Filed Pursuant to Rule 424(b)(3)
Registration File No. 333-192700

PROSPECTUS

(Proposed holding company for Tempo Bank)

Up to 616,072 Shares of Common Stock

(Subject to increase to 708,483 shares)

Sugar Creek Financial Corp., a newly formed Maryland corporation that is referred to as New Sugar Creek throughout this prospectus, is offering common stock for sale in connection with the conversion of Tempo Bank from the mutual holding company form of organization to the stock form of organization.

We are offering up to 616,072 shares of common stock for sale on a best efforts basis, subject to certain conditions. We must sell a minimum of 455,358 shares to complete the offering. All shares are offered at a price of $7.00 per share. Purchasers will not pay a commission to purchase shares of common stock in the offering. The amount of capital being raised is based on an independent appraisal of New Sugar Creek. Most of the terms of this offering are required by regulations of the Board of Governors of the Federal Reserve System. We may sell up to 708,483 shares because of demand for the shares of common stock or changes in market conditions without giving you further notice or the opportunity to change or cancel your order.

The shares we are offering represent the 55.7% ownership interest in Sugar Creek Financial Corp., a federal corporation that is referred to as Old Sugar Creek throughout this prospectus, now owned by Sugar Creek MHC. The remaining 44.3% interest in Old Sugar Creek currently owned by the public will be exchanged for shares of common stock of New Sugar Creek. The 396,243 shares of Old Sugar Creek currently owned by the public will be exchanged for between 352,463 shares and 476,861 shares of common stock of New Sugar Creek (subject to increase to 548,390 shares if we sell 708,483 shares in the offering) so that Old Sugar Creek’s existing public shareholders will own approximately the same percentage of New Sugar Creek common stock as they owned of Old Sugar Creek’s common stock immediately before the conversion. Old Sugar Creek and Sugar Creek MHC will cease to exist upon completion of the conversion and offering.

We are offering the shares of common stock in a subscription offering to eligible depositors and borrowers of Tempo Bank and Tempo Bank’s tax-qualified employee stock ownership plan. Shares of common stock not purchased in the subscription offering may be offered for sale in a community offering, with a preference given to natural persons residing in Clinton, Madison and St. Clair Counties, Illinois, then to shareholders of Old Sugar Creek and then to other members of the general public. To the extent any shares offered for sale are not purchased in the subscription or community offerings, they may be sold in a syndicated community offering to be managed by Keefe, Bruyette & Woods, Inc. With respect to the subscription offering, the community offering and the syndicated community offering Keefe, Bruyette & Woods will use its best efforts to assist New Sugar Creek in its selling efforts but is not required to purchase any shares of common stock that are being offered for sale in such offerings.

The minimum order is 25 shares. The subscription offering will end at 2:00 p.m., Central time, on March 18, 2014. We expect that the community offering, if held, will terminate at the same time, although it may continue without notice to you until May 2, 2014 or longer if the Federal Reserve Board approves a later date. No single extension may exceed 90 days and the offering must be completed by March 31, 2016. Once submitted, orders are irrevocable unless the offering is terminated or is extended beyond May 2, 2014, or the number of shares of common stock to be sold is increased to more than 708,483 shares or decreased to less than 455,358 shares. If we extend the offering beyond May 2, 2014, all subscribers will be notified and given the opportunity to confirm, change or cancel their orders. If you do not respond to this notice, we will promptly return your funds with interest calculated at Tempo Bank’s passbook savings rate or cancel your deposit account withdrawal authorization. If we intend to sell fewer than 455,358 shares or more than 708,483 shares, we will promptly return all funds and set a new offering range. All subscribers will be notified and given the opportunity to place a new order. Funds received before the completion of the subscription and community offerings will be held in a segregated account at Tempo Bank and will earn interest at Tempo Bank’s passbook savings rate, which is currently 0.25%.

Old Sugar Creek’s common stock is currently quoted on the OTC Bulletin Board under the symbol “SUGR.” We expect that New Sugar Creek’s common stock will be quoted on the OTC Bulletin Board under the trading symbol “SUGRD” for a period of 20 trading days after the completion of the offering. Thereafter, the trading symbol will be SUGR. We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012.

This investment involves a degree of risk, including the possible loss of principal. Please read “Risk Factors” beginning on page 14.

OFFERING SUMMARY

Price Per Share: $7.00

	Minimum	Midpoint	Maximum	Maximum, as Adjusted
Number of shares	455,358	535,715	616,072	708,483
Gross offering proceeds	$3,187,506	$3,750,005	$4,312,504	$4,959,381
Estimated offering expenses, excluding selling agent fees	$725,000	$725,000	$725,000	$725,000
Estimated selling agent fees (1)(2)	$200,000	$200,000	$200,000	$200,000
Estimated net proceeds	$2,262,506	$2,825,005	$3,387,504	$4,034,381
Estimated net proceeds per share	$4.97	$5.27	$5.50	$5.69

(1)	Assumes all shares are sold in the subscription and community offerings and excludes reimbursable expenses and conversion agent fees. For information regarding compensation to be received by Keefe, Bruyette & Woods, see “Pro Forma Data” and “The Conversion and Offering—Marketing Arrangements.”
(2)	If all shares of common stock are sold in the syndicated community offering, excluding shares purchased by the employee stock ownership plan and shares purchased by insiders of Old Sugar Creek, for which no selling agent commissions would be paid, the maximum selling agent fees and commissions would be $165,067 at the minimum, $227,167 at the maximum, and $262,875 at the adjusted maximum. See “The Conversion and Offering—Syndicated Community Offering” and “—Marketing Arrangements” for a discussion of the fees to be paid to Keefe, Bruyette & Woods and other FINRA member firms in the event that all shares are sold in the syndicated community offering.

These securities are not deposits or savings accounts and are not insured or guaranteed by the FDIC or any other government agency. Neither the Securities and Exchange Commission, the Board of Governors of the Federal Reserve System nor any state securities regulator has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

For assistance, please contact the Stock Information Center at (855) 824-9310.

The date of this prospectus is February 11, 2014

TEMPO BANK

MADISON COUNTY
MISSOURI
55
70
270
127
Carlyle Lake
CLINTON COUNTY
St. Louis
64
50
Trenton
Breese
ST. CLAIR COUNTY
ILLINOIS

Chicago
ILLINOIS
St. Louis

Office Locations

Trenton
28 West Broadway Street
(618) 224-9228

Breese
301 North 4th Street
(618) 526-7256

SUMMARY

This summary highlights material information from this prospectus and may not contain all the information that is important to you. To understand the conversion and offering fully, you should read this entire document carefully.

Our Company

New Sugar Creek Financial Corp. The shares being offered will be issued by New Sugar Creek, a Maryland corporation. Upon completion of the conversion, New Sugar Creek will become the successor corporation to Old Sugar Creek and the parent holding company for Tempo Bank. New Sugar Creek will be subject to comprehensive regulation and examination by the Board of Governors of the Federal Reserve System, which we refer to herein as the Federal Reserve Board.

Old Sugar Creek Financial Corp. and Sugar Creek MHC. Old Sugar Creek is a federally chartered corporation that owns all of the outstanding shares of common stock of Tempo Bank. Old Sugar Creek’s common stock is currently quoted on the OTC Bulletin Board under the symbol “SUGR.” We expect that New Sugar Creek’s common stock will be quoted on the OTC Bulletin Board under the symbol “SUGRD” for a period of 20 trading days after the completion of the offering. Thereafter, the symbol will be “SUGR.”

At September 30, 2013, Old Sugar Creek had consolidated total assets of $88.4 million, net loans of $73.5 million, total deposits of $72.6 million and total stockholders’ equity of $10.2 million. As of the date of this prospectus, Old Sugar Creek had 895,027 shares of common stock outstanding. At completion of the conversion and offering, Old Sugar Creek will cease to exist.

Sugar Creek MHC is the federally chartered mutual holding company of Old Sugar Creek. Sugar Creek MHC’s sole business activity is the ownership of 498,784 shares of common stock of Old Sugar Creek, or 55.7% of the common stock outstanding as of the date of this prospectus. After completion of the conversion, Sugar Creek MHC will cease to exist.

Tempo Bank. Tempo Bank is a federally chartered savings bank that operates from two full-service locations in Trenton and Breese, Illinois. We offer a variety of deposit and loan products to individuals and small businesses in our market area. Trenton and Breese are in western Clinton County, Illinois, approximately 35 miles east of St. Louis, Missouri.

Our principal executive offices are located at 28 West Broadway, Trenton, Illinois 62293 and our telephone number is (618) 224-9228. Our web site address is www.tempobank.com. Information on our web site should not be considered a part of this prospectus.

Our Business

We operate as a community bank. Our primary business is generating funds from deposits and investing such funds in loans in our market area.

•	Retail Lending. Our primary line of business is originating loans to consumers in our market area. The largest segment of our loan portfolio is owner-occupied single-family mortgage loans. We also offer nonowner-occupied single-family mortgage loans and consumer loans. These retail loans constituted 92.0% of our total loan portfolio at September 30, 2013.

•	Commercial Lending. Our loan portfolio includes multi-family and commercial real estate loans and land loans. These commercial loans constituted 8.0% of our total loan portfolio at September 30, 2013.

•	Deposit Products and Services. We offer a full range of traditional deposit products for consumers and businesses, such as checking accounts, savings accounts, money market accounts and certificates of deposit. We provide features such as direct deposit, ATM and check card services, and on-line banking and bill pay services.

Our Business Strategy

Our mission is to operate as a well-capitalized profitable community-oriented financial institution. Highlights of our business strategy are discussed below.

•	Continue to emphasize the origination of single-family, owner occupied lending. Our primary lending activity is the origination of residential real estate loans secured by homes in our market area. We are a portfolio lender and generally do not sell loans in the secondary market. We intend to continue emphasizing the origination of single-family, owner occupied loans after completion of the offering. At September 30, 2013, 77.7% of our total loans were single-family, owner occupied loans. We believe our emphasis on single-family, owner occupied lending, which carries a lower credit risk than single-family, non-owner occupied, commercial and multi-family real estate lending, contributes to our high asset quality.

•	Enhancing core earnings by increasing lower cost transaction and savings accounts and continued emphasis on operational efficiencies. Checking, savings and money market accounts are a lower cost source of funds than certificates of deposits, and we have made a concerted effort to increase lower-cost transaction deposit accounts and reduce our dependence on traditional higher cost certificates of deposit. Our ratio of certificates of deposit to total deposits has decreased from 62.8% at March 31, 2011 to 45.4% at September 30, 2013. We intend to continue to market our core transaction accounts and savings accounts, emphasizing additional product offerings and our high quality service.

•	Maintaining our single-family non-owner occupied loans. As the St. Louis market continues to grow eastward to the communities we serve in Illinois, we anticipate that there will be many single-family non-owner occupied loan opportunities that we may pursue with our conservative underwriting guidelines. At September 30, 2013, single-family non-owner occupied loans comprised 12.1% of total loans. We believe this type of lending helps diversify our balance sheet, improve our interest rate risk exposure and increase our presence in our market area. Further, with the additional capital raised in the offering, we expect to continue to pursue larger lending relationships typically associated with single-family non-owner occupied real estate lending. Loans secured by residential investment rental properties represent a unique credit risk to us and, as a result, we adhere to specific underwriting guidelines for such loans. See “Our Business—Loan Underwriting Risks—Single-Family Non-owner Occupied Residential Loans.”

•	Continue to use conservative underwriting practices to maintain the high quality of our loan portfolio. We believe that maintaining high asset quality is a key to long-term financial success. We have sought to grow our loan portfolio while keeping nonperforming assets to a minimum. We use underwriting standards that we believe are conservative and we diligently monitor collection efforts, At September 30, 2013, our non-performing loans were 2.3% of our loan portfolio. Although we intend to continue our efforts to originate single-family non-owner occupied loans and, to a lesser extent, commercial and multi-family loans after the offering, we intend to maintain our philosophy of managing large loan exposures through our conservative approach to lending.

•	Building core deposits by expanding our branch network into growing communities in our market area. Although most of the communities in Clinton County are rural and have an agricultural-based economy, there are many communities in our market area, in particular eastern St. Clair County and southeastern Madison County, that are experiencing population growth and economic expansion. We intend to pursue growth of core deposit relationships by expanding into these growing communities through acquisitions, or de novo branching. While we currently have no specific plans to acquire a financial institution or branch or open a de novo branch, the capital raised in the offering will enable us to identify and pursue potential acquisitions or, should suitable acquisition opportunities not emerge, undertake de novo branching.

•	Remaining a community-oriented institution. We were established in 1889 and have been operating continuously since that time. We have been, and continue to be, committed to meeting the financial needs of the communities in which we operate and remain dedicated to providing customer service as a means to attract and retain customers. We deliver personalized service and respond with flexibility to customer needs. We believe that our community orientation is attractive to our customers and distinguishes us from the large banks that operate in our area.

Description of the Conversion

In 2007, we reorganized Tempo Bank into a stock savings bank with a mutual holding company structure and formed Old Sugar Creek as the mid-tier holding company for Tempo Bank. In connection with the reorganization, we sold a minority interest in Old Sugar Creek common stock to our depositors, our borrowers, our employee stock ownership plan and community members in the offering. The majority of Old Sugar Creek’s shares were issued to Sugar Creek MHC, a mutual holding company organized under federal law. As a mutual holding company, Sugar Creek MHC does not have any shareholders, does not hold any significant assets other than the common stock of Old Sugar Creek, and does not engage in any significant business activity. Our current ownership structure is as follows:

The “second-step” conversion process that we are now undertaking involves a series of transactions by which we will convert our organization from the partially public mutual holding company form to the fully public stock holding company structure. In the stock holding company structure, all of Tempo Bank’s common stock will be owned by New Sugar Creek, and all of New Sugar Creek’s common stock will be owned by the public. We are conducting the conversion and offering under the terms of our plan of conversion and reorganization (which is referred to as the “plan of conversion”). Upon completion of the conversion and offering, Old Sugar Creek and Sugar Creek MHC will cease to exist.

After the conversion and offering, our ownership structure will be as follows:

As part of the conversion, we are offering for sale common stock representing the ownership interest of Old Sugar Creek that is currently held by Sugar Creek MHC. At the conclusion of the conversion and offering, existing public shareholders of Old Sugar Creek will receive shares of common stock in New Sugar Creek in exchange for their existing shares of common stock of Old Sugar Creek, based upon an exchange ratio of 0.8895 to 1.2035 at the minimum and maximum of the offering range, respectively. If, as a result of regulatory considerations, demand for the shares or changes in financial market conditions, the independent appraiser determines that our market value has increased, we may sell up to 708,483 shares in the offering and the exchange ratio will be increased to 1.3840. The actual exchange ratio will be determined at the conclusion of the conversion and the offering based on the total number of shares sold in the offering, and is intended to result in Old Sugar Creek’s existing public shareholders owning 43.6% of New Sugar Creek common stock, which is based on the 44.3% ownership interest that existing public shareholders currently own of Old Sugar Creek common stock adjusted to reflect the net assets of Sugar Creek MHC, without giving effect to cash paid in lieu of issuing fractional shares or shares that existing shareholders may purchase in the offering.

We may cancel the conversion and offering with the concurrence of the Federal Reserve Board. If canceled, orders for common stock already submitted will be canceled, subscribers’ funds will be promptly returned with interest calculated at Tempo Bank’s passbook savings rate and all deposit account withdrawal authorizations will be canceled.

The normal business operations of Tempo Bank will continue without interruption during the conversion and offering, and the same officers and directors who currently serve Old Sugar Creek and Tempo Bank in the mutual holding company structure will serve New Sugar Creek and Tempo Bank in the fully converted stock form.

Reasons for the Conversion and Offering

Our primary reasons for the conversion and offering are the following:

•	Eliminate the uncertainties associated with the mutual holding company structure under financial reform legislation;

•	Transition us to a more familiar and flexible organizational structure;

•	Enhance our regulatory capital position;

•	Facilitate future mergers and acquisitions; and

•	Improve the liquidity of our shares of common stock.

Terms of the Offering

We are offering between 455,358 and 616,072 shares of common stock in a subscription offering to eligible depositors and borrowers of Tempo Bank and to our tax-qualified employee benefit plans, including our employee stock ownership plan. To the extent shares remain available, we may offer shares in a community offering to natural persons residing in Clinton, Madison and St. Clair Counties, Illinois, to our existing public shareholders and to the general public. With regulatory approval, we may increase the number of shares to be sold up to 708,483 shares without giving you further notice or the opportunity to change or cancel your order. In considering whether to increase the offering size, the Federal Reserve Board will consider the level of subscriptions, the views of our independent appraiser, our financial condition and results of operations, and changes in financial market conditions. Once submitted, orders are irrevocable unless the offering is terminated or is extended beyond May 2, 2014, or the number of shares of common stock to be sold is increased to more than 708,483 shares or decreased to less than 455,358 shares. If we extend the offering beyond May 2, 2014, all subscribers will be notified and given the opportunity to confirm, change or cancel their orders. If you do not respond to this notice, we will promptly return your funds with interest calculated at Tempo Bank’s passbook savings rate or cancel your deposit account withdrawal authorization. If we intend to sell fewer than 455,358 shares or more than 708,483 shares, we will promptly return all funds and set a new offering range. All subscribers will be notified and given the opportunity to place a new order.

Shares of our common stock not purchased in the subscription or community offerings may be sold in a syndicated community offering. We may begin the syndicated community offering at any time following commencement of the subscription offering.

The purchase price is $7.00 per share. All investors will pay the same purchase price per share. Investors will not be charged a commission to purchase shares of common stock in the offering. Keefe, Bruyette & Woods, our conversion advisor and marketing agent in the offering, will use its best efforts to assist us in selling shares of our common stock in the subscription, community and syndicated community offerings. Keefe, Bruyette & Woods is not obligated to purchase any shares of common stock in the subscription, community or syndicated community offerings.

Risks Relating to the Offering and Our Business

An investment in the common stock of New Sugar Creek involves a degree of risk, including the possible loss of principal. You should carefully read and consider the information set forth in “Risk Factors” before purchasing shares of New Sugar Creek common stock.

How We Determined the Offering Range and Exchange Ratio

Federal regulations require that the aggregate purchase price of the securities sold in the offering be based upon our estimated pro forma market value after the conversion (i.e., taking into account the expected receipt of proceeds from the sale of securities in the offering), as determined by an independent appraisal. In accordance with the regulations of the Federal Reserve Board, a valuation range is established which ranges from 15% below to 15% above this pro forma market value. We have retained RP Financial, LC., which is experienced in the evaluation and appraisal of financial institutions, to prepare the appraisal. RP Financial has indicated that in its valuation as of January 17, 2014, New Sugar Creek’s common stock’s estimated full market value was $6.7 million, resulting in a valuation range from $5.7 million at the minimum to $7.7 million at the maximum. This results in an offering range of $3.2 million to $4.3 million, with a midpoint of $3.8 million. RP Financial will receive fees totaling $25,000 for its appraisal report, plus $2,500 for any appraisal updates (of which there will be at least one) and reimbursement of out-of-pocket expenses.

The appraisal was based in part upon Old Sugar Creek’s financial condition and results of operations, the effect of the additional capital we will raise from the sale of common stock in this offering, and an analysis of a peer group of ten publicly traded savings and loan holding companies that RP Financial considered comparable to Old Sugar Creek. A list of the appraisal peer group companies is set forth in “The Conversion and Offering—How We Determined the Offering Range and the $7.00 Purchase Price.”

In preparing its appraisal, RP Financial considered the information in this prospectus, including our financial statements. RP Financial also considered the following factors, among others:

•	our historical and projected operating results and financial condition, including, but not limited to, net interest income, the amount and volatility of interest income and interest expense relative to changes in market conditions and interest rates, asset quality, levels of loan loss provisions, the amount and sources of noninterest income, and the amount of noninterest expense;

•	the economic, demographic and competitive characteristics of our market area, including, but not limited to, employment by industry type, unemployment trends, trends in the local real estate markets, size and growth of the population, trends in household and per capita income, and deposit market share;

•	a comparative evaluation of our operating and financial statistics with those of other similarly-situated, publicly-traded savings associations and savings association holding companies, which included a comparative analysis of balance sheet composition, income statement and balance sheet ratios, credit and interest rate risk exposure;

•	the effect of the capital raised in this offering on our net worth and earnings potential, including, but not limited to, the increase in consolidated equity resulting from the offering, the estimated increase in earnings resulting from the investment of the net proceeds of the offering and the estimated impact on consolidated equity and earnings resulting from adoption of the proposed employee stock benefit plans; and

•	the trading market for Old Sugar Creek common stock and securities of comparable institutions and general conditions in the market for such securities.

Four measures that some investors use to analyze whether a stock might be a good investment are the ratio of the offering price to the issuer’s “book value” and “tangible book value” and the ratio of the offering price to the issuer’s earnings and “core earnings.” RP Financial considered these ratios in preparing its appraisal, among other factors. Book value is the same as total equity and represents the difference in value between the issuer’s assets and liabilities. Tangible book value is equal to total equity minus intangible assets. Core earnings, for purposes of the appraisal, was defined as net earnings after taxes, excluding the after-tax portion of income from non-recurring items.

In applying each of the valuation methods, RP Financial considered adjustments to our pro forma market value based on a comparison of New Sugar Creek with the peer group. RP Financial made downward adjustments for earnings, asset growth, liquidity of the stock and stock market conditions. No adjustments were made for financial condition, primary market area, dividend policy, management or the effect of government regulations and regulatory reform. Factors supporting the downward valuation adjustment for earnings included our lower profitability ratios, implied greater interest rate risk, and perceived more limited earnings growth potential. A downward valuation adjustment for asset growth was applied based in part on our recent asset shrinkage in comparison to asset growth by the peer group. A downward adjustment for liquidity was applied based on our lower expected market capitalization and number of common shares to be outstanding, along with the expectation that our shares will trade on the OTC Bulletin Board, versus the peer group, all of whom trade on NASDAQ. The valuation adjustment for stock market conditions took into consideration the prevailing stock market environment for the common stock of thrifts and their holding companies, which has increased in recent periods based on the performance of industry indices, but such increases have generally been relatively less than the stock market as a whole.

The following table presents a summary of selected pricing ratios for the peer group companies utilized by RP Financial in its appraisal and the pro forma pricing ratios for us as calculated by RP Financial in its appraisal report, based on financial data as of and for the twelve months ended December 31, 2013. The pricing ratios for New Sugar Creek are based on financial data as of and for the twelve months ended December 31, 2013.

	Price to Earnings Multiple	Price to Core Earnings Multiple	Price to Book Value Ratio	Price to Tangible Book Value Ratio
New Sugar Creek (pro forma):
Minimum	16.58x	16.98x	46.08%	46.08%
Midpoint	19.69x	20.17x	52.12%	52.12%
Maximum	22.86x	23.42x	57.66%	57.66%
Maximum, as adjusted	26.59x	27.24x	63.58%	63.58%
Pricing ratios of peer group companies as of January 17, 2014:
Average	20.89x	21.19x	86.91%	90.72%
Median	17.22x	17.05x	86.52%	90.18%

Compared to the average pricing ratios of the peer group, at the maximum of the offering range our common stock would be priced at a discount of 33.7% and 36.4% to the peer group on a price-to-book basis and on a price-to-tangible book basis, respectively and a premium of 9.4% and 10.5% to the peer group on a price-to-earnings basis and a price-to-core earnings basis, respectively. This means that, at the maximum of the offering range, a share of our common stock would be less expensive than the peer group on a book value and tangible book value basis and more expensive than the peer group on a price-to-earnings and price-to-core earnings basis.

Our board of directors reviewed RP Financial’s appraisal report, including the methodology and the assumptions used by RP Financial, and determined that the valuation range was reasonable. Our board of directors has decided to offer the shares for a price of $7.00 per share. The purchase price of $7.00 per share was determined by us, taking into account, among other factors, the market price of our stock before adoption of the plan of conversion, the requirement under Federal Reserve Board regulations that the common stock be offered in a manner that will achieve the widest distribution of the stock, and desired liquidity in the common stock after the offering. The exchange ratio is intended to result in Old Sugar Creek’s existing public shareholders owning approximately 43.6% of New Sugar Creek’s common stock, which is the same percentage of Old Sugar Creek common stock currently owned by existing public shareholders as adjusted to reflect the assets of Sugar Creek MHC. Based upon such formula and the offering range, the exchange ratio will range from a minimum of 0.8895 to a maximum of 1.2035 shares of New Sugar Creek common stock for each current share of Old Sugar Creek common stock, with a midpoint of 1.0465. Based upon this exchange ratio, we expect to issue between 352,463 and 476,861 shares of New Sugar Creek common stock to the holders of Old Sugar Creek common stock outstanding immediately before the completion of the conversion and offering.

Because of differences in important factors such as operating characteristics, location, financial performance, asset size, capital structure and business prospects between us and other fully converted institutions, you should not rely on these comparative valuation ratios as an indication as to whether or not our common stock is an appropriate investment for you. The appraisal is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing our common stock. You should not assume or expect that the appraisal described above means that our common stock will trade at or above the $7.00 purchase price after the offering.

Our board of directors makes no recommendation of any kind as to the advisability of purchasing shares of common stock in the offering.

The Exchange of Existing Shares of Old Sugar Creek Common Stock

If you are a shareholder of Old Sugar Creek on the date we complete the conversion and offering, your existing shares will be canceled and exchanged for shares of New Sugar Creek. The number of shares you will receive will be based on an exchange ratio determined as of the completion of the conversion and offering that is intended to result in Old Sugar Creek’s existing public shareholders owning approximately 43.6% of New Sugar Creek’s common stock, which is the same percentage of Old Sugar Creek common stock currently owned by existing public shareholders as adjusted to reflect the assets of Sugar Creek MHC. The following table shows how the exchange ratio will adjust, based on the number of shares sold in our offering. The table also shows how many shares a hypothetical owner of 100 shares of Old Sugar Creek common stock would receive in the exchange, based on the number of shares sold in the offering.

	Shares to be Sold in the Offering		Shares to be Exchanged for Existing Shares of Old Sugar Creek		Total Shares of Common Stock to be Outstanding	Exchange Ratio	Equivalent per Share Value (1)	Equivalent Pro Forma Book Value per Exchanged Share (2)	Shares to be Received for 100 Existing Shares (3)
	Amount	Percent	Amount	Percent
Minimum	455,358	56.4%	352,463	43.6%	807,821	0.8895	$6.23	$13.39	89
Midpoint	535,715	56.4%	414,662	43.6%	950,377	1.0465	$7.33	$13.93	105
Maximum	616,072	56.4%	476,861	43.6%	1,092,933	1.2035	$8.42	$14.48	120
Maximum, as adjusted	708,483	56.4%	548,390	43.6%	1,256,873	1.3840	$9.69	$15.11	138

(1)	Represents the value of shares of New Sugar Creek common stock received in the conversion by a holder of one share of Old Sugar Creek common stock at the exchange ratio, assuming a market price of $7.00 per share.
(2)	Represents the pro forma shareholders’ equity per share at each level of the offering range multiplied by the respective exchange ratio.
(3)	Cash will be paid instead of issuing any fractional shares.

No fractional shares of New Sugar Creek common stock will be issued in the conversion and offering. For each fractional share that would otherwise be issued, we will pay cash in an amount equal to the product obtained by multiplying the fractional share interest to which the holder would otherwise be entitled by the $7.00 per share offering price.

How We Intend to Use the Proceeds of this Offering

The following table summarizes how we intend to use the proceeds of the offering, based on the sale of shares at the minimum and maximum of the offering range. We intend to contribute 50.0% of the net proceeds of the offering to Tempo Bank.

	455,358 Shares at $7.00 per Share	616,072 Shares at $7.00 per Share
	(In thousands)
Offering proceeds	$3,188	$4,313
Less: offering expenses	925	925

Net offering proceeds	2,263	3,388
Less:
Proceeds contributed to Tempo Bank	1,132	1,694
Proceeds used for loan to employee stock ownership plan	255	345

Proceeds remaining for New Sugar Creek	$876	$1,349

Initially, we intend to invest the proceeds of the offering in short-term investments. In the future, New Sugar Creek may use the funds it retains to invest in securities, pay cash dividends (subject to regulatory restrictions), repurchase shares of its common stock (subject to regulatory restrictions), to finance the possible acquisition of other financial institutions or other businesses that are related to banking (although we have no specific plans to do so at this time) or for general corporate purposes. Tempo Bank intends to use the portion of the proceeds that it receives to fund new loans. We expect that much of the loan growth will occur in our single-family residential mortgage portfolio, but we have not allocated specific dollar amounts to any particular area of our loan portfolio. The amount of time that it will take to deploy the proceeds of the offering into loans will depend primarily on the level of loan demand.

Purchases by Directors and Executive Officers

We expect that our directors and executive officers, together with their associates, will subscribe for 25,911 shares, which is 4.8% of the midpoint of the offering. Our directors and executive officers will pay the same $7.00 per share price as everyone else who purchases shares in the offering. Like all of our depositors, our directors and executive officers have subscription rights based on their deposits and, in the event of an oversubscription, their orders will be subject to the allocation provisions set forth in our plan of conversion. Purchases by our directors and executive officers will count towards the minimum number of shares we must sell to close the offering. Following the conversion and offering, and including shares received in exchange for shares of Old Sugar Creek, our directors and executive officers, together with their associates, are expected to own 80,638 shares of New Sugar Creek common stock, which would equal 8.5% of our outstanding shares if shares are sold at the midpoint of the offering range.

Benefits of the Conversion to Management

We intend to expand our employee stock ownership plan and implement a new equity incentive plan as described below. We will recognize additional compensation expense related to the expanded employee stock ownership plan and the new equity incentive plan. As reflected under “Pro Forma Data,” based upon assumptions set forth therein, the annual expense related to the employee stock ownership plan and the new equity incentive plan would have been $65,000 for the year ended March 31, 2013 on an after-tax basis, assuming shares are sold at the maximum of the offering range. The actual expense for the employee stock ownership plan and the new equity incentive plan will depend on the market value of our common stock.

Employee Stock Ownership Plan. Our employee stock ownership plan intends to purchase an amount of shares equal to 8.0% of the shares sold in the offering. The plan will use the proceeds from a 15-year loan from New Sugar Creek to purchase these shares. We reserve the right to purchase shares of common stock in the open market following the offering to fund all or a portion of the employee stock ownership plan. As the loan is repaid and shares are released from collateral, the shares will be allocated to the accounts of employee participants. Allocations will be based on a participant’s individual compensation as a percentage of total plan compensation. Non-employee directors are not eligible to participate in the employee stock ownership plan. We will incur additional compensation expense as a result of this plan. See “Pro Forma Data” for an illustration of the effects of this plan.

Equity Incentive Plan. We intend to implement a new equity incentive plan no earlier than six months after completion of the conversion and offering. We will submit this plan to our shareholders for their approval. If we implement the plan within one year after the conversion, we may grant stock options in an amount up to 10.0% of the number of shares sold in the offering and restricted stock awards in an amount equal to 4.0% of the shares sold in the offering. Stock options will be granted at an exercise price equal to 100% of the fair market value of our common stock on the option grant date. Shares of restricted stock will be awarded at no cost to the recipient. We will incur additional compensation expense as a result of this plan. See “Pro Forma Data” for an illustration of the effects of this plan. If the equity incentive plan is implemented more than one year after the conversion, the percentage limitations set forth above will not apply. We have not yet determined when we will present these plans for stockholder approval and we have not yet determined the number of shares that would be reserved for issuance under this plan. The new equity incentive plan will supplement awards granted or still available under our 2007 Equity Incentive Plan which will continue as a plan of New Sugar Creek.

Potential Dilution and Increased Compensation Costs Related to Equity Benefit Plans. The following table summarizes, at the maximum of the offering range, the total number and value of the shares of common stock that the employee stock ownership plan expects to acquire and the total value of all restricted stock awards and stock options that are expected to be available under the new equity incentive plan (assuming the equity incentive plan is implemented within one year following completion of the conversion). The equity incentive plan may award a greater number of options and restricted stock awards if the plan is adopted more than one year after completion of the conversion.

	Number of Shares to be Granted or Purchased			Total Estimated Value At Maximum of Offering Range
	At Maximum of Offering Range	As a % of Common Stock Sold (3)	Dilution Resulting from Issuance of Additional Shares
Employee stock ownership plan (1)	49,286	8.00%	—%	$345,002
Restricted stock awards (1)	24,643	4.00	2.21	172,501
Stock options (2)	61,607	10.00	5.34	166,339

Total	135,536	22.00%	7.31%	$683,842

(1)	Assumes the value of New Sugar Creek common stock is $7.00 per share for determining the total estimated value.

(2)	Assumes the value of a stock option is $2.70, which was determined using the Black-Scholes option pricing formula. See “Pro Forma Data.”
(3)	At the maximum of the offering range, we will sell 616,072 shares and have 1,092,933 shares outstanding.

We may fund our plans through open market purchases, as opposed to new issuances of common stock; however, if any options previously granted under our 2007 Equity Incentive Plan are exercised during the first year following completion of the offering, they will be funded with newly-issued shares as federal regulations do not permit us to repurchase our shares during the first year following the completion of this offering except to fund the grants of restricted stock under the stock-based incentive plan or, with prior regulatory approval, under extraordinary circumstances.

The following table presents information regarding our existing employee stock ownership plan, options and restricted stock previously awarded or available under our 2007 Equity Incentive Plan, additional shares to be purchased by our employee stock ownership plan and our proposed equity incentive plan. The table below assumes that 1,092,933 shares are outstanding after the offering, which includes the sale of 616,072 shares in the offering at the maximum of the offering range and the issuance of 476,861 shares in exchange for shares of Old Sugar Creek using an exchange ratio of 1.2035. It is also assumed that the value of the stock is $7.00 per share.

Stock Benefit Plans	Eligible Participants	Number of Shares at Maximum of Offering Range		Estimated Value of Shares		Percentage of Shares Outstanding After the Conversion and Offering
	(Dollars in thousands)
Employee Stock Ownership Plan:	Employees
Shares purchased in 2007 offering (1)		41,709	(2)	$292		3.82%
Shares to be purchased in this offering		49,286		345		4.51

Total employee stock ownership plan		90,995		$637		8.33%
Restricted Stock Awards:	Directors and employees
2007 Equity Incentive Plan (1)		21,391	(3)	$150	(4)	1.96%
New shares of restricted stock		24,643		173		2.25

Total shares of restricted stock		46,034		323		4.21%
Stock Options:	Directors and employees
2007 Equity Incentive Plan (1)		53,480	(5)	$144	(6)	4.89%
New stock options		61,607		166	(7)	5.64

Total stock options		115,087		310		10.53

Total stock benefit plans		252,116		$1,270		23.07%

(1)	Number of shares has been adjusted for the 1.2035 exchange ratio at the maximum of the offering range.
(2)	As of September 30, 2013, of these shares, 16,040 (13,328 before adjustment) have been allocated to the accounts of participants and 25,669 (21,329 before adjustment) remain unallocated.
(3)	As of September 30, 2013, of these shares, 21,391 (17,774 before adjustment) have been awarded and no shares remain available for future awards.
(4)	The actual value of restricted stock grants will be determined based on their fair value as of the date grants are made. For purposes of this table, fair value is assumed to be the same as the offering price of $7.00 per share.
(5)	As of September 30, 2013, of these shares, no options had been awarded and options for 53,480 shares (44,437 shares before adjustment) remain available for future grants. As of September 30, 2013, no options had been exercised.
(6)	The fair value of stock options granted or available for grant under the 2007 Equity Incentive Plan has been estimated using the Black-Scholes option pricing model. There were no outstanding options at September 30, 2013. Adjusting for the exchange ratio at the maximum of the offering range, the fair value of stock options granted or available for grant under the 2007 Equity Incentive Plan has been estimated at $2.70 per option.
(7)	For purposes of this table, the fair value of stock options to be granted under the new equity incentive plan has been estimated at $2.70 per option using the Black-Scholes option pricing model with the following assumptions: exercise price, $7.00; trading price on date of grant, $7.00; dividend yield, 0.00%; expected life, 10 years; expected volatility, 23.37%; and risk-free interest rate, 2.64%.

Persons Who Can Order Stock in the Subscription Offering

We are offering shares of New Sugar Creek common stock in a subscription offering to the following persons in the following order of priority:

1.	Persons with aggregate balances of $50 or more on deposit at Tempo Bank as of the close of business on September 30, 2012.

2.	Our employee stock ownership plan.

3.	Persons with aggregate balances of $50 or more on deposit at Tempo Bank as of the close of business on December 31, 2013 who are not eligible in category 1 above.

4.	Tempo Bank’s depositors as of the close of business on January 31, 2014, who are not in categories 1 or 3 above and borrowers of Tempo Bank as of September 19, 1989 who continue to be borrowers as of January 31, 2014.

If we receive subscriptions for more shares than are to be sold in this offering, we may be unable to fill or may only partially fill your order. Shares will be allocated in order of the priorities described above under a formula outlined in the plan of conversion. See “The Conversion and Offering—Subscription Offering and Subscription Rights” for a description of the allocation procedure.

Purchase Limitations

Pursuant to our plan of conversion, our board of directors has established limitations on the purchase of common stock in the offering. These limitations include the following:

•	The minimum purchase is 25 shares.

•	No individual (or individuals exercising subscription rights through a single qualifying account held jointly) may purchase more than $154,000 of common stock (which equals 22,000 shares) in the offering. In addition, if any of the following persons purchase shares of common stock, their purchases, in all categories of the offering combined, when aggregated with your purchases, cannot exceed $154,000 of common stock (which equals 22,000 shares):

•	Any person who is related by blood or marriage to you and who either lives in your home or who is a director or senior officer of Tempo Bank;

•	Companies or other entities in which you are an officer or partner or have a 10% or greater beneficial ownership interest; and

•	Trusts or other estates in which you have a substantial beneficial interest or as to which you serve as a trustee or in another fiduciary capacity.

Unless we determine otherwise, persons having the same address and persons exercising subscription rights through qualifying accounts registered to the same address will be subject to this overall purchase limitation. We have the right to determine, in our sole discretion, whether prospective purchasers are associates or acting in concert.

•	No individual, together with any associates, and no group of persons acting in concert may purchase shares of common stock so that, when combined with shares of New Sugar Creek common stock received in exchange for shares of Old Sugar Creek common stock, such person or persons would hold more than 9.9% of the number of shares of New Sugar Creek common stock outstanding upon completion of the conversion and offering. This means that if you already own a significant number of shares, you may not be permitted to purchase the maximum number of shares in the offering. No person will be required to divest any shares of Old Sugar Creek common stock or be limited in the number of shares of New Sugar Creek to be received in exchange for shares of Old Sugar Creek common stock as a result of this purchase limitation. You will be required to obtain the approval or non-objection of the Federal Reserve Board prior to acquiring 10% or more of New Sugar Creek’s common stock.

Subject to the Federal Reserve Board’s approval, we may increase or decrease the purchase limitations at any time. If we increase the maximum purchase limitation to 5.0% of the shares of common stock sold in the offering, we may further increase the maximum purchase limitation to 9.99%, provided that orders for common stock exceeding 5.0% of the shares of common stock sold in the offering may not exceed in the aggregate 10.0% of the total shares of common stock sold in the offering. Our tax-qualified employee benefit plans, including our employee stock ownership plan, are authorized to purchase up to 10% of the shares sold in the offering, without regard to these purchase limitations.

Conditions to Completing the Conversion and Offering

We cannot complete the conversion and offering unless:

•	the plan of conversion is approved by at least a majority of votes eligible to be cast by members of Sugar Creek MHC;

•	the plan of conversion is approved by at least two-thirds of the outstanding shares of Old Sugar Creek, including shares held by Sugar Creek MHC;

•	the plan of conversion is approved by at least a majority of the votes eligible to be cast by shareholders of Old Sugar Creek, excluding shares held by Sugar Creek MHC;

•	we sell at least the minimum number of shares offered; and

•	we receive the final approval of the Federal Reserve Board to complete the conversion and offering.

Sugar Creek MHC, which owns 55.7% of the outstanding shares of Old Sugar Creek, intends to vote these shares in favor of the plan of conversion. In addition, as of January 31, 2014, directors and executive officers of Old Sugar Creek and their associates beneficially owned 52,298 shares of Old Sugar Creek or 5.8% of the outstanding shares. They intend to vote those shares in favor of the plan of conversion.

Steps We May Take if We Do Not Receive Orders for the Minimum Number of Shares

We must sell a minimum of 455,358 shares to complete the conversion and offering. Purchases by our directors and executive officers and our employee stock ownership plan will count towards the minimum number of shares we must sell to complete the offering. If we do not receive orders for at least 455,358 shares of common stock in the subscription and community offerings, we may increase the purchase limitations and/or seek regulatory approval to extend the offering beyond May 2, 2014 (provided that any such extension will require us to resolicit subscribers). Alternatively, we may terminate the offering, in which case we will promptly return your funds with interest calculated at Tempo Bank’s passbook savings rate, which is currently 0.25% per annum, and cancel all deposit account withdrawal authorizations.

How to Purchase Common Stock in the Subscription and Community Offerings

In the subscription and community offerings, you may pay for your shares by:

1.	personal check, bank check or money order made payable directly to “Sugar Creek Financial Corp.” (Tempo Bank lines of credit checks and third-party checks of any type will not be accepted); or

2.	authorizing us to withdraw money from the types of Tempo Bank deposit accounts identified on the stock order form.

In the syndicated community offering (if held) you may pay for your shares by:

1.	bank check or money order made payable directly to “Sugar Creek Financial Corp”;

2.	authorizing us to withdraw money from the types of Tempo Bank deposit accounts identified on the stock order form; or

3.	wire transfers (contact the stock information center for appropriate wire instructions).

Tempo Bank is not permitted to lend funds (including funds drawn on a Tempo Bank line of credit) to anyone to purchase shares of common stock in the offering.

You may not designate on your stock order form a direct withdrawal from a retirement account at Tempo Bank. Additionally, you may not designate on your stock order form a direct withdrawal from Tempo Bank accounts with check-writing privileges. Instead, a check must be provided. If you request a direct withdrawal, we reserve the right to interpret that as your authorization to treat those funds as if we had received a check for the designated amount and we will immediately withdraw the amount from your checking account.

Personal checks will be immediately cashed, so the funds must be available within the account when your stock order form is received by us. Subscription funds submitted by check or money order will be held in a segregated account at Tempo Bank. We will pay interest calculated at Tempo Bank’s passbook savings rate from the date those funds are received until completion or termination of the offering. Withdrawals from certificate of deposit accounts at Tempo Bank to purchase common stock in the offering may be made without incurring an early withdrawal penalty. All funds authorized for withdrawal from deposit accounts with Tempo Bank must be available within the deposit accounts at the time the stock order form is received. A hold will be placed on the amount of funds designated on your stock order form. Those funds will be unavailable to you during the offering; however, the funds will not be withdrawn from the accounts until the offering is completed and will continue to earn interest at the applicable contractual deposit account rate until the completion of the offering.

You may submit your stock order form and payment in one of three ways: by mail using the stock order reply envelope provided; by overnight delivery to the Stock Information Center at the address noted on the stock order form; or by hand-delivery to Tempo Bank’s executive office located at 28 West Broadway, Trenton, Illinois. Hand-delivered stock order forms will be accepted only at this location. We will not accept stock order forms at any other banking office. Please do not mail stock order forms to Tempo Bank.

Using IRA Funds to Purchase Shares in the Offering

You may be able to subscribe for shares of common stock using funds in your individual retirement account(s), or IRA. If you wish to use some or all of the funds in your Tempo Bank IRA or other retirement account, the applicable funds must first be transferred to a self-directed retirement account maintained by an unaffiliated institutional trustee or custodian, such as a brokerage firm. An annual fee may be payable to the new trustee. If you do not have such an account, you will need to establish one and transfer your funds before placing your stock order. Our Stock Information Center can give you guidance if you wish to place an order for stock using funds held in a retirement account at Tempo Bank or elsewhere. Because processing retirement account transactions takes additional time, we recommend that you contact our Stock Information Center promptly, preferably at least two weeks before the March 18, 2014 offering deadline. Whether you may use retirement funds for the purchase of shares in the offering will depend on timing constraints and, possibly, limitations imposed by the institution where the funds are held.

Deadline for Ordering Stock in the Subscription and Community Offerings

The subscription offering will end at 2:00 p.m., Central time, on March 18, 2014. If you wish to purchase shares, a properly completed and signed original stock order form, together with full payment for the shares of common stock, must be received (not postmarked) no later than this time. We expect that the community offering, if held, will terminate at the same time, although it may continue until May 2, 2014, or longer if the Federal Reserve Board approves a later date. No single extension may be for more than 90 days. We are not required to provide notice to you of an extension unless we extend the offering beyond May 2, 2014, in which case all subscribers in the subscription and community offerings will be notified and given the opportunity to confirm, change or cancel their orders. If you do not respond to this notice, we will promptly return your funds with interest calculated at Tempo Bank’s passbook savings rate or cancel your deposit account withdrawal authorization. If we intend to sell fewer than 455,358 shares or more than 708,483 shares, we will promptly return all funds and set a new offering range. All subscribers will be notified and given the opportunity to place a new order.

Market for New Sugar Creek’s Common Stock

Old Sugar Creek’s common stock is currently quoted on the OTC Bulletin Board under the symbol “SUGR.” We expect that New Sugar Creek’s common stock will be quoted on the OTC Bulletin Board under the symbol “SUGRD” for a period of 20 trading days after the completion of the offering. Thereafter, the symbol will be “SUGR.” Once shares of the common stock begin trading, you may contact a stock broker to buy or sell shares. Persons purchasing the common stock in the offering may not be able to sell their shares at or above the $7.00 offering price, and brokerage firms typically charge commissions related to the purchase or sale of securities.

Our Dividend Policy

Although Old Sugar Creek has periodically paid cash dividends, it does not pay cash dividends on a regular basis. Since its initial public offering in 2007, Old Sugar Creek has paid a $0.10 per share dividend on three occasions. Following the offering, our board of directors intends to adopt a policy of paying cash dividends, either periodic or regular. We cannot guarantee that we will pay dividends or that, if paid, we will not reduce or eliminate dividends in the future. Any determination to pay dividends on our common stock will depend on our financial condition, results of operations, capital requirements, general business conditions, and other factors that our board of directors considers relevant. Our ability to pay dividends to shareholders may depend, in part, upon capital distributions we receive from Tempo Bank.

Tax Consequences

As a general matter, the conversion will not be a taxable transaction for purposes of federal or state income taxes to us or persons who receive or exercise subscription rights. Existing shareholders of Old Sugar Creek who receive cash in lieu of fractional share interests in shares of New Sugar Creek will recognize gain or loss equal to the difference between the cash received and the tax basis of the fractional share. Kilpatrick Townsend & Stockton LLP and Michael Trokey & Company, P.C. have issued us opinions to this effect. See “The Conversion and Offering—Material Income Tax Consequences.”

Delivery of Prospectus

To ensure that each purchaser in the subscription and community offerings receives a prospectus at least 48 hours before the offering deadline, we may not mail prospectuses any later than five days before the offering deadline or hand-deliver prospectuses later than two days before that date. Stock order forms may only be delivered if accompanied or preceded by a prospectus. We are not obligated to deliver a prospectus or order form by means other than U.S. mail.

We will make reasonable attempts to provide a prospectus and offering materials to holders of subscription rights. The subscription offering and all subscription rights will expire at 2:00 p.m., Central time, on March 18, 2014 whether or not we have been able to locate each person entitled to subscription rights.

Delivery of Shares of Common Stock

All shares of common stock sold will be issued in book entry form. Stock certificates will not be issued. A statement reflecting ownership of shares of common stock issued in the subscription and community offerings will be mailed by our transfer agent to the persons entitled thereto at the registration address noted by them on their stock order forms as soon as practicable following consummation of the conversion and offering. We expect trading in the stock to begin on the day of completion of the conversion and offering or the next business day. It is possible that until a statement reflecting ownership of shares of common stock is available and delivered to purchasers, purchasers might not be able to sell the shares of common stock that they purchased, even though the common stock will have begun trading. Your ability to sell your shares of common stock before receiving your statement will depend on arrangements you may make with a brokerage firm.

Subscription Rights are Not Transferable

You are not allowed to transfer your subscription rights and we will act to ensure that you do not do so. You will be required to certify that you are purchasing shares solely for your own account and that you have no agreement or understanding with another person to sell or transfer subscription rights or the shares that you purchase. We will not accept any stock orders that we believe involve the transfer of subscription rights. Eligible customers who enter into agreements to allow ineligible investors to participate in the subscription offering may be violating federal and state law and may be subject to civil enforcement actions or criminal prosecution.

Stock Information Center

Our banking office personnel may not, by law, assist with investment-related questions about the offering. If you have any questions regarding the offering, please call our Stock Information Center. The telephone number is (855) 824-9310. The Stock Information Center is open Monday through Friday from 10:00 a.m. to 4:00 p.m., Central time. The Stock Information Center will be closed weekends and bank holidays.

RISK FACTORS

You should consider carefully the following risk factors before purchasing shares of New Sugar Creek common stock.

Risks Related to Our Business

A return of recessionary conditions could result in increases in our level of non-performing loans and/or reduce demand for our products and services, which could have an adverse effect on our results of operations.

Although the U.S. economy has emerged from the severe recession that occurred in 2008 and 2009, economic growth has been slow and uneven, and unemployment levels remain high. Recovery by many businesses has been impaired by lower consumer spending. A return to prolonged deteriorating economic conditions could significantly affect the markets in which we do business, the value of our loans and investments, and our ongoing operations, costs and profitability. Further declines in real estate values and sales volumes and continued elevated unemployment levels may result in higher than expected loan delinquencies, increases in our non-performing and criticized and classified assets and a decline in demand for our products and services. These events may cause us to incur losses and may adversely affect our financial condition and results of operations. As a result of the economic downturn, our non-performing assets and troubled debt restructurings increased from $450,000 at March 31, 2008 to $3.7 million at March 31, 2011. Since that time, the amount of non-performing assets, including troubled debt restructurings has declined to $2.0 million at September 30, 2013. Reduction in problem assets has been slow, and the process has been exacerbated by the condition of some of the properties securing non-performing loans, the lengthy foreclosure process in Illinois, and extended workout plans with certain borrowers. As we work through the resolution of these assets, continued economic problems may cause us to incur losses and may adversely affect our capital, liquidity, and financial condition.

Adverse conditions in the local economy or real estate market could hurt our profits.

At September 30, 2013, 91.0% of our loan portfolio consisted of loans secured by real estate in Clinton County, southwestern Madison County and eastern St. Clair County. As a result, our success depends to a large degree on the general economic conditions in those areas that comprise our market. In particular, the economy of eastern St. Clair County and the surrounding communities is heavily dependent on Scott Air Force Base, which employs over 10,000 military and civilian personnel. In addition, several defense contractors are currently located in communities near Scott Air Force Base. As a result, a downturn in the local economy, particularly resulting from defense budget cuts or the downsizing or closing of Scott Air Force Base, could cause significant increases in nonperforming loans, which would hurt our earnings. We have no reason to believe that Scott Air Force Base might be downsized or closed. In addition, significant decline in real estate values in our market would mean that the collateral for many of our loans would provide less security. As a result, we would be more likely to suffer losses on defaulted loans because our ability to fully recover on defaulted loans by selling the real estate collateral would be diminished.

Our local economy may affect our future growth possibilities and operations in our primary market area. Our future growth opportunities depend on the growth and stability of our regional economy and our ability to expand in our market area. Our market has experienced a significant downturn in recent years in which we have seen falling home prices, rising foreclosures and an increased level of commercial and consumer delinquencies. Continued adverse conditions in our local economy may limit funds available for deposit and may negatively affect demand for loans, both of which could have an impact on our profitability.

Our allowance for loan losses may be inadequate, which could hurt our earnings.

When borrowers default and do not repay the loans that we make to them, we may lose money. The allowance for loan losses is the amount estimated by management as necessary to cover probable losses in the loan portfolio at the statement of financial condition date. The allowance is established through the provision for loan losses, which is charged to income. Determining the amount of the allowance for loan losses necessarily involves a high degree of judgment. Among the material estimates required to establish the allowance are: loss exposure at default; the amount and timing of future cash flows on impacted loans; value of collateral; and determination of loss factors to be applied to the various elements of the portfolio. If our estimates and judgments regarding such matters prove to be incorrect, our allowance for loan losses might not be sufficient, and additional loan loss provisions might need to be made. Depending on the amount of such loan loss provisions, the adverse impact on our earnings could be material. We might increase the allowance because of changing economic conditions. For example, in a rising interest rate environment, borrowers with adjustable-rate loans could see their payments increase. There may be a significant increase in the number of borrowers who are unable or unwilling to repay their loans, resulting in our charging off more loans and increasing our allowance. In addition, when real estate values decline, the potential severity of loss on a real estate-secured loan can increase significantly, especially in the case of loans with high combined loan-to-value ratios.

The economic downturn that began in 2007 has required us to make significant additions to our allowance for loan losses. For the year ended March 31, 2008 through the six months ended September 30, 2013, provisions for loan losses totaled $808,000. During this same period, we had net charge-offs of $570,000. At September 30, 2013, the allowance for loan losses was $368,000, which represented 0.5% of total loans and 21.7% of non-performing loans. A large loss could deplete the allowance and require substantial provisions to replenish the allowance, which would negatively affect earnings.

In addition, bank regulators may require us to make a provision for loan losses or otherwise recognize further loan charge-offs following their periodic review of our loan portfolio, our underwriting procedures, and our loan loss allowance. Any increase in our allowance for loan losses or loan charge-offs as required by such regulatory authorities could have a material adverse effect on our financial condition and results of operations. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Allowance for Loan Losses” for a discussion of the procedures we follow in establishing our loan loss allowance.

Our emphasis on single-family real estate exposes us to increased credit risks.

At September 30, 2013, $66.5 million, or 89.8% of our total loan portfolio, was secured by single-family real estate, inclusive of $8.9 million, or 12.1% of our total loan portfolio, of single-family non-owner occupied loans, and we intend to continue to emphasize this type of lending after the offering. Single-family residential mortgage lending is generally sensitive to regional and local economic conditions that significantly impact the ability of borrowers to meet their loan payment obligations, making loss levels difficult to predict. The decline in residential real estate values as a result of the downturn in our local housing market has reduced the value of the real estate collateral securing these types of loans. Declines in real estate values could cause some of our residential mortgages to be inadequately collateralized, which would expose us to a greater risk of loss if we seek to recover on defaulted loans by selling the real estate collateral.

Our non-owner-occupied real estate loans may expose us to increased credit risk.

At September 30, 2013, $8.9 million, or 13.5% of our single-family loans and 12.1% of our total loan portfolio, consisted of loans secured by non-owner-occupied residential properties. Loans secured by non-owner-occupied properties generally expose a lender to greater risk of non-payment and loss than loans secured by owner-occupied properties because repayment of such loans depend primarily on the tenant’s continuing ability to pay rent to the property owner, who is our borrower, or, if the property owner is unable to find a tenant, the property owner’s ability to repay the loan without the benefit of a rental income stream. In addition, the physical condition of non-owner-occupied properties is often below that of owner-occupied properties due to lax property maintenance standards, which has a negative impact on the value of the collateral properties. Furthermore, some of our non-owner-occupied residential loan borrowers have more than one loan outstanding with Tempo Bank which may expose us to a greater risk of loss compared to an adverse development with respect to an owner-occupied residential mortgage loan. At September 30, 2013, our regulatory, and general internal, loans to one borrower limit was $1.52 million. As a result of this offering, our regulatory loans to one borrower limit will increase to $1.70 million at the maximum of the offering range on a pro forma basis at September 30, 2013. We do not intend to increase our general internal loans to one borrower limit as a result of the offering. As a result of these credit risks, we adhere to specific underwriting guidelines for non-owner occupied real estate loans. See “Our Business—Loan Underwriting Risks—Single-Family Non-owner Occupied Residential Loans.”

If our foreclosed real estate is not properly valued or if our reserves are insufficient, our earnings could be reduced.

We obtain updated valuations in the form of appraisals and broker price opinions when a loan has been foreclosed and the property taken in as foreclosed real estate and at certain other times during the holding period of the asset. Our net book value in the loan at the time of foreclosure and thereafter is compared to the updated fair value of the foreclosed property less estimated selling costs (fair value). A charge-off is recorded for any excess in the asset’s net book value over its fair value less estimated selling costs. If our valuation process is incorrect, or if property values decline, the fair value of our foreclosed real estate may not be sufficient to recover our carrying value in such assets, resulting in the need for additional charge-offs. In addition, bank regulators periodically review our foreclosed real estate and may require us to recognize further charge-offs. Significant charge-offs to our foreclosed real estate could have a material adverse effect on our financial condition and results of operations. At September 30, 2013 and March 31, 2013, we owned $309,000 and $324,000, respectively, of foreclosed real estate.

Historically low interest rates may adversely affect our net interest income and profitability.

During the past several years it has been the policy of the Federal Reserve Board to maintain interest rates at historically low levels through its targeted federal funds rate and purchases of mortgage-backed securities. Historically, our interest-bearing liabilities have repriced or matured more quickly than our interest-earning assets. As a result, rates paid on our interest-bearing liabilities have decreased more quickly than the rates we pay on the loans we have originated. Consequently, our interest rate spreads increased in the short term. However, our ability to reduce our interest expense is now highly limited while the average yields on our interest-earning assets may continue to decrease. The Federal Reserve Board has indicated its intention to maintain low interest rates in the near future. Accordingly, our interest rate spreads and our net interest income may decrease, which would adversely affect our profitability.

Changes in interest rates may hurt our earnings and asset value.

Like other financial institutions, we are subject to interest rate risk. Our primary source of income is net interest income, which is the difference between interest earned on loans and investments and the interest paid on deposits and borrowings. Changes in the general level of interest rates can affect our net interest income by affecting the difference between the weighted-average yield earned on our interest-earning assets and the weighted-average rate paid on our interest-bearing liabilities, or interest rate spread, and the average life of our interest-earning assets and interest-bearing liabilities. Changes in interest rates also can affect: (1) the ability to originate loans; (2) the value of our interest-earning assets and our ability to realize gains from the sale of such assets; (3) the ability to obtain and retain deposits in competition with other available investment alternatives; and (4) the ability of our borrowers to repay adjustable or variable rate loans. Interest rates are highly sensitive to many factors, including government monetary policies, domestic and international economic and political conditions and other factors beyond our control. At September 30, 2013, in the event of a 200 basis point increase in interest rates, we would be expected to experience a 30.8% decrease in net portfolio value. In the event of a 100 basis point decrease in interest rates, we would be expected to experience a 2.9% decrease in net portfolio value. Although we believe that the estimated maturities of our interest-earning assets currently are well balanced in relation to the estimated maturities of our interest-bearing liabilities, our profitability could be adversely affected as a result of changes in interest rates.

Strong competition within our market area could hurt our profits and slow growth.

We face intense competition in making loans, attracting deposits and hiring and retaining experienced employees. This competition has made it more difficult for us to make new loans and attract deposits. Price competition for loans and deposits sometimes results in us charging lower interest rates on our loans and paying higher interest rates on our deposits, which reduces our net interest income. Competition also makes it more difficult and costly to attract and retain qualified employees. At June 30, 2013, which is the most recent date for which data is available from the Federal Deposit Insurance Corporation (“FDIC”), we held 8.0% of the deposits in Clinton County, Illinois. Many of the institutions with which we compete have substantially greater resources and lending limits than we have and may offer services that we do not provide. We expect competition to increase in the future as a result of legislative, regulatory and technological changes and the continuing trend of consolidation in the financial services industry. Our profitability depends upon our continued ability to compete successfully in our market area.

Our small size makes it more difficult for us to compete.

Our small asset size makes it more difficult to compete with other financial institutions which are generally larger and can more easily afford to invest in the marketing and technologies needed to attract and retain customers. Because our principal source of income is the net interest income we earn on our loans and investments after deducting interest paid on deposits and other sources of funds, our ability to generate the revenues needed to cover our expenses and finance such investments is limited by the size of our loan and investment portfolios. Accordingly, we are not always able to offer new products and services as quickly as our competitors. Our lower earnings also make it more difficult to offer competitive salaries and benefits. In addition, our smaller customer base makes it difficult to generate meaningful non-interest income. Finally, as a smaller institution, we are disproportionately affected by the continually increasing costs of compliance with new banking and other regulations.

We are dependent upon the services of key executives and we could be harmed by the loss of their services.

We rely heavily on our Chief Executive Officer and Chief Financial Officer, Robert J. Stroh, Jr., and on our President and Chief Operating Officer, Frank J. Eversman. The loss of Mr. Stroh or Mr. Eversman could have a material adverse impact on our operations because, as a small company, we have fewer management-level personnel that have the experience and expertise to readily replace these individuals. Changes in key personnel and their responsibilities may be disruptive to our business and could have a material adverse effect on our business, financial condition, and results of operations. We have entered into employment agreements with each of these executive officers but do not have key man life insurance on these executives.

Regulation of the financial services industry is undergoing major changes, and we may be adversely affected by changes in laws and regulations.

In 2010 and 2011, in response to the financial crisis and recession that began in 2008, significant regulatory and legislative changes resulted in broad reform and increased regulation impacting financial institutions. The Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) has created a significant shift in the way financial institutions operate. The Dodd-Frank Act restructured the regulation of depository institutions by merging the Office of Thrift Supervision, which previously regulated Tempo Bank, into the Office of the Comptroller of the Currency (the “OCC”), and assigning the regulation of savings and loan holding companies, including Sugar Creek Financial, to the Federal Reserve Board. The Dodd-Frank Act also created the Consumer Financial Protection Bureau to administer consumer protection and fair lending laws, a function that was formerly performed by the depository institution regulators. As required by the Dodd-Frank Act, the federal banking regulators have proposed new consolidated capital requirements that will limit our ability to borrow at the holding company level and invest the proceeds from such borrowings as capital in Tempo Bank that could be leveraged to support additional growth. The Dodd-Frank Act contains various other provisions designed to enhance the regulation of depository institutions and prevent the recurrence of a financial crisis such as occurred in 2008 and 2009. The full impact of the Dodd-Frank Act on our business and operations may not be known for years until final regulations implementing the statute are adopted. The Dodd-Frank Act may have a material impact on our operations, particularly through increased regulatory burden and compliance costs. Any future legislative changes could have a material impact on our profitability, the value of assets held for investment or the value of collateral for loans. Future legislative changes could also require changes to business practices or force us to discontinue businesses and potentially expose us to additional costs, liabilities, enforcement action and reputational risk.

As a result of the Dodd-Frank Act and recent rulemaking, we will become subject to more stringent capital requirements.

On July 9, 2013, the OCC and the other federal bank regulatory agencies issued a final rule that will revise their risk-based capital requirements and the method for calculating risk-weighted assets to make them consistent with agreements that were reached by the Basel Committee on Banking Supervision and certain provisions of the Dodd-Frank Act. The final rule applies to all depository institutions, top-tier bank holding companies with total consolidated assets of $500 million or more and top-tier savings and loan holding companies. Among other things, the rule establishes consolidated capital requirements for many savings and loan holding companies, including New Sugar Creek, a new common equity Tier 1 minimum capital requirement (4.5% of risk-weighted assets), increases the minimum Tier 1 capital to risk-based assets requirement (from 4.0% to 6.0% of risk-weighted assets) and assigns a higher risk weight (150%) to exposures that are more than 90 days past due or are on nonaccrual status and to certain commercial real estate facilities that finance the acquisition, development or construction of real property. The final rule also requires unrealized gains and losses on certain “available-for-sale” securities holdings to be included for purposes of calculating regulatory capital requirements unless a one-time opt-in or opt-out is exercised. The rule limits a banking organization’s capital distributions and certain discretionary bonus payments if the banking organization does not hold a “capital conservation buffer” consisting of 2.5% of common equity Tier 1 capital to risk-weighted assets in addition to the amount necessary to meet its minimum risk-based capital requirements. The final rule becomes effective for Tempo Bank on January 1, 2015. The capital conservation buffer requirement will be phased in beginning January 1, 2016 and ending January 1, 2019, when the full capital conservation buffer requirement will be effective.

Under the new capital standards, to be well-capitalized, Tempo Bank would be required to have a common equity to tier 1 capital ratio of 6.5% and a tier 1 capital ratio of 8.0%. We have conducted a pro forma analysis of the application of these new capital requirements as of September 30, 2013 and have determined that Tempo Bank on a pro forma basis meets all of these new requirements, including the full 2.5% capital conservation buffer, as if these new requirements had been in effect on that date.

The application of more stringent capital requirements for Tempo Bank could, among other things, result in lower returns on invested capital, require the raising of additional capital, and result in regulatory actions if we were to be unable to comply with such requirements. Furthermore, the imposition of liquidity requirements in connection with the implementation of Basel III could result in our having to lengthen the term of our funding, restructure our business models, and/or increase our holdings of liquid assets. Implementation of changes to asset risk weightings for risk based capital calculations, items included or deducted in calculating regulatory capital and/or additional capital conservation buffers could result in management modifying its business strategy, and could limit our ability to make distributions, including paying out dividends or buying back shares. Specifically, beginning in 2016, Tempo Bank’s ability to pay dividends will be limited if Tempo Bank does not have the capital conservation buffer required by the new capital rules, which may limit our ability to pay dividends to stockholders.

We operate in a highly regulated environment and we may be adversely affected by changes in laws and regulations.

We are subject to extensive regulation, supervision and examination by the Federal Reserve Board and the OCC, our primary federal regulators, and by the FDIC, as insurer of our deposits. Such regulation and supervision governs the activities in which an institution and its holding company may engage and are intended primarily for the protection of the insurance fund and the depositors and borrowers of Tempo Bank rather than for holders of Sugar Creek Financial common stock. Regulatory authorities have extensive discretion in their supervisory and enforcement activities, including the imposition of restrictions on our operations, the classification of our assets and determination of the level of our allowance for loan losses. Any change in such regulation and oversight, whether in the form of regulatory policy, regulations, legislation or supervisory action, may have a material impact on our operations.

Our information systems may experience an interruption or breach in security.

We rely heavily on communications and information systems to conduct our business. Any failure, interruption, or breach in security or operational integrity of these systems could result in failures or disruptions in our customer relationship management, general ledger, deposit, loan, and other systems. The occurrence of any failures, interruptions, or security breaches of our information systems could damage our reputation, result in a loss of customer business, subject us to additional regulatory scrutiny, or expose us to civil litigation and possible financial liability, any of which could have a material adverse effect on our financial condition and results of operations.

The cost of additional finance and accounting systems, procedures and controls in order to satisfy our new public company reporting requirements will increase our expenses.

As a result of the completion of this offering, we will become a public reporting company. We expect that the obligations of being a public reporting company will require significant expenditures and place additional demands on our management team. We have made, and will continue to make, changes to our internal controls and procedures for financial reporting and accounting systems to meet our reporting obligations as a stand-alone public company. However, the measures we take may not be sufficient to satisfy our obligations as a public company. Section 404 of the Sarbanes-Oxley Act requires annual management assessments of the effectiveness of our internal control over financial reporting, starting with the second annual report that we would expect to file with the Securities and Exchange Commission. Any failure to achieve and maintain an effective internal control environment could have a material adverse effect on our business and stock price. In addition, we may need to hire additional compliance, accounting and financial staff with appropriate public company experience and technical knowledge, and we may not be able to do so in a timely fashion. As a result, we may need to rely on outside consultants to provide these services for us until qualified personnel are hired. These obligations will increase our operating expenses and could divert our management’s attention from our operations.

We are an emerging growth company within the meaning of the Securities Act, and if we decide to take advantage of certain exemptions from reporting requirements that are available to emerging growth companies, our common stock could be less attractive to investors.

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, as modified by the Jumpstart Our Business Startups Act of 2012. We are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, reduced disclosure about our executive compensation and omission of compensation discussion and analysis disclosure, and an exemption from the requirement of holding a non-binding advisory vote on executive compensation. We also will not be subject to certain requirements of Section 404 of the Sarbanes-Oxley Act of 2002, including the requirement that an independent registered public accounting firm attest to our internal control over financial reporting. As a result, our stockholders may not have access to certain information they may deem important. If we take advantage of any of these exemptions, some investors may find our common stock less attractive, which could hurt our stock price. In addition, we have elected to use the extended transition period to delay adoption of new or revised accounting standards applicable to public companies until such standards are made applicable to private companies. Accordingly, our financial statements may not be comparable to the financial statements of public companies that comply with such new or revised accounting standards.

We may remain an emerging growth company until the earlier of: (1) the last day of the fiscal year in which we have total annual gross revenues of $1.0 billion or more; (2) the last day of the fiscal year following the fifth anniversary of the date of the first sale of common equity securities in the stock offering; (3) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; or (4) the date on which we are deemed to be a “large accelerated filer” under Securities and Exchange Commission regulations (which would generally require us to have at least $700 million of voting and non-voting equity held by non-affiliates).

Risks Related to This Offering

Our return on equity will be low compared to other publicly traded financial institutions. A low return on equity may negatively impact the trading price of our common stock.

Net income divided by average equity, known as “return on equity,” is a ratio used by many investors to compare the performance of a financial institution with its peers. For the nine months ended December 31, 2013, our return on equity was 4.04% and we expect that our return on equity will remain low as a result of the additional capital that we will raise in the offering. For example, our pro forma return on equity for the twelve months ended December 31, 2013 is 2.52%, assuming the sale of shares at the maximum of the offering range. In comparison, the peer group used by RP Financial in its appraisal had an average return on equity of 4.61% for the twelve months ended December 31, 2013 or the latest available. We expect our return on equity will remain low until we are able to leverage the additional capital we receive from the offering. Over time, we intend to use the net proceeds from the offering to increase earnings per share and book value per share, with the goal of achieving a return on equity and earning per share that is competitive with other similarly situated publicly held companies. This goal could take a number of years to achieve, and we might not attain it. Consequently, you should not expect a competitive return on equity in the near future. Failure to achieve a competitive return on equity might make an investment in our common stock unattractive to some investors and might cause our common stock to trade at lower prices than comparable companies with higher returns on equity. See “Pro Forma Data” for an illustration of the financial impact of the offering.

Our stock price may decline when trading commences.

If you purchase shares in the offering, you might not be able to sell them later at or above the $7.00 purchase price. After the shares of our common stock begin trading, the trading price of the common stock will be determined by the marketplace, and will be influenced by many factors outside of our control, including prevailing interest rates, investor perceptions and general industry, geopolitical and economic conditions.

There may be a limited market for our common stock, which may adversely affect our stock price.

Although our common stock is quoted on the OTC Bulletin Board and will be quoted on the OTC Bulletin Board following the conversion and offering, the shares are not currently actively traded and might not be actively traded in the future. If an active trading market for our common stock does not develop, you may not be able to sell all of your shares of common stock on short notice, and the sale of a large number of shares at one time could temporarily depress the market price. There also may be a wide spread between the bid and ask price for our common stock. When there is a wide spread between the bid and ask price, the price at which you may be able to sell our common stock may be significantly lower than the price at which you could buy it at that time.

Our share price may fluctuate, which may make it difficult for you to sell your common stock when you want or at prices you find attractive.

The market price of our common stock could be subject to significant fluctuations due to changes in sentiment in the market regarding our operations or business prospects. Factors that may affect market sentiment include:

•	operating results that vary from the expectations of our management or investors;

•	developments in our business or in the financial services sector generally;

•	regulatory or legislative changes affecting our industry generally or our business and operations;

•	operating and securities price performance of companies that investors consider to be comparable to us;

•	announcements of strategic developments, acquisitions, dispositions, financings and other material events by us or our competitors; and

•	changes in financial markets and national and local economies and general market conditions, such as interest rates and stock, commodity, credit or asset valuations or volatility.

Beginning in 2007 and through the present, the business environment for financial services firms has been extremely challenging. During this period, many publicly traded financial services companies have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance or prospects of such companies. We may experience market fluctuations that are not directly related to our operating performance but are influenced by the market’s perception of the state of the financial services industry in general and, in particular, the market’s assessment of general credit quality conditions, including default and foreclosure rates in the industry.

It is possible that further market and economic turmoil will occur in the near- or long-term, negatively affecting our business, financial condition and results of operations, as well as the price, trading volume and volatility of our common stock.

Additional expenses following the offering relating to equity benefit plans will adversely affect our profitability.

We will recognize additional annual employee compensation and benefit expenses stemming from the purchase of additional shares by our employee stock ownership plan and the implementation of a new equity incentive plan if approved by stockholders. These additional expenses will adversely affect our profitability. Although we cannot determine the actual amount of these new stock-related compensation and benefit expenses at this time because applicable accounting practices generally require that they be based on the fair value of the options or shares of common stock at the date of grant, with respect to the equity incentive plan, and the average market value of the shares during the year in which shares are committed to be released and allocated, with respect to the employee stock ownership plan, we expect these expenses to be material. We will recognize expenses for our employee stock ownership plan when shares are committed to be released and allocated to participants’ accounts as the trustee repays the loan used to acquire the shares over the expected 15-year loan term. We will recognize expenses for restricted stock awards and stock options generally over the vesting period of awards made to recipients. These benefit expenses in the first year following the offering have been estimated to be approximately $65,000, after taxes, at the maximum of the offering range, as set forth in the pro forma financial information under “Pro Forma Data” assuming the $7.00 per share purchase price as fair market value. Actual expenses, however, may be higher or lower, depending on the price of our common stock. For further discussion of these plans, see “Our Management—Benefit Plans.”

Issuance of shares for benefit programs will dilute your ownership interest.

We intend to adopt a new equity incentive plan following the offering. If stockholders approve the new equity incentive plan, we intend to issue shares to our officers, employees and directors through this plan. If the restricted stock awards under the equity incentive plan are funded from authorized but unissued stock, your ownership interest in the shares will be diluted by up to approximately 2.2%, assuming awards of common stock equal to 4.0% of the shares sold in the offering are awarded under the plan. If the shares issued upon the exercise of stock options under the equity incentive plan are issued from authorized but unissued stock, your ownership interest in the shares will be diluted by up to approximately 5.3%, assuming stock option grants equal to 10.0% of the shares sold in the offering are granted under the plan. See “Pro Forma Data” and “Our Management—Future Equity Incentive Plan.” In addition, under our 2007 Equity Incentive Plan, we are authorized to grant options for an additional 44,437 shares of our common stock, which will be adjusted based on the exchange ratio. If the shares issued upon the exercise of stock options under the 2007 Equity Incentive Plan are issued from the authorized but unissued stock, your ownership interest in the shares will be diluted by up to approximately 4.7%.

We have broad discretion in allocating the proceeds of the offering. Our failure to effectively utilize such proceeds would reduce our profitability and, along with the issuance of shares in this offering, dilute our earnings per share.

We intend to contribute approximately 50.0% of the net proceeds of the offering to Tempo Bank and to use approximately 10.6% of the net proceeds, at the midpoint of the offering, to fund the loan to the employee stock ownership plan. New Sugar Creek may use the portion of the proceeds that it retains to invest in securities, pay cash dividends and repurchase shares of common stock, subject to regulatory restrictions. Tempo Bank may use the portion of the proceeds that it receives to fund new loans, invest in securities and expand its business activities. We have not allocated specific amounts of proceeds for any of these purposes, and we will have significant flexibility in determining how much of the net proceeds we apply to different uses and the timing of such applications. Our failure to utilize these funds effectively would reduce our profitability and, along with the issuance of shares in this offering, dilute our earnings per share.

The articles of incorporation and bylaws of New Sugar Creek and certain laws and regulations may prevent or make more difficult certain transactions, including a sale or merger of New Sugar Creek.

Provisions of the articles of incorporation and bylaws of New Sugar Creek, state corporate law and federal banking regulations may make it more difficult for companies or persons to acquire control of New Sugar Creek. As a result, our shareholders may not have the opportunity to participate in such a transaction and the trading price of our common stock may not rise to the level of other institutions that are more vulnerable to hostile takeovers. The factors that may discourage takeover attempts or make them more difficult include:

•	Articles of incorporation and bylaws. Provisions of the articles of incorporation and bylaws of New Sugar Creek may make it more difficult and expensive to pursue a takeover attempt that the board of directors opposes. Some of these provisions currently exist in the charter and bylaws of Old Sugar Creek. These provisions also make more difficult the removal of current directors or management, or the election of new directors. These provisions include:

•	a limitation on the right to vote shares;

•	the election of directors to staggered terms of three years;

•	provisions regarding the timing and content of shareholder proposals and nominations;

•	provisions restricting the calling of special meetings of shareholders;

•	the absence of cumulative voting by shareholders in the election of directors;

•	the removal of directors only for cause;

•	authorizing the board of directors to issue preferred stock that could, depending on its terms, impede a merger, tender offer or other takeover attempt;

•	not providing for preemptive rights in connection with the issuance of capital stock; and

•	supermajority voting requirements for changes to some provisions of the articles of incorporation and bylaws.

•	Maryland anti-takeover statute. Under Maryland law, any person who acquires more than 10% of a Maryland corporation without approval of its board of directors is prohibited from engaging in any type of business combination with the corporation for a five-year period.

•	Federal Reserve Board regulations. Federal Reserve Board regulations prohibit, for three years following the completion of a mutual-to-stock conversion, including a second-step conversion, the offer to acquire or the acquisition of more than 10% of any class of equity security of a converted institution without the prior approval of the Federal Reserve Board. See “Restrictions on Acquisition of New Sugar Creek.”

A WARNING ABOUT FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements, which can be identified by the use of words such as “believes,” “expects,” “anticipates,” “estimates” or similar expressions. Forward-looking statements include, but are not limited to:

•	statements of our goals, intentions and expectations;

•	statements regarding our business plans, prospects, growth and operating strategies;

•	statements regarding the quality of our loan and investment portfolios; and

•	estimates of our risks and future costs and benefits.

These forward-looking statements are subject to significant risks and uncertainties. Actual results may differ materially from those contemplated by the forward-looking statements due to, among others, the following factors:

•	general economic conditions, either nationally or in our market area, that are worse than expected;

•	changes in the interest rate environment that reduce our interest margins or reduce the fair value of financial instruments or reduce the demand for our loan products;

•	increased competitive pressures among financial services companies;

•	changes in consumer spending, borrowing and savings habits;

•	legislative or regulatory changes that adversely affect our business;

•	adverse changes in the securities markets; and

•	changes in accounting policies and practices, as may be adopted by Tempo Bank, bank regulatory agencies, the Securities and Exchange Commission and the Public Company Accounting Oversight Board or the Financial Accounting Standards Board.

Any of the forward-looking statements that we make in this prospectus and in other public statements we make may later prove incorrect because of inaccurate assumptions, the factors illustrated above or other factors that we cannot foresee. Consequently, no forward-looking statement can be guaranteed.

Further information on other factors that could affect us are included in the section captioned “Risk Factors.”

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The summary financial information presented below is derived in part from our consolidated financial statements. The following is only a summary and you should read it in conjunction with the consolidated financial statements and notes beginning on page F-1. The information at March 31, 2013 and 2012 and for the years then ended is derived in part from the audited consolidated financial statements that appear in this prospectus. The information at September 30, 2013 and for the six months ended September 30, 2013 and 2012 was not audited, but in the opinion of management, reflects all adjustments necessary for a fair presentation. All of these adjustments are normal and recurring. The results of operations for the six months ended September 30, 2013 are not necessarily indicative of the results of operations that may be expected for the entire year. The information presented below reflects Old Sugar Creek on a consolidated basis and does not include the financial condition, results of operations or other data of Sugar Creek MHC.

	At September 30, 2013	At March 31,
(In thousands)		2013	2012
Financial Condition Data:
Total assets	$88,367	$90,374	$92,149
Cash and cash equivalents	11,807	14,451	14,543
Stock in FHLB of Chicago	1,166	1,166	1,166
Loans receivable, net	73,494	72,897	73,558
Deposits	72,602	74,274	76,618
Advances from FHLB of Chicago	5,000	5,000	5,000
Total stockholders’ equity	10,189	10,057	9,606

	Six Months Ended September 30,		Years Ended March 31,
(Dollars in thousands, except per share data)	2013	2012	2013	2012
Operating Data:
Interest income	$1,740	$1,903	$3,753	$4,025
Interest expense	(352)	(424)	(791)	(1,343)

Net interest income	1,388	1,479	2,962	2,682
(Provision for) credit to loan losses	15	(5)	(26)	(287)

Net interest income after (provision for) credit to loan losses	1,403	1,474	2,936	2,395
Noninterest income	80	86	177	196
Noninterest expenses	(1,138)	(1,157)	(2,419)	(2,445)

Income before taxes	345	403	694	146
Income taxes	(140)	(173)	(277)	(51)

Net income	$205	$230	$417	$95

Per Share Data:
Earnings per share, basic and diluted	$0.23	$0.26	$0.48	$0.11

Weighted average shares – basic and diluted	875,659	874,381	874,412	873,056

	At or For the Six Months Ended September 30,		At or For the Years Ended March 31,
	2013 (1)	2012 (1)	2013	2012
Performance Ratios:
Return on average assets	0.46%	0.50%	0.46%	0.10%
Return on average equity	4.04	4.73	4.23	0.99
Interest rate spread (2)	3.14	3.29	3.28	2.80
Net interest margin (3)	3.25	3.40	3.40	2.98
Noninterest expense to average assets	2.54	2.52	2.65	2.62
Efficiency ratio (4)	77.52	73.93	77.04	84.95
Average interest-earning assets to average interest-bearing liabilities	113.41	111.54	113.21	112.35
Average equity to average assets	11.34	10.59	10.81	10.28
Dividend payout ratio (5)	42.62	—	—	39.37

Capital Ratios (6):
Tier 1 capital (to adjusted assets)	11.05	10.37	10.70	9.99
Tier 1 capital (to risk-weighted assets)	21.83	20.13	21.24	20.88
Total risk-based capital (to risk-weighted assets)	22.65	21.03	22.08	21.70

Asset Quality Ratios:
Non-performing assets to total assets	2.27	3.20	2.38	3.86
Non-performing loans as a percent of total loans	2.29	2.72	2.49	3.11
Allowance for loan losses as a percent of total loans	0.50	0.48	0.52	0.49
Allowance for loan losses as a percent of nonperforming loans	21.72	17.72	20.94	15.70
Net charge-offs to average outstanding loans during the period	—	0.01	0.01	0.21

Other Data:
Number of offices	2	2	2	2

(1)	Ratios for the six-month period have been annualized.
(2)	Represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of interest-bearing liabilities.
(3)	Represents net interest income as a percent of average interest-earning assets.
(4)	Represents noninterest expense divided by the sum of net interest income and noninterest income.
(5)	Represents dividends declared (excluding waived dividends) divided by net income. The following table sets forth total cash dividends paid per period, which is calculated by multiplying the dividends declared per share by the number of shares outstanding as of the applicable record date.

	Six Months Ended September 30,		Year Ended March 31,
	2013	2012	2013	2012
	(In thousands)
Dividends paid to public stockholders	$37	$—	$—	$37
Dividends paid to Sugar Creek MHC	50	—	—	—

Total dividends paid	87	—	—	37
Total dividends waived by Sugar Creek MHC	—	—	—	50

Total dividends paid and total dividends waived	$87	$—	$—	$87

(6)	Capital ratios are for Tempo Bank.

RECENT DEVELOPMENTS

The following tables set forth selected consolidated financial and other data of Old Sugar Creek at and for the dates indicated. The information presented below does not include the financial condition, results of operations or other data of Sugar Creek MHC. The financial information at and for the three and nine month periods ended December 31, 2013 and 2012 was not audited, but in the opinion of management reflects all adjustments necessary for a fair presentation of the results for such periods. All of these adjustments are normal and recurring. The information at March 31, 2013 is derived in part from the audited financial statements that appear in this prospectus. The results of operations for the three and nine month periods ended December 31, 2013 are not necessarily indicative of the results of operations that may be expected for the year ending March 31, 2014.

(In thousands)	At December 31, 2013	At March 31, 2013
Financial Condition Data:
Total assets	$86,900	$90,374
Cash and cash equivalents	9,827	14,451
Stock in FHLB of Chicago	1,166	1,166
Loans receivable, net	73,763	72,897
Deposits	70,933	74,274
Advances from FHLB of Chicago	5,000	5,000
Total stockholders’ equity	10,297	10,057

	Three Months Ended December 31,		Nine Months Ended December 31,
(Dollars in thousands, except per share data)	2013	2012	2013	2012
Operating Data:
Interest income	$857	$932	$2,597	$2,835
Interest expense	(170)	(188)	(522)	(612)

Net interest income	687	744	2,075	2,223
(Provision for) credit to loan losses	(2)	(10)	13	(15)

Net interest income after (provision for) credit to loan losses	685	734	2,088	2,208
Noninterest income	42	54	122	140
Noninterest expense	(553)	(565)	(1,691)	(1,722)

Earnings before income taxes	174	223	519	626
Income taxes	(70)	(97)	(210)	(270)

Net earnings	104	126	309	356

Per Share Data:
Earnings per share, basic and diluted	$0.12	$0.14	$0.35	$0.41

Weighted average shares—basic and diluted	873,698	873,170	875,122	875,578

	At or For the Three Months Ended December 31,		At or For the Nine Months Ended December 31,
	2013	2012	2013	2012
Performance Ratios (1):
Return on average assets	0.48%	0.56%	0.46%	0.52%
Return on average equity	4.05	5.09	4.04	4.85
Interest rate spread (2)	3.13	3.34	3.09	3.30
Net interest margin (3)	3.26	3.45	3.21	3.42
Noninterest expense to average assets	2.53	2.50	2.53	2.51
Efficiency ratio (4)	75.86	70.80	76.97	72.87
Average interest-earning assets to average interest-bearing liabilities	115.06	113.21	115.36	112.09
Average equity to average assets	11.74	10.97	11.47	10.71
Dividend payout ratio (5)	—	—	28.16	—

Capital Ratios (6):
Tier 1 capital (to adjusted assets)	11.36	10.56	11.36	10.56
Tier 1 capital (to risk-weighted assets)	22.21	20.66	22.21	20.66
Total risk-based capital (to risk-weighted assets)	23.04	21.59	23.04	21.59

Asset Quality Ratios:
Non-performing assets to total assets	2.05	3.09	2.05	3.09
Non-performing loans as a percent of total loans	1.98	2.59	1.98	2.59
Allowance for loan losses as a percent of total loans	0.50	0.50	0.50	0.50
Allowance for loan losses as a percent of nonperforming loans	25.05	19.20	25.05	19.20
Net charge-offs to average outstanding loans during the period	—	—	—	0.01

Other Data:
Number of offices	2	2	2	2

(1)	Ratios for the three and nine-month periods have been annualized.
(2)	Represents the difference between the weighted average yield on average interest-earning assets and the weighted average cost of interest-bearing liabilities.
(3)	Represents net interest income as a percent of average interest-earning assets.
(4)	Represents noninterest expense divided by the sum of net interest income and noninterest income.
(5)	Represents dividends declared (excluding waived dividends) divided by net income. The following table sets forth total cash dividends paid per period, which is calculated by multiplying the dividends declared per share by the number of shares outstanding as of the applicable record date.

	Three Months Ended December 31,		Nine Months Ended December 31,
	2013	2012	2013	2012
	(In thousands)
Dividends paid to public stockholders	—	—	$37	—
Dividends paid to Sugar Creek MHC	—	—	50	—

Total dividends paid	—	—	87	—

Total dividends waived by Sugar Creek MHC	—	—	—	—

Total dividends paid and total dividends waived	—	—	87	—

(6)	Capital ratios are for Tempo Bank.

Balance Sheet Analysis

Cash and Cash Equivalents. Cash and cash equivalents decreased by $4.6 million to $9.8 million at December 31, 2013 from $14.4 million at March 31, 2013 primarily as a result of deposit withdrawals.

Loans. The largest segment of our loan portfolio is single-family owner occupied residential real estate loans. At December 31, 2013, single-family owner occupied residential real estate loans totaled $58.6 million, or 79.0% of total loans, compared to $55.8 million, or 76.0% of total loans at March 31, 2013. Increases in single-family owner occupied residential real estate loans are the result of our continued emphasis on this type of lending and improving economic conditions in the local and regional area.

Single-family non-owner occupied residential real estate loans, the second largest segment of our loan portfolio, totaled $8.6 million, or 11.6% of total loans, at December 31, 2013 compared to $9.6 million, or 13.0% of total loans, at March 31, 2013. Decreases in this segment were a result of repayments by borrowers created by sales of the underlying real estate investment.

Multi-family and commercial real estate loans totaled $3.8 million, or 5.1% of total loans, at December 31, 2013 compared to $4.8 million, or 6.5% of total loans, at March 31, 2013. Reductions in these loan segments were a result of repayments by borrowers largely as a result of the competitive environment for financing these types of mortgage loans.

Consumer loan balances totaled $1.6 million, or 2.2% of total loans, at December 31, 2013 compared to $1.7 million, or 2.4% of total loans, at March 31, 2013. Local competition and manufacturer’s special financing promotions for automobile loans resulted in decreases in this segment of the loan portfolio.

At December 31, 2013, fixed-rate loans, balloon loans and adjustable-rate loans totaled $40.7 million, $33.4 million and $49,000, respectively.

Loan originations for the nine months ended December 31, 2013 totaled $16.0 million, up slightly from $14.4 million for the nine months ended December 31, 2012. Loan originations for the year ended March 31, 2013 totaled $18.5 million, down $1.4 million from $19.9 million for the year ended March 31, 2012.

Principal payment and prepayment cash flows from the loan portfolio for the nine months ended December 31, 2013 were $15.1 million, up $1.4 million from $13.7 million for the nine months ended December 31, 2012. Principal payment and prepayment cash flows from the loan portfolio for the year ended March 31, 2013 totaled $19.2 million, down $300,000 from $19.5 million for the year ended March 31, 2012.

Tempo Bank uses the principal payment and prepayment cash flows to calculate a ratio that indicates the volume of loan portfolio turnover. It is determined by dividing total principal payments and prepayments during the period being measured by the gross loan portfolio balance at the beginning of the period. For periods of less than one year, the ratio is annualized. For the nine month period ended December 31, 2013 and 2012, the turnover ratio was 27.5% and 24.8%, respectively. For the years ended March 31, 2013 and 2012, the turnover ratio was 25.9% and 26.5%.

Investments. At December 31, 2013, our investment portfolio totaled $1.2 million and consisted solely of our investment in the FHLBC stock. Our investment in FHLBC stock was unchanged from March 31, 2013 and 2012. On October 10, 2007, the FHLBC entered into a consensual cease and desist order with the Federal Housing Finance Board Office of Supervision, which limited the ability of the FHLBC to redeem excess or voluntary stock or to pay dividends. The successor to the Finance Board, The Federal Housing Finance Agency (“FHFA”), eased the dividend restriction on February 14, 2011. The FHFA also eased the restriction on excess stock redemption and on February 15, 2012 Tempo Bank redeemed $495,000 of its excess FHLBC stock. On April 18, 2012, the FHLBC announced that the FHFA had agreed to terminate the consent cease and desist order. Based on the liquidity needs of Tempo Bank and subject to the stock redemption guidelines of the FHLBC, Tempo Bank may elect to redeem the remainder of its excess or voluntary stock at some future date. At December 31, 2013, $491,000 of our investment in FHLBC stock consisted of excess or voluntary stock.

We had no investments that had an aggregate book value in excess of 10% of our equity at December 31, 2013, except for our investment in FHLBC stock.

Premises and Equipment, Net. At December 31, 2013, premises and equipment, net, totaled $1.1 million, an increase of $129,000 from $1.0 million at March 31, 2013. The increase was due to capital improvements to the buildings, alarm systems and the installation of an emergency generator to implement Tempo Bank’s disaster recovery/business continuation program.

Other Assets. Other assets totaled $474,000 at December 31, 2013, an increase of $200,000 from March 31, 2013. The increase over the period was due to deferred stock conversion costs of $208,000 at December 31, 2013 and the timing of prepaid items.

Deposits. Our deposit base is comprised of noninterest-bearing NOW accounts, NOW accounts, savings accounts, money market accounts and certificates of deposit. We consider our deposit accounts other than certificates of deposit to be core deposits. Deposits decreased $3.3 million, or 4.5%, for the nine months ended December 31, 2013, as a result of competitive regional deposit pricing and improvement in the stock market. At December 31, 2013 and March 31, 2013, we had no brokered deposits.

Borrowings. We utilize FHLBC advances to supplement our supply of funds for loans. Borrowings were unchanged during the nine months ended December 31, 2013 and for the year ended March 31, 2013. During the nine months ended December 31, 2013 and for the year ended March 31, 2013, there were no new advances or repayments made.

Results of Operations for the Three Months Ended December 31, 2013 and 2012

Total Interest Income. Total interest income decreased $75,000, or 8.0%, to $857,000 for the three months ended December 31, 2013 when compared to $932,000 for the three months ended December 31, 2012. The decrease was due primarily to reductions in the yield of the loan portfolio to 4.63% for the three months ended December 31, 2013 from 5.01% for the same period in 2012. The loan yield decreased due to the continuing low interest rate environment.

Total Interest Expense. Total interest expense decreased $18,000, or 9.6%, to $170,000 for the three months ended December 31, 2013 from $188,000 for the three months ended December 31, 2012. The decrease resulted primarily from lower market deposit rates and, to a lesser extent, lower average deposit balances.

The average rate on interest-bearing liabilities decreased to 0.93% for the three months ended December 31, 2013 from 0.99% for the same period in 2012.

Net Interest Income. Net interest income decreased $57,000, or 7.8%, to $687,000 for the three months ended December 31, 2013 from $744,000 for the three months ended December 31, 2012. The decrease was due primarily to lower yields on the loan portfolio, partially offset by lower deposit rates and, to a lesser extent, lower deposit balances.

Our interest rate spread decreased 21 basis points to 3.13% for the three months ended December 31, 2013 from 3.34% for the comparable period in 2012.

The following table summarizes average balances and average yields and costs for the three months ended December 31, 2013 and 2012.

Average Balance Table

	Three Months Ended December 31,
	2013			2012
(Dollars in thousands)	Average Balance	Interest and Dividends	Yield/ Cost	Average Balance	Interest and Dividends	Yield/ Cost
Assets:
Interest-earning assets:
Loans	$73,571	$852	4.63%	$73,896	$926	5.01%
FHLBC Stock	1,165	1	0.34	1,165	1	0.34
Other interest-earning assets	9,623	4	0.17	11,106	5	0.18

Total interest-earning assets	84,359	857	4.06	86,167	932	4.33

Noninterest-earning assets	3,086			4,326

Total assets	87,445			90,493

Liabilities and Stockholders’ Equity:
Interest-bearing liabilities:
NOW accounts	$5,869	$2	0.14%	$5,766	$2	0.14%
Savings accounts	13,350	9	0.27	13,024	10	0.31
Money market accounts	16,878	20	0.47	17,558	21	0.48
Certificates of deposit	32,218	79	0.98	34,767	95	1.09

Total interest-bearing deposits	68,315	110	0.64	71,115	128	0.72
FHLBC advances	5,000	60	4.80	5,000	60	4.80
Other borrowings	—	—	—	—	—	—

Total interest-bearing liabilities	$73,315	$170	0.93	$76,115	$188	0.99

Noninterest-bearing NOW accounts	3,186			3,305
Other noninterest-bearing liabilities	680			1,150

Total liabilities	77,181			80,570
Stockholders’ equity	10,264			9,923

Total liabilities and stockholders’ equity	$87,445			$90,493

Net interest income		$687			$744

Interest rate spread			3.13%			3.34%
Net interest margin		3.26%			3.45%
Average interest-earning assets to average interest-bearing liabilities	115.06%			113.21%

Provision for Loan Losses. For the three months ended December 31, 2013, Tempo Bank’s loan loss allowance was unchanged at $368,000. Loan performance has improved resulting in a decrease in delinquencies. The declines in collateral values we have seen in the recent past have flattened and sales of existing homes have improved. During the three month periods ended December 31, 2013 and 2012, Tempo Bank recorded a provision for loan losses of $2,000 and $10,000, respectively.

Noninterest Income. Noninterest income includes service charges on deposit accounts, loan service charges, and other income. Total noninterest income decreased for the three month period ended December 31, 2013 to $42,000 from $54,000 for the three months ended December 31, 2012 due primarily to a gain on the involuntary conversion of a nonmonetary asset to a monetary asset in the 2012 period. The involuntary conversion resulted from power surge damage to the Tempo Bank’s computer equipment and receipt of insurance proceeds of $15,000.

Noninterest Expense. Noninterest expense primarily consists of compensation and employee benefits, equipment and data processing, occupancy, FDIC premium expense and other expenses. Total noninterest expense decreased $12,000, or

2.1%, for the three months ended December 31, 2013. The decrease was due primarily to a lower level of losses and expenses of foreclosed real estate charged to operations and other noninterest expenses, partially offset by increases in equipment and data processing costs.

Operations from foreclosed real estate decreased due to a higher level of foreclosure activity in the three months ended December 31, 2012. Equipment and data processing services increased as a result of higher depreciation expense and data processing expenses. Other noninterest expense decreased due to an information technology risk assessment performed by an outside consultant during the three months ended December 31, 2012.

Income Taxes. Income tax expense for the three months ended December 31, 2013 was $70,000 compared to $97,000 for the three months ended December 31, 2012. The decrease in tax expense is primarily attributable to lower pre-tax income.

Results of Operations for the Nine Months Ended December 31, 2013 and 2012

Total Interest Income. Total interest income decreased $238,000, or 8.4%, to $2.6 million for the nine months ended December 31, 2013 when compared to $2.8 million for the nine months ended December 31, 2012. The decrease was primarily due to reductions in the yield of the loan portfolio to 4.68% for the nine months ended December 31, 2013 from 5.08% for the same period in 2012. The loan yield decreased due to the continuing low interest rate environment.

Total Interest Expense. Total interest expense decreased $90,000, or 14.7%, to $522,000 for the nine months ended December 31, 2013 from $612,000 for the nine months ended December 31, 2012. The decrease resulted primarily from lower market deposit rates and, to a lesser extent, lower average deposit balances.

The average rate on interest-bearing liabilities decreased to 0.93% for the nine months ended December 31, 2013 from 1.06% for the same period in 2012.

Net Interest Income. Net interest income decreased $148,000, or 6.7%, to $2.1 million for the nine months ended December 31, 2013 from $2.2 million for the nine months ended December 31, 2012. The decrease was due primarily to lower yields on the loan portfolio, partially offset by lower deposit rates and, to a lesser extent, lower deposit balances.

Our interest rate spread decreased 21 basis points to 3.09% for the nine months ended December 31, 2013 from 3.30% for the comparable period in 2012.

The following table summarizes average balances and average yields and costs for the nine months ended December 31, 2013 and 2012.

Average Balance Table

	Nine Months Ended December 31,
	2013			2012
(Dollars in thousands)	Average Balance	Interest and Dividends	Yield/ Cost	Average Balance	Interest and Dividends	Yield/ Cost
Assets:
Interest-earning assets:
Loans	$73,484	$2,578	4.68%	$73,873	$2,816	5.08%
FHLBC Stock	1,165	3	0.34	1,165	3	0.34
Other interest-earning assets	11,477	16	0.19	11,639	16	0.18

Total interest-earning assets	86,126	2,597	4.02	86,677	2,835	4.36

Noninterest-earning assets	2,844			4,702

Total assets	88,970			91,379

Liabilities and Stockholders’ Equity:
Interest-bearing liabilities:
NOW accounts	$5,655	$6	0.14%	$5,764	$10	0.23%
Savings accounts	13,717	27	0.26	12,844	33	0.34
Money market accounts	16,991	60	0.47	17,957	72	0.53
Certificates of deposit	33,294	249	1.00	35,766	317	1.18

Total interest-bearing deposits	69,657	342	0.65	72,331	432	0.80
FHLBC advances	5,000	180	4.80	5,000	180	4.80
Other borrowings	—	—	—	—	—	—

Total interest-bearing liabilities	$74,657	$522	0.93	$77,331	$612	1.06

Noninterest-bearing NOW accounts	3,293			3,163
Other noninterest-bearing liabilities	816			1,094

Total liabilities	78,766			81,588
Stockholders’ equity	10,204			9,791

Total liabilities and stockholders’ equity	$88,970			$91,379

Net interest income		$2,075			$2,223

Interest rate spread			3.09%			3.30%
Net interest margin		3.21%			3.42%
Average interest-earning assets to average interest-bearing liabilities	115.36%			112.09%

Provision for Loan Losses. For the nine months ended December 31, 2013, Tempo Bank recorded a credit to the provision for loan losses of $13,000 to primarily reduce the unallocated allowance for loan losses created by modest improvements in non-performing loans. Loan performance has improved resulting in a decrease in delinquencies. The declines in collateral values we have seen in the recent past have flattened and sales of existing homes have improved. During the nine month period ended December 31, 2012, Tempo Bank recorded a provision for loan losses of $15,000 as the effects of the economic downturn and unemployment continued to negatively impact our market area.

Noninterest Income. Noninterest income includes service charges on deposit accounts, loan service charges, and other income. Total noninterest income decreased for the nine month period ended December 31, 2013 to $122,000 from $140,000 for the nine months ended December 31, 2012 due primarily to a gain on the involuntary conversion of a nonmonetary asset to a monetary asset in the 2012 period. The involuntary conversion resulted from power surge damage to Tempo Bank’s computer equipment and receipt of insurance proceeds of $15,000.

Noninterest Expense. Noninterest expense primarily consists of compensation and employee benefits, equipment and data processing, occupancy, FDIC premium expense and other expenses. Total noninterest expense decreased $31,000, or 1.8%, for the nine months ended December 31, 2013. The decrease was due primarily to a lower level of losses and expenses of foreclosed real estate charged to operations and other noninterest expenses, partially offset by increases in equipment and data processing costs and regulatory and professional fees.

Operations from foreclosed real estate decreased due to a higher level of foreclosure activity in the nine months ended December 31, 2012. Equipment and data processing services increased primarily as a result of information technology consulting services performed for Tempo Bank and higher depreciation expenses. Professional and regulatory fees increased due to higher legal and supervisory exam fees incurred. Other noninterest expense decreased due to an information technology risk assessment performed by an outside consultant during the nine months ended December 31, 2012.

Income Taxes. Income tax expense for the nine months ended December 31, 2013 was $210,000 compared to $270,000 for the nine months ended December 31, 2012. The decrease in tax expense is primarily attributable to lower pre-tax income.

USE OF PROCEEDS

The following table shows how we intend to use the net proceeds of the offering. The actual net proceeds will depend on the number of shares of common stock sold in the offering and the expenses incurred in connection with the offering. Payments for shares made through withdrawals from deposit accounts at Tempo Bank will reduce Tempo Bank’s deposits and will not result in the receipt of new funds for investment. See “Pro Forma Data” for the assumptions used to arrive at these amounts.

	Minimum of Offering Range		Midpoint of Offering Range		Maximum of Offering Range		15% Above Maximum of Offering Range
(Dollars in thousands)	455,358 Shares at $7.00 per Share	Percent of Net Proceeds	535,715 Shares at $7.00 per Share	Percent of Net Proceeds	616,072 Shares at $7.00 per Share	Percent of Net Proceeds	708,483 Shares at $7.00 per Share	Percent of Net Proceeds
Offering proceeds	$3,188		$3,750		$4,313		$4,959
Less: offering expenses	925		925		925		925

Net offering proceeds	2,263	100.0%	2,825	100.0%	3,388	100.0%	4,034	100.0%
Less:
Proceeds contributed to Tempo Bank	1,132	50.0	1,413	50.0	1,694	50.0	2,017	50.0
Proceeds used for loan to employee stock ownership plan	255	11.3	300	10.6	345	10.2	397	9.8

Proceeds remaining for New Sugar Creek	$876	38.7%	$1,113	39.4%	$1,349	39.8%	$1,620	40.2%

We initially intend to invest the proceeds retained from the offering at New Sugar Creek in short-term investments, such as U.S. treasury and government agency securities and cash and cash equivalents. The actual amounts to be invested in different instruments will depend on the interest rate environment and New Sugar Creek’s liquidity requirements. In the future, New Sugar Creek may liquidate its investments and use those funds:

•	to repurchase shares of its common stock, subject to regulatory restrictions;

•	to pay dividends to shareholders, subject to regulatory restrictions;

•	to finance the possible acquisition of other financial institutions or other businesses that are related to banking, although we currently have no plans, arrangements or understandings regarding potential acquisition opportunities; and

•	for general corporate purposes, including contributing additional capital to Tempo Bank.

Under current Federal Reserve Board regulations, we may not repurchase shares of our common stock during the first year following completion of the conversion and offering, except to fund equity benefit plans other than stock options or, with prior regulatory approval, when extraordinary circumstances exist. See “Regulation and Supervision—Holding Company Regulation” for a discussion of regulating limitation on stock repurchases. For a discussion of our dividend policy and regulatory matters relating to the payment of dividends, see “Our Dividend Policy.”

Tempo Bank initially intends to invest the proceeds it receives from the offering, which is shown in the table above as the amount contributed to Tempo Bank, in short-term investments. Over time, Tempo Bank may use the proceeds that it receives from the offering:

•	to fund new loans;

•	to finance the possible expansion of its business; and

•	for general corporate purposes.

We currently do not have any specific plans for any expansion or diversification activities that would require funds from this offering. Consequently, we currently anticipate that the proceeds of the offering contributed to Tempo Bank will be used to fund new loans. We expect that much of the loan growth will occur in our one- to four-family residential mortgage portfolio, but we have not allocated specific dollar amounts to any particular area of our portfolio. The amount of time that it will take to deploy the proceeds of the offering into loans will depend primarily on the level of loan demand.

Except as described above, we have no specific plans for the investment of the proceeds of the offering and have not allocated a specific portion of the proceeds to any particular use. For a discussion of our business reasons for undertaking the offering, see “The Conversion and Offering—Reasons for the Conversion and Offering.”

OUR DIVIDEND POLICY

Although Old Sugar Creek has periodically paid cash dividends, it does not pay cash dividends on a regular basis. Since its initial public offering in 2007, Old Sugar Creek has paid a $0.10 per share dividend on three occasions. Following the offering, our board of directors intends to adopt a policy of paying cash dividends, either periodic or regular. We cannot guarantee that we will pay dividends or that, if paid, we will not reduce or eliminate dividends in the future. Any determination to pay dividends on our common stock will depend on our financial condition, results of operations, capital requirements, general business conditions, and other factors that our board of directors considers relevant.

New Sugar Creek, similar to Old Sugar Creek, is subject to the Federal Reserve Board’s policy that dividends should be paid only out of current earnings and only if the prospective rate of earnings retention by the company appears consistent with its capital needs, asset quality and overall financial condition. In addition, New Sugar Creek is subject to Maryland law, which generally permits a corporation to pay dividends on its common stock unless, after giving effect to the dividend, the corporation would be unable to pay its debts as they become due in the usual course of its business or the total assets of the corporation would be less than its total liabilities.

New Sugar Creek’s ability to pay dividends may depend, in part, on its receipt of dividends from Tempo Bank. The OCC and Federal Reserve Board regulations limit dividends and other distributions from Tempo Bank to us. No insured depository institution may make a capital distribution if, after making the distribution, the institution would be undercapitalized or if the proposed distribution raises safety and soundness concerns. In addition, any payment of dividends by Tempo Bank to New Sugar Creek that would be deemed to be drawn out of Tempo Bank’s bad debt reserves would require the payment of federal income taxes by Tempo Bank at the then current income tax rate on the amount deemed distributed. See “Federal and State Taxation—Federal Income Taxation” and note 8 of the notes to consolidated financial statements included elsewhere in this prospectus. New Sugar Creek does not contemplate any distribution by Tempo Bank that would result in this type of tax liability.

Under OCC regulations, an application to and the prior approval of the OCC is required prior to any capital distribution if the institution does not meet the criteria for “expedited treatment” of applications under applicable regulations (i.e., generally examination ratings in the top two categories), the total capital distributions for the calendar year exceed net income for that year plus the amount of retained net income for the preceding two years, the institution would be undercapitalized following the distribution or the distribution would otherwise be contrary to a statute, regulation or agreement with the OCC. If an application is not required, an institution must still provide prior notice to the Federal Reserve Board of the capital contribution if it is a subsidiary of a holding company. In such circumstances, notice must also be provided to the OCC.

MARKET FOR THE COMMON STOCK

The common stock of Old Sugar Creek is currently quoted on the OTC Bulletin Board under the symbol “SUGR.” Upon completion of the conversion and offering, the shares of common stock of New Sugar Creek will replace Old Sugar Creek’s common stock. We expect that New Sugar Creek’s common stock will be quoted on the OTC Bulletin Board under the symbol “SUGRD” for a period of 20 trading days after the completion of the offering. Thereafter, the symbol will be “SUGR.” The shares of common stock of Old Sugar Creek and those of New Sugar Creek represent different economic interests and will reflect the effects of different financial results of operations and financial condition. Consequently, the market prices of the common stock of Old Sugar Creek before the completion of the conversion and offering and the market prices of the common stock of New Sugar Creek after completion of the conversion and offering will be different.

The development of a public market having the desirable characteristics of depth, liquidity and orderliness depends on the existence of willing buyers and sellers, the presence of which is not within our control or that of any market maker. The number of active buyers and sellers of our common stock at any particular time may be limited, which may have an adverse effect on the price at which our common stock can be sold. Persons purchasing the common stock may not be able to sell their shares at or above the $7.00 price per share in the offering. Purchasers of our common stock should recognize that there are risks involved in their investment and that there may be a limited trading market in the common stock.

The following table sets forth high and low sales prices for Old Sugar Creek’s common stock for the periods indicated and the cash dividends declared per share during those periods.

	High	Low	Dividends
Year Ending March 31, 2014:
Fourth Quarter (through February 10, 2014)	$9.75	$9.30	$—
Third Quarter	10.49	5.80	—
Second Quarter	6.50	5.70	0.10
First Quarter	5.70	5.50	—
Year Ended March 31, 2013:
Fourth Quarter	$5.50	$5.50	—
Third Quarter	5.50	5.50	—
Second Quarter	5.00	5.00	—
First Quarter	5.00	5.00	—
Year Ended March 31, 2012:
Fourth Quarter	$5.00	$4.60	—
Third Quarter	5.10	4.60	—
Second Quarter	6.00	5.10	—
First Quarter	6.00	5.00	0.10

On February 10, 2014, the latest practicable date before the printing of this document, and on December 2, 2013, the business day immediately preceding the public announcement of the conversion, the closing prices of Old Sugar Creek were $9.75 per share and $5.80 per share, respectively. At September 30, 2013, Old Sugar Creek had approximately 169 shareholders of record, not including those who hold shares in “street name.” On the effective date of the conversion, all publicly held shares of Old Sugar Creek common stock, including shares held by our officers and directors, will be converted automatically into and become the right to receive a number of shares of New Sugar Creek common stock determined pursuant to the exchange ratio. See “The Conversion and Offering—Share Exchange Ratio for Current Shareholders.” The above table reflects actual prices and has not been adjusted to reflect the exchange ratio.

CAPITALIZATION

The following table presents the historical capitalization of Old Sugar Creek at September 30, 2013 and the capitalization of New Sugar Creek reflecting the offering (referred to as “pro forma” information). The pro forma capitalization gives effect to the assumptions listed under “Pro Forma Data,” based on the sale of the number of shares of common stock indicated in the table. This table does not reflect the issuance of additional shares as a result of the exercise of options granted under the 2007 Equity Incentive Plan or the proposed new equity incentive plan. A change in the number of shares to be issued in the offering may materially affect pro forma capitalization. We must sell a minimum of 455,358 shares to complete the offering. The information presented in the table below should be read in conjunction with the consolidated financial statements and notes thereto beginning at page F-1.

		Pro Forma Capitalization Based Upon the Sale of
	At September 30, 2013	Minimum of Offering Range 455,358 Shares at $7.00 per Share	Midpoint of Offering Range 535,715 Shares at $7.00 per Share	Maximum of Offering Range 616,072 Shares at $7.00 per Share	15% Above Maximum of Offering Range 708,483 Shares at $7.00 per Share
	(Dollars in thousands)
Deposits (1)	$72,602	$72,602	$72,602	$72,602	$72,602
Borrowings	5,000	5,000	5,000	5,000	5,000

Total deposits and borrowings	$77,602	$77,602	$77,602	$77,602	$77,602

Stockholders’ equity:
Preferred Stock:
1,000,000 shares, $0.01 par value per share authorized; none issued or outstanding	$—	$—	$—	$—	$—
Common stock:
14,000,000 shares, $0.01 par value per share, authorized; specified number of shares assumed to be issued and outstanding (2)	9	8	10	11	13
Additional paid-in capital	3,291	5,469	6,029	6,591	7,235
Retained earnings (3)	7,170	7,170	7,170	7,170	7,170
Mutual holding company capital consolidation	—	96	96	96	96
Less:
Common stock acquired by employee stock ownership plan (4)	(195)	(450)	(495)	(540)	(592)
Common stock acquired by equity incentive plan (5)	—	(128)	(150)	(173)	(198)
Treasury stock	(86)	—	—	—	—

Total stockholders’ equity	$10,189	$12,165	$12,660	$13,155	$13,724

Total stockholders’ equity as a percentage of total assets	11.53%	13.47%	13.94%	14.40%	14.93%

(1)	Does not reflect withdrawals from deposit accounts for the purchase of common stock in the offering. Withdrawals to purchase common stock will reduce pro forma deposits by the amounts of the withdrawals.
(2)	Reflects total issued shares of 906,879 at September 30, 2013 and issued and outstanding shares of 807,821, 950,377, 1,092,933 and 1,256,873 at the minimum, midpoint, maximum, and 15% above the maximum of the offering range, respectively.
(3)	Retained earnings are restricted by applicable regulatory capital requirements.
(4)	Assumes that 8.0% of the common stock sold in the offering will be acquired by the employee stock ownership plan with funds borrowed from New Sugar Creek. Under U.S. generally accepted accounting principles, the amount of common stock to be purchased by the employee stock ownership plan represents unearned compensation and, accordingly, is reflected as a reduction of capital. As shares are released to plan participants’ accounts, a compensation expense will be charged, along with related tax benefit, and a reduction in the charge against capital will occur. Since the funds are borrowed from New Sugar Creek, the borrowing will be eliminated in consolidation. See “Our Management—Benefit Plans—Employee Stock Ownership Plan.”

(5)	Assumes the purchase in the open market at $7.00 per share for restricted stock awards under the proposed equity incentive plan, of a number of shares equal to 4% of the shares of common stock sold in the offering. The shares are reflected as a reduction of stockholders’ equity. The equity incentive plan will be submitted to stockholders for approval at a meeting following the offering. See “Risk Factors—Risks Related to This Offering—Issuance of shares for benefit programs will dilute your ownership interest,” “Pro Forma Data” and “Our Management—Future Equity Incentive Plan.”

REGULATORY CAPITAL COMPLIANCE

At September 30, 2013, Tempo Bank exceeded all regulatory capital requirements and was considered a “well-capitalized” bank. The following table presents Tempo Bank’s capital position relative to its regulatory capital requirements at September 30, 2013, on a historical and a pro forma basis. The amounts on the lines labeled “Requirement” reflect the amounts necessary to be considered “well-capitalized” under applicable federal regulations. The table reflects receipt by Tempo Bank of 50.0% of the net proceeds of the offering. For purposes of the table, the amount expected to be borrowed by the employee stock ownership plan has been deducted from pro forma regulatory capital. For a discussion of the assumptions underlying the pro forma capital calculations presented below, see “Use of Proceeds,” “Capitalization” and “Pro Forma Data.” The definitions of the terms used in the table are those provided in the capital regulations issued by the OCC. For a discussion of the capital standards applicable to Tempo Bank, see “Regulation and Supervision—Federal Banking Regulation—Capital Requirements.”

			Pro Forma at September 30, 2013
	Historical at September 30, 2013		Minimum of Offering Range 455,358 Shares at $7.00 per Share		Midpoint of Offering Range 535,715 Shares at $7.00 per Share		Maximum of Offering Range 616,072 Shares at $7.00 per Share		15% Above Maximum of Offering Range 708,483 Shares at $7.00 per Share
	Amount	Percent of Assets (1)	Amount	Percent of Assets	Amount	Percent of Assets	Amount	Percent of Assets	Amount	Percent of Assets
	(Dollars in thousands)
Total equity under generally accepted accounting principles	$9,761	11.05%	$10,510	11.80%	$10,724	12.01%	$10,937	12.22%	$11,183	12.46%

Tier 1 leverage capital:
Actual	$9,761	11.05%	$10,510	11.80%	$10,724	12.01%	$10,937	12.22%	$11,183	12.46%
Requirement	4,417	5.00	4,455	5.00	4,465	5.00	4,476	5.00	4,488	5.00

Excess	$5,344	6.05%	$6,055	6.80%	$6,259	7.01%	$6,461	7.22%	$6,695	7.46%

Tier 1 risk-based capital:
Actual (2)	$9,761	21.83%	$10,510	23.42%	$10,724	23.88%	$10,937	24.33%	$11,183	24.85%
Requirement	2,683	6.00	2,692	6.00	2,695	6.00	2,697	6.00	2,700	6.00

Excess	$7,078	15.83%	$7,818	17.42%	$8,029	17.88%	$8,240	18.33%	$8,483	18.85%

Total risk-based capital:
Actual (2)	$10,129	22.65%	$10,878	24.24%	$11,092	24.70%	$11,305	25.15%	$11,551	25.67%
Requirement	4,472	10.00	4,487	10.00	4,491	10.00	4,495	10.00	4,500	10.00

Excess	$5,657	12.65%	$6,391	14.24%	$6,601	14.70%	$6,810	15.15%	$7,050	15.67%

Reconciliation of capital contributed to Tempo Bank:
Net proceeds contributed to Tempo Bank			$1,132		$1,413		$1,694		$2,017
Less common stock acquired by ESOP			(255)		(300)		(345)		(397)
Less common stock acquired by equity incentive plan			(128)		(150)		(173)		(198)

Pro forma increase in GAAP and regulatory capital			$749		$963		$1,176		$1,422

(1)	Tier 1 leverage capital levels are shown as a percentage of adjusted total assets of $88.3 million. Risk-based capital levels are shown as a percentage of risk-weighted assets of $44.7 million.
(2)	Pro forma amounts and percentages include capital contributed to Tempo Bank from the offering and assume net proceeds are invested in assets that carry a 20% risk-weighting.

PRO FORMA DATA

The following tables illustrate the pro forma impact of the conversion and offering on our net income and stockholders’ equity based on the sale of common stock at the minimum, the midpoint, the maximum and 15% above the maximum of the offering range. The actual net proceeds from the sale of the common stock cannot be determined until the offering is completed. Net proceeds indicated in the following tables are based upon the following assumptions, although actual expenses may vary from these estimates:

•	All of the shares of common stock will be sold in the subscription and community offerings;

•	Our employee stock ownership plan will purchase a number of shares equal to 8.0% of the shares sold in the offering with a loan from New Sugar Creek that will be repaid in equal installments over 15 years; and

•	Total expenses of the offering, including selling agent fees and expenses, will be approximately $925,000.

Pro forma net income for the six months ended September 30, 2013 and the year ended March 31, 2013 has been calculated as if the offering were completed at the beginning of the period, and the net proceeds had been invested at 1.39% and 0.72%, which represents the rates of the five-year United States Treasury security at September 30, 2013 and March 31, 2013, respectively. We believe that the rate of the five-year United States Treasury security represents a more realistic yield on the investment of the offering proceeds than the arithmetic average of the weighted average yield earned on our interest-earning assets and the weighted average rate paid on our deposits, which is the reinvestment rate required by Federal Reserve Board regulations.

A pro forma after-tax return of 0.84% is used for the six months ended September 30, 2013 and 0.44% for the year ended March 31, 2013, after giving effect to a combined federal and state income tax rate of 39.5%. The actual rate experienced by New Sugar Creek may vary. Historical and pro forma per share amounts have been calculated by dividing historical and pro forma amounts by the number of shares of common stock indicated in the tables.

When reviewing the following tables you should consider the following:

•	Since funds on deposit at Tempo Bank may be withdrawn to purchase shares of common stock, those funds will not result in the receipt of new funds for investment. The pro forma tables do not reflect withdrawals from deposit accounts.

•	Historical per share amounts have been computed as if the shares of common stock expected to be issued in the offering had been outstanding at the beginning of the period covered by the table. However, neither historical nor pro forma stockholders’ equity has been adjusted to reflect the investment of the estimated net proceeds from the sale of the shares in the offering or the additional employee stock ownership plan expense.

•	Pro forma stockholders’ equity (“book value”) represents the difference between the stated amounts of our assets and liabilities. Book value amounts do not represent fair market values or amounts available for distribution to shareholders in the unlikely event of liquidation. The amounts shown do not reflect the federal income tax consequences of the restoration to income of Tempo Bank’s special bad debt reserves for income tax purposes or liquidation accounts, which would be required in the unlikely event of liquidation. See “Federal and State Taxation.”

•	The amounts shown as pro forma stockholders’ equity per share do not represent possible future price appreciation of our common stock.

The following pro forma data, which is based on Old Sugar Creek’s stockholders’ equity at September 30, 2013 and March 31, 2013 and net income for the six months ended September 30, 2013 and the year ended March 31, 2013, may not represent the actual financial effects of the offering or our operating results after the offering. The pro forma data relies exclusively on the assumptions outlined above and in the notes to the pro forma tables. The pro forma data does not represent the fair market value of our common stock, the current fair market value of our assets or liabilities, or the amount of money that would be available for distribution to shareholders if we were to be liquidated after the conversion.

At or For the Six Months Ended September 30, 2013

	Minimum of Offering Range	Midpoint of Offering Range	Maximum of Offering Range	15% Above Maximum of Offering Range
(Dollars in thousands, except per share amounts)	455,358 Shares at $7.00 Per Share	535,715 Shares at $7.00 Per Share	616,072 Shares at $7.00 Per Share	708,483 Shares at $7.00 Per Share
Gross proceeds	$3,188	$3,750	$4,313	$4,959
Plus: Shares issued in exchange for shares of Old Sugar Creek	2,467	2,903	3,338	3,839

Pro forma market capitalization	5,655	6,653	7,651	8,798

Gross proceeds	$3,188	$3,750	$4,313	$4,959
Less: estimated expenses	(925)	(925)	(925)	(925)

Estimated net proceeds	$2,263	$2,825	$3,388	$4,034
Less: common stock acquired by employee stock ownership plan (1)	(255)	(300)	(345)	(397)
Less: common stock to be acquired by equity incentive plan (2)	(128)	(150)	(173)	(198)
Plus: mutual holding company contribution	96	96	96	96

Net proceeds	$1,976	$2,471	$2,966	$3,535
Pro Forma Net Income:
Pro forma net income (3):
Historical	$205	$205	$205	$205
Pro forma income on net proceeds	8	10	12	15
Less: pro forma employee stock ownership plan expense (1)	(5)	(6)	(7)	(8)
Less: pro forma restricted stock award expense (2)	(8)	(9)	(11)	(12)
Less: pro forma stock option expense (3)	(11)	(13)	(15)	(17)

Pro forma net income	$190	$187	$185	$183
Pro forma net income per share (3):
Historical	$0.27	$0.23	$0.20	$0.17
Pro forma income on net proceeds	0.01	0.01	0.01	0.01
Less: pro forma employee stock ownership plan expense (1)	(0.01)	(0.01)	(0.01)	(0.01)
Less: pro forma restricted stock award expense (2)	(0.01)	(0.01)	(0.01)	(0.01)
Less: pro forma stock option expense (3)	(0.01)	(0.01)	(0.01)	(0.01)

Pro forma net income per share	$0.25	$0.21	$0.18	$0.15
Offering price as a multiple of pro forma net income per share (annualized)	14.00x	16.67x	19.44x	23.33x
Number of shares used to calculate pro forma net income per share (4)	772,607	908,948	1,045,290	1,202,084
Pro Forma Stockholders’ equity:
Pro forma stockholders’ equity (book value):
Historical	$10,189	$10,189	$10,189	$10,189
Estimated net proceeds	2,263	2,825	3,388	4,034
Plus: mutual holding company contribution	96	96	96	96
Less: common stock acquired by employee stock ownership plan (1)	(255)	(300)	(345)	(397)
Less: common stock to be acquired by equity incentive plan (2)	(128)	(150)	(173)	(198)

Pro forma stockholders’ equity	$12,165	$12,660	$13,155	$13,724
Less: intangible assets	—	—	—	—

Pro forma tangible stockholders’ equity	$12,165	$12,660	$13,155	$13,724
Pro forma stockholders’ equity per share:
Historical	$12.61	$10.72	$9.32	$8.11
Estimated net proceeds	2.80	2.97	3.10	3.21
Plus: mutual holding company contribution	0.12	0.10	0.09	0.08
Less: common stock acquired by employee stock ownership plan (1)	(0.32)	(0.32)	(0.32)	(0.32)
Less: common stock to be acquired by equity incentive plan (2)	(0.16)	(0.16)	(0.16)	(0.16)

Pro forma stockholders’ equity per share	$15.05	$13.31	$12.03	$10.92
Less: intangible assets	—	—	—	—

Pro forma tangible stockholders’ equity per share	$15.05	$13.31	$12.03	$10.92
Offering price as a percentage of pro forma stockholders’ equity per share	46.51%	52.59%	58.19%	64.10%
Number of shares used to calculate pro forma stockholders’ equity per share (4)	807,821	950,377	1,092,933	1,256,873

(footnotes on following pages)

At or For the Year Ended March 31, 2013

	Minimum of Offering Range	Midpoint of Offering Range	Maximum of Offering Range	15% Above Maximum of Offering Range
(Dollars in thousands, except per share amounts)	455,358 $7.00 per share	535,715 $7.00 per share	616,072 $7.00 per share	708,483 $7.00 per share
Gross proceeds	$3,188	$3,750	$4,313	$4,959
Plus: Shares issued in exchange for shares of Old Sugar Creek	2,467	2,903	3,338	3,839

Pro forma market capitalization	$5,655	$6,653	$7,651	$8,798

Gross proceeds	$3,188	$3,750	$4,313	$4,959
Less: estimated expenses	(925)	(925)	(925)	(925)

Estimated net proceeds	$2,263	$2,825	$3,388	$4,034
Less: common stock acquired by employee stock ownership plan (1)	(255)	(300)	(345)	(397)
Less: common stock to be acquired by equity incentive plan (2)	(128)	(150)	(173)	(198)
Plus: mutual holding company contribution	96	96	96	96

Net proceeds	$1,976	$2,471	$2,966	$3,535
Pro Forma Net Income:
Pro forma net income (3):
Historical	$417	$417	$417	$417
Pro forma income on net proceeds	8	10	13	15
Less: pro forma employee stock ownership plan expense (1)	(10)	(12)	(14)	(16)
Less: pro forma restricted stock award expense (2)	(15)	(18)	(21)	(24)
Less: pro forma stock option expense (3)	(22)	(26)	(30)	(34)

Pro forma net income	$378	$371	$365	$358
Pro forma net income per share (3):
Historical	$0.54	$0.46	$0.40	$0.35
Pro forma income on net proceeds	0.01	0.01	0.01	0.01
Less: pro forma employee stock ownership plan expense (1)	(0.01)	(0.01)	(0.01)	(0.01)
Less: pro forma restricted stock award expense (2)	(0.02)	(0.02)	(0.02)	(0.02)
Less: pro forma stock option expense (3)	(0.03)	(0.03)	(0.03)	(0.03)

Pro forma net income per share	$0.49	$0.41	$0.35	$0.30
Offering price as a multiple of pro forma net income per share (annualized)	14.29x	17.07x	20.00x	23.33x
Number of shares used to calculate pro forma net income per share (4)	773,821	910,377	1,046,933	1,203,973
Pro Forma Stockholders’ equity:
Pro forma stockholders’ equity (book value):
Historical	$10,057	$10,057	$10,057	$10,057
Estimated net proceeds	2,263	2,825	3,388	4,034
Plus: mutual holding company contribution	96	96	96	96
Less: common stock acquired by employee stock ownership plan (1)	(255)	(300)	(345)	(397)
Less: common stock to be acquired by equity incentive plan (2)	(128)	(150)	(173)	(198)

Pro forma stockholders’ equity	$12,033	$12,528	$13,023	$13,592
Less: intangible assets	—	—	—	—

Pro forma tangible stockholders’ equity	$12,033	$12,528	$13,023	$13,592
Pro forma stockholders’ equity per share:
Historical	$12.45	$10.58	$9.20	$8.00
Estimated net proceeds	2.80	2.97	3.10	3.21
Plus: mutual holding company contribution	0.12	0.10	0.09	0.08
Less: common stock acquired by employee stock ownership plan (1)	(0.32)	(0.32)	(0.32)	(0.32)
Less: common stock to be acquired by equity incentive plan (2)	(0.16)	(0.16)	(0.16)	(0.16)

Pro forma stockholders’ equity per share	14.89	13.17	11.91	10.81
Less: intangible assets	—	—	—	—

Pro forma tangible stockholders’ equity per share	$14.89	$13.17	$11.91	$10.81
Offering price as a percentage of pro forma stockholders’ equity per share	47.01%	53.15%	58.77%	64.75%
Number of shares used to calculate pro forma stockholders’ equity per share (4)	807,821	950,377	1,092,933	1,256,873

(footnotes on following page)

(1)	Assumes that the employee stock ownership plan will acquire a number of shares of stock equal to 8.0% of the shares sold in the offering (36,429, 42,857, 49,286 and 56,679 shares at the minimum, midpoint, maximum and maximum, as adjusted, of the offering range, respectively). The employee stock ownership plan will borrow the funds to acquire these shares from the proceeds retained by New Sugar Creek. The amount of this borrowing has been reflected as a reduction from gross proceeds to determine estimated net proceeds. This borrowing will have an interest rate equal to the prime rate as published in The Wall Street Journal, which is currently 3.25%, which will be fixed at the time of the offering and be for a term of 15 years. Tempo Bank intends to make contributions to the employee stock ownership plan in amounts at least equal to the principal and interest requirement of the debt. As the debt is paid down, shares will be released for allocation to participants’ accounts and stockholders’ equity will be increased. The adjustment to pro forma net income for the employee stock ownership plan reflects the after-tax compensation expense associated with the plan. Applicable accounting principles require that compensation expense for the employee stock ownership plan be based upon shares committed to be released and that unallocated shares be excluded from earnings per share computations. An equal number of shares (1/15th of the total, based on a 15-year loan) will be released each year over the term of the loan. The valuation of shares committed to be released would be based upon the average market value of the shares during the period, which, for purposes of the pro forma tables, was assumed to be equal to the $7.00 per share purchase price. If the average market value per share is greater than $7.00 per share, total employee stock ownership plan expense would be greater. See “Our Management—Benefit Plans—Employee Stock Ownership Plan.”
(2)	Assumes that New Sugar Creek will purchase in the open market a number of shares of common stock equal to 4.0% of the shares sold in the offering (18,214, 21,429, 24,643 and 28,339 shares at the minimum, midpoint, maximum and maximum, as adjusted, of the offering range, respectively), that will be reissued as restricted stock awards under a new equity incentive plan to be adopted following the offering. Purchases will be funded with cash on hand at New Sugar Creek or with dividends paid to New Sugar Creek by Tempo Bank. The cost of these shares has been reflected as a reduction from gross proceeds to determine estimated net proceeds. In calculating the pro forma effect of the restricted stock awards, it is assumed that the required shareholder approval has been received, that the shares used to fund the awards were acquired at the beginning of the respective period and that the shares were acquired at the $7.00 per share purchase price. The issuance of authorized but unissued shares of the common stock instead of shares repurchased in the open market would dilute the ownership interests of existing shareholders by approximately 2.2%. The adjustment to pro forma net income for the restricted stock awards reflects the after-tax compensation expense associated with the awards. It is assumed that the fair market value of a share of New Sugar Creek common stock was $7.00 at the time the awards were made, that shares of restricted stock issued under the equity incentive plan vest 20.0% per year, that compensation expense is recognized on a straight-line basis over each vesting period so that 20.0% of the value of the shares awarded was an amortized expense during each year, and that the combined federal and state income tax rate was 39.5%. If the fair market value per share is greater than $7.00 per share on the date shares are awarded under the equity incentive plan, total equity incentive plan expense would be greater.
(3)	The adjustment to pro forma net income for stock options reflects the after-tax compensation expense associated with the stock options that may be granted under the new equity incentive plan to be adopted following the offering. If the new equity incentive plan is approved by shareholders, a number of shares equal to 10.0% of the number of shares sold in the offering (45,536, 53,572, 61,607 and 70,848 shares at the minimum, midpoint, maximum and maximum, as adjusted, of the offering range, respectively), will be reserved for future issuance upon the exercise of stock options that may be granted under the plan. Compensation cost relating to share-based payment transactions will be recognized in the financial statements over the period the employee is required to provide services for the award. The cost will be measured based on the fair value of the equity instruments issued. Applicable accounting standards do not prescribe a specific valuation technique to be used to estimate the fair value of employee stock options. For purposes of this table, the fair value of stock options to be granted under the new equity incentive plan has been estimated at $2.70 per option using the Black-Scholes option pricing model with the following assumptions: exercise price, $7.00; trading price on date of grant, $7.00; dividend yield, 0.0%; expected life, 10 years; expected volatility, 23.37%; and risk-free interest rate, 2.64%. It is assumed that stock options granted under the equity incentive plan vest 20.0% per year, that compensation expense is recognized on a straight-line basis over the vesting period so that 20.0% of the value of the options awarded was an amortized expense during each year and that 25% of the amortization expense (or the assumed portion relating to non-qualified option granted to directors) resulted in a tax benefit using an assumed tax rate of 39.5%. We plan to use the Black-Scholes option-pricing formula; however, if the fair market value per share is different than $7.00 per share on the date options are awarded under the equity incentive plan, or if the assumptions used in the option-pricing formula are different from those used in preparing this pro forma data, the value of the stock options and the related expense would be different. The issuance of authorized but unissued shares of common stock to satisfy option exercises instead of shares repurchased in the open market would dilute the ownership interests of existing shareholders by approximately 5.3%.

(4)	The number of shares used to calculate pro forma net income per share is equal to the weighted average shares outstanding for the period multiplied by the exchange ratio at the minimum, midpoint and maximum of the offering range, less the number of shares purchased by the employee stock ownership plan not committed to be released within the one year period following the offering as adjusted to effect a weighted average over the period. The total number of shares to be outstanding upon completion of the conversion and offering includes the number of shares sold in the offering plus the number of shares issued in exchange for outstanding shares of Old Sugar Creek common stock held by persons other than Sugar Creek MHC. The number of shares used to calculate pro forma stockholders’ equity per share is equal to the total number of shares to be outstanding upon completion of the offering.

OUR BUSINESS

General

On April 3, 2007, Old Sugar Creek was organized as a federal corporation in connection with the reorganization of Tempo Bank from the mutual form of organization to the mutual holding company form of organization. Tempo Bank is a wholly-owned subsidiary of Old Sugar Creek, which is a majority-owned subsidiary of Sugar Creek MHC. Old Sugar Creek Corp.’s business activities primarily consist of the ownership of the outstanding capital stock of Tempo Bank. Old Sugar Creek is regulated by the Federal Reserve System Board. Old Sugar Creek has no significant assets, other than all of the outstanding shares of Tempo Bank, and has no significant liabilities. Accordingly, the information set forth in this prospectus, including the consolidated financial statements and related financial data, relates primarily to Tempo Bank.

Tempo Bank was originally chartered in 1889 as an Illinois state-chartered mutual building and loan association named “Trenton Building and Loan Association.” Tempo Bank converted to a federally chartered savings bank in 1989 and changed its name to “Tempo Bank, A Federal Savings Bank.” Tempo Bank adopted its present name in October 2006. Tempo Bank is regulated by the OCC.

Our website address is www.tempobank.com. Information on our website should not be considered a part of this Annual Report.

Market Area

We are headquartered in Trenton, Illinois. In addition to our main office, we operate a full-service branch office in Breese, Illinois. Trenton and Breese are located in Clinton County, Illinois, approximately 35 miles east of St. Louis, Missouri. Historically, substantially all of our loans were made to borrowers who resided within approximately 18 miles of our main office, which includes the communities in Clinton County, eastern St. Clair County and southeastern Madison County.

The communities served by Tempo Bank are economically diverse. The communities in Clinton County and southeastern Madison County are generally rural and have an agriculturally-based economy. The economy of eastern St. Clair County and the surrounding communities is heavily dependent on Scott Air Force Base, which employs over 10,000 military and civilian personnel. In addition, several defense contractors are currently located in communities near Scott Air Force Base. As the St. Louis metropolitan area has expanded in Illinois, the communities in eastern St. Clair County have experienced moderate economic expansion and now consist of a diverse blend of industries, urban centers and significant corporate investment. Although eastern St. Clair County is home to several growing communities, the median household income in St. Clair County as a whole was below the Illinois and national median household incomes in 2012.

Competition

We face significant competition for the attraction of deposits and origination of loans. Our most direct competition for deposits has historically come from the many financial institutions operating in our market area and, to a lesser extent, from other financial service companies such as brokerage firms, credit unions and insurance companies. Several large holding companies operate banks in our market area, including Bank of America, U.S. Bancorp and PNC Financial Services Group. These institutions are significantly larger than us and, therefore, have significantly greater resources. We also face competition for investors’ funds from money market funds, mutual funds and other corporate and government securities. At June 30, 2013, which is the most recent date for which data is available from the Federal Deposit Insurance Corporation, we held 8.0% of the deposits in Clinton County, Illinois, which was the fifth largest market share out of 11 institutions having office locations within Clinton County.

Our competition for loans comes primarily from financial institutions in our market area and, to a lesser extent, from other financial service providers, such as mortgage companies and mortgage brokers. Competition for loans also comes from the increasing number of non-depository financial service companies entering the mortgage market, such as insurance companies, securities companies and specialty finance companies.

We expect competition to remain intense in the future as a result of legislative, regulatory and technological changes and the continuing trend of consolidation in the financial services industry. Technological advances, for example, have lowered barriers to entry, allowed banks to expand their geographic reach by providing services over the Internet and made it possible for non-depository institutions to offer products and services that traditionally have been provided by banks. Changes in federal law permit affiliation among banks, securities firms and insurance companies, which promotes a competitive environment in the financial services industry. Competition for deposits and the origination of loans could limit our growth in the future.

Lending Activities

Single-Family Owner and Non-owner Occupied Residential Loans. The largest segment of our loan portfolio is single-family residential loans, which are collateralized by owner occupied and non-owner occupied single-family properties. We offer three types of residential mortgage loans: fixed-rate loans, balloon loans and adjustable-rate loans. We offer fixed-rate mortgage loans with terms of 10, 15, 20, 25 or 30 years and balloon mortgage loans with terms of three to 15 years. We offer adjustable-rate mortgage loans with interest rates and payments that adjust annually or every three years. Interest rates and payments on our adjustable-rate loans generally are adjusted to a rate equal to a percentage above the one year U.S. Treasury index. The maximum amount by which the interest rate may be increased or decreased is generally 2.0% per adjustment period and the lifetime interest rate cap is generally 6.0% over the initial interest rate of the loan. Our current practice is to retain all mortgage loans that we originate in our loan portfolio.

Borrower demand for adjustable-rate or balloon loans compared to fixed-rate loans is a function of the level of interest rates, the expectations of changes in the level of interest rates, and the difference between the interest rates and loan fees offered for fixed-rate mortgage loans as compared to the interest rates and loan fees for adjustable-rate or balloon loans. The relative amount of fixed-rate, balloon and adjustable-rate mortgage loans that can be originated at any time is largely determined by the demand for each in a competitive environment. The loan fees, interest rates and other provisions of mortgage loans are determined by us on the basis of our own pricing criteria and competitive market conditions.

While single-family residential owner and non-owner occupied real estate loans are normally originated with up to 30-year terms, such loans typically remain outstanding for substantially shorter periods because borrowers often prepay their loans in full either upon sale of the property pledged as security or upon refinancing the original loan. Therefore, average loan maturity is a function of, among other factors, the level of purchase and sale activity in the real estate market, prevailing interest rates and the interest rates payable on outstanding loans. We do not offer loans with negative amortization and generally do not offer interest only loans.

We generally do not make high loan-to-value loans (defined as loans with a loan-to-value ratio of 90% or more) without private mortgage insurance. We require all properties securing mortgage loans to be appraised by a board-approved independent appraiser. We require title insurance on all first mortgage loans. Borrowers must obtain hazard insurance, and flood insurance is required for loans on properties located in a flood zone.

We adhere to specific underwriting guidelines for our single-family non-owner occupied loans. We consider and review a rental income cash flow analysis of the borrower and consider the net operating income of the property, the borrower’s expertise, credit history and profitability, and the value of the underlying property. We generally require collateral on these loans to be a first mortgage along with an assignment of rents and leases. We periodically monitor the performance and cash flow sufficiency of certain residential rental property borrowers based on a number of factors such as loan performance, loan size, total borrower credit exposure, and risk grade. Our current policy requires us to obtain annual financial statements from residential rental borrowers.

Commercial and Multi-Family Real Estate Loans. We occasionally offer fixed-rate, balloon and adjustable-rate mortgage loans secured by commercial and multi-family real estate. Our commercial and multi-family real estate loans are generally secured by apartment, retail, restaurant and office/warehouse buildings.

While the terms of our commercial and multi-family real estate loans are set on a case by case basis, generally these loans are balloon loans with terms of three, five, 10 or 15 years. Loans are secured by first mortgages, and amounts generally do not exceed 85% of the property’s appraised value.

As of September 30, 2013, our largest commercial real estate loan was $700,000 and was secured by a medical office building. Our largest multi-family real estate loan was $267,000 and was secured by a 16 unit apartment building. Both of these loans were performing in accordance with their original terms at September 30, 2013.

Land Loans.We also originate fixed-rate loans secured by unimproved land. Our land loans generally have terms of 15 years or less and loan amounts generally do not exceed 85% of the lesser of the appraised value or the purchase price. As of September 30, 2013, our largest land loan was $275,000 and was secured by undeveloped land. This loan was performing in accordance with its original terms at September 30, 2013.

Consumer Loans. Our consumer loans consist primarily of new and used automobile loans and home equity loans. We occasionally make loans secured by deposit accounts.

Our automobile loans have fixed interest rates and generally have terms up to five years for new automobiles and four years for used automobiles. We will generally offer automobile loans with a maximum loan-to-value ratio of 90% of the purchase price of the vehicle.

We generally offer home equity loans with a maximum combined loan-to-value ratio of 89% or less. Home equity loans have fixed interest rates and terms that typically range from one to 15 years.

The procedures for underwriting consumer loans include an assessment of the applicant’s payment history on other debts and ability to meet existing obligations and payments on the proposed loan. Although the applicant’s creditworthiness is a primary consideration, the underwriting process also includes a comparison of the value of the collateral, if any, to the proposed loan amount.

Loan Underwriting Risks.

Adjustable-Rate Loans. While we anticipate that adjustable-rate loans will better offset the adverse effects of an increase in interest rates as compared to fixed-rate mortgages, an increased monthly mortgage payment required of adjustable-rate loan borrowers in a rising interest rate environment could cause an increase in delinquencies and defaults. The marketability of the underlying property also may be adversely affected in a high interest rate environment. In addition, although adjustable-rate mortgage loans make our asset base more responsive to changes in interest rates, the extent of this interest sensitivity is limited by the annual and lifetime interest rate adjustment limits.

Single-Family Non-owner Occupied Residential Loans. Loans secured by residential investment rental properties represent a unique credit risk to us and, as a result, we adhere to specific underwriting guidelines for such loans. Additionally, we have established specific loan portfolio concentration limits for loans secured by residential rental property to prevent excessive credit risk that could result from an elevated concentration of these loans. A primary risk factor in non-owner occupied residential real estate lending is the consistency of rental income of the property. Payments on loans secured by rental properties often depend on the successful operation and management of the properties, as well as, the ability of tenants to pay rent. As a result, repayment of such loans may be subject to adverse economic conditions and unemployment trends, and may be sensitive to changes in the supply and demand for such properties. We consider and review a rental income cash flow analysis of the borrower and consider the net operating income of the property, the borrower’s expertise, credit history and profitability, and the value of the underlying property. We generally require collateral on these loans to be a first mortgage along with an assignment of rents and leases. We periodically monitor the performance and cash flow sufficiency of certain residential rental property borrowers based on a number of factors such as loan performance, loan size, total borrower credit exposure, and risk grade. Our current policy requires us to obtain annual financial statements from residential rental borrowers.

Commercial and Multi-Family Real Estate Loans and Land Loans. Loans secured by multi-family and commercial real estate generally have larger balances and involve a greater degree of risk than single-family residential mortgage loans. Of primary concern in commercial and multi-family real estate lending is the borrower’s creditworthiness and the feasibility and cash flow potential of the project. Payments on loans secured by income properties often depend on successful operation and management of the properties. Loans secured by undeveloped land generally involve greater risks than residential mortgage lending because land loans are more difficult to evaluate. If the estimate of value proves to be inaccurate, in the event of default and foreclosure, we may be confronted with a property the value of which is insufficient to assure full repayment. As a result, repayment of commercial and multi-family real estate and land loans may be subject to a greater extent than residential real estate loans, to adverse conditions in the real estate market or the economy. In reaching a decision on whether to make a commercial or multi-family real estate loan or a land loan, we consider and review a global cash flow analysis of the borrower and consider the net operating income of the property, the borrower’s expertise, credit history and profitability and the value of the underlying property. We have generally required that the properties securing these real estate loans have debt service coverage ratios (the ratio of earnings before debt service to debt service) of at least 1.25. An environmental survey or environmental risk assessment is obtained when the possibility exists that hazardous materials may have existed on the site, or the site may have been impacted by adjoining properties that handled hazardous materials.

Consumer Loans. Consumer loans may entail greater risk than do residential mortgage loans, particularly in the case of consumer loans that are unsecured or secured by assets that depreciate rapidly, such as motor vehicles. In the latter case, repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment for the outstanding loan and a small remaining deficiency often does not warrant further substantial collection efforts against the borrower. Consumer loan collections depend on the borrower’s continuing financial stability, and therefore are likely to be adversely affected by various factors, including job loss, divorce, illness or personal bankruptcy. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount that can be recovered on such loans.

Loan Originations, Purchases and Sales. Loan originations come from a number of sources. The primary source of loan originations are real estate agents and home builders, existing customers, walk-in traffic, advertising and referrals from customers. We generally originate loans for our portfolio and generally do not purchase or sell loans or participation interests in loans.

Loan Approval Procedures and Authority. Our lending activities follow written, non-discriminatory, underwriting standards and loan origination procedures established by our board of directors and management. The board of directors has granted loan approval authority to certain officers or groups of officers up to prescribed limits, based on the officer’s experience and tenure. All loans over $50,000 must be approved by the loan committee of the board of directors.

Loans to One Borrower. The maximum amount that we may lend to one borrower and the borrower’s related entities is limited, by regulation, to generally 15% of our total risk-based capital. At September 30, 2013, our regulatory limit on loans to one borrower was $1.5 million. At that date, our largest lending relationship was $900,000, secured by four single-family non-owner occupied properties and undeveloped land. These loans were performing in accordance with their terms at September 30, 2013.

Loan Commitments. We issue commitments for fixed- and adjustable-rate mortgage loans conditioned upon the occurrence of certain events. Commitments to originate mortgage loans are legally binding agreements to lend to our customers. Generally, our loan commitments expire after 60 days. At September 30, 2013, there were $268,000 in outstanding loan commitments for one single-family dwelling.

Investment Activities

We have legal authority to invest in various types of liquid assets, including U.S. Treasury obligations, securities of various federal agencies and of state and municipal governments, mortgage-backed securities and certificates of deposit of federally insured institutions. Within certain regulatory limits, we also may invest a portion of our assets in corporate securities and mutual funds. We also are required to maintain an investment in Federal Home Loan Bank of Chicago (“FHLBC”) stock.

At September 30, 2013, our investment portfolio totaled $1.2 million, or 1.3% of total assets, and consisted solely of our investment in FHLBC stock.

Our investment objectives are to provide and maintain liquidity, to establish an acceptable level of interest rate and credit risk, to provide an alternate source of low-risk investments when demand for loans is weak and to generate a favorable return. Our board of directors has the overall responsibility for the investment portfolio, including approval of our investment policy. The board of directors is also responsible for implementation of the investment policy and monitoring our investment performance. Our board of directors reviews the status of our investment portfolio on a monthly basis, or more frequently if warranted.

Deposit Activities and Other Sources of Funds

General. Deposits, borrowings and loan repayments are the major sources of our funds for lending and other investment purposes. Scheduled loan repayments are a relatively stable source of funds, while deposit inflows and outflows and loan prepayments are significantly influenced by general interest rates and money market conditions.

Deposit Accounts. Substantially all of our depositors are residents of Illinois. Deposits are attracted from within our market area through the offering of a broad selection of deposit instruments, including non-interest-bearing NOW accounts, interest-bearing demand accounts (such as NOW and money market accounts), savings accounts and certificates of deposit. In addition to accounts for individuals, we also offer commercial checking accounts designed for the businesses operating in our market area. We do not have any brokered deposits.

Deposit account terms vary according to the minimum balance required, the time periods the funds must remain on deposit and the interest rate, among other factors. In determining the terms of our deposit accounts, we consider the rates offered by our competition, our liquidity needs, profitability to us, and customer preferences and concerns. We generally review our deposit mix and pricing weekly. Our deposit pricing strategy has generally been to offer competitive rates and to be in the middle of the market for rates on all types of deposit products.

Borrowings. We utilize advances from the FHLBC to supplement our investable funds. The FHLBC functions as a central reserve bank providing credit for member financial institutions. As a member, we are required to own capital stock in the FHLBC and are authorized to apply for advances on the security of such stock and certain of our mortgage loans and other assets (principally securities which are obligations of, or guaranteed by, the United States), provided certain standards related to creditworthiness have been met. Advances are made under several different programs, each having its own interest rate and range of maturities. Depending on the program, limitations on the amount of advances are generally equivalent to a percentage of an institution’s pledged assets, based upon the FHLBC’s assessment of the institution’s creditworthiness.

Properties

We conduct our business through our main office in Trenton, Illinois and our branch office in Breese, Illinois, both of which we own. The net book value of our land, buildings, furniture, fixtures and equipment was $1.1 million as of September 30, 2013.

Personnel

As of September 30, 2013, we had seventeen full-time employees and two part-time employees, none of whom is represented by a collective bargaining unit. We believe our relationship with our employees is good.

Legal Proceedings

Periodically, there have been various claims and lawsuits against us, such as claims to enforce liens, condemnation proceedings on properties in which we hold security interests, claims involving the making and servicing of real property loans and other issues incident to our business. We are not a party to any pending legal proceeding that we believe would have a material adverse effect on our financial condition, results of operations or cash flows.

Subsidiaries

Old Sugar Creek’s only subsidiary is Tempo Bank. Tempo Bank does not have any subsidiaries.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The objective of this section is to help potential investors understand our views on our results of operations and financial condition. You should read this discussion in conjunction with the financial statements and notes to the financial statements that appear at the end of this prospectus.

Overview-General

Our principal business is to acquire deposits from individuals and businesses in the communities surrounding our offices and to use these deposits to fund loans. We focus on providing our products and services to two segments of customers: individuals and small businesses.

Income. Our primary source of income is net interest income. Net interest income is the difference between interest income, which is the income that we earn on our loans and investments, and interest expense, which is the interest that we pay on our deposits and borrowings. Changes in levels of interest rates affect our net interest income.

A secondary source of income is noninterest income, which is revenue that we receive from providing products and services. The majority of our noninterest income generally comes from loan service charges and service charges on deposit accounts.

Allowance for Loan Losses. The allowance for loan losses is a valuation allowance for probable losses inherent in the loan portfolio. We evaluate the need to establish allowances against losses on loans on a monthly basis. When additional allowances are necessary, a provision for loan losses is charged to earnings.

Expenses. The noninterest expenses we incur in operating our business consist of compensation and benefits expenses, occupancy expenses, equipment and data processing expenses, costs from operation of foreclosed real estate and other miscellaneous expenses, such as advertising, supplies, telephone, postage and professional services. Following the offering, our noninterest expenses are likely to increase as a result of operating as a public company. These additional expenses will consist primarily of legal and accounting fees and expenses of stockholder communications and meetings.

Our largest noninterest expense is compensation and benefits, which consist primarily of salaries and wages paid to our employees, payroll taxes, expenses for health insurance, retirement plans and other employee benefits, including employee stock ownership plan allocations and restricted stock awards made under the 2007 Equity Incentive Plan. Following the offering, we will recognize additional annual employee compensation expenses stemming from share-based compensation. We cannot determine the actual amount of these new stock-related compensation and benefit expenses, if any, at this time because applicable accounting practices require that they be based on the fair market value of the shares of common stock at specific points in the future. For an illustration of these expenses, see “Pro Forma Data.”

Critical Accounting Policies

In the preparation of our financial statements, we have adopted various accounting policies that govern the application of U.S. generally accepted accounting principles. Our significant accounting policies are described in note 1 of the Notes to the Consolidated Financial Statements.

Certain accounting policies involve significant judgments and assumptions by us that have a material impact on the carrying value of certain assets and liabilities. We consider these accounting policies to be critical accounting policies. The judgments and assumptions we use are based on historical experience and other factors, which we believe to be reasonable under the circumstances. Actual results could differ from these judgments and estimates under different conditions, resulting in a change that could have a material impact on the carrying values of our assets and liabilities and our results of operations.

The Jumpstart Our Business Startups Act (the “JOBS Act”) contains provisions that, among other things, reduce certain reporting requirements for qualifying public companies. As an “emerging growth company” we may delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. If we choose to take advantage of the benefits of this extended transition period, our financial statements may not be comparable to companies that comply with such new or revised accounting standards.

Allowance for Loan Losses. We consider the allowance for loan losses to be a critical accounting policy. The allowance for loan losses is the amount estimated by management as necessary to cover probable losses inherent in the loan portfolio at the balance sheet date. The allowance is established through the provision for loan losses, which is charged to operations. Determining the amount of the allowance for loan losses necessarily involves a high degree of judgment. Among the material estimates required to establish the allowance are: loss exposure at default; the amount and timing of future cash flows on impacted loans; value of collateral; and determination of qualitative loss factors to be applied to the various segments of the portfolio. All of these estimates are susceptible to significant change. Management reviews the level of the allowance at least monthly. The allowance consists of allocated and general components. The allocated component relates to loans that are individually classified as impaired, for which the carrying value of the loan exceeds the fair value of the collateral or the present value of expected future cash flows, or loans otherwise adversely classified. The general component covers non-impaired loans and is based on the historical loan loss experience for generally the last three years, including adjustments to historical loss experience, maintained to cover uncertainties that affect the Company’s estimate of probable losses for each loan type. The adjustments to historical loss experience are based on evaluation of several factors, including primarily changes in lending policies and procedures; changes in collection, charge-off and recovery practices; changes in the nature and volume of the loan portfolio; changes in the volume and severity of nonperforming loans; the existence and effect of any concentrations of credit and changes in the level of such concentrations; and changes in current, national and local economic and business conditions. Although we believe that we use the best information available to establish the allowance for loan losses, future adjustments to the allowance may be necessary if economic conditions differ substantially from the assumptions used in making the evaluation. In addition, the OCC, as an integral part of its examination process, periodically reviews our allowance for loan losses. Such agency may require us to recognize adjustments to the allowance based on its judgments about information available to it at the time of its examination. A large loss could deplete the allowance and require increased provisions to replenish the allowance, which would adversely affect earnings. See notes 1 and 3 of the Notes to the Consolidated Financial Statements included in this prospectus.

Business Strategy

Our mission is to operate as a well-capitalized profitable community-oriented financial institution. Highlights of our business strategy are discussed below.

Continue to emphasize the origination of single-family, owner occupied lending

Our primary lending activity is the origination of residential real estate loans secured by homes in our market area. We are a portfolio lender and generally do not sell loans in the secondary market. We intend to continue emphasizing the origination of single-family, owner occupied loans after completion of the offering. At September 30, 2013, 77.7% of our total loans were single-family, owner occupied loans. We believe our emphasis on single-family, owner occupied lending, which carries a lower credit risk than single-family, non-owner occupied, commercial and multi-family real estate lending, contributes to our high asset quality.

Enhancing core earnings by increasing lower cost transaction and savings accounts and continued emphasis on operational efficiencies

Checking, savings and money market accounts are a lower cost source of funds than certificates of deposits, and we have made a concerted effort to increase lower-cost transaction deposit accounts and reduce our dependence on traditional higher cost certificates of deposit. Our ratio of certificates of deposit to total deposits has decreased from 62.8% at March 31, 2011 to 45.4% at September 30, 2013. We intend to continue to market our core transaction accounts and savings accounts, emphasizing additional product offerings and our high quality service.

Maintaining our single-family non-owner occupied loans

As the St. Louis market continues to grow eastward to the communities we serve in Illinois, we anticipate that there will be many single-family non-owner occupied loan opportunities that we may pursue with our conservative underwriting guidelines. At September 30, 2013, single-family non-owner occupied real estate loans comprised 12.1% of total loans. We believe this type of lending helps diversify our balance sheet, improve our interest rate risk exposure and increase our presence in our market area. Further, with the additional capital raised in the offering, we expect to continue to pursue larger lending relationships typically associated with single-family non-owner occupied real estate lending.

Continue to use conservative underwriting practices to maintain the high quality of our loan portfolio

We believe that maintaining high asset quality is a key to long-term financial success. We have sought to grow our loan portfolio while keeping nonperforming assets to a minimum. We use underwriting standards that we believe are conservative and we diligently monitor collection efforts, At September 30, 2013, our non-performing loans were 2.3% of our loan portfolio. Although we intend to continue our efforts to originate single-family non-owner occupied loans and, to a lesser extent, commercial and multi-family loans after the offering, we intend to maintain our philosophy of managing large loan exposures through our conservative approach to lending.

Building core deposits by expanding our branch network into growing communities in our market area

Although most of the communities in Clinton County are rural and have an agricultural-based economy, there are many communities in our market area, in particular eastern St. Clair County and southeastern Madison County, that are experiencing population growth and economic expansion. We intend to pursue growth of core deposit relationships by expanding into these growing communities through acquisitions, or de novo branching. While we currently have no specific plans to acquire a financial institution or branch or open a de novo branch, the capital raised in the offering will enable us to identify and pursue potential acquisitions or, should suitable acquisition opportunities not emerge, undertake de novo branching.

Remaining a community-oriented institution

We were established in 1889 and have been operating continuously since that time. We have been, and continue to be, committed to meeting the financial needs of the communities in which we operate and remain dedicated to providing customer service as a means to attract and retain customers. We deliver personalized service and respond with flexibility to customer needs. We believe that our community orientation is attractive to our customers and distinguishes us from the large banks that operate in our area.

Balance Sheet Analysis

Cash and Cash Equivalents. Cash and cash equivalents decreased by $2.6 million to $11.8 million at September 30, 2013 from $14.4 million at March 31, 2013 primarily as a result of deposit withdrawals.

Loans. The largest segment of our loan portfolio is single-family owner occupied residential real estate loans. At September 30, 2013, single-family owner occupied residential real estate loans totaled $57.5 million, or 77.7% of total loans, compared to $55.8 million, or 76.0% of total loans at March 31, 2013 and $54.2 million, or 73.2% of total loans, at March 31, 2012. Increases in single-family owner occupied residential real estate loans are the result of our continued emphasis on this type of lending and improving economic conditions in the local and regional area.

Single-family non-owner occupied residential real estate loans, the second largest segment of our loan portfolio, totaled $8.9 million, or 12.1% of total loans, at September 30, 2013 compared to $9.6 million, or 13.0% of total loans, at March 31, 2013 and $10.3 million, or 14.0% of total loans at March 31, 2012. Decreases in this segment were a result of repayments by borrowers created by sales of the underlying real estate investment.

Multi-family and commercial real estate loans totaled $4.3 million, or 5.8% of total loans compared to $4.8 million, or 6.5% of total loans, at March 31, 2013 and $5.4 million, or 7.2% of total loans at March 31, 2012. Reductions in these loan segments were a result of repayments by borrowers largely as a result of the competitive environment for financing these types of mortgage loans.

Consumer loan balances totaled $1.6 million, or 2.1% of total loans, at September 30, 2013 compared to $1.7 million, or 2.4% of total loans, at March 31, 2013 and $2.5 million, or 3.4% of total loans, at March 31, 2012. Local competition and manufacturer’s special financing promotions for automobile loans resulted in decreases in this segment of the loan portfolio.

The following table sets forth the composition of our loan portfolio at the dates indicated.

Table 1: Loan Portfolio Analysis

	September 30,		March 31,		March 31,
	2013		2013		2012
(Dollars in thousands)	Amount	Percent	Amount	Percent	Amount	Percent
Real estate loans:
Single-family, owner occupied	$57,501	77.74%	$55,801	76.04%	$54,215	73.21%
Single-family, non-owner occupied	8,953	12.10	9,569	13.04	10,369	14.00
Multi-family	903	1.22	941	1.28	991	1.34
Commercial real estate	3,400	4.60	3,839	5.23	4,377	5.91
Land	1,635	2.21	1,501	2.05	1,586	2.14

Total real estate loans	72,392	97.87	71,651	97.64	71,538	96.60
Consumer loans:
Consumer loans	1,578	2.13	1,729	2.36	2,520	3.40

Total loans	73,970	100.00%	73,380	100.00%	74,058	100.00%

Allowance for losses	(368)		(383)		(362)
Deferred income	(12)		—		(24)
Net deferred loan fees	(96)		(100)		(114)

Loans, net	$73,494		$72,897		$73,558

At September 30, 2013, fixed-rate loans, balloon loans and adjustable-rate loans totaled $42.3 million, $31.6 million and $55,000, respectively.

Loan originations for the six months ended September 30, 2013 totaled $10.7 million, down slightly from $10.8 million for the six months ended September 30, 2012. Loan originations for the year ended March 31, 2013 totaled $18.5 million, down $1.4 million from $19.9 million for the year ended March 31, 2012.

Principal payment and prepayment cash flows from the loan portfolio for the six months ended September 30, 2013 were $10.0 million, up $200,000 from $9.8 million for the six months ended September 30, 2012. Principal payment and prepayment cash flows from the loan portfolio for the year ended March 31, 2013 totaled $19.2 million, down $300,000 from $19.5 million for the year ended March 31, 2012.

Tempo Bank uses the principal payment and prepayment cash flows to calculate a ratio that indicates the volume of loan portfolio turnover. It is determined by dividing total principal payments and prepayments during the period being measured by the gross loan portfolio balance at the beginning of the period. For periods of less than one year, the ratio is annualized. For the six month period ended September 30, 2013 and 2012, the turnover ratio was 27.4% and 26.7%, respectively. For the years ended March 31, 2013 and 2012, the turnover ratio was 25.9% and 26.5%.

The following table illustrates the projected contractual principal cash flows for all loans with any remaining balance being placed into the appropriate time periods based on the timing of the payment cash flows for fixed and balloon rate loans, and next repricing period for all variable rate loans. Additional prepayment projections are not included in these projections and would significantly shorten the average life of all loans and may cause our actual repayment experience to differ from that shown below. The amounts shown below exclude net deferred loan fees and deferred income.

    Table 2: Loan Portfolio Contractual Cash Flows

March 31, 2013 (Dollars in thousands)	One year or Less	More than One to Five Years	More than Five to Ten Years	Over Ten Years	Total
Single-Family Real Estate Loans	$4,212	$19,691	$25,027	$16,440	$65,370
Multi-family	120	500	277	44	941
Commercial Real Estate	263	1,299	1,790	487	3,839
Land	111	504	634	252	1,501
Consumer	805	826	98	—	1,729

Total Loans	$5,511	$22,820	$27,826	$17,223	$73,380

Contractual cash flows due after one year:
Fixed rate loans (including balloon loans)		$22,802	$27,826	$17,223	$67,851
Adjustable-rate loans		18	—	—	18

Total		$22,820	$27,826	$17,223	$67,869

Investments. At September 30, 2013, our investment portfolio totaled $1.2 million and consisted solely of our investment in the FHLBC stock. Our investment in FHLBC stock was unchanged from March 31, 2013 and 2012. On October 10, 2007, the FHLBC entered into a consensual cease and desist order with the Federal Housing Finance Board Office of Supervision, which limited the ability of the FHLBC to redeem excess or voluntary stock or to pay dividends. The successor to the Finance Board, The Federal Housing Finance Agency (“FHFA”), eased the dividend restriction on February 14, 2011. The FHFA also eased the restriction on excess stock redemption and on February 15, 2012 Tempo Bank redeemed $495,000 of its excess FHLBC stock. On April 18, 2012, the FHLBC announced that the FHFA had agreed to terminate the consent cease and desist order. Based on the liquidity needs of Tempo Bank and subject to the stock redemption guidelines of the FHLBC, Tempo Bank may elect to redeem the remainder of its excess or voluntary stock at some future date. At September 30, 2013, $491,000 of our investment in FHLBC stock consisted of excess or voluntary stock.

We had no investments that had an aggregate book value in excess of 10% of our equity at September 30, 2013, except for our investment in FHLBC.

Premises and Equipment, Net. At September 30, 2013, premises and equipment, net, totaled $1.1 million, an increase of $132,000 from $1.0 million at March 31, 2013. The increase was due to capital improvements to the buildings, alarm systems and the installation of an emergency generator to implement Tempo Bank’s disaster recovery/business continuation program.

Other Assets. Other assets totaled $204,000 at September 30, 2013, a decrease of $70,000 from March 31, 2013, and a decrease of $129,000 from March 31, 2012. The decrease over the period was due, in part, to the amortization of the prepaid FDIC premium. During the six months ended September 30, 2013, the FDIC refunded $79,000 of prepayment premiums to Tempo Bank.

Deposits. Our deposit base is comprised of noninterest-bearing NOW accounts, NOW accounts, savings accounts, money market accounts and certificates of deposit. We consider our deposit accounts other than certificates of deposit to be core deposits. Deposits decreased $1.7 million, or 2.3%, for the six months ended September 30, 2013, as a result competitive regional deposit pricing and improvement in the stock market. Deposits decreased $2.3 million for the year ended March 31, 2013, as core deposits increased $1.5 million and certificates of deposit decreased $3.8 million. The decrease in deposits during the year ended March 31, 2013 was a result of depositors withdrawing deposits and investing their funds in the stock market. At September 30, 2013, March 31, 2013 and March 31, 2012, we had no brokered deposits.

The following table sets forth the balances of our deposits at the dates indicated.

Table 3: Deposits

	September 30,		March 31,
	2013		2013		2012
(Dollars in thousands)	Amount	Percent	Amount	Percent	Amount	Percent
Non-interest bearing NOW accounts	$3,342	4.60%	$3,659	4.93%	$4,177	5.45%
NOW accounts	5,478	7.55	5,747	7.74	5,668	7.40
Savings accounts	13,813	19.03	13,364	17.99	11,807	15.41
Money market accounts	17,026	23.45	17,499	23.56	17,160	22.40
Certificates of deposit	32,943	45.37	34,005	45.78	37,806	49.34

Total	$72,602	100.00%	$74,274	100.00%	$76,618	100.00%

The following table indicates the amount of jumbo certificates of deposit by time remaining until maturity as of September 30, 2013 and March 31, 2013. Jumbo certificates of deposit require minimum deposits of $100,000.

Table 4: Time Deposit Maturities of $100,000 or more

	September 30,	March 31,
September 30, 2013 (Dollars in thousands)	2013	2013
Maturity Period
Three months or less	$1,060	$320
Over three through six months	1,343	1,530
Over six through twelve months	1,582	2,150
Over twelve months	4,827	4,870

Total	$8,812	$8,870

Borrowings. We utilize FHLBC advances to supplement our supply of funds for loans. Borrowings were unchanged during the six months ended September 30, 2013 and for the year ended March 31, 2013. During the six months ended September 30, 2013 and for the year ended March 31, 2013, there were no new advances or repayments made. During the year ended March 31, 2012, advances of $6.0 million matured. These advances had an average interest rate of 4.96%. The repayment of such advances improved our net interest rate spread. In the table below, the weighted average interest rate during the year is based on the weighted average balances determined on a monthly basis. At September 30, 2013, the entire $5.0 million advance matures on February 13, 2017.

The following table presents certain information regarding our advances from the FHLBC during the periods and at the dates indicated. We had no other outstanding borrowings at any of the dates indicated.

Table 5: Borrowings

	Six Months Ended		Year Ended
	September 30,		March 31,
(Dollars in thousands)	2013	2012	2013	2012
Maximum amount outstanding at any month end during the period:
FHLB advances	$5,000	$5,000	$5,000	$11,000
Average amount outstanding during the period:
FHLB advances	$5,000	$5,000	$5,000	$9,369
Weighted average interest rate during the period:
FHLB advances	4.71%	4.71%	4.71%	4.82%
Balance outstanding at end of period:
FHLB advances	$5,000	$5,000	$5,000	$5,000
Weighted average interest rate at end of period:
FHLB advances	4.71%	4.71%	4.71%	4.71%

Results of Operations for the Six Months Ended September 30, 2013 and 2012

Table 6: Summary Statements of Earnings

Six Months Ended September 30, (Dollars in thousands)	2013	2012	$ Change	% Change
Net interest income	$1,388	$1,479	$(91)	(6.15)%
Provision for loan losses	15	(5)	20	(400.00)
Noninterest income	80	86	(6)	(6.98)
Noninterest expense	(1,138)	(1,157)	19	(1.64)
Income taxes	(140)	(173)	33	(19.08)

Net earnings	$205	$230	$(25)	(10.87)%

Return on average stockholders’ equity	4.04%	4.73%	(0.69)%	(14.59)%
Return on average assets	0.46	0.50	(0.04)	(8.00)

Average stockholders’ equity	$10,173	$9,725	$448	4.61%
Average assets	89,732	91,823	$(2,091)	(2.28)

Total Interest Income. Total interest income decreased $163,000, or 8.6%, to $1.7 million for the six months ended September 30, 2013 when compared to $1.9 million for the six months ended September 30, 2012. The decrease was primarily due to reductions in the yield of the loan portfolio to 4.70% for the six months ended September 30, 2013 from 5.12% for the same period in 2012. The loan yield decreased due to the continuing low interest rate environment.

Total Interest Expense. Total interest expense decreased $72,000, or 17.0%, to $352,000 for the six months ended September 30, 2013 from $424,000 for the six months ended September 30, 2012. The decrease resulted primarily from lower market deposit rates and, to a lesser extent, lower average deposit balances.

The average rate on interest-bearing liabilities decreased to 0.93% for the six months ended September 30, 2013 from 1.09% for the same period in 2012.

Net Interest Income. Net interest income decreased $91,000, or 6.2%, to $1.4 million for the six months ended September 30, 2013 from $1.5 million for the six months ended September 30, 2012. The decrease was due primarily to lower yields on the loan portfolio, partially offset by lower deposit rates and, to a lesser extent, lower deposit balances.

Our interest rate spread decreased 15 basis points to 3.14% for the six months ended September 30, 2013 from 3.29% for the comparable period in 2012.

Table 7: Analysis of Net Interest Income

Six Months Ended September 30, (Dollars in thousands)	2013	2012	$ Change	% Change
Components of net interest income
Loans	$1,726	$1,890	$(164)	(8.68)%
Stock in FHLB of Chicago	2	2	—	—
Other interest-earning assets	12	11	1	9.09

Total interest income	1,740	1,903	(163)	(8.57)

Deposits	(232)	(304)	72	(23.68)
Borrowings	(120)	(120)	—	—

Total interest expense	(352)	(424)	72	(16.98)

Net interest income	$1,388	$1,479	$(91)	(6.15)%

Table 8: Average yields and rates paid

Six Months Ended September 30, (Dollars in thousands)	2013	2012	$ Change	% Change
Interest-earning assets	4.07%	4.38%	$(0.30)	(6.85)%
Interest-bearing liabilities	0.93	1.09	(0.16)	(14.68)
Interest rate spread	3.14	3.29	(0.15)	(4.56)
Net interest Margin	3.25	3.40	(0.15)	(4.41)
Average balances
Loans	$73,440	$73,861	$(421)	(0.57)%
Investment securities	1,165	1,165	—	—
Other interest-earning assets	10,821	11,905	(1,084)	(9.11)
Deposits	70,326	72,938	(2,612)	(3.58)
Borrowings	5,000	5,000	—	—

Provision for Loan Losses. We establish provisions for loan losses which are charged to operations at a level we believe to be appropriate to our risk profile. These provisions represent management’s best estimate of probable loan losses in the portfolio. In evaluating the allowance for loan losses, management considers historical loss experience, the composition of the loan portfolio, adverse situations that might impact a borrower’s ability to repay the loan, the value of the underlying collateral, and other information, including level of nonaccrual loans. During the six months ended September 30, 2013, Tempo Bank recorded a credit to the provision for loan losses of $15,000 to reduce the unallocated allowance for loan losses created by modest improvements in non-performing loans. Loan performance has improved resulting in a decrease in delinquencies. The declines in collateral values we have seen in the recent past have flattened and sales of existing homes have improved. During the six month period ended September 30, 2012, Tempo Bank recorded a provision for loan losses of $5,000 as the effects of the economic downturn and unemployment continued to negatively impact our market area.

Noninterest Income. Noninterest income includes service charges on deposit accounts, loan service charges, and other income. Total noninterest income decreased for the six month period ended September 30, 2013 to $80,000 from $86,000 for the six months ended September 30, 2012 due primarily to decreased service charge income on deposit accounts and, to a lesser extent, loan service charges.

Table 9: Noninterest Income Summary

Six Months Ended September 30, (Dollars in thousands)	2013	2012	$ Change	% Change
Loan service charges	$11	$12	$(1)	(8.33)%
Service charges on deposit accounts	63	67	(4)	(5.97)
Other	6	7	(1)	(14.29)

Total	$80	$86	$(6)	(6.98)%

Noninterest Expense. Noninterest expense primarily consists of compensation and employee benefits, equipment and data processing, occupancy, FDIC premium expense and other expenses. Total noninterest expense decreased $19,000, or 1.6%, for the six months ended September 30, 2013. The decrease was due primarily to decreases in compensation expense and of lower level of losses and expenses of foreclosed real estate charged to operations, partially offset by increases in equipment and data processing and regulatory and professional fees.

Compensation and benefits decreased primarily to lower retirement expenses under Tempo Bank’s multi-employer defined benefit plan, partially offset by higher payroll taxes. Operation from foreclosed real estate decreased due to a higher level of foreclosure activity in the six months ended September 30, 2012. Equipment and data processing services increased as a result of information technology consulting services performed for the Tempo Bank. Professional and regulatory fees increased due to higher legal and supervisory exam fees incurred.

Table 10: Noninterest Expense Summary

Six Months Ended September 30, (Dollars in thousands)	2013	2012	$ Change	% Change
Compensation and benefits	$633	$645	$(12)	(1.86)%
Occupancy expense	58	54	4	7.41
Equipment and data processing	176	163	13	7.98
FDIC premium expense	36	37	(1)	(2.70)
Operations of foreclosed real estate, net	24	67	(43)	(64.18)
Professional and regulatory fees	79	65	14	21.54
Other	132	126	6	4.76

Total	$1,138	$1,157	$(19)	(1.64)%

Income Taxes. Income tax expense for the six months ended September 30, 2013 was $140,000 compared to $173,000 for the six months ended September 30, 2012. The decrease in tax expense is primarily attributable to lower pre-tax income.

Comparison of Results of Operations for the Years Ended March 31, 2013 and 2012

Table 11: Summary Statements of Earnings

Year Ended March 31, (Dollars in thousands)	2013	2012	$ Change	% Change
Net interest income	$2,962	$2,682	$280	10.44%
Provision for loan losses	(26)	(287)	261	(90.94)
Noninterest income	177	196	(19)	(9.69)
Noninterest income	(2,419)	(2,445)	26	(1.06)
Income taxes	(277)	(51)	(226)	443.14

Net earnings	$417	$95	$322	338.95%

Return on average stockholders’ equity	4.23%	0.99%	3.24%	327.27%
Return on average assets	0.46	0.10	0.36	360.00

Average stockholders’ equity	$9,847	$9,588	$259	2.70%
Average assets	91,075	93,248	(2,173)	(2.33)

Total Interest Income. Total interest income decreased due to a lower yield earned on the loan portfolio. The yield decreased as a result lower market rates.

Total Interest Expense. Total interest expense decreased primarily to lower market rates and a decrease in the average balance of FHLB advances and, to a lesser extent, decreased balances on certificates of deposit. Tempo Bank repaid advances of $6.0 million during 2012.

Net Interest Income. Net interest income increased as a result of lower deposit and advance costs and the decrease in the average balance of FHLB advances and certificates of deposit. The yield produced by the loan portfolio decreased by $268,000 while deposit and advance interest expenses decreased by $552,000. As a result, the interest rate spread increased to 3.28% for 2013 from 2.80% for 2012 and the net interest margin has similarly increased to 3.40% for 2013 from 2.98% for 2012.

Table 12: Analysis of Net Interest Income

Year Ended March 31, (Dollars in thousands)	2013	2012	$ Change	% Change
Components of net interest income
Loans	$3,728	$3,996	$(268)	(6.71)%
Stock in FHLB of Chicago	4	2	2	100.00
Other interest-earning assets	21	27	(6)	(22.22)

Total interest income	3,753	4,025	(272)	(6.76)

Deposits	(552)	(891)	339	(38.05)
Borrowings	(239)	(452)	213	(47.12)

Total interest expense	(791)	(1,343)	552	(41.10)

Net interest income	$2,962	$2,682	$280	10.44%

Table 13: Average yields and rates paid

Year Ended March 31, (Dollars in thousands)	2013	2012	$ Change	% Change
Interest-earning assets	4.31%	4.47%	$(0.16)	(3.58)%
Interest-bearing liabilities	1.03	1.67	(0.64)	(38.32)
Interest rate spread	3.28	2.80	0.48	17.14
Net interest margin	3.40	2.98	0.42	14.09
Average balances
Loans	$73,784	$74,441	$(657)	(0.88)%
Stock in FHLB of Chicago	1,165	1,578	(413)	(26.17)
Other interest-earning assets	12,121	14,073	(1,952)	(13.87)
Deposits	71,909	70,818	1,091	1.54
Borrowings	5,000	9,369	(4,369)	(46.63)

Provision for Loan Losses. The provision for loan losses was $26,000 for the year ended March 31, 2013 compared to $287,000 for the year ended March 31, 2012. Tempo Bank recorded net charge-offs of $5,000 for the year ended March 31, 2013, compared to net charge-offs of $158,000 for the year ended March 31, 2012. The provision for loan losses also decreased due to a higher level of loans with credit concerns in 2012 and a lower adjusted historical loss ratio at March 31, 2013 as compared to the prior year.

The allowance for loan losses was $383,000, or 0.52% of total loans outstanding as of March 31, 2013, as compared with $362,000, or 0.49% of total loans outstanding as of March 31, 2012. A breakdown of the allowance for loan losses by loan category is presented under “Risk Management—Analysis and Determination of the Allowance for Loan Losses.”

Noninterest Income. Noninterest income decreased $19,000 for the year 2013. Fewer late payment charges on loans and lower service charges on transaction accounts resulted in the decrease. During fiscal 2013, Tempo Bank recognized a gain on the involuntary conversion of a nonmonetary asset to a monetary asset. The involuntary conversion resulted from power surge damages to Tempo Bank’s computer equipment and receipt of insurance proceeds of $15,000.

Table 14: Noninterest Income Summary

Year Ended March 31, (Dollars in thousands)	2013	2012	$ Change	% Change
Loan service charges	$25	$30	$(5)	(16.67)%
Service charges on deposit accounts	125	151	(26)	(17.22)
Gain on involuntary conversion	15	—	15	NM
Other	12	15	(3)	(20.00)

Total	$177	$196	$(19)	(9.69)%

NM—Not Meaningful

Noninterest Expense. Noninterest expense decreased $26,000 primarily as a result of lower FDIC premium expenses.

Additional detail for noninterest expense can be found in the following table.

Table 15: Noninterest Expense Summary

Year Ended March 31, (Dollars in thousands)	2013	2012	$ Change	% Change
Compensation and benefits	$1,322	$1,304	$18	1.38%
Occupancy expense	118	111	7	6.31
Equipment and data processing	334	346	(12)	(3.47)
FDIC premium expense	76	113	(37)	(32.74)
Operations of foreclosed real estate, net	169	177	(8)	(4.52)
Professional and regulatory fees	148	147	1	0.68
Other	252	247	5	2.02

Total	$2,419	$2,445	$(26)	(1.06)%

Income Taxes. Income taxes were $277,000 for 2013, reflecting an effective tax rate of 39.9%, compared to $51,000 for 2012, reflecting an effective tax rate of 35.0%. Income taxes increased due to higher pre-tax earnings and a higher effective tax rate for 2013. The effective tax rate was higher due primarily to the elimination of the surtax exemption, which resulted from a higher level of pre-tax earnings.

Average Balances and Yields. The following table presents information regarding average balances of assets and liabilities, the total dollar amounts of interest income and dividends from average interest-earning assets, the total dollar amounts of interest expense on average interest-bearing liabilities, and the resulting average yields and costs. The yields and costs for the periods indicated are derived by dividing income or expense by the average balances of assets or liabilities, respectively, for the periods presented. For purposes of this table, average balances have been calculated using month-end balances, and nonaccrual loans are included in average balances only. Management does not believe that use of month-end balances instead of daily balances has caused any material differences in the information presented. Loan fees are included in interest income on loans and are insignificant. None of the income reflected in the following table is tax-exempt income.

Table 16: Average Balance Table

	At	Six Months Ended
	September 30,	September 30,
	2013	2013			2012
(Dollars in thousands)	Yield/ Cost	Average Balance	Interest and Dividends	Yield/ Cost	Average Balance	Interest and Dividends	Yield/ Cost
Assets:
Interest-earning assets:
Loans	4.57%	$73,440	$1,726	4.70%	$73,861	$1,890	5.12%
FHLBC	0.30	1,165	2	0.34	1,165	2	0.34
Other interest-earning assets	0.17	10,821	12	0.22	11,905	11	0.18

Total interest-earning assets	4.04	85,426	1,740	4.07	86,931	1,903	4.38

Noninterest-earning assets		4,306			4,892

Total assets		89,732			91,823

Liabilities and Stockholders’ Equity:
Interest-bearing liabilities:
NOW accounts	0.14%	$5,547	$4	0.14%	$5,764	$7	0.24%
Savings accounts	0.25	13,900	19	0.27	12,753	23	0.36
Money market accounts	0.47	17,047	40	0.47	18,156	52	0.57
Certificates of deposit	0.99	33,832	169	1.00	36,265	222	1.22

Total interest-bearing deposits	0.62	70,326	232	0.66	72,938	304	0.83
FHLBC advances	4.80	5,000	120	4.80	5,000	120	4.80
Other borrowings	—	—	—	—	—	—	—

Total interest-bearing liabilities	0.93	$75,326	$352	0.93	$77,938	$424	1.09

Noninterest-bearing NOW accounts		3,347			3,091
Other noninterest-bearing liabilities		886			1,069

Total liabilities		79,559			82,098
Stockholders’ equity		10,173			9,725

Total liabilities and stockholders’ equity		$89,732			$91,823

Net interest income			$1,388			$1,479

Interest rate spread	3.11%			3.14%			3.29%
Net interest margin	N/A		3.25%			3.40%
Average interest-earning assets to average interest-bearing liabilities	113.45%	113.41%			111.54%

N/A—Not Applicable

Table 17: Average Balance Table

	Year Ended March 31,
	2013			2012
(Dollars in thousands)	Average Balance	Interest and Dividends	Yield/ Cost	Average Balance	Interest and Dividends	Yield/ Cost
Assets:
Interest-earning assets:
Loans	$73,784	$3,728	5.05%	$74,441	$3,996	5.37%
FHLBC Stock	1,165	4	0.34	1,578	2	0.13
Other interest-earning assets	12,121	21	0.17	14,073	27	0.19

Total interest-earning assets	87,070	3,753	4.31	90,092	4,025	4.47

Noninterest-earning assets	4,005			3,156

Total assets	91,075			93,248

Liabilities and Stockholders’ Equity:
Interest-bearing liabilities:
NOW accounts	$5,721	$12	0.21%	$5,189	$28	0.54%
Savings accounts	12,913	43	0.33	10,663	66	0.62
Money market accounts	17,841	93	0.52	14,173	131	0.92
Certificates of deposit	35,434	404	1.14	40,793	666	1.63

Total interest-bearing deposits	71,909	552	0.77	70,818	891	1.26
FHLBC advances	5,000	239	4.78	9,369	452	4.82
Other borrowings	—	—	—	—	—	—

Total interest-bearing liabilities	$76,909	$791	1.03	$80,187	$1,343	1.67

Noninterest-bearing NOW accounts	3,211			3,008
Other noninterest-bearing liabilities	1,108			465

Total liabilities	81,228			83,660
Stockholders’ equity	9,847			9,588

Total liabilities and stockholders’ equity	$91,075			$93,248

Net interest income		$2,962			$2,682

Interest rate spread			3.28%			2.80%
Net interest margin		3.40%			2.98%
Average interest-earning assets to average interest-bearing liabilities	113.21%			112.35%

Rate/Volume Analysis. The following table sets forth the effects of changing rates and volumes on our net interest income. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). Changes due to both volume and rate have been allocated proportionally to the volume and rate changes.

Table 18: Net Interest Income—Changes Due to Rate and Volume

Six Months Ended September 30, 2013 Compared to Six Months Ended September 30, 2012

			Increase
(Dollars in Thousands)	Volume	Rate	(Decrease)
Interest-earning assets:
Loans	$(11)	$(153)	$(164)
Taxable investment securities	—	—	—
Nontaxable investment securities	—	—	—
FHLBC stock	(1)	1	—
Other-interest earning assets	(1)	2	1

Total interest-earning assets	(13)	(150)	(163)

Interest-bearing liabilities:
NOW accounts	—	(3)	(3)
Savings deposits	2	(6)	(4)
Money market	(3)	(9)	(12)
Certificates of deposit	(15)	(38)	(53)

Total deposits	(16)	(56)	(72)
Other borrowings	—	—	—
FHLBC advances	—	—	—

Total interest-bearing liabilities	(16)	(56)	(72)

Change in net interest income	$3	$(94)	$(91)

Table 19: Net Interest Income—Changes Due to Rate and Volume

Year Ended March 31, 2013 Compared to Year Ended March 31, 2012

			Increase
(Dollars in Thousands)	Volume	Rate	(Decrease)
Interest-earning assets:
Loans	$(35)	$(233)	$(268)
Taxable investment securities	—	—	—
Nontaxable investment securities	—	—	—
FHLBC stock	(1)	3	2
Other-interest earning assets	(4)	(2)	(6)

Total interest-earning assets	(40)	(232)	(272)

Interest-bearing liabilities:
NOW accounts	3	(19)	(16)
Savings deposits	12	(35)	(23)
Money market	28	(66)	(38)
Certificates of deposit	(80)	(182)	(262)

Total deposits	(37)	(302)	(339)
Other borrowings	—	—	—
FHLBC advances	(209)	(4)	(213)

Total interest-bearing liabilities	(246)	(306)	(552)

Change in net interest income	$206	$74	$280

Risk Management

Overview. Managing risk is an essential part of successfully managing a financial institution. Our most prominent risk exposures are credit risk, interest rate risk and market risk. Credit risk is the risk of not collecting the interest and/or the principal balance of a loan or investment when it is due. Interest rate risk is the potential reduction of interest income as a result of changes in interest rates. Market risk arises from fluctuations in interest rates that may result in changes in the values of financial instruments. Other risks that we face are operational risks, liquidity risks and reputation risk. Operational risks include risks related to fraud, regulatory compliance, processing errors, technology and disaster recovery. Liquidity risk is the possible inability to fund obligations to depositors, lenders or borrowers. Reputation risk is the risk that negative publicity or press, whether true or not, could cause a decline in our customer base or revenue.

Credit Risk Management. Our strategy for credit risk management focuses on having well-defined credit policies and uniform underwriting criteria and providing prompt attention to potential problem loans.

When a borrower fails to make a required loan payment, we take a number of steps to have the borrower cure the delinquency and restore the loan to current status, including contacting the borrower by letter and phone at regular intervals. When the borrower is in default, we may commence collection proceedings. If a foreclosure action is instituted and the loan is not brought current, paid in full, or refinanced before the foreclosure sale, the real property securing the loan generally is sold at foreclosure. Generally, when a consumer loan becomes 90 days past due, we institute collection proceedings and attempt to repossess any personal property that secures the loan. Management informs the board of directors monthly of the amount of loans delinquent more than 90 days, all loans in foreclosure and repossessed property that we own.

Analysis of Nonperforming and Classified Assets. We consider foreclosed real estate, repossessed assets, nonaccrual loans and accruing troubled debt restructurings to be nonperforming assets. Loans are generally placed on nonaccrual status when they become 90 days delinquent at which time the accrual of interest ceases and the allowance for any uncollectible accrued interest is established and charged against operations. Typically, payments received on a nonaccrual loan are applied to the outstanding principal and interest as determined at the time of collection of the loan. There were no changes in our nonaccrual loan policy during the six months ended September 30, 2013 and 2012 or the years ended March 31, 2013 and 2012.

Troubled debt restructurings are loans where concessions have been granted to borrowers experiencing financial difficulties.

Real estate that we acquire as a result of foreclosure or by deed-in-lieu of foreclosure is classified as real estate owned until it is sold. When property is acquired it is recorded at the lower of its cost, which is the unpaid balance of the loan plus foreclosure costs, or fair market value at the date of foreclosure less estimated selling costs. Holding costs and declines in fair value after acquisition of the property result in charges against income.

Table 20: Nonperforming Assets

	September 30,	March 31,
(Dollars in thousands)	2013	2013	2012
Nonaccrual loans:
Single-family, owner occupied	$722	$1,336	$1,021
Single-family, non-owner occupied	—	—	20
Multi-family	—	—	—
Commercial	—	—	131
Land	—	—	9
Consumer	10	22	11

Total nonaccrual loans	732	1,358	1,192
Accruing troubled debt restructurings:
Single-family, owner occupied	962	471	920
Single-family, non-owner occupied	—	—	194

Total accruing troubled-debt restructurings	962	471	1,114

Total nonperforming loans	1,694	1,829	2,306
Foreclosed real estate	309	324	1,254

Total nonperforming assets	$2,003	$2,153	$3,560

Total nonperforming loans to total loans	2.29%	2.49%	3.11%
Total nonperforming loans to total assets	1.92	2.02	2.50
Total nonperforming assets to total assets	2.27	2.38	3.86

Nonaccrual loans of $732,000 at September 30, 2013 consisted of six loans secured by single-family, owner occupied properties and one consumer loan. The largest lending relationship in the nonperforming loan category amounted to $496,000, which was secured by one single-family dwelling. Nonaccrual loans of $1.4 million at March 31, 2013 consisted of six loans secured by single-family, owner occupied properties and two consumer loans. The decrease in nonaccrual loans at September 30, 2013 resulted from the transfer of one single-family, owner occupied loan to the accruing troubled debt restructuring classification as discussed in the following paragraph. Nonaccrual loans totaling $1.2 million at March 31, 2012 consisted of four loans secured by single-family, owner occupied properties, one loan secured by a single-family, non-owner occupied property, one loan secured by a commercial property, one loan secured by a residential lot and one consumer loan. While improving, the level of nonaccrual loans continues to reflect a slow local and regional economy, job layoffs, divorce and health issues that impact borrowers.

Accruing troubled debt restructurings increased to $962,000 at September 30, 2013 from $471,000 at March 31, 2013 with the restructuring of a single-family, owner occupied loan of $499,000 net of deferred income to a 10-year balloon mortgage which included a rate reduction from 3.625% to 3.50%. This loan was previously included in nonaccrual loans as of March 31, 2013. At March 31, 2013, there was one troubled debt restructuring of a single-family, owner occupied loan totaling $471,000.

As of March 31, 2013 accruing troubled debt restructurings decreased to $471,000 from $1.1 million at March 31, 2012 when one single-family, owner occupied loan and three single-family, non-owner occupied loans were removed from the troubled debt restructuring classification because these loans had performed in accordance with their modified terms for a period of one year and yielded a market rate of interest at the time of restructuring.

At March 31, 2012 accruing troubled debt restructurings consisted of two single-family, owner occupied loans and three single-family, non-owner occupied loans.

We did not have any accruing loans past due 90 days or more at the dates presented above. Interest income that would have been recorded for the six months ended September 30, 2013 and the years ended March 31, 2013 and 2012 had nonaccruing loans been current according to their original terms amounted to $19,000, $54,000 and $35,000, respectively. Income related to nonaccrual loans included in interest income for the six months ended September 30, 2013 and the years ended March 31, 2013 and 2012 was $4,000, $44,000 and $25,000, respectively.

At September 30, 2013, we had no loans which were not currently classified as nonaccrual, 90 days past due or impaired but where known information about possible credit problems of borrowers caused management to have serious concerns as to the ability of the borrowers to comply with present loan repayment terms and which may result in disclosure as nonaccrual, 90 days past due or impaired.

Foreclosed real estate decreased by $15,000 during the six months ended September 30, 2013 due to a write-down to record a single-family residential property to its estimated fair value less estimated selling costs.

Foreclosed real estate decreased by $930,000 during the year ended March 31, 2013 to $324,000. This decrease in foreclosed real estate was the result of the sale of two foreclosed single-family dwellings in the amount of $816,000 and losses of $114,000 during fiscal year 2013.

Federal regulations require us to review and classify our assets on a regular basis. In addition, the OCC has the authority to identify problem assets and, if appropriate, require them to be classified. There are three classifications for problem assets: substandard, doubtful and loss. “Substandard assets” must have one or more defined weaknesses and are characterized by the distinct possibility that we will sustain some loss if the deficiencies are not corrected. “Doubtful assets” have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full on the basis of currently existing facts, conditions and values questionable, and there is a high possibility of loss. An asset classified “loss” is considered uncollectible and of such little value that continuance as an asset of the institution is not warranted. The regulations also provide for a “special mention” category, described as assets which do not currently expose us to a sufficient degree of risk to warrant classification but do possess credit deficiencies or potential weaknesses deserving our close attention. If we classify an asset as loss, we charge off an amount equal to 100% of the portion of the asset classified loss.

Table 21: Classified Assets

	At September 30,	At March 31,
(Dollars in thousands)	2013	2013	2012
Special mention assets	$—	$—	$—
Substandard assets	2,004	2,153	3,560
Doubtful assets	—	—	—
Loss assets	—	—	—

Total classified assets	$2,004	$2,153	$3,560

Substandard assets at September 30, 2013 included eight loans secured by single-family owner occupied properties, one consumer loan and one foreclosed property secured by a single-family residence.

Substandard assets at March 31, 2013 were lower due primarily to a decrease in foreclosed real estate to $324,000 at March 31, 2013 from $1.3 million at March 31, 2012.

For information regarding Tempo Bank’s loan portfolio aging analysis please refer to the table contained in Note 3 to the Consolidated Financial Statements.

Analysis and Determination of the Allowance for Loan Losses. The allowance for loan losses is to absorb probable losses inherent in the loan portfolio. We evaluate the loan loss allowances on a monthly basis. When additional allowances are necessary, a provision for loan losses is charged to earnings.

The allowance consists of an allocated component, a general component and an unallocated component related to overall uncertainties that could affect management’s estimate of probable losses. The allocated component relates to loans that are individually classified as impaired, for which the carrying value of the loan exceeds the fair value of the collateral or the present value of expected future cash flows, or loans otherwise adversely classified. Appraisals are performed by a list of independent, certified appraisers to obtain fair values on non-homogenous loans secured by real estate. The appraisals are generally obtained when market conditions change and at a time a loan becomes impaired. The general component covers non-impaired loans and is based on the historical loan loss experience for generally the last three years, including adjustments to historical loss experience, maintained to cover uncertainties that affect the Company’s estimate of probable losses for each loan type. The adjustments to historical loss experience are based on evaluation of several factors, including primarily changes in lending policies and procedures; changes in collection, charge-off and recovery practices; changes in the composition and size of the loan portfolio; changes in the volume and severity of nonperforming loans; the existence and effect of any concentrations of credit and changes in the level of such concentrations; and changes in current, national and local economic and business conditions. Management maintains an unallocated component within the allowance for loan losses to cover uncertainties that could affect our overall estimate of probable losses. This component recognizes the imprecision inherent in the assumptions used in the methodologies for estimating the allocated and general components of the allowance, and is generally not a significant component of the overall allowance.

We identify loans that may need to be charged off as a loss by reviewing all delinquent loans, classified loans and other loans that management may have concerns about collectibility. For individually reviewed loans, the borrower’s inability to make payments under the terms of the loan or a shortfall in collateral value would result in our charging off the loan or the portion of the loan that was impaired.

The OCC, as an integral part of its examination process, periodically reviews our allowance for loan losses. The OCC may require us to make additional provisions for loan losses based on judgments different from ours.

The following table sets forth the breakdown of the allowance for loan losses by loan category at the dates indicated.

Table 22: Allocation of Allowance for Loan Losses

	September 30,		March 31,
	2013		2013		2012
(Dollars in thousands)	Amount	% of Loans in Category to Total Loans	Amount	% of Loans in Category to Total Loans	Amount	% of Loans in Category to Total Loans
Single-family, owner occupied	$288	77.74%	$288	76.04%	$286	73.21%
Single-family, non-owner occupied	29	12.10	31	13.04	41	14.00
Multi-family	3	1.22	3	1.28	4	1.34
Commercial real estate	11	4.60	13	5.23	17	5.91
Land	5	2.21	5	2.05	6	2.14
Consumer	4	2.13	4	2.36	8	3.40
Unallocated	28	—	39	—	—	—

Total allowance for loan losses	$368	100.00%	$383	100.00%	$362	100.00%

Although we believe that we use the best information available to establish the allowance for loan losses, future adjustments to the allowance for loan losses may be necessary and our results of operations could be adversely affected if circumstances differ substantially from the assumptions used in making the determinations. Furthermore, we believe we have established our allowance for loan losses in conformity with U.S. generally accepted accounting principles. In addition, because future events affecting borrowers and collateral cannot be predicted with certainty, there can be no assurance that the existing allowance for loan losses is adequate or that increases will not be necessary should the quality of any loans deteriorate as a result of the factors discussed above. Any material increase in the allowance for loan losses may adversely affect our financial condition and results of operations.

Table 23: Analysis of Loan Loss Experience

	Six Months Ended		Years Ended
	September 30,		March 31,
(Dollars in thousands)	2013	2012	2013	2012
Allowance at beginning of period	$383	$362	$362	$233

Provision for loan losses	(15)	5	26	287

Charge-offs:
Single-family, owner occupied	—	—	—	(165)
Consumer loans	—	(5)	(5)	—

Total charge-offs	—	(5)	(5)	(165)

Recoveries:
Single-family, owner occupied	—	—	—	7

Total recoveries	—	—	—	7

Net charge-offs	—	(5)	(5)	(158)

Allowance at end of period	$368	$362	$383	$362

Allowance to nonperforming loans	21.72%	17.72%	20.94%	15.70%
Allowance to total loans	0.50	0.48	0.52	0.49
Net charge-offs to average loans outstanding	—	0.01	0.01	0.21

The net charge-offs for the fiscal year 2013 relate to two consumer loans. The net charge-offs for the fiscal year 2012 relate primarily to one large single-family owner-occupied loan, and to a lesser extent, three other single-family owner-occupied loans.

During the six months ended September 30, 2013, Tempo Bank recorded a credit to the provision for loan losses of $15,000 to reduce the unallocated allowance for loan losses caused by modest reductions in nonperforming loans.

The provision for loan losses for fiscal year 2013 decreased due to higher levels of loans with credit concerns in 2012 and a lower adjusted historical loss ratio at March 31, 2013 as compared to the prior year.

The allowance to nonperforming loans ratio at March 31, 2013 increased due to a reduction in nonperforming loans to $1.8 million at March 31, 2013 from $2.3 million at March 31, 2012. This reduction was primarily related to an improvement in the repayment performance of the loans.

Interest Rate Risk Management. Our earnings and the market value of our assets and liabilities are subject to fluctuations caused by changes in the level of interest rates. We manage the interest rate sensitivity of our interest-bearing liabilities and interest-earning assets in an effort to minimize the adverse effects of changes in the interest rate environment. Deposit accounts typically react more quickly to changes in market interest rates than mortgage loans because of the shorter maturities of deposits. As a result, sharp increases in interest rates may adversely affect our earnings while decreases in interest rates may beneficially affect our earnings. To reduce the potential volatility of our earnings, we have sought to improve the match between asset and liability maturities and rates, while maintaining an acceptable interest rate spread. Our strategy for managing interest rate risk emphasizes originating balloon loans or loans with adjustable interest rates and core deposit products.

We have an Asset/Liability Management Committee to coordinate all aspects involving asset/liability management. The committee establishes and monitors the volume, maturities, pricing and mix of assets and funding sources with the objective of managing assets and funding sources to provide results that are consistent with liquidity, growth, risk limits and profitability goals.

We use a net portfolio value methodology provided by an outside consulting firm to review our level of interest rate risk. This methodology measures interest rate risk by computing changes in net portfolio value of our cash flows from assets, liabilities and off-balance sheet items in the event of a range of assumed changes in market interest rates. Net portfolio value represents the market value of portfolio equity and is equal to the market value of assets minus the market value of liabilities, with adjustments made for off-balance sheet items. This analysis assesses the risk of loss in market risk sensitive instruments in the event of a sudden and sustained 50 to 300 basis point increase or 50 to 100 basis point decreases in market interest rates with no effect given to any steps that we might take to counter the effect of that interest rate movement. We measure interest rate risk by modeling the changes in net portfolio value over a variety of interest rate scenarios. The following table presents the change in the net portfolio value of Tempo Bank at September 30, 2013 that would occur in the event of an immediate change in interest rates based on our assumptions, with no effect given to any steps that we might take to counteract that change.

Table 24: NPV Analysis

	September 30, 2013
	Net Portfolio Value			Net Portfolio Value as % of
	(Dollars in thousands)			Portfolio Value of Assets
Basis Point (“bp”) Change in Rates	Estimated $ Amount	$ Change	% Change	NPV Ratio	Change
300bp	$11,059	$(7,876)	(41.59)%	13.47%	(710	)bp
200	13,101	(5,834)	(30.81)	15.33	(524)
100	15,505	(3,430)	(18.11)	17.45	(312)
50	18,470	(465)	(2.46)	20.41	(16)
0	18,935	—	—	20.57	—
-50	18,805	(130)	(0.69)	20.14	(43)
-100	18,381	(554)	(2.93)	19.46	(111)

We use certain assumptions in assessing our interest rate risk. These assumptions relate to interest rates, loan prepayment rates, deposit decay rates, and the market values of certain assets under differing interest rate scenarios, among others. As with any method of measuring interest rate risk, certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable-rate mortgage loans, have features that restrict changes in interest rates on a short-term basis and over the life of the asset. Further, in the event of a change in interest rates, expected rates of prepayments on loans and early withdrawals from certificates could deviate significantly from those assumed in calculating the table.

Liquidity Management. Liquidity is the ability to meet current and future financial obligations of a short-term nature. Our primary sources of funds consist of deposit inflows, loan repayments and borrowings from the FHLBC. While maturities and scheduled amortization of loans are predictable sources of funds, deposit flows and mortgage prepayments are greatly influenced by general interest rates, economic conditions and competition.

We regularly adjust our investments in liquid assets based upon our assessment of (1) expected loan demand, (2) expected deposit flows, (3) yields available on interest-earning deposits and securities and (4) the objectives of our asset/liability management policy.

Our most liquid assets are cash and cash equivalents. The levels of these assets depend on our operating, financing, lending and investing activities during any given period. At September 30, 2013, cash and cash equivalents totaled $11.8 million. In addition, at September 30, 2013, we had the ability to borrow an additional $26.8 million from the Federal Home Loan Bank. On September 30, 2013, we had $5.0 million of advances outstanding.

A significant use of our liquidity is the funding of loan originations. At September 30, 2013, we had fixed-rate mortgage loan commitments of $268,000. Historically, many of the commitments expire without being fully drawn; therefore, the total commitment amounts do not necessarily represent future cash requirements. Another significant use of our liquidity is the funding of deposit withdrawals. Certificates of deposit due within one year of September 30, 2013 totaled $19.2 million, or 58.4% of certificates of deposit. The large percentage of certificates of deposit that mature within one year reflects customers’ hesitancy to invest their funds for long periods in an extended low interest rate environment. If these maturing deposits do not remain with us, we will be required to seek other sources of funds, including other certificates of deposit and borrowings. Depending on market conditions, we may be required to pay higher rates on such deposits or other borrowings than we currently pay on the certificates of deposit due on or before September 30, 2014. We believe, however, based on past experience that a significant portion of our certificates of deposit will remain with us. We have the ability to attract and retain deposits by adjusting the interest rates offered.

Our primary investing activity is the origination of loans. Our primary financing activities consist of activity in deposit accounts and FHLBC advances. Deposit flows are affected by the overall level of interest rates, the interest rates and products offered by us and our local competitors and other factors. We generally manage the pricing of our deposits to be competitive. Occasionally, we offer promotional rates on certain deposit products to attract deposits.

Old Sugar Creek is a separate legal entity from Tempo Bank and must provide for its own liquidity. In addition to its operating expenses, Old Sugar Creek is responsible for paying any dividends declared to its shareholders. Old Sugar Creek’s liquidity depends upon its receipt of dividends from Tempo Bank because Old Sugar Creek has no source of income other than earnings from its investments. The amount of dividends that Tempo Bank may declare and pay to Old Sugar Creek in any calendar year, without the receipt of prior approval from the Federal Reserve but with prior notice to the Federal Reserve and the OCC, cannot exceed net income for that year to date plus retained net income (as defined) for the preceding two calendar years. At September 30, 2013, Old Sugar Creek had liquid assets of $148,000.

Capital Management. We are subject to various regulatory capital requirements administered by the OCC, including a risk-based capital measure. The risk-based capital guidelines include both a definition of capital and a framework for calculating risk-weighted assets by assigning balance sheet assets and off-balance sheet items to broad risk categories. At September 30, 2013, we exceeded all of our regulatory capital requirements. We are considered “well capitalized” under regulatory guidelines. See note 10 of Notes to the Consolidated Financial Statements and “Supervision and Regulation—Federal Banking Regulation—Capital Requirements.”

The offering is expected to increase our equity by $3.0 million to $13.2 million at the maximum of the offering range. See “Capitalization.” Following completion of this offering we will continue to manage our capital for maximum stockholder benefit. The capital from the offering will significantly increase our liquidity and capital resources. Over time, the initial level of liquidity will be reduced as net proceeds from the stock offering are used for general corporate purposes, including the funding of lending activities. Our financial condition and results of operations will be enhanced by the capital from the offering, resulting in increased net interest-earning assets and net earnings. However, the large increase in equity resulting from the capital raised in the offering will, initially, have an adverse impact on our return on equity and along with the issuance of shares in the offering, will dilute our earnings per share. See “Risk Factors—Risks Related to This Offering” for a further discussion of the impact on our return on equity and earnings per share. Following the offering, we may use capital management tools such as cash dividends and common share repurchases. However, under Federal Reserve Board regulations, we will not be allowed to repurchase any shares during the first year following the offering, except in limited circumstances. See “Use of Proceeds.”

Off-Balance Sheet Arrangements. In the normal course of operations, we engage in a variety of financial transactions that, in accordance with generally accepted accounting principles, are not recorded in our financial statements. These transactions involve, to varying degrees, elements of credit, interest rate and liquidity risk. Such transactions are used primarily to manage customers’ requests for funding and take the form of loan commitments and lines of credit. For information about our loan commitments, see note 11 of Notes to the Consolidated Financial Statements.

For the six months ended September 30, 2013 and 2012 and the years ended March 31, 2013 and 2012, we did not engage in any off-balance sheet transactions reasonably likely to have a material effect on our financial condition, results of operations or cash flows.

OUR MANAGEMENT

Board of Directors

The board of directors of New Sugar Creek is comprised of six persons who are elected for terms of three years, one-third of whom will be elected annually. The directors of New Sugar Creek are the same individuals that comprise the boards of directors of Old Sugar Creek and Tempo Bank. All of our directors are independent under the current listing standards of the Nasdaq Stock Market, except for Mr. Stroh who is the Chairman of the Board, Chief Executive Officer and Chief Financial Officer and Mr. Eversman who is the President and Chief Operating Officer of New Sugar Creek, Old Sugar Creek and Tempo Bank. Unless otherwise stated, each person has held his current occupation for the last five years. Ages presented are as of March 31, 2013.

The following directors have terms ending in 2014:

Timothy P. Fleming is an attorney and shareholder in the law firm Fleming & Fleming, LTD and also serves as the firm’s president. Age 66. Director since 1996.

As a practicing attorney, Mr. Fleming provides the board of directors with important knowledge and insight necessary to assess the legal issues inherent to the business of Tempo Bank. Fleming & Fleming has provided general legal advice to Tempo Bank since 1996. In addition, Mr. Fleming has strong ties to the community and provides the board of directors with opportunities to continue to serve the local community.

Daniel S. Reilly retired as a partner in the accounting firm of KPMG LLP in 1998. Age 71. Director since 2006.

Mr. Reilly’s background provides the board of directors with critical experience in accounting matters, and provides the board of directors with valuable insight regarding accounting issues that arise at Tempo Bank.

The following directors have terms ending in 2015:

Gary R. Schwend is the owner and president of Trenton Processing Center, a meat processor. Age 58. Director since 2000.

Mr. Schwend’s background offers the board of directors substantial small company management experience, specifically within the region in which Tempo Bank conducts its business, and provides the board with valuable insight regarding the local business and consumer environment. In addition, Mr. Schwend offers the board significant business experience from a setting outside of the financial services industry.

Timothy W. Deien is the dealer principal of Deien Chevrolet, an automobile dealership. Age 47. Director since 2003.

Mr. Deien brings significant business and management level experience from a setting outside of the financial services industry. In addition, through his business experience, Mr. Deien has gained significant marketing and operational experience, adding additional value to the board of directors.

The following directors have terms ending in 2016:

Robert J. Stroh, Jr. has been the Chairman of the Board of Directors, Chief Executive Officer and Chief Financial Officer of Tempo Bank since 1992. Previously, Mr. Stroh served as President and Treasurer since 1980. Mr. Stroh, Jr. has served as the Chairman of the Board of Directors, Chief Executive Officer and Chief Financial Officer of Sugar Creek MHC and Old Sugar Creek since their formation in April 2007. Age 65. Director since 1976.

Mr. Stroh’s extensive knowledge of Tempo Bank’s operations, along with his involvement in business and civic organizations in the communities in which Tempo Bank conducts business affords the board of directors with valuable insight regarding the business and operations of Tempo Bank. Mr. Stroh’s knowledge of Old Sugar Creek’s and Tempo Bank’s business and history position him well to continue to serve as New Sugar Creek’s Chairman, Chief Executive Officer and Chief Financial Officer.

Francis J. Eversman has been the President and Chief Operating Officer of Tempo Bank since 1993. Previously, Mr. Eversman served as Vice President and Corporate Secretary since 1980. Mr. Eversman has served as President and Chief Operating Officer of Sugar Creek MHC and Old Sugar Creek since their formation in April 2007. Age 62. Director since 1980.

Mr. Eversman’s extensive knowledge of Tempo Bank’s operations, along with his experience in the local banking industry and involvement in business and civic organizations in the communities in which Tempo Bank conducts business affords the board of directors with valuable insight regarding the business and operations of Tempo Bank. In addition, Mr. Eversman’s background provides the board of directors with critical experience in certain banking industry matters, which are essential to the business of Tempo Bank.

Executive Officers

Our executive officers are elected annually by the board of directors and serve at the board’s discretion. The following individuals currently serve as executive officers and will serve in the same positions following the conversion and the offering. The executive officers of New Sugar Creek, Old Sugar Creek and Tempo Bank are:

Name	Position
Robert J. Stroh, Jr.	Chairman, Chief Executive Officer and Chief Financial Officer
Francis J. Eversman	President and Chief Operating Officer
Phyllis J. Brown	Vice President and Corporate Secretary

Below is information regarding our officer who is not also a director. Age presented is as of March 31, 2013.

Phyllis J. Brown has served as Vice President and Corporate Secretary of Tempo Bank since 1993. Age 69.

Board Leadership Structure and Board’s Role in Risk Oversight

New Sugar Creek’s board of directors endorses the view that one of its primary functions is to protect shareholders’ interests by providing independent oversight of management, including the Chief Executive Officer. However, the board does not believe that mandating a particular structure, such as a separate Chairman and Chief Executive Officer, is necessary to achieve effective oversight. The board of directors of New Sugar Creek is currently comprised of six directors, four of whom are independent directors under the listing standards of the Nasdaq Stock Market. The Chairman of the Board has no

greater nor lesser vote on matters considered by the board than any other director, and the Chairman does not vote on any related party transaction. All directors of New Sugar Creek, including the Chairman, are bound by fiduciary obligations, imposed by law, to serve the best interests of the shareholders. Accordingly, separating the offices of Chairman and Chief Executive Officer would not serve to enhance or diminish the fiduciary duties of any director of New Sugar Creek. The board does not currently have a lead director.

Risk is inherent with every business, and how well a business manages risk can ultimately determine its success. We face a number of risks, including credit risk, interest rate risk, liquidity risk, operational risk, strategic risk and reputation risk. Management is responsible for the day-to-day management of risks New Sugar Creek faces, while the board, as a whole and through its committees, has responsibility for the oversight of risk management. In its risk oversight role, the board of directors has the responsibility to satisfy itself that the risk management processes designed and implemented by management are adequate and functioning as designed. To do this, the Chairman of the Board meets regularly with management to discuss strategy and the risks facing New Sugar Creek. Senior management attends the board meetings and is available to address any questions or concerns raised by the board on risk management and any other matters. The Chairman of the Board and independent members of the board work together to provide strong, independent oversight of New Sugar Creek’s management and affairs through its standing committees and, when necessary, special meetings of independent directors.

Director Compensation

The following table provides information regarding the compensation received by individuals who served as non-employee directors of Old Sugar Creek and Tempo Bank during the year ended March 31, 2013.

Name	Fees Earned or Paid in Cash
Timothy W. Deien	$6,550
Timothy P. Fleming	$11,200
Daniel S. Reilly	$7,200
Gary R. Schwend	$6,900

Meeting Fees for Non-Employee Directors. The following tables set forth the applicable retainers and fees that are paid to non-employee directors for their service on the board of directors of Old Sugar Creek and Tempo Bank. Employee directors are also eligible to receive fees for appraisal reviews and loan approvals. Directors do not receive any fees for their service on the Board of Directors of Sugar Creek MHC. After the offering, directors will be paid the same retainers and fees for their service on the board of directors of New Sugar Creek that they received from Old Sugar Creek.

Board of Directors of Tempo Bank:
Board Meeting Fee	$400
Additional Board Fee for Annual Organization Meeting	$350
Board Meeting Reconvene Fee	$100
Committee Fees for each Appraisal Review	$10
Committee Fees for each Loan Approval Review:
Chairman	$10
Other Loan Committee Members	$5

Board of Directors of Old Sugar Creek:
Annual Retainer	$1,000
Audit Committee Chairman Annual Retainer	$1,000

Executive Compensation

The following information is furnished for the principal executive officer and the only other executive officer whose total compensation exceeded $100,000 in the 2013 fiscal year.

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)	Stock Awards ($)	All Other Compensation ($)	Total ($)
Robert J. Stroh, Jr. Chairman, Chief Executive Officer and Chief Financial Officer	2013	$137,499	$5,005	—	$9,107	$151,611
Francis J. Eversman President and Chief Operating Officer	2013	$113,705	$4,134	—	$7,621	$125,460

(1)	Includes loan approval fees of $170 and $290 for Mr. Stroh and Mr. Eversman, respectively.

Employment Agreements

Current Employment Agreements. Tempo Bank and Old Sugar Creek each entered into employment agreements with Robert J. Stroh, Jr. and Francis J. Eversman (referred to below as the “executive” or “executives”). Under the agreements, which have essentially identical provisions, Old Sugar Creek makes any payments not made by Tempo Bank under its agreements with the executives, but the executives do not receive any duplicative payments.

The employment agreements each provide for three-year terms, and each year the Board of Directors may renew the term for an additional year beyond the then-current expiration date. The agreements currently expires on April 13, 2016. The agreements establish a base salary for each executive, which the Boards of Directors review at least annually. The current base salaries for Mr. Stroh and Mr. Eversman are $137,329 and $113,415, respectively. In addition to base salaries, the agreements also provide for the executives’ participation in employee benefit plans and programs maintained for the benefit of senior management personnel, including discretionary bonuses, participation in stock-based benefit plans, and certain fringe benefits.

Under the terms of the agreements, Tempo Bank and Old Sugar Creek will pay the executives for reasonable costs and attorneys’ fees associated with the successful legal enforcement of the parties’ obligations under the employment agreements. The employment agreements also provide for the indemnification of each executive to the fullest extent legally permissible and a one-year non-compete provision in the event the executive voluntarily terminates his employment or if Tempo Bank or Old Sugar Creek terminates the executive’s employment without cause other than in connection with a change in control.

Proposed Employment Agreements. Upon completion of the conversion and offering, New Sugar Creek expects to enter into separate employment agreements with Robert J. Stroh, Jr. and Francis J. Eversman on the same general terms contained in the employment agreement with Old Sugar Creek.

Potential Post-Termination Benefits

Payments Made Upon Termination for Cause. Upon termination of employment for cause, as defined in the employment agreements, the executive will receive no further compensation or benefits under the employment agreements.

Payments Made Upon Voluntary Termination and Termination without Cause or for Good Reason. If Old Sugar Creek or Tempo Bank terminates an executive for reasons other than cause (as described in the employment agreements), or if an executive resigns after the occurrence of circumstances specified in his employment agreements that constitute constructive termination, the executive, or, upon his death, his beneficiary, will receive a lump sum cash payment equal to his base salary for the remaining unexpired term of the agreement. The executive will also continue to participate in any benefit plans of Tempo Bank or Old Sugar Creek that provide medical, dental and life insurance coverage for the remaining term of the agreements, under terms and conditions no less favorable than those provided to executives prior to his termination. If Old Sugar Creek or Tempo Bank cannot provide the medical, dental or life insurance coverage under their plans, they will provide comparable coverage on an individual basis or provide a cash equivalent.

If the executive voluntarily terminates his employment under circumstances that would not constitute good reason, he will be entitled to receive his base salary through the date of termination and retain the rights to any vested benefits subject to the terms of the plan or agreement under which those benefits are provided.

Payments Made Upon a Change in Control. Under the employment agreements, if we, or our successor, terminate the executive’s employment, or if the executive terminates his employment voluntarily under certain circumstances specified in the agreements, within one year of a change in control, he will receive a severance payment equal to three times his average annual taxable compensation for the five preceding years. The executive will also continue to participate in any benefit plans of Tempo Bank or Sugar Creek Financial that provide medical, dental and life insurance coverage for up to 36 months, under terms and conditions no less favorable than those provided to executives during the same term period.

The agreements also provide for the reduction of change in control payments to the executives to the extent necessary to ensure that they will not receive “excess parachute payments” under Section 280G of the Internal Revenue Code, and, therefore, will not be subject to the 20% excise tax imposed on such payments under Section 4999 of the Internal Revenue Code.

Under the terms of the Tempo Bank Employee Stock Ownership Plan, upon a change in control (as defined in the plan), the plan trustee will repay in full any outstanding acquisition loan. After repayment of the acquisition loan, all remaining shares of Old Sugar Creek stock held in the loan suspense account, all other stock or securities, and any cash proceeds from the sale or other disposition of any shares of Old Sugar Creek stock held in the loan suspense account will be allocated among the accounts of all participants in the plan who were employed by us on the date immediately preceding the effective date of the change in control. The allocations of shares or cash proceeds shall be credited to each eligible participant in proportion to the opening balances in their accounts as of the first day of the valuation period in which the change in control occurred. Payments under the employee stock ownership plan are not categorized as parachute payments and, therefore, do not count towards each executive’s 280G Limit.

Payments Made Upon Disability. Under the employment agreements, upon the executive’s termination of employment due to disability, as defined in the agreements, the executive will receive an amount equal to 100% of his base salary (reduced by payments under other disability programs we sponsor) until the earlier of the date he returns to full-time employment, his death, his attainment of age 65, or the expiration of the agreement. We will also continue to pay the costs of the executives’ and their dependents’ life, health and dental coverage for the remaining term of the agreement.

Payments Made Upon Death. Under the employment agreements, upon the executive’s death, the executive’s beneficiary will receive the compensation due to the executive through the last day of the calendar month in which his death occurred.

Benefit Plans

Employees’ Savings and Profit Sharing Plan. Tempo Bank currently maintains the Tempo Bank Employees’ Savings and Profit Sharing Plan and Trust, a single employer tax-qualified defined contribution plan, for all employees of Tempo Bank who have satisfied the plan’s eligibility requirements.

Participants become eligible to participate in the plan on the first day of the month following their completion of one year of service. Eligible employees may contribute up to 20% of their compensation to the plan on a pre-tax basis, subject to limitations imposed by the Code. For 2014, the limit is $17,500; provided, however, that participants over age 50 may contribute an additional $5,500 in “catch-up” contributions to the plan. Under the plan, Tempo Bank currently makes matching contributions of 100% of the amount deferred, up to a maximum of 4% of each participant’s compensation and may also make discretionary profit-sharing contributions to the accounts of participants. Participants are always 100% vested in their salary deferrals. Participants vest in Tempo Bank’s matching and profit-sharing contributions at the rate of 100% upon the completion of three years of service. Participants are 0% vested prior to completing three years of service.

Participants may direct the investment of their individual accounts under the plan among a variety of investment funds. In connection with the offering, the plan will continue to offer Sugar Creek Financial Stock Fund as an investment alternative under the Plan. The stock fund permits participants to invest up to 100% of their Employees’ Savings and Profit Sharing Plan funds in Sugar Creek Financial common stock. A participant who elects to purchase common stock in the offering through the plan will receive the same subscription priority, and be subject to the same individual purchase limitations, as if the participant elects to purchase the common stock using other funds. See “The Reorganization and the Stock Offering—Subscription Offering and Subscription Rights” and “Limitations on Purchases of Shares.” An independent trustee will purchase common stock in the offering on behalf of plan participants, to the extent that shares are available. Participants will direct the trustee regarding the voting of shares purchased for their plan accounts.

Employee Stock Ownership Plan. Tempo Bank sponsors the Tempo Bank Employee Stock Ownership Plan (the “ESOP”). Employees become eligible to participate in the ESOP upon the completion of one year of service with Tempo Bank.

The ESOP trustee, on behalf of the ESOP, will subscribe for up to 8.0% of the number of shares of common stock sold in the conversion (36,429, 42,857, 49,286 and 56,679 shares at the minimum, midpoint, maximum and adjusted maximum of the offering range, respectively). The ESOP will fund its purchase in the offering through a loan from New Sugar Creek. The loan amount will equal 100% of the aggregate purchase price of the common stock, and will be repaid principally through Tempo Bank’s contributions to the ESOP and dividends payable on common stock held by the ESOP over a 15-year term of the loan. The interest rate for the ESOP loan will be the prime rate, as published in The Wall Street Journal on the closing date of the offering. See “Pro Forma Data.”

The trustee will hold the shares purchased by the employee stock ownership plan in a loan suspense account. Shares will be released from the suspense account on a pro rata basis, as the Bank repays the employee stock ownership plan loan. The trustee will allocate the shares released among participants on the basis of each participant’s proportional share of compensation. Participants fully vest in their employee stock ownership plan benefits upon the completion of three years of service. Participants will be 0% vested prior to that time. Participants also become fully vested automatically upon normal retirement, death or disability, a change in control, or the termination of the plan. Participants may generally receive distributions from the plan upon separation from service. Any unvested shares forfeited upon a participant’s termination of employment will be reallocated among the remaining participants, in accordance with the terms of the plan.

Participants may direct the trustee regarding the voting of common stock credited to their employee stock ownership plan accounts. The trustee will vote all allocated shares held in the plan as directed by participants. The trustee will vote all unallocated shares, as well as allocated shares for which it does not receive instructions, in the same ratio as those shares for which participants provide voting instructions, subject to the fiduciary responsibilities of the trustee.

Under applicable accounting requirements, Tempo Bank will record compensation expense for the leveraged employee stock ownership plan at the fair market value of the shares when committed for release to participant accounts.

2007 Equity Incentive Plan

The Sugar Creek Financial Corp. 2007 Equity Incentive Plan was adopted by our board of directors and approved by our shareholders in November 2007. The 2007 Equity Incentive Plan authorized the granting of options for up to 44,437 shares of common stock and 17,774 shares of restricted stock. The purpose of the 2007 Equity Incentive Plan is to promote Old Sugar Creek’s success by linking the personal interests of its employees, officers and directors to those of Old Sugar Creek’s shareholders, and by providing participants with an incentive for outstanding performance. The 2007 Equity Incentive Plan is further intended to provide flexibility to Old Sugar Creek in its ability to motivate, attract, and retain the services of employees, officers and directors upon whose judgment, interest, and special effort the successful conduct of Old Sugar Creek’s operation is largely dependent. The 2007 Equity Incentive Plan is administered by Old Sugar Creek’s board of directors, which has the authority to determine the eligible directors or employees to whom awards are to be granted, the number of awards to be granted, the vesting of the awards and the conditions and limitations of the awards.

As of September 30, 2013, no options were outstanding and options for 44,437 shares remained available for future grants under the plan. As of September 30, 2013, 17,774 shares of restricted stock had been granted and no shares remained available for future grants under the plan.

The 2007 Equity Incentive Plan provides that in the event any merger, consolidation, share exchange or other similar corporate transaction affects the shares of Old Sugar Creek in such a manner that an adjustment is required to preserve the benefits available under the plan, the committee administering the plan has the authority to adjust the number of shares which may be granted, the number of shares subject to outstanding stock options, and the exercise price of any stock option grant. As a result, upon completion of the conversion and offering, any outstanding options to purchase shares of Old Sugar Creek common stock will be converted into and become options to purchase shares of New Sugar Creek common stock. The number of shares to be received upon exercise of these options and the related exercise price will be adjusted for the exchange ratio in the conversion. The aggregate exercise price, duration and vesting schedule of these awards will not be affected. The number of shares available for stock option grants under the 2007 Equity Incentive Plan will also be adjusted.

Future Equity Incentive Plan

Following the offering, New Sugar Creek plans to adopt an equity incentive plan that will provide for grants of stock options and restricted stock. In accordance with applicable regulations, New Sugar Creek anticipates that the plan, if implemented within the first year after the offering, will authorize a number of stock options equal to 10.0% of the total shares sold in the offering, and a number of shares of restricted stock equal to 4.0% of the total shares sold in the offering. Therefore, the number of shares reserved under the plan, if implemented within that one-year period, will range from 63,750 shares, at the minimum of the offering, to 86,250 shares, at the maximum of the offering.

New Sugar Creek may fund the equity incentive plan through the purchase of common stock in the open market by a trust established in connection with the plan or from authorized, but unissued, shares of New Sugar Creek common stock. The issuance of additional shares after the offering would dilute the interests of existing shareholders. See “Pro Forma Data.”

New Sugar Creek will grant all stock options at an exercise price equal to 100% of the fair market value of the stock on the date of grant. New Sugar Creek will grant restricted stock awards at no cost to recipients. If the plan is adopted within the first year, restricted stock awards and stock options will generally vest ratably over a five-year period (or as otherwise permitted by the Federal Reserve Board), but New Sugar Creek may also make vesting contingent upon the satisfaction of performance goals established by the Board of Directors or the committee charged with administering the plan. All outstanding awards will accelerate and become fully vested upon a change in control of New Sugar Creek, as well as the death or disability of a participant.

The equity incentive plan will comply with all applicable existing regulatory regulations, unless waived by the Federal Reserve Board. The requirements contained in these regulations may vary depending on whether we adopt the plan within one year following the offering or after one year following the offering. If we adopt the equity incentive plan more than one year after completion of the offering, the plan would not be subject to many existing regulatory requirements, including limiting the number awards we may reserve or grant under the plan and the time period over which participants may vest in awards granted to them.

Transactions with Related Persons

The Sarbanes-Oxley Act of 2002 generally prohibits loans by New Sugar Creek to its executive officers and directors. However, the Sarbanes-Oxley Act contains a specific exemption from such prohibition for loans by Tempo Bank to its executive officers and directors in compliance with federal banking regulations. Federal regulations require that all loans or extensions of credit to executive officers and directors of insured financial institutions must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and must not involve more than the normal risk of repayment or present other unfavorable features. Tempo Bank is therefore prohibited from making any new loans or extensions of credit to executive officers and directors at different rates or terms than those offered to the general public. Notwithstanding this rule, federal regulations permit Tempo Bank to make loans to executive officers and directors at reduced interest rates if the loan is made under a benefit program generally available to all other employees and does not give preference to any executive officer or director over any other employee.

At September 30, 2013, all Tempo Bank loans to related persons (as defined under the Securities and Exchange Commission rules) were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to Tempo Bank, and did not involve more than the normal risk of collectability or present other unfavorable features.

In accordance with banking regulations, the board of directors reviews all loans made to a director or executive officer in an amount that, when aggregated with the amount of all other loans to such person and his or her related interests, exceed the greater of $25,000 or 5% of Tempo Bank’s capital and surplus (up to a maximum of $500,000) and such loan must be approved in advance by a majority of the disinterested members of the board of directors.

Indemnification for Directors and Officers

New Sugar Creek’s articles of incorporation provides that New Sugar Creek must indemnify all directors and officers of New Sugar Creek against all expenses and liabilities reasonably incurred by them in connection with or arising out of any action, suit or proceeding in which they may be involved by reason of their having been a director or officer of New Sugar Creek. Such indemnification may include the advancement of funds to pay for or reimburse reasonable expenses incurred by an indemnified party. Except insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of New Sugar Creek pursuant to its articles of incorporation or otherwise, New Sugar Creek has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

STOCK OWNERSHIP

The following table provides information as of January 31, 2014 about the persons known to us to be the beneficial owners of more than 5% of Old Sugar Creek’s outstanding common stock. A person may be considered to beneficially own any shares of common stock over which he or she has, directly or indirectly, sole or shared voting or investing power.

Name and Address	Number of Shares Owned	Percent of Common Stock Outstanding
Sugar Creek MHC	498,784	55.7%
28 West Broadway Trenton, Illinois 62293

The following table provides information about the shares of Old Sugar Creek common stock that may be considered to be owned by each director of Old Sugar Creek, each executive officer named in the summary compensation table and by all directors and executive officers of Old Sugar Creek as a group as of January 31, 2014. A person may be considered to own any shares of common stock over which he or she has, directly or indirectly, sole or shared voting or investment power. Unless otherwise indicated, each of the named individuals has sole voting and investment power with respect to the shares shown.

Name	Number of Shares Owned (1)	Percent of Common Stock Outstanding (2)
Timothy W. Deien	988	*	%
Francis J. Eversman	14,761	1.6
Timothy P. Fleming	10,888	1.2
Daniel S. Reilly	1,888	*
Gary R. Schwend	2,388	*
Robert J. Stroh, Jr.	15,315	1.7
All directors and executive officers as a group (7 persons)	52,298	5.8

*	Represents less than 1% of the Company’s outstanding shares.
(1)	This column includes the following:

	Shares Held in Trust and Allocated Under the ESOP	Shares Held in Trust and Credited Under the 401(k) Plan
Mr. Deien	—	—
Mr. Eversman	2,175	9,781
Mr. Fleming	—	—
Mr. Reilly	—	—
Mr. Schwend	—	—
Mr. Stroh, Jr.	2,641	9,869
All executive officers not individually listed.	889	2,936

(2)	Based on 895,027 shares of Company common stock outstanding and entitled to vote as of January 31, 2014.

SUBSCRIPTIONS BY EXECUTIVE OFFICERS AND DIRECTORS

The table below sets forth, for each of our directors and named executive officers and for all of the directors and named executive officers as a group, the following information:

•	the number of shares of New Sugar Creek common stock to be received in exchange for shares of Old Sugar Creek common stock upon consummation of the conversion and the offering, based upon their beneficial ownership of Old Sugar Creek common stock as of January 31, 2014;

•	the proposed purchases of New Sugar Creek common stock, assuming sufficient shares are available to satisfy their subscriptions; and

•	the total amount of New Sugar Creek common stock to be held upon consummation of the conversion and the offering.

In each case, it is assumed that shares are sold and the exchange ratio is calculated at the midpoint of the offering range. No individual has entered into a binding agreement to purchase these shares and, therefore, actual purchases could be more or less than indicated. Directors and executive officers and their associates may not purchase more than 35.0% of the shares sold in the offering. Like all of our depositors, our directors and officers have subscription rights based on their deposits. For purposes of the following table, sufficient shares are assumed to be available to satisfy subscriptions in all categories. See “The Conversion and Offering—Limitations on Purchases of Shares.”

	Number of Shares Received in Exchange for Shares of Old Sugar Creek (1)	Proposed Purchases of Stock in the Offering		Total Common Stock to be Held
Name of Beneficial Owner		Number of Shares	Dollar Amount	Number of Shares (1)	Percentage of Total Outstanding
Directors:
Timothy W. Deien	1,033	57	$400	1,090	*	%
Francis J. Eversman	15,447	3,571	25,000	19,018	2.0
Timothy P. Fleming	11,394	3,571	25,000	14,965	1.6
Daniel S. Reilly	1,975	714	5,000	2,689	*
Gary R. Schwend	2,499	3,571	25,000	6,070	*
Robert J. Stroh, Jr.	16,027	14,285	100,000	30,312	3.1
Executive Officers Who are Not Also Directors:
Phyllis J. Brown	6,352	142	1,000	6,494	*
All Directors and Executive Officers as a Group (7 persons)	54,727	25,911	181,400	80,638	8.5

*	Less than 1.0%.
(1)	Based on information presented in “Stock Ownership.”

REGULATION AND SUPERVISION

General

Tempo Bank, as a federal savings association, is currently subject to extensive regulation, examination and supervision by the OCC, as its primary federal regulator, and by the FDIC as the insurer of its deposits. Tempo Bank is a member of the Federal Home Loan Bank System and its deposit accounts are insured up to applicable limits by the Deposit Insurance Fund of the FDIC. Tempo Bank must file reports with the OCC concerning its activities and financial condition in addition to obtaining regulatory approvals before entering into certain transactions such as mergers with, or acquisitions of, other financial institutions. There are periodic examinations by the OCC to evaluate Tempo Bank’s safety and soundness and compliance with various regulatory requirements. This regulatory structure is intended primarily for the protection of the insurance fund and depositors. The regulatory structure also gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of an adequate allowance for loan losses for regulatory purposes. Any change in such policies, whether by the OCC, the FDIC or Congress, could have a material adverse impact on New Sugar Creek and Tempo Bank and their operations.

The Dodd-Frank Act made extensive changes to the regulation of Tempo Bank. Under the Dodd-Frank Act, the Office of Thrift Supervision was eliminated and responsibility for the supervision and regulation of federal savings associations such as Tempo Bank was transferred to the OCC on July 21, 2011. The OCC is the agency that is primarily responsible for the regulation and supervision of national banks. Additionally, the Dodd-Frank Act created a new Consumer Financial Protection Bureau as an independent bureau of the Federal Reserve Board. The Consumer Financial Protection Bureau assumed responsibility for the implementation of the federal financial consumer protection and fair lending laws and regulations and has authority to impose new requirements. However, institutions of less than $10 billion in assets, such as Tempo Bank, will continue to be examined for compliance with consumer protection and fair lending laws and regulations by, and be subject to the enforcement authority of, their prudential regulators.

Certain of the regulatory requirements that are or will be applicable to Tempo Bank and New Sugar Creek are described below. This description of statutes and regulations is not intended to be a complete explanation of such statutes and regulations and their effects on Tempo Bank and New Sugar Creek.

Federal Banking Regulation

Business Activities. The activities of federal savings banks, such as Tempo Bank, are governed by federal laws and regulations. Those laws and regulations delineate the nature and extent of the business activities in which federal savings banks may engage. In particular, certain lending authority for federal savings banks, e.g., commercial, non-residential real property loans and consumer loans, is limited to a specified percentage of the institution’s capital or assets.

Capital Requirements. The applicable capital regulations require savings associations to meet three minimum capital standards: a 1.5% tangible capital to total assets ratio, a 4% Tier 1 capital to total assets leverage ratio (3% for institutions receiving the highest rating on the CAMELS examination rating system) and an 8% risk-based capital ratio. In addition, the prompt corrective action standards discussed below also establish, in effect, a minimum 2% tangible capital standard, a 4% leverage ratio (3% for institutions receiving the highest rating on the CAMELS system) and, together with the risk-based capital standard itself, a 4% Tier 1 risk-based capital standard. The regulations also require that, in meeting the tangible, leverage and risk- based capital standards, institutions must generally deduct investments in and loans to subsidiaries engaged in activities as principal that are not permissible for a national bank.

The risk-based capital standard for savings associations requires the maintenance of Tier 1 (core) and total capital (which is defined as core capital and supplementary capital less certain specified deductions from total capital such as reciprocal holdings of depository institution capital instruments and equity investments) to risk-weighted assets of at least 4% and 8%, respectively. In determining the amount of risk-weighted assets, all assets, including certain off-balance sheet activities, recourse obligations, residual interests and direct credit substitutes, are multiplied by a risk-weight factor assigned by the capital regulation based on the risks believed inherent in the type of asset. Tier 1 (core) capital is generally defined as common stockholders’ equity (including retained earnings), certain noncumulative perpetual preferred stock and related surplus and minority interests in equity accounts of consolidated subsidiaries, less intangibles other than certain mortgage servicing rights and credit card relationships. The components of supplementary capital (Tier 2 capital) include cumulative preferred stock, long-term perpetual preferred stock, mandatory convertible debt securities, subordinated debt and intermediate preferred stock, the allowance for loan and lease losses limited to a maximum of 1.25% of risk-weighted assets and up to 45% of unrealized gains on available-for-sale equity securities with readily determinable fair market values. Overall, the amount of supplementary capital included as part of total capital cannot exceed 100% of core capital.

The OCC also has authority to establish individual minimum capital requirements in appropriate cases upon a determination that an institution’s capital level is or may become inadequate in light of the particular risks or circumstances.

Savings and loan holding companies are not currently subject to specific regulatory capital requirements. The Dodd-Frank Act, however, required the Federal Reserve Board to promulgate consolidated capital requirements for depository institution holding companies, including savings and loan holding companies, that are no less stringent, both quantitatively and in terms of components of capital, than those applicable to institutions themselves. In early July 2013, the Federal Reserve Board and the OCC approved revisions to their capital adequacy guidelines and prompt corrective action rules that implement the revised standards of the Basel Committee on Banking Supervision, commonly called Basel III, and address relevant provisions of the Dodd-Frank Act. “Basel III” refers to two consultative documents released by the Basel Committee on Banking Supervision in December 2009, the rules text released in December 2010, and loss absorbency rules issued in January 2011, which include significant changes to bank capital, leverage and liquidity requirements.

The rules include new risk-based capital and leverage ratios, which are effective January 1, 2015, and revise the definition of what constitutes “capital” for purposes of calculating those ratios. The new minimum capital level requirements applicable to New Sugar Creek and Tempo Bank will be: (i) a new common equity Tier 1 capital ratio of 4.5%; (ii) a Tier 1 capital ratio of 6% (increased from 4%); (iii) a total capital ratio of 8% (unchanged from current rules); and (iv) a Tier 1 leverage ratio of 4% for all institutions. The rules eliminate the inclusion of certain instruments, such as trust preferred securities, from Tier 1 capital. Instruments issued prior to May 19, 2010 will be grandfathered for companies with consolidated assets of $15 billion or less. The rules also establish a “capital conservation buffer” of 2.5% above the new regulatory minimum capital requirements, which must consist entirely of common equity Tier 1 capital and would result in the following minimum ratios: (i) a common equity Tier 1 capital ratio of 7.0%, (ii) a Tier 1 capital ratio of 8.5%, and (iii) a total capital ratio of 10.5%. The new capital conservation buffer requirement will be phased in beginning in January 2016 at 0.625% of risk-weighted assets and would increase by that amount each year until fully implemented in January 2019. An institution would be subject to limitations on paying dividends, engaging in share repurchases, and paying discretionary bonuses if its capital level falls below the buffer amount. These limitations would establish a maximum percentage of eligible retained income that could be utilized for such actions.

Prompt Corrective Regulatory Action. Prompt corrective action regulations provide five classifications: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized, although these terms are not used to represent overall financial condition. If adequately capitalized, regulatory approval is required to accept broker deposits. The OCC is required to take certain supervisory actions against undercapitalized institutions, the severity of which depends upon the institution’s degree of undercapitalization. In addition, numerous mandatory supervisory actions become immediately applicable to an undercapitalized institution, including, but not limited to, increased monitoring by regulators and restrictions on growth, capital distributions and expansion. The OCC could also take any one of a number of discretionary supervisory actions, including the issuance of a capital directive and the replacement of senior executive officers and directors. Significantly and critically undercapitalized institutions are subject to additional mandatory and discretionary measures.

Insurance of Deposit Accounts. Tempo Bank’s deposits are insured up to applicable limits by the Deposit Insurance Fund of the FDIC. Deposit insurance per account owner is currently $250,000. Under the FDIC’s risk-based assessment system, insured institutions are assigned a risk category based on supervisory evaluations, regulatory capital levels and certain other factors. An institution’s assessment rate depends upon the category to which it is assigned, and certain adjustments specified by FDIC regulations. Institutions deemed less risky pay lower assessments. The FDIC may adjust the scale uniformly, except that no adjustment can deviate more than two basis points from the base scale without notice and comment. No institution may pay a dividend if in default of the federal deposit insurance assessment.

The Dodd-Frank Act required the FDIC to revise its procedures to base its assessments upon each insured institution’s total assets less tangible equity instead of deposits. The FDIC finalized a rule, effective April 1, 2011, that set the assessment range at 2.5 to 45 basis points of total assets less tangible equity.

The FDIC has authority to increase insurance assessments. A significant increase in insurance premiums would likely have an adverse effect on the operating expenses and results of operations of Tempo Bank. Management cannot predict what insurance assessment rates will be in the future.

Loans to One Borrower. Federal law provides that savings associations are generally subject to the limits on loans to one borrower applicable to national banks. Generally, subject to certain exceptions, a savings association may not make a loan or extend credit to a single or related group of borrowers in excess of 15% of its unimpaired capital and surplus. An additional amount may be lent, equal to 10% of unimpaired capital and surplus, if secured by specified readily-marketable collateral.

Qualified Thrift Lender Test. Federal law requires savings associations to meet a qualified thrift lender test. Under the test, a savings association is required to either qualify as a “domestic building and loan association” under the Internal Revenue Code or maintain at least 65% of its “portfolio assets” (total assets less: (i) specified liquid assets up to 20% of total assets; (ii) intangibles, including goodwill; and (iii) the value of property used to conduct business) in certain “qualified thrift investments” (primarily residential mortgages and related investments, including certain mortgage-backed securities but also including education, credit card and small business loans) in at least nine months out of each 12-month period.

A savings association that fails the qualified thrift lender test is subject to certain operating restrictions and the Dodd-Frank Act also specifies that failing the qualified thrift lender test is a violation of law that could result in an enforcement action and dividend limitations. As of September 30, 2013, Tempo Bank maintained 95.7% of its portfolio assets in qualified thrift investments and, therefore, met the qualified thrift lender test.

Limitation on Capital Distributions. Federal regulations impose limitations upon all capital distributions by a savings association, including cash dividends, payments to repurchase its shares and payments to shareholders of another institution in a cash-out merger. Under the regulations, an application to and the prior approval of the OCC is required before any capital distribution if the institution does not meet the criteria for “expedited treatment” of applications under OCC regulations (i.e., generally, examination and Community Reinvestment Act ratings in the two top categories), the total capital distributions for the calendar year exceed net income for that year plus the amount of retained net income for the preceding two years, the institution would be undercapitalized following the distribution or the distribution would otherwise be contrary to a statute, regulation or agreement with the OCC. If an application is not required, the institution must still provide 30 days prior written notice to, and receive the nonobjection of, the Federal Reserve Board of the capital distribution if, like Tempo Bank, it is a subsidiary of a holding company, as well as an informational notice filing to the OCC. If Tempo Bank’s capital ever fell below its regulatory requirements or the OCC notified it that it was in need of increased supervision, its ability to make capital distributions could be restricted. In addition, the OCC could prohibit a proposed capital distribution by any institution, which would otherwise be permitted by the regulation, if the OCC determines that such distribution would constitute an unsafe or unsound practice.

Community Reinvestment Act. All federal savings associations have a responsibility under the Community Reinvestment Act and related regulations to help meet the credit needs of their communities, including low- and moderate-income neighborhoods. An institution’s failure to satisfactorily comply with the provisions of the Community Reinvestment Act could result in denials of regulatory applications. Responsibility for administering the Community Reinvestment Act, unlike other fair lending laws, is not being transferred to the Consumer Financial Protection Bureau. Tempo Bank received an “outstanding” Community Reinvestment Act rating in its most recently completed examination.

Transactions with Related Parties. Federal law limits Tempo Bank’s authority to engage in transactions with “affiliates” (e.g., any entity that controls or is under common control with Tempo Bank, including New Sugar Creek and Sugar Creek MHC and their other subsidiaries). The aggregate amount of covered transactions with any individual affiliate is limited to 10% of the capital and surplus of the savings association. The aggregate amount of covered transactions with all affiliates is limited to 20% of the savings association’s capital and surplus. Certain transactions with affiliates are required to be secured by collateral in an amount and of a type specified by federal law. The purchase of low quality assets from affiliates is generally prohibited. Transactions with affiliates must generally be on terms and under circumstances that are at least as favorable to the institution as those prevailing at the time for comparable transactions with non-affiliated companies. In addition, savings associations are prohibited from lending to any affiliate that is engaged in activities that are not permissible for bank holding companies and no savings association may purchase the securities of any affiliate other than a subsidiary.

The Sarbanes-Oxley Act of 2002 generally prohibits loans by New Sugar Creek to its executive officers and directors. However, the law contains a specific exception for loans by a depository institution to its executive officers and directors in compliance with federal banking laws. Under such laws, Tempo Bank’s authority to extend credit to executive officers, directors and 10% shareholders (“insiders”), as well as entities such persons control, is limited. The laws limit both the individual and aggregate amount of loans that Tempo Bank may make to insiders based, in part, on Tempo Bank’s capital level and requires that certain board approval procedures be followed. Such loans are required to be made on terms substantially the same as those offered to unaffiliated individuals and not involve more than the normal risk of repayment. There is an exception for loans made pursuant to a benefit or compensation program that is widely available to all employees of the institution and does not give preference to insiders over other employees. Loans to executive officers are subject to additional limitations based on the type of loan involved.

Enforcement. The OCC currently has primary enforcement responsibility over savings associations and has authority to bring actions against the institution and all institution-affiliated parties, including shareholders, and any attorneys, appraisers and accountants who knowingly or recklessly participate in wrongful actions likely to have an adverse effect on an insured institution. Formal enforcement action may range from the issuance of a capital directive or cease and desist order to removal of officers and/or directors to institution of receivership, conservatorship or termination of deposit insurance. Civil penalties cover a wide range of violations and can amount to $25,000 per day, or even $1.0 million per day in especially egregious cases. The FDIC has the authority to recommend to the OCC that enforcement action be taken with respect to a particular savings association. If action is not taken by the OCC, the FDIC has authority to take such action under certain circumstances. Federal law also establishes criminal penalties for certain violations.

Federal Home Loan Bank System. Tempo Bank is a member of the Federal Home Loan Bank System, which consists of 12 regional Federal Home Loan Banks. The Federal Home Loan Bank provides a central credit facility primarily for member institutions. Tempo Bank, as a member of the Federal Home Loan Bank of Chicago, is required to acquire and hold shares of capital stock in that Federal Home Loan Bank. Tempo Bank was in compliance with this requirement with an investment in Federal Home Loan Bank stock at September 30, 2013 of $1.2 million.

Federal Reserve Board System. The Federal Reserve Board regulations require savings associations to maintain non-interest earning reserves against their transaction accounts (primarily Negotiable Order of Withdrawal (NOW) and regular checking accounts). For 2013, the regulations provided that reserves be maintained against aggregate transaction accounts as follows: a 3% reserve ratio is assessed on net transaction accounts up to and including $71.0 million; a 10% reserve ratio is applied above $71.0 million. The first $11.5 million of otherwise reservable balances (subject to adjustments by the Federal Reserve Board) are exempted from the reserve requirements. The amounts are adjusted annually and, for 2013, require a 3% ratio for up to $79.5 million and an exemption of $12.4 million. Tempo Bank complies with the foregoing requirements. In October 2008, the Federal Reserve Board began paying interest on certain reserve balances.

Other Regulations

Tempo Bank’s operations are also subject to federal laws applicable to credit transactions, including the:

•	Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers;

•	Home Mortgage Disclosure Act of 1975, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;

•	Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;

•	Fair Credit Reporting Act of 1978, governing the use and provision of information to credit reporting agencies;

•	Fair Debt Collection Act, governing the manner in which consumer debts may be collected by collection agencies; and

•	rules and regulations of the various federal agencies charged with the responsibility of implementing such federal laws.

The operations of Tempo Bank also are subject to laws such as the:

•	Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records;

•	Electronic Funds Transfer Act and Regulation E promulgated thereunder, which govern automatic deposits to and withdrawals from deposit accounts and customers’ rights and liabilities arising from the use of automated teller machines and other electronic banking services; and

•	Check Clearing for the 21st Century Act (also known as “Check 21”), which gives “substitute checks,” such as digital check images and copies made from that image, the same legal standing as the original paper check.

Holding Company Regulation

General. As a savings and loan holding company, Old Sugar Creek is, and New Sugar Creek will be, subject to Federal Reserve Board regulations, examinations, supervision, reporting requirements and regulations regarding its activities. Among other things, this authority permits the Federal Reserve Board to restrict or prohibit activities that are determined to be a serious risk to Tempo Bank.

Pursuant to federal law and regulations and policy, a savings and loan holding company such as New Sugar Creek may generally engage in the activities permitted for financial holding companies under Section 4(k) of the Bank Holding Company Act and certain other activities that have been authorized for savings and loan holding companies by regulation.

Federal law prohibits a savings and loan holding company from, directly or indirectly or through one or more subsidiaries, acquiring more than 5% of the voting stock of another savings association, or savings and loan holding company thereof, without prior written approval of the Federal Reserve Board or from acquiring or retaining, with certain exceptions, more than 5% of a non-subsidiary holding company or savings association. A savings and loan holding company is also prohibited from acquiring more than 5% of a company engaged in activities other than those authorized by federal law or acquiring or retaining control of a depository institution that is not insured by the FDIC. In evaluating applications by holding companies to acquire savings associations, the Federal Reserve Board must consider the financial and managerial resources and future prospects of the company and institution involved, the effect of the acquisition on the risk to the insurance funds, the convenience and needs of the community and competitive factors.

The Federal Reserve Board is prohibited from approving any acquisition that would result in a multiple savings and loan holding company controlling savings associations in more than one state, except: (i) the approval of interstate supervisory acquisitions by savings and loan holding companies; and (ii) the acquisition of a savings association in another state if the laws of the state of the target savings association specifically permit such acquisitions. The states vary in the extent to which they permit interstate savings and loan holding company acquisitions.

Capital Requirements. Savings and loan holding companies historically have not been subject to consolidated regulatory capital requirements. However, in July 2013, the Federal Reserve Board approved a new rule that implements the “Basel III” regulatory capital reforms and changes required by the Dodd-Frank Act. The final rule established consolidated capital requirements for many savings and loan holding companies, including New Sugar Creek. See “Regulation and Supervision—Federal Banking Regulation—Capital Requirements.”

Source of Strength. The Dodd-Frank Act also extends the “source of strength” doctrine to savings and loan holding companies. The regulatory agencies must promulgate regulations implementing the “source of strength” policy that holding companies act as a source of strength to their subsidiary depository institutions by providing capital, liquidity and other support in times of financial stress.

Dividends and Stock Repurchases. The Federal Reserve Board has the power to prohibit dividends by savings and loan holding companies if their actions constitute unsafe or unsound practices. The Federal Reserve Board has issued a policy statement on the payment of cash dividends by bank holding companies, which also applies to savings and loan holding companies and which expresses the Federal Reserve Board’s view that a holding company should pay cash dividends only to the extent that the company’s net income for the past year is sufficient to cover both the cash dividends and a rate of earnings retention that is consistent with the company’s capital needs, asset quality and overall financial condition. The Federal Reserve Board also indicated that it would be inappropriate for a holding company experiencing serious financial problems to borrow funds to pay dividends. Under the prompt corrective action regulations, the Federal Reserve Board may prohibit a bank holding company from paying any dividends if the holding company’s bank subsidiary is classified as “undercapitalized.”

Federal Reserve Board policy also provides that a holding company should inform the Federal Reserve Board supervisory staff prior to redeeming or repurchasing common stock or perpetual preferred stock if the holding company is experiencing financial weaknesses or if the repurchase or redemption would result in a net reduction, as of the end of a quarter, in the amount of such equity instruments outstanding compared with the beginning of the quarter in which the redemption or repurchase occurred.

Acquisition of New Sugar Creek. Under the Federal Change in Bank Control Act, a notice must be submitted to the Federal Reserve Board if any person (including a company), or group acting in concert, seeks to acquire direct or indirect

“control” of a savings and loan holding company or savings association. Under certain circumstances, a change of control may occur, and prior notice is required, upon the acquisition of 10% or more of the outstanding voting stock of the company or institution, unless the Federal Reserve Board has found that the acquisition will not result in a change of control. Under the Change in Control Act, the Federal Reserve Board generally has 60 days from the filing of a complete notice to act, taking into consideration certain factors, including the financial and managerial resources of the acquirer and the anti-trust effects of the acquisition. Any company that acquires control would then be subject to regulation as a savings and loan holding company.

Emerging Growth Company Status. The JOBS Act, which was enacted in April 2012, has made numerous changes to the federal securities laws to facilitate access to capital markets. Under the JOBS Act, a company with total annual gross revenues of less than $1.0 billion during its most recently completed fiscal year qualifies as an “emerging growth company.” New Sugar Creek qualifies as an emerging growth company under the JOBS Act.

An “emerging growth company” may choose not to hold stockholder votes to approve annual executive compensation (more frequently referred to as “say-on-pay” votes) or executive compensation payable in connection with a merger (more frequently referred to as “say-on-golden parachute” votes). An emerging growth company also is not subject to the requirement that its auditors attest to the effectiveness of the company’s internal control over financial reporting, and can provide scaled disclosure regarding executive compensation; however, New Sugar Creek will also not be subject to the auditor attestation requirement or additional executive compensation disclosure so long as it remains a “smaller reporting company” under Securities and Exchange Commission regulations (generally less than $75 million of voting and non-voting equity held by non-affiliates). Finally, an emerging growth company may elect to comply with new or amended accounting pronouncements in the same manner as a private company, but must make such election when the company is first required to file a registration statement. Such an election is irrevocable during the period a company is an emerging growth company. New Sugar Creek has elected to comply with new or amended accounting pronouncements in the same manner as a private company.

A company loses emerging growth company status on the earlier of: (i) the last day of the fiscal year of the company during which it had total annual gross revenues of $1.0 billion or more; (ii) the last day of the fiscal year of the issuer following the fifth anniversary of the date of the first sale of common equity securities of the company pursuant to an effective registration statement under the Securities Act of 1933; (iii) the date on which such company has, during the previous three-year period, issued more than $1.0 billion in non-convertible debt; or (iv) the date on which such company is deemed to be a “large accelerated filer” under Securities and Exchange Commission regulations (generally, at least $700 million of voting and non-voting equity held by non-affiliates).

FEDERAL AND STATE TAXATION

Federal Income Taxation

General. We report our income on a fiscal year basis using the accrual method of accounting. The federal income tax laws apply to us in the same manner as to other corporations with some exceptions, including particularly our reserve for bad debts discussed below. The following discussion of tax matters is intended only as a summary and does not purport to be a comprehensive description of the tax rules applicable to us. Our federal income tax returns have been either audited or closed under the statute of limitations through tax year 2008. For its 2013 fiscal year, Old Sugar Creek’s maximum federal income tax rate was 34.0%.

New Sugar Creek and Tempo Bank will enter into a tax allocation agreement. Because New Sugar Creek will own 100% of the issued and outstanding capital stock of Tempo Bank, New Sugar Creek and Tempo Bank will be members of an affiliated group within the meaning of Section 1504(a) of the Internal Revenue Code, of which group New Sugar Creek is the common parent corporation. As a result of this affiliation, Tempo Bank may be included in the filing of a consolidated federal income tax return with New Sugar Creek and, if a decision to file a consolidated tax return is made, the parties agree to compensate each other for their individual share of the consolidated tax liability and/or any tax benefits provided by them in the filing of the consolidated federal income tax return.

Bad Debt Reserves. For fiscal years beginning before 1996, thrift institutions that qualified under certain definitional tests and other conditions of the Internal Revenue Code were permitted to use certain favorable provisions to calculate their deductions from taxable income for annual additions to their bad debt reserve. A reserve could be established for bad debts on qualifying real property loans, generally secured by interests in real property improved or to be improved, under the percentage of taxable income method or the experience method. The reserve for nonqualifying loans was computed using the experience method. Federal legislation enacted in 1996 repealed the reserve method of accounting for bad debts and the percentage of taxable income method for tax years beginning after 1995 and required savings institutions to recapture or take into income certain portions of their accumulated bad debt reserves.

Distributions. If Tempo Bank makes “non-dividend distributions” to New Sugar Creek, the distributions will be considered to have been made from Tempo Bank’s unrecaptured tax bad debt reserves, including the balance of its reserves as of March 31, 1988, to the extent of the “non-dividend distributions,” and then from Tempo Bank’s supplemental reserve for losses on loans, to the extent of those reserves, and an amount based on the amount distributed, but not more than the amount of those reserves, will be included in Tempo Bank’s taxable income. Non-dividend distributions include distributions in excess of Tempo Bank’s current and accumulated earnings and profits, as calculated for federal income tax purposes, distributions in redemption of stock, and distributions in partial or complete liquidation. Dividends paid out of Tempo Bank’s current or accumulated earnings and profits will not be so included in Tempo Bank’s taxable income.

The amount of additional taxable income triggered by a non-dividend distribution is an amount that, when reduced by the tax attributable to the income, is equal to the amount of the distribution. Therefore, if Tempo Bank makes a non-dividend distribution to New Sugar Creek, approximately one and one-half times the amount of the distribution not in excess of the amount of the reserves would be includable in income for federal income tax purposes, assuming a 34% federal corporate income tax rate. Tempo Bank does not intend to pay dividends that would result in a recapture of any portion of its bad debt reserves.

State Taxation

New Sugar Creek and Old Sugar Creek are subject to the Illinois’ Corporate Income Tax at the rate of 7.0% and a 2.5% personal property tax replacement income tax on their base income. The base income is calculated by taking the federal taxable income and adding back certain items (e.g., state, municipal, and other interest income excluded from federal taxable income) and subtracting others (e.g., interest income from U.S. Treasury obligations).

THE CONVERSION AND OFFERING

This conversion is being conducted pursuant to a plan of conversion approved by the boards of directors of Sugar Creek MHC, Old Sugar Creek and Tempo Bank. The Federal Reserve Board has conditionally approved the plan of conversion; however, such approval does not constitute a recommendation or endorsement of the plan of conversion by such agency.

General

On December 3, 2013, the boards of directors of Sugar Creek MHC, Old Sugar Creek and Tempo Bank unanimously adopted the plan of conversion. The second-step conversion that we are now undertaking involves a series of transactions by which we will convert our organization from the partially public mutual holding company form to the fully public stock holding company structure. Under the plan of conversion, Tempo Bank will convert from the mutual holding company form of organization to the stock holding company form of organization and become a wholly owned subsidiary of New Sugar Creek, a newly formed Maryland corporation. Current shareholders of Old Sugar Creek, other than Sugar Creek MHC, will receive shares of New Sugar Creek common stock in exchange for their shares of Old Sugar Creek common stock. Following the conversion and offering, Old Sugar Creek and Sugar Creek MHC will no longer exist.

The conversion to a stock holding company structure also includes the offering by New Sugar Creek of its common stock to eligible depositors and borrowers of Tempo Bank in a subscription offering and, if necessary, to members of the general public through a community offering and/or a syndicate of registered broker-dealers. The amount of capital being raised in the offering is based on an independent appraisal of New Sugar Creek. Most of the terms of the offering are required by the regulations of the Federal Reserve Board.

Consummation of the conversion and offering requires the approval of the Federal Reserve Board. In addition, pursuant to Federal Reserve Board regulations, consummation of the conversion and offering is conditioned upon the approval of the plan of conversion by (1) at least a majority of the total number of votes eligible to be cast by depositors and borrowers of Tempo Bank, (2) the holders of at least two-thirds of the outstanding shares of Old Sugar Creek common stock and (3) the holders of at least a majority of the outstanding shares of common stock of Old Sugar Creek, excluding shares held by Sugar Creek MHC.

The Federal Reserve Board approved our plan of conversion, subject to, among other things, approval of the plan of conversion by Sugar Creek MHC’s members (depositors and certain borrowers of Tempo Bank) and Old Sugar Creek’s shareholders. Meetings of Sugar Creek MHC’s members and Old Sugar Creek’s shareholders have been called for this purpose.

Funds received before completion of the subscription and community offerings will be maintained in a segregated account at Tempo Bank. If we fail to receive the necessary shareholder or member approval, or if we cancel the conversion and offering for any reason, orders for common stock already submitted will be canceled, subscribers’ funds will be returned promptly with interest calculated at Tempo Bank’s passbook savings rate and all deposit account withdrawal holds will be canceled. We will not make any deduction from the returned funds for the costs of the offering.

The following is a brief summary of the pertinent aspects of the conversion and offering. A copy of the plan of conversion is available from Tempo Bank upon request and is available for inspection at the offices of Tempo Bank and at the Federal Reserve Board. The plan of conversion is also filed as an exhibit to the registration statement, of which this prospectus forms a part, that New Sugar Creek has filed with the Securities and Exchange Commission. See “Where You Can Find More Information.”

Reasons for the Conversion and Offering

After considering the advantages and disadvantages of the conversion and offering, the boards of directors of Sugar Creek MHC, Old Sugar Creek and Tempo Bank unanimously approved the conversion and offering as being in the best interests of Old Sugar Creek and Tempo Bank and their respective shareholders and customers. The board of directors concluded that the conversion and offering provides a number of advantages that will be important to our future growth and performance and that outweigh the disadvantages of the conversion and offering.

Our primary reasons for the conversion and offering are the following:

•	Eliminate the uncertainties associated with the mutual holding company structure under financial reform legislation. Under the Dodd-Frank Act, the Federal Reserve Board became the federal regulator of all savings and loan holding companies and mutual holding companies, which has resulted in changes in regulations applicable to Sugar Creek MHC and Old Sugar Creek. Among other things, these changes have adversely affected our ability to pay cash dividends to our stockholders, including the ability of Sugar Creek MHC to waive any dividends declared by Old Sugar Creek. The conversion will eliminate our mutual holding company structure and will enable us to pay dividends to our stockholders, subject to the customary legal, regulatory and financial considerations applicable to all financial institutions. See “Our Dividend Policy.” It also will eliminate the risk that the Federal Reserve Board will amend existing regulations applicable to the conversion process in a manner disadvantageous to our public stockholders or depositors.

•	Transition us to a more familiar and flexible organizational structure. The stock holding company structure is a more familiar form of organization, which we believe will make our common stock more appealing to investors, and will give us greater flexibility to access the capital markets through possible future equity and debt offerings, although we have no current plans, agreements or understandings regarding any additional securities offerings.

•	Enhance our regulatory capital position. A strong capital position is essential to achieving our long-term objective of building stockholder value. While Tempo Bank exceeds all regulatory capital requirements, the proceeds from the offering will greatly strengthen our capital position and enable us to support our planned growth and any potential expansion. Minimum regulatory capital requirements will also increase in the future under recently adopted regulations, and compliance with these new requirements will be essential to the continued implementation of our business strategy.

•	Facilitate future mergers and acquisitions. Although we do not currently have any understandings or agreements regarding any specific acquisition transaction, the stock holding company structure will give us greater flexibility to structure, and make us a more attractive and competitive bidder for, mergers and acquisitions of other financial institutions as opportunities arise. The additional capital raised in the offering also will enable us to consider larger merger transactions. In addition, although we intend to remain an independent financial institution, the stock holding company structure may make us a more attractive acquisition candidate for other institutions. Applicable regulations prohibit the acquisition of New Sugar Creek for three years following completion of the conversion.

•	Improve the liquidity of our shares of common stock. The larger number of shares that will be outstanding after completion of the conversion and offering is expected to result in a more liquid and active market for New Sugar Creek common stock. A more liquid and active market will make it easier for our stockholders to buy and sell our common stock and will give us greater flexibility in implementing capital management strategies.

The disadvantage of the conversion and offering considered by board of directors is the fact that operating in the stock holding company form of organization could subject Tempo Bank to contests for corporate control. The board of directors determined that the advantages of the conversion and offering outweighed this disadvantage.

Description of the Conversion

New Sugar Creek has been incorporated under Maryland law as a first-tier wholly owned subsidiary of Old Sugar Creek. To effect the conversion, the following will occur:

•	Sugar Creek MHC will merge with and into Old Sugar Creek, with Old Sugar Creek as the surviving entity; and

•	Old Sugar Creek will merge with and into New Sugar Creek, with New Sugar Creek as the surviving entity.

As a result of the series of mergers described above, Tempo Bank will become a wholly owned subsidiary of New Sugar Creek and the outstanding shares of Old Sugar Creek common stock held by persons other than Sugar Creek MHC (i.e., “public shareholders”) will be converted into a number of shares of New Sugar Creek common stock that will result in the holders of such shares owning in the aggregate approximately the same percentage of New Sugar Creek common stock to be outstanding upon the completion of the conversion and offering (i.e., the common stock issued in the offering plus the shares issued in exchange for shares of Old Sugar Creek common stock) as the percentage of Old Sugar Creek common stock owned by them in the aggregate immediately before consummation of the conversion and offering, as adjusted to reflect the assets of Sugar Creek MHC and before giving effect to (1) the payment of cash in lieu of issuing fractional exchange shares and (2) any shares of common stock purchased by public shareholders in the offering.

Share Exchange Ratio for Current Shareholders

Federal Reserve Board regulations provide that in a conversion from mutual holding company to stock holding company form, the public shareholders will be entitled to exchange their shares for common stock of the stock holding company, provided that the mutual holding company demonstrates to the satisfaction of the Federal Reserve Board that the basis for the exchange is fair and reasonable. Under the plan of conversion, each publicly held share of Old Sugar Creek common stock will, on the effective date of the conversion and offering, be converted automatically into and become the right to receive a number of new shares of New Sugar Creek common stock. The number of new shares of common stock will be determined pursuant to an exchange ratio that ensures that the public shareholders of Old Sugar Creek common stock will own approximately the same percentage of common stock in New Sugar Creek after the conversion and offering as they held in Old Sugar Creek immediately before the conversion and offering, adjusted to reflect the assets of Sugar Creek MHC and before giving effect to (1) the payment of cash in lieu of fractional shares and (2) their purchase of additional shares in the offering. At September 30, 2013, there were 895,027 shares of Old Sugar Creek common stock outstanding, of which 396,243 were held by persons other than Sugar Creek MHC. The exchange ratio is not dependent on the market value of Old Sugar Creek common stock. It will be calculated based on the percentage of Old Sugar Creek common stock held by the public, the appraisal of New Sugar Creek prepared by RP Financial and the number of shares sold in the offering.

The following table shows how the exchange ratio will adjust, based on the number of shares sold in the offering. The table also shows how many shares an owner of 100 shares of Old Sugar Creek common stock would receive in the exchange, based on the number of shares sold in the offering.

	Shares to be Sold in the Offering		Shares to be Exchanged for Existing Shares of Old Sugar Creek		Total Shares of Common Stock to be Outstanding	Exchange Ratio	Equivalent per Share Value (1)	Equivalent Pro Forma Book Value per Exchanged Share (2)	Shares to be Received for 100 Existing Shares (3)
	Amount	Percent	Amount	Percent
Minimum	455,358	56.4%	352,463	43.6%	807,821	0.8895	$6.23	$13.39	89
Midpoint	535,715	56.4%	414,662	43.6%	950,377	1.0465	$7.33	$13.93	105
Maximum	616,072	56.4%	476,861	43.6%	1,092,933	1.2035	$8.42	$14.48	120
Maximum, as adjusted	708,483	56.4%	548,390	43.6%	1,256,873	1.3840	$9.69	$15.11	138

(1)	Represents the value of shares of New Sugar Creek common stock received in the conversion by a holder of one share of Old Sugar Creek common stock at the exchange ratio, assuming a market price of $7.00 per share.
(2)	Represents the pro forma shareholders’ equity per share as of September 30, 2013 at each level of the offering range multiplied by the respective exchange ratio.
(3)	Cash will be paid instead of issuing any fractional shares.

How We Determined the Offering Range and the $7.00 Purchase Price

Federal regulations require that the aggregate purchase price of the securities sold in connection with the offering be based upon our estimated pro forma market value after the conversion (i.e., taking into account the expected receipt of proceeds from the sale of securities in the offering), as determined by an appraisal by an independent person experienced and expert in corporate appraisal. We have retained RP Financial, LC., which is experienced in the evaluation and appraisal of business entities, to prepare the appraisal. RP Financial will receive fees totaling $25,000 for its appraisal report, plus $2,500 for each appraisal update (of which there will be at least one more) and reasonable out-of-pocket expenses. We have agreed to indemnify RP Financial under certain circumstances against liabilities and expenses, including legal fees, arising out of, related to, or based upon the offering. RP Financial has not received any other compensation from us in the past two years.

RP Financial prepared the appraisal taking into account the pro forma impact of the offering. For its analysis, RP Financial undertook substantial investigations to learn about our business and operations. We supplied financial information, including annual financial statements, information on the composition of assets and liabilities, and other financial schedules. In addition to this information, RP Financial reviewed our conversion application as filed with the Federal Reserve Board and our registration statement as filed with the Securities and Exchange Commission. Furthermore, RP Financial visited our facilities and had discussions with our management. RP Financial did not perform a detailed individual analysis of the separate components of our assets and liabilities. We did not impose any limitations on RP Financial in connection with its appraisal.

In connection with its appraisal, RP Financial reviewed the following factors, among others:

•	the economic make-up of our primary market area;

•	our financial performance and condition in relation to publicly traded, fully converted financial institution holding companies that RP Financial deemed comparable to us;

•	the specific terms of the offering of our common stock;

•	the pro forma impact of the additional capital raised in the offering;

•	our proposed dividend policy;

•	conditions of securities markets in general; and

•	the market for thrift institution common stock in particular.

RP Financial’s independent valuation also utilized certain assumptions as to the pro forma earnings of New Sugar Creek after the offering. These assumptions included estimated expenses, an assumed after-tax rate of return on the net offering proceeds, and expenses related to the stock-based benefit plans of New Sugar Creek, including the employee stock ownership plan and the new equity incentive plan. The employee stock ownership plan and the new equity incentive plan are assumed to purchase 8.0% and 4.0%, respectively, of the shares of New Sugar Creek common stock sold in the offering. The new equity incentive plan is assumed to grant options to purchase the equivalent of 10.0% of the shares of New Sugar Creek common stock in the offering. See “Pro Forma Data” for additional information concerning these assumptions. The use of different assumptions may yield different results.

Consistent with Federal Reserve Board appraisal guidelines, RP Financial applied three primary methodologies to estimate the pro forma market value of our common stock: the pro forma price-to-book value approach applied to both reported book value and tangible book value; the pro forma price-to-earnings approach applied to reported and estimated core earnings; and the pro forma price-to-assets approach. The market value ratios applied in the three methodologies were based upon the current market valuations of a peer group of companies considered by RP Financial to be comparable to us, subject to valuation adjustments applied by RP Financial to account for differences between New Sugar Creek and the peer group.

In applying each of the valuation methods, RP Financial considered adjustments to our pro forma market value based on a comparison of New Sugar Creek with the peer group. RP Financial made downward adjustments for earnings, asset growth, liquidity of the stock and stock market conditions. No adjustments were made for financial condition, primary market area, dividend policy, management or the effect of government regulations and regulatory reform. Factors supporting the downward valuation adjustment for earnings included our lower profitability ratios, implied greater interest rate risk, and perceived more limited earnings growth potential. A downward valuation adjustment for asset growth was applied based in part on our recent asset shrinkage in comparison to asset growth by the peer group. A downward adjustment for liquidity was applied based on our lower expected market capitalization and number of common shares to be outstanding, along with the expectation that our shares will trade on the OTC Bulletin Board, versus the peer group, all of whom trade on NASDAQ. The valuation adjustment for stock market conditions took into consideration the prevailing stock market environment for the common stock of thrifts and their holding companies, which has increased in recent periods based on the performance of industry indices, but such increases have generally been relatively less than the stock market as a whole.

The peer group is comprised of publicly traded thrifts and savings and loan holding companies selected for inclusion in the valuation peer group based on consideration of some or all of the following factors: asset size, market area, recent earnings levels, asset quality and market capitalization. RP Financial placed primary emphasis on the price-to-tangible book value approach and placed lesser emphasis on the price-to-assets and price-to-earnings approaches in estimating pro forma market value.

The peer group consisted of ten publicly traded, fully converted, financial institution holding companies based in the Midwest region of the United States. The peer group included companies with:

•	average assets of $417 million;

•	average non-performing assets of 1.8% of total assets;

•	average tangible equity of 14.7% of total assets.

The appraisal peer group consists of the companies listed below. All companies in the peer group are listed on either the NASDAQ Global Market or the NASDAQ Capital Market.

Company Name and Ticker Symbol	Headquarters	Total Assets (1)
		(In millions)
Citizens Community Bancorp (CZWI)	Eau Claire, WI	$555
First Clover Leaf Financial Corp (FCLF).	Edwardsville, IL	647
IF Bancorp, Inc. (IROQ)	Watseka, IL	540
Jacksonville Bancorp, Inc. (JXSB)	Jacksonville, IL	318	(2)
LSB Financial Corp. (LSBI)	Lafayette, IN	355
LaPorte Bancorp, Inc. (LPSB)	La Porte, IN	500
Madison County Financial, Inc. (MCBK)	Madison, NE	277
Poage Bankshares, Inc. (PBSK)	Ashland, KY	291
Wayne Savings Bancshares, Inc. (WAYN)	Wooster, OH	400
Wolverine Bancorp, Inc. (WBKC)	Midland, MI	291

(1)	Asset size for all companies is as of September 30, 2013, except as noted.
(2)	Asset size as of December 31, 2013.

In accordance with the regulations of the Federal Reserve Board, a valuation range is established which ranges from 15% below to 15% above our pro forma market value. RP Financial has indicated that in its valuation as of January 17, 2014, our common stock’s estimated full market value was $6.7 million, resulting in a range from $5.7 million at the minimum to $7.7 million at the maximum. The aggregate offering price of the shares of common stock will be equal to the valuation range multiplied by 56.4%, which reflects the ownership interest that Sugar Creek MHC has in Old Sugar Creek adjusted to reflect the net assets of Sugar Creek MHC. The number of shares offered will be equal to the aggregate offering price divided by the price per share. Based on the valuation range, the percentage of Old Sugar Creek common stock owned by Sugar Creek MHC and the $7.00 price per share, the minimum of the offering range is 455,358 shares, the midpoint of the offering range is 535,715 shares, the maximum of the offering range is 616,072 shares and 15% above the maximum of the offering range is 708,483 shares. RP Financial will update its independent valuation before we complete our offering.

The following table presents a summary of selected pricing ratios for the peer group companies and the resulting pricing ratios for New Sugar Creek reflecting the pro forma impact of the offering, as calculated by RP Financial in its appraisal report of January 17, 2014. Compared to the average pricing ratios of the peer group, at the maximum of the offering range our common stock would be priced at a discount of 33.7% and 36.4% to the peer group on a price-to-book basis and on a price-to-tangible book basis, respectively, and a premium of 9.4% and 10.5% to the peer group on a price-to-earnings basis and a price-to-core earnings basis, respectively. This means that, at the maximum of the offering range, a share of our common stock would be less expensive than the peer group on a book value and tangible book value basis and more expensive than the peer group on a price-to-earnings and price-to-core earnings basis.

	Price to Earnings Multiple	Price to Core Earnings Multiple	Price to Book Value Ratio	Price to Tangible Book Value Ratio
New Sugar Creek (pro forma) (1):
Minimum	16.58x	16.98x	46.08%	46.08%
Midpoint	19.69x	20.17x	52.12	52.12
Maximum	22.86x	23.42x	57.66	57.66
Maximum, as adjusted	26.59x	27.24x	63.58	63.58
Pricing ratios of peer group companies as of January 17, 2014 (2):
Average	20.89x	21.19x	86.91%	90.72%
Median	17.22x	17.05x	86.52	90.18

(1)	Based on Old Sugar Creek data as of and for the twelve months ended December 31, 2013.
(2)	Based on earnings for the twelve months ended December 31, 2013 or the most recent date available and book value and tangible book value as of December 31, 2013 or the most recent date available.

Our board of directors reviewed RP Financial’s appraisal report, including the methodology and the assumptions used by RP Financial, and determined that the offering range was reasonable and adequate. Our board of directors has decided to offer the shares for a price of $7.00 per share. The purchase price of $7.00 per share was determined by us, taking into account, among other factors, the market price of our stock before adoption of the plan of conversion, the requirement under Federal Reserve Board regulations that the common stock be offered in a manner that will achieve the widest distribution of the stock, and desired liquidity in the common stock after the offering. Our board of directors also established the formula for determining the exchange ratio. Based upon such formula and the offering range, the exchange ratio ranged from a minimum of 0.8895 to a maximum of 1.3840 shares of New Sugar Creek common stock for each current share of Old Sugar Creek common stock, with a midpoint of 1.0465. Based upon this exchange ratio, we expect to issue between 352,463 and 476,861 shares of New Sugar Creek common stock to the holders of Old Sugar Creek common stock outstanding immediately before the completion of the conversion and offering.

Our board of directors considered the appraisal when recommending that shareholders and members approve the plan of conversion. However, our board of directors makes no recommendation of any kind as to the advisability of purchasing shares of common stock.

Since the outcome of the offering relates in large measure to market conditions at the time of sale, it is not possible for us to determine the exact number of shares that we will issue at this time. The offering range may be amended, with the approval of the Federal Reserve Board, if necessitated by developments following the date of the appraisal in, among other things, market conditions, our financial condition or operating results, regulatory guidelines or national or local economic conditions.

If, upon expiration of the offering, at least the minimum number of shares are subscribed for, RP Financial, after taking into account factors similar to those involved in its prior appraisal, will determine its estimate of our pro forma market value. If, as a result of regulatory considerations, demand for the shares or changes in market conditions, RP Financial determines that our pro forma market value has increased, we may sell up to 708,483 shares and issue up to 548,390 shares in the exchange without any further notice to you.

No shares will be sold unless RP Financial confirms that, to the best of its knowledge and judgment, nothing of a material nature has occurred that would cause it to conclude that the actual total purchase price of the shares on an aggregate basis was materially incompatible with its appraisal. If, however, the facts do not justify that statement, a new offering range may be set, in which case all funds would be promptly returned and holds on funds authorized for withdrawal from deposit accounts will be released and all subscribers would be given the opportunity to place a new order. If the offering is terminated, all subscriptions will be canceled and subscription funds will be returned promptly with interest, and holds on funds authorized for withdrawal from deposit accounts will be released. If RP Financial establishes a new valuation range, it must be approved by the Federal Reserve Board.

In formulating its appraisal, RP Financial relied upon the truthfulness, accuracy and completeness of all documents we furnished to it. RP Financial also considered financial and other information from regulatory agencies, other financial institutions, and other public sources, as appropriate. While RP Financial believes this information to be reliable, RP Financial does not guarantee the accuracy or completeness of the information and did not independently verify the financial statements and other data provided by us or independently value our assets or liabilities. The appraisal is not intended to be, and must not be interpreted as, a recommendation of any kind as to the advisability of purchasing shares of common stock. Moreover, because the appraisal must be based on many factors that change periodically, there is no assurance that purchasers of shares in the offering will be able to sell shares after the offering at prices at or above the purchase price.

Copies of the appraisal report of RP Financial, including any amendments to the report, and the detailed memorandum of the appraiser setting forth the method and assumptions for such appraisal are available for inspection at our main office and the other locations specified under “Where You Can Find More Information.”

Subscription Offering and Subscription Rights

Under the plan of conversion, we have granted rights to subscribe for our common stock to the following persons in the following order of priority:

1.	Persons with aggregate balances of $50 or more on deposit at Tempo Bank as of the close of business on September 30, 2012 (“eligible account holders”).

2.	Our employee stock ownership plan.

3.	Persons with aggregate balances of $50 or more on deposit at Tempo Bank as of the close of business on December 31, 2013 who are not eligible in category 1 above (“supplemental eligible account holders”).

4.	Tempo Bank’s depositors as of the close of business on January 31, 2014, who are not in categories 1 or 3 above and borrowers of Tempo Bank as of September 19, 1989 who continue to be borrowers as of January 31, 2014 (“other members”).

The amount of common stock that any person may purchase will depend on the availability of the common stock after satisfaction of all subscriptions having prior rights in the subscription offering and to the maximum and minimum purchase limitations set forth in the plan of conversion. See “—Limitations on Purchases of Shares.” All persons on a single joint deposit account will be counted as a single subscriber to determine the maximum amount that may be subscribed for by an individual in the offering.

Priority 1: Eligible Account Holders. Subject to the purchase limitations as described below under “—Limitations on Purchases of Shares,” each eligible account holder has the right to subscribe for up to the greater of:

•	$154,000 of common stock (which equals 22,000 shares); or

•	one-tenth of 1% of the total offering of common stock; or

•	15 times the product, rounded down to the next whole number, obtained by multiplying the total number of shares of common stock to be sold by a fraction of which the numerator is the amount of qualifying deposits of the eligible account holder and the denominator is the total amount of qualifying deposits of all eligible account holders.

If there are insufficient shares to satisfy all subscriptions by eligible account holders, shares first will be allocated so as to permit each subscribing eligible account holder, if possible, to purchase a number of shares sufficient to make the person’s total allocation equal 100 shares or the number of shares actually subscribed for, whichever is less. After that, unallocated shares will be allocated among the remaining subscribing eligible account holders whose subscriptions remain unfilled in the proportion that the amounts of their respective qualifying deposits bear to the total qualifying deposits of all remaining eligible account holders whose subscriptions remain unfilled. Subscription rights of eligible account holders who are also executive officers or directors of Old Sugar Creek or Tempo Bank or their associates will be subordinated to the subscription rights of other eligible account holders to the extent attributable to increased deposits in Tempo Bank in the one year period preceding September 30, 2012.

To ensure a proper allocation of stock, each eligible account holder must list on his or her stock order form all deposit accounts in which such eligible account holder had an ownership interest at September 30, 2012. Failure to list an account, or providing incomplete or incorrect information, could result in the loss of all or part of a subscriber’s stock allocation.

Priority 2: Tax-Qualified Employee Benefit Plans. Our tax-qualified employee benefit plans (other than our 401(k) plan) have the right to purchase up to 10% of the shares of common stock issued in the offering. As a tax-qualified employee benefit plan, our employee stock ownership plan intends to purchase 8.0% of the shares sold in the offering. Subscriptions by the employee stock ownership plan will not be aggregated with shares of common stock purchased by any other participants in the offering, including subscriptions by our officers and directors, for the purpose of applying the purchase limitations in the plan of conversion. If we increase the number of shares offered above the maximum of the offering range, the employee stock ownership plan will have a first priority right to purchase any shares exceeding that amount up to the amount of its subscription. If the plan’s subscription is not filled in its entirety due to oversubscription or by choice, the employee stock ownership plan may purchase shares after the offering in the open market or directly from us, with the approval of the Federal Reserve Board.

Priority 3: Supplemental Eligible Account Holders. Subject to the purchase limitations as described below under “—Limitations on Purchases of Shares,” each supplemental eligible account holder has the right to subscribe for up to the greater of:

•	$154,000 of common stock (which equals 22,000 shares); or

•	one-tenth of 1% of the total offering of common stock; or

•	15 times the product, rounded down to the next whole number, obtained by multiplying the total number of shares of common stock to be sold by a fraction of which the numerator is the amount of qualifying deposits of the supplemental eligible account holder and the denominator is the total amount of qualifying deposits of all supplemental eligible account holders.

If eligible account holders and the employee stock ownership plan subscribe for all of the shares being sold, no shares will be available for supplemental eligible account holders. If shares are available for supplemental eligible account holders but there are insufficient shares to satisfy all subscriptions by supplemental eligible account holders, shares first will be allocated so as to permit each subscribing supplemental eligible account holder, if possible, to purchase a number of shares sufficient to make the person’s total allocation equal 100 shares or the number of shares actually subscribed for, whichever is less. After that, unallocated shares will be allocated among the remaining subscribing supplemental eligible account holders whose subscriptions remain unfilled in the proportion that the amounts of their respective qualifying deposits bear to the total qualifying deposits of all remaining supplemental eligible account holders whose subscriptions remain unfilled.

To ensure a proper allocation of stock, each supplemental eligible account holder must list on his or her stock order form all deposit accounts in which such supplemental eligible account holder had an ownership interest at December 31, 2013. Failure to list an account, or providing incomplete or incorrect information, could result in the loss of all or part of a subscriber’s stock allocation.

Priority 4: Other Members. Subject to the purchase limitations as described below under “—Limitations on Purchases of Shares,” each other member has the right to purchase up to the greater of $154,000 of common stock (which equals 22,000 shares) or one-tenth of 1% of the total offering of common stock. If eligible account holders, the employee stock ownership plan and supplemental eligible account holders subscribe for all of the shares being sold, no shares will be available for other members. If shares are available for other members but there are not sufficient shares to satisfy all subscriptions by other members, shares first will be allocated so as to permit each subscribing other member, if possible, to purchase a number of shares sufficient to make the person’s total allocation equal 100 shares or the number of shares actually subscribed for, whichever is less. After that, unallocated shares will be allocated among the remaining subscribing other members whose subscriptions remain unfilled in the proportion that each other member’s subscription bears to the total subscriptions of all such subscribing other members whose subscriptions remain unfilled.

To ensure a proper allocation of stock, each other member must list on his or her stock order form all deposit accounts and loans in which such other member had an ownership interest at January 31, 2014. Failure to list an account or providing incomplete or incorrect information could result in the loss of all or part of a subscriber’s stock allocation.

Expiration Date for the Subscription and Community Offerings. The subscription offering, and all subscription rights under the plan of conversion, will terminate at 2:00 p.m., Central time, on March 18, 2014. We will not accept orders for common stock in the subscription offering received after that time. We will make reasonable attempts to provide a prospectus and related offering materials to holders of subscription rights; however, all subscription rights will expire on the expiration date whether or not we have been able to locate each person entitled to subscription rights.

If the sale of the common stock is not completed by May 2, 2014 and regulatory approval of an extension has not been granted, all funds received will be returned promptly in full with interest calculated at Tempo Bank’s passbook savings rate and without deduction of any fees and all withdrawal authorizations will be canceled. If we receive approval of the Federal Reserve Board to extend the time for completing the offering, we will notify all subscribers of the duration of the extension, and subscribers will have the right to confirm, change or cancel their purchase orders. If we do not receive a response from a subscriber to any resolicitation, the subscriber’s order will be rescinded and all funds received will be returned promptly with interest and withdrawal authorizations will be canceled. No single extension can exceed 90 days. The offering must be completed no later than 24 months after Sugar Creek MHC’s members approve the plan of conversion.

Restrictions on Transfer of Subscription Rights and Shares. Subscription rights are nontransferable. You may not transfer, or enter into any agreement or understanding to transfer, the legal or beneficial ownership of your subscription rights issued under the plan of conversion or the shares of common stock to be issued upon exercise of your subscription rights. Your subscription rights may be exercised only by you and only for your own account. When registering your stock purchase on the order form, you should not add the name(s) of persons who have no subscription rights or who qualify in a lower purchase priority than you do. Doing so may jeopardize your subscription rights. If you exercise your subscription rights, you will be required to certify on the order form that you are purchasing shares solely for your own account and that you have no agreement or understanding regarding the sale or transfer of such shares. Federal regulations also prohibit any person from offering, or making an announcement of an offer or intent to make an offer, to purchase such subscription rights or a subscriber’s shares of common stock before the completion of the offering.

If you sell or otherwise transfer your rights to subscribe for common stock in the subscription offering or subscribe for common stock on behalf of another person, you may forfeit those rights and face possible further sanctions and penalties imposed by the Federal Reserve Board or another agency of the U.S. Government. Illegal transfers of subscription rights, including agreements made before completion of the offering to transfer shares after the offering, have been subject to enforcement actions by the Securities and Exchange Commission as violations of Rule 10b-5 of the Securities Exchange Act of 1934.

We intend to report to the Federal Reserve Board and the Securities and Exchange Commission anyone who we believe sells or gives away their subscription rights. We will pursue any and all legal and equitable remedies in the event we become aware of the transfer of subscription rights, and we will not honor orders that we believe involve the transfer of subscription rights.

Community Offering

To the extent that shares remain available for purchase after satisfaction of all subscriptions received in the subscription offering, we may, in our discretion, offer shares in a community offering. In the community offering, preference will be given first to natural persons and trusts of natural persons who are residents of Clinton, Madison and St. Clair Counties, Illinois (“community residents”), second to shareholders of Old Sugar Creek as of January 31, 2014 and finally to members of the general public.

We will consider a person to be resident of a particular county if he or she occupies a dwelling in the county, has the intent to remain for a period of time, and manifests the genuineness of that intent by establishing an ongoing physical presence together with an indication that such presence is something other than merely transitory in nature. We may utilize deposit or loan records or other evidence provided to us to make a determination as to a person’s resident status. In all cases, the determination of residence status will be made by us in our sole discretion.

Subject to the purchase limitations as described below under “—Limitations on Purchases of Shares,” purchasers in the community offering are eligible to purchase up to $154,000 of common stock (which equals 22,000 shares). If shares are available for community residents in the community offering but there are insufficient shares to satisfy all of their orders, the available shares will be allocated first to each community resident whose order we accept in an amount equal to the lesser of 100 shares or the number of shares ordered by each such subscriber, if possible. After that, unallocated shares will be allocated among the remaining community residents whose orders remain unsatisfied on an equal number of shares per order basis until all available shares have been allocated. If, after filling the orders of community residents in the community offering, shares are available for shareholders of Old Sugar Creek in the community offering but there are insufficient shares to satisfy all orders, shares will be allocated in the same manner as for community residents. The same allocation method would apply if oversubscription occurred among the general public.

We expect that the community offering, if held, will terminate at the same time as the subscription offering, although it may continue without notice to you until May 2, 2014, or longer if the Federal Reserve Board approves a later date. No single extension may exceed 90 days. If we receive regulatory approval for an extension beyond May 2, 2014, all subscribers will be notified of the duration of the extension, and will have the right to confirm, change or cancel their orders. If we do not receive a response from a subscriber to any resolicitation, the subscriber’s order will be rescinded and all funds received will be promptly returned with interest.

The opportunity to subscribe for shares of common stock in the community offering is subject to our right to reject orders, in whole or part, either at the time of receipt of an order or as soon as practicable following the expiration date of the offering. If your order is rejected in part, you will not have the right to cancel the remainder of your order.

Syndicated Community Offering

All shares of common stock not purchased in the subscription and community offerings may be offered for sale to the general public in a syndicated community offering. Keefe, Bruyette & Woods may facilitate the syndicated community offering by making arrangements with other brokers-dealers who are member firms of the Financial Industry Regulatory

Authority (“FINRA”) to act as assisting brokers in the syndicated community offering. Neither Keefe, Bruyette & Woods nor any registered broker-dealer will have any obligation to take or purchase any shares of the common stock in the syndicated community offering; however, Keefe, Bruyette & Woods has agreed to use its best efforts in the sale of shares in any syndicated community offering. The syndicated community offering would terminate no later than 45 days after the expiration of the subscription offering, unless extended by us, with approval of the Federal Reserve Board. See “—Community Offering” above for a discussion of rights of subscribers if an extension is granted.

Common stock sold in the syndicated community offering also will be sold at the $7.00 per share purchase price. Purchasers in the syndicated community offering are eligible to purchase up to $154,000 of common stock (which equals 22,000 shares). We may begin the syndicated community offering at any time following the commencement of the subscription offering.

The opportunity to subscribe for shares of common stock in the syndicated community offering is subject to our right in our sole discretion to accept or reject orders, in whole or part, either at the time of receipt of an order or as soon as practicable following the expiration date of the offering. If your order is rejected in part, you will not have the right to cancel the remainder of your order.

Persons participating in the syndicated community offering must submit a properly completed original stock order form and submit full payment for the shares subscribed for. See “—Procedure for Purchasing Shares in the Subscription, Community and Syndicated Community Offerings.”

If for any reason we cannot affect a syndicated community offering of shares of common stock not purchased in the subscription and community offerings, or in the event that there are a significant number of shares remaining unsold after such offerings, we will try to make other arrangements for the sale of unsubscribed shares, if possible. The Federal Reserve Board and FINRA must approve any such arrangements. If other purchase arrangements cannot be made, we may: terminate the stock offering and promptly return all funds; promptly return all funds, set a new offering range and give all subscribers the opportunity to place a new order for shares of New Sugar Creek common stock; or take such other actions as may be permitted by the Federal Reserve Board, FINRA and the Securities and Exchange Commission.

Limitations on Purchases of Shares

In addition to the purchase limitations described above under “—Subscription Offering and Subscription Rights,” “—Community Offering” and “—Syndicated Community Offering,” the plan of conversion provides for the following purchase limitations:

•	Except for our employee stock ownership plan, no individual (or individuals exercising subscription rights through a single qualifying account held jointly) may purchase more than $154,000 of common stock (which equals 22,000 shares), subject to increase as described below.

•	Except for our employee stock ownership plan, no individual, together with any associates, and no group of persons acting in concert may purchase in all categories of the stock offering combined more than $154,000 of common stock (which equals 22,000 shares), subject to increase as described below.

•	Each subscriber must subscribe for a minimum of 25 shares.

•	Our directors and executive officers, together with their associates, may purchase in the aggregate up to 35.0% of the common stock sold in the offering.

•	The maximum number of shares of New Sugar Creek common stock that may be subscribed for or purchased in all categories of the stock offering combined by any person, together with associates of, or persons acting in concert with, such person, when combined with any shares of New Sugar Creek common stock to be received in exchange for shares of Old Sugar Creek common stock, may not exceed 9.9% of the total shares of New Sugar Creek common stock outstanding upon completion of the conversion and offering. This means that if you already own a significant number of shares, you may not be permitted to purchase the maximum number of shares in the offering. However, existing shareholders of Old Sugar Creek will not be required to sell any shares of Old Sugar Creek common stock or be limited from receiving any shares of New Sugar Creek common stock in exchange for their shares of Old Sugar Creek common stock or have to divest themselves of any shares of New Sugar Creek common stock received in exchange for their shares of Old Sugar Creek common stock as a result of this limitation. You will be required to obtain the approval or non-objection of the Federal Reserve Board prior to acquiring 10% or more of New Sugar Creek’s common stock.

We may, in our sole discretion, increase the individual and/or aggregate purchase limitations to up to 5.0% of the shares of common stock sold in the offering. We do not intend to increase the maximum purchase limitation unless market conditions warrant. If we decide to increase the purchase limitations, persons who subscribed in the subscription offering for the maximum number of shares of common stock and so indicate on their stock order forms, will be permitted to increase their subscriptions accordingly, subject to the rights and preferences of any person who has priority subscription rights.

Subject to approval by the Federal Reserve Board, if we increase the maximum purchase limitation to 5.0% of the shares of common stock sold in the offering, we may further increase the maximum purchase limitation to 9.9%, provided that orders for common stock exceeding 5.0% of the shares of common stock sold in the offering may not exceed in the aggregate 10.0% of the total shares of common stock sold in the offering.

The plan of conversion defines “acting in concert” to mean knowing participation in a joint activity or interdependent conscious parallel action towards a common goal whether or not by an express agreement or understanding; or a combination or pooling of voting or other interests in the securities of an issuer for a common purpose under any contract, understanding, relationship, agreement or other arrangement, whether written or otherwise. In general, a person who acts in concert with another party will also be deemed to be acting in concert with any person who is also acting in concert with that other party. We may presume that certain persons are acting in concert based upon, among other things, joint account relationships, individual accounts titled to the same address or the fact that persons reside at the same address or may have filed joint Schedules 13D or 13G with the Securities and Exchange Commission with respect to other companies. For purposes of the plan of conversion, our directors are not deemed to be acting in concert solely by reason of their board membership.

The plan of conversion defines “associate,” with respect to a particular person, to mean:

•	a corporation or organization other than Sugar Creek MHC, Old Sugar Creek or Tempo Bank or a majority-owned subsidiary of Sugar Creek MHC, Old Sugar Creek or Tempo Bank of which a person is a senior officer or partner or is, directly or indirectly, the beneficial owner of 10% or more of any class of equity securities of such corporation or organization;

•	a trust or other estate in which a person has a substantial beneficial interest or as to which a person serves as a trustee or a fiduciary; and

•	any person who is related by blood or marriage to such person and who lives in the same home as such person or who is a director or senior officer of Sugar Creek MHC, Old Sugar Creek or Tempo Bank or any of their subsidiaries.

For example, a corporation of which a person serves as an officer would be an associate of that person and, therefore, all shares purchased by the corporation would be included with the number of shares that the person could purchase individually under the purchase limitations described above. We have the right in our sole discretion to reject any order submitted by a person whose representations we believe to be false or who we otherwise believe, either alone or acting in concert with others, is violating or circumventing, or intends to violate or circumvent, the terms and conditions of the plan of conversion. Directors and officers are not treated as associates of each other solely by virtue of holding such positions. We have the sole discretion to determine whether prospective purchasers are “associates” or “acting in concert.”

Marketing Arrangements

To assist in the marketing of our common stock, we have retained Keefe, Bruyette & Woods, which is a broker-dealer registered with the FINRA. In its role as financial advisor, Keefe, Bruyette & Woods will assist us in the offering as follows:

•	consulting with us as to the financial and securities market implications of the plan of conversion and reorganization;

•	reviewing with our board of directors the financial impact of the offering on us, based upon the independent appraiser’s appraisal of the common stock;

•	reviewing all offering documents, including the prospectus, stock order forms and related offering materials (we are responsible for the preparation and filing of such documents);

•	assisting in the design and implementation of a marketing strategy for the offering;

•	assisting management in scheduling and preparing for meetings with potential investors and/or other broker-dealers in connection with the offering; and

•	providing such other general advice and assistance we may request to promote the successful completion of the offering.

For its services as financial advisor, Keefe, Bruyette & Woods will receive (i) a management fee of $40,000, which we have already paid to Keefe, Bruyette & Woods, and (ii) a success fee of $200,000. Included in the success fee is the management fee. We will also reimburse Keefe, Bruyette & Woods for all reasonable, documented out-of-pocket expenses related to the offering, including attorney’s fees, up to a maximum of $60,000. The reimbursable expenses may be increased under certain circumstances, but in no event shall they exceed $80,000.

In the event that Keefe, Bruyette & Woods sells shares of common stock through a group of broker-dealers in a syndicated offering, they will be paid a fee equal to 6.0% of the dollar amount of total shares sold in the syndicated offering. From this fee Keefe, Bruyette & Woods, Inc. will pass onto selected broker-dealers who assist in the syndicated offering an amount competitive with gross underwriting discounts. Keefe, Bruyette & Woods, Inc. will serve as sole book-running manager. All fees payable with respect to a syndicated offering will be in addition to fees payable with respect to the subscription and community offerings.

We will indemnify Keefe, Bruyette & Woods against liabilities and expenses, including legal fees, incurred in connection with certain claims or litigation arising out of or based upon untrue statements or omissions contained in the offering materials for the common stock, including liabilities under the Securities Act of 1933, as amended.

Some of our directors and executive officers may participate in the solicitation of offers to purchase common stock. These persons will be reimbursed for their reasonable out-of-pocket expenses incurred in connection with the solicitation. Other regular employees of Tempo Bank may assist in the offering, but only in ministerial capacities, and may provide clerical work in effecting a sales transaction. Sales activity will be conducted in a segregated area of Tempo Bank’s main office. Investment-related questions of prospective purchasers will be directed to executive officers or registered representatives of Keefe, Bruyette & Woods. Our other employees have been instructed not to solicit offers to purchase shares of common stock or provide advice regarding the purchase of common stock. We will rely on Rule 3a4-1 under the Securities Exchange Act of 1934, as amended, and sales of common stock will be conducted within the requirements of Rule 3a4-1, so as to permit officers, directors and employees to participate in the sale of common stock. None of our officers, directors or employees will be compensated in connection with their participation in the offering.

In addition, we have engaged Keefe, Bruyette & Woods to act as our conversion agent in connection with the conversion and offering. In its role as conversion agent, Keefe, Bruyette & Woods will assist us in the offering as follows: (1) consolidation of deposit accounts and vote calculation; (2) design and preparation of order forms and proxy cards; (3) organization and supervision of the Stock Information Center; (4) assistance with proxy solicitation and special meeting services; and (5) subscription services. For these services, Keefe, Bruyette & Woods will receive a fee of $15,000, of which $5,000 has been paid. The fees may be increased under certain circumstances, but in no event shall they exceed $20,000. In addition, Keefe, Bruyette & Woods will be reimbursed for its reasonable out of pocket expenses incurred in connection with its services as conversion agent up to $15,000. The reimbursable expenses may be increased under certain circumstances, but in no event shall they exceed $20,000.

You will be required to obtain the approval or non-objection of the Federal Reserve Board prior to acquiring 10% or more of New Sugar Creek’s common stock.

Keefe, Bruyette & Woods has not prepared any report or opinion constituting a recommendation or advice to us or to persons who subscribe for common stock, nor have they prepared an opinion as to the fairness to us of the purchase price or the terms of the common stock to be sold in the conversion and offering. Keefe, Bruyette & Woods does not express any opinion as to the prices at which common stock to be issued may trade.

Lock-up Agreements

We and each of our directors and executive officers, have agreed, for a period beginning on the date of this prospectus and ending 90 days after completion of the offering and conversion, without the prior written consent of Keefe, Bruyette &

Woods, directly or indirectly, not to (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of common stock or any securities convertible into or exchangeable or exercisable for common stock, or file any registration statement under the Securities Act, as amended, with respect to any of the foregoing or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of common stock, whether any such swap or transaction is to be settled by delivery of common stock or other securities, in cash or otherwise. The restricted period described above is subject to extension under limited circumstances. In the event that either (1) during the period that begins on the date that is 15 calendar days plus three (3) business days before the last day of the restricted period and ends on the last day of the restricted period, we issue an earnings release or material news or a material event relating to us occurs, or (2) prior to the expiration of the restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the restricted period, the restrictions set forth herein will continue to apply until the expiration of the date that a 15 calendar days plus three (3) business days after the date on which the earnings release is issued or the material news or event related to us occurs.

Prospectus Delivery

To ensure that each purchaser in the subscription and community offerings receives a prospectus at least 48 hours before the expiration date of the offering in accordance with Rule 15c2-8 of the Securities Exchange Act of 1934, we may not mail a prospectus any later than five days prior to the expiration date or hand deliver a prospectus any later than two days prior to that date. We are not obligated to deliver a prospectus or order form by means other than U.S. mail. Execution of an order form will confirm receipt of delivery of a prospectus in accordance with Rule 15c2-8. Stock order forms will be distributed only if preceded or accompanied by a prospectus.

Procedure for Purchasing Shares in the Subscription, Community and Syndicated Community Offerings

Use of Order Forms. To purchase shares of common stock in the subscription offering, the community offering or the syndicated community offering, you must submit a properly completed original stock order form and remit full payment. Incomplete stock order forms or stock order forms that are not signed are not required to be accepted. We are not required to accept stock orders submitted on photocopied or facsimiled stock order forms. All stock order forms must be received (not postmarked) prior to 2:00 p.m. Central time, on March 18, 2014, provided that order forms submitted in the syndicated community offering must be received by the termination date of that offering. We are not required to accept stock order forms that are not received by that time, are executed defectively or are received without submitting full payment or without appropriate deposit account withdrawal instructions. We are not required to notify purchasers of incomplete or improperly executed stock order forms. We have the right to waive or permit the correction of incomplete or improperly executed stock order forms, but we do not represent that we will do so.

You may submit your stock order form and payment in one of three ways: by mail using the stock order reply envelope provided; by overnight delivery to the Stock Information Center at the address noted on the stock order form; or by hand-delivery to Tempo Bank’s executive office located at 28 West Broadway, Trenton, Illinois. Hand-delivered stock order forms will only be accepted at this location. We will not accept stock order forms at any other banking office. Please do not mail stock order forms to Tempo Bank. Once tendered, a stock order form cannot be modified or revoked without our consent. We reserve the absolute right, in our sole discretion, to reject orders received in the community offering or the syndicated community offering, in whole or in part, at the time of receipt or at any time prior to completion of the offering.

If you are ordering shares in the subscription offering, by signing the stock order form you are representing that you are purchasing shares for your own account and that you have no agreement or understanding with any person for the sale or transfer of the shares.

By signing the stock order form, you will be acknowledging that the common stock is not a deposit or savings account and is not federally insured or otherwise guaranteed by Tempo Bank or any federal or state government, and that you received a copy of this prospectus. However, signing the stock order form will not cause you to waive your rights under the Securities Act of 1933 or the Securities Exchange Act of 1934. We have the right to reject any order submitted in the offering by a person who we believe is making false representations or who we otherwise believe, either alone or acting in concert with others, is violating, evading, circumventing, or intends to violate, evade or circumvent the terms and conditions of the plan of conversion. Our interpretation of the terms and conditions of the plan of conversion and of the acceptability of the stock order forms will be final.

Payment for Shares. Payment for all shares of common stock will be required to accompany all completed order forms for the purchase to be valid. Payment for shares may be made only by:

•	Personal check, bank check or money order made payable directly to “Sugar Creek Financial Corp.”; or

•	Authorization of withdrawal from the types of Tempo Bank deposit accounts provided for on the stock order form.

Appropriate means for designating withdrawals from deposit accounts at Tempo Bank are provided on the order forms. The funds designated must be available in the account(s) at the time the stock order form is received. A hold will be placed on these funds, making them unavailable to the depositor. Funds authorized for withdrawal will continue to earn interest within the account at the applicable contract rate until the offering is completed, at which time the designated withdrawal will be made. Interest penalties for early withdrawal applicable to certificate of deposit accounts will not apply to withdrawals authorized for the purchase of shares of common stock during the offering; however, if a withdrawal results in a certificate of deposit account with a balance less than the applicable minimum balance requirement, the certificate of deposit will be canceled at the time of withdrawal without penalty and the remaining balance will earn interest calculated at the current passbook savings rate subsequent to the withdrawal.

If payment is made by personal check, funds must be available in the account. Payments made by check or money order will be immediately cashed and placed in a segregated account at Tempo Bank and will earn interest calculated at Tempo Bank’s passbook savings rate from the date payment is received until the offering is completed, at which time a subscriber will be issued a check for interest earned.

You may not remit Tempo Bank line of credit checks, and we will not accept wire transfers or third-party checks, including those payable to you and endorsed over to New Sugar Creek. You may not designate on your stock order form a direct withdrawal from a Tempo Bank retirement account. See “—Using Retirement Account Funds to Purchase Shares” for information on using such funds. Additionally, you may not designate on your stock order form a direct withdrawal from Tempo Bank deposit accounts with check-writing privileges. Instead, a check should be provided. If you request a direct withdrawal, we reserve the right to interpret that as your authorization to treat those funds as if we had received a check for the designated amount, and we will immediately withdraw the amount from your checking account(s). If permitted by the Federal Reserve Board, in the event we resolicit large subscribers, as described in “—Limitations on Purchases of Shares,” those purchasers who wish to increase their purchases will not be able to use personal checks to pay for the additional shares, but instead must pay for the additional shares using immediately available funds. Wire transfers may be allowed.

Once we receive your executed stock order form, it may not be modified, amended or rescinded without our consent, unless the offering is not completed by May 2, 2014, in which event purchasers may be given the opportunity to increase, decrease or rescind their orders for a specified period of time.

Regulations prohibit Tempo Bank from lending funds or extending credit to any persons to purchase shares of common stock in the offering.

The employee stock ownership plan will not be required to pay for shares at the time it subscribes, but rather may pay for shares upon the completion of the offering; provided that there is in force, from the time of its subscription until the completion of the offering, a loan commitment from an unrelated financial institution or from us to lend to the employee stock ownership plan, at that time, the aggregate purchase price of the shares for which it subscribed.

In the syndicated community offering payments must be made in immediately available funds (bank check, money order, Tempo Bank deposit account withdrawal authorization or wire transfer). Personal checks will not be accepted.

Using Retirement Account Funds to Purchase Shares. A customer interested in using funds in his or her individual retirement account(s) (IRAs) or any other retirement account at Tempo Bank to purchase common stock must do so through a self-directed retirement account. Since we do not offer those accounts, before placing a stock order, a depositor must make a transfer of funds from Tempo Bank to a trustee (or custodian) offering a self-directed retirement account program (such as a brokerage firm). There will be no early withdrawal or Internal Revenue Service interest penalties for such transfers. The new trustee would hold the common stock in a self-directed account in the same manner as we now hold the depositor’s IRA funds. An annual administrative fee may be payable to the new trustee. Subscribers interested in using funds in a retirement account held at Tempo Bank or elsewhere to purchase common stock should contact the Stock

Information Center for assistance at least two weeks before the March 18, 2014 offering expiration date because processing such transactions takes additional time. Whether or not you may use retirement funds for the purchase of shares in the offering depends on timing constraints and, possibly, limitations imposed by the institution where the funds are held.

Termination of Offering. We reserve the right in our sole discretion to terminate the offering at any time and for any reason, in which case we will cancel any deposit account withdrawal authorizations and promptly return all funds submitted, with interest calculated at Tempo Bank’s passbook savings rate from the date of receipt.

Effects of Conversion on Deposits and Borrowers

General. Each depositor in Tempo Bank currently has both a deposit account in the institution and a pro rata ownership interest in the net worth of Sugar Creek MHC based upon the balance in his or her account. However, this ownership interest is tied to the depositor’s account and has no value separate from such deposit account. Furthermore, this ownership interest may only be realized in the unlikely event that Sugar Creek MHC is liquidated. In such event, the depositors of record at that time, as owners, would share pro rata in any residual surplus and reserves of Sugar Creek MHC after other claims are paid. Any depositor who opens a deposit account at Tempo Bank obtains a pro rata ownership interest in the net worth of Sugar Creek MHC without any additional payment beyond the amount of the deposit. A depositor who reduces or closes his or her account receives a portion or all of the balance in the account but nothing for his or her ownership interest in the net worth of Sugar Creek MHC, which is lost to the extent that the balance in the account is reduced. When a mutual holding company converts to stock holding company form, depositors lose all rights to the net worth of the mutual holding company, except the right to claim a pro rata share of funds representing the liquidation account established in connection with the conversion.

Continuity. While the conversion and offering are being accomplished, the normal business of Tempo Bank will continue without interruption, including being regulated by the OCC. After the conversion and offering, Tempo Bank will continue to provide services for depositors and borrowers under its current policies by its present management and staff.

The directors of Tempo Bank at the time of conversion will serve as directors of Tempo Bank after the conversion and offering. The board of directors of New Sugar Creek is composed of the individuals who serve on the board of directors of Old Sugar Creek. All officers of Tempo Bank at the time of conversion will retain their positions after the conversion and offering.

Deposit Accounts and Loans. The conversion and offering will not affect any deposit accounts or borrower relationships with Tempo Bank. All deposit accounts in Tempo Bank after the conversion and offering will continue to be insured up to the legal maximum by the FDIC in the same manner as such deposit accounts were insured immediately before the conversion and offering. The conversion and offering will not change the interest rate or the maturity of deposits at Tempo Bank.

After the conversion and offering, all loans of Tempo Bank will retain the same status that they had before the conversion and offering. The amount, interest rate, maturity and security for each loan will remain as they were contractually fixed before the conversion and offering.

Effect on Liquidation Rights. If Sugar Creek MHC were to liquidate, all claims of Sugar Creek MHC’s creditors would be paid first. Thereafter, if there were any assets remaining, members of Sugar Creek MHC would receive such remaining assets, pro rata, based upon the deposit balances in their deposit accounts at Tempo Bank immediately before liquidation. In the unlikely event that Tempo Bank were to liquidate after the conversion and offering, all claims of creditors (including those of depositors, to the extent of their deposit balances) also would be paid first, followed by distribution of the “liquidation account” to certain depositors (see “—Liquidation Rights” below), with any assets remaining thereafter distributed to New Sugar Creek as the holder of Tempo Bank’s capital stock.

Liquidation Rights

Liquidation Before the Conversion. In the unlikely event of a complete liquidation of Sugar Creek MHC or Old Sugar Creek prior to the conversion, all claims of creditors of Old Sugar Creek, including those of depositors of Tempo Bank (to the extent of their deposit balances), would be paid first. Thereafter, if there were any assets of Old Sugar Creek remaining, these assets would be distributed to shareholders, including Sugar Creek MHC. Then, if there were any assets of Sugar Creek

MHC remaining, members of Sugar Creek MHC would receive those remaining assets, pro rata, based upon the deposit balances in their deposit account in Tempo Bank immediately prior to liquidation.

Liquidation Following the Conversion. In the unlikely event that New Sugar Creek and Tempo Bank were to liquidate after the conversion, all claims of creditors, including those of depositors, would be paid first, followed by distribution of the “liquidation account” maintained by New Sugar Creek pursuant to the plan of conversion to certain depositors, with any assets remaining thereafter distributed to New Sugar Creek as the holder of Tempo Bank capital stock.

The plan of conversion provides for the establishment, upon the completion of the conversion, of a liquidation account by New Sugar Creek for the benefit of eligible account holders and supplemental eligible account holders in an amount equal to Sugar Creek MHC’s ownership interest in the retained earnings of Old Sugar Creek as of the date of its latest balance sheet contained in this prospectus. The plan of conversion also provides that New Sugar Creek shall cause the establishment of a bank liquidation account.

The liquidation account established by New Sugar Creek is designed to provide payments to depositors of their liquidation interests in the event of a liquidation of New Sugar Creek and Tempo Bank or of Tempo Bank. Specifically, in the unlikely event that New Sugar Creek and Tempo Bank were to completely liquidate after the conversion, all claims of creditors, including those of depositors, would be paid first, followed by distribution to depositors as of September 30, 2012 and December 31, 2013 of the liquidation account maintained by New Sugar Creek. In a liquidation of both entities, or of Tempo Bank, when New Sugar Creek has insufficient assets to fund the distribution due to eligible account holders and Tempo Bank has positive net worth, Tempo Bank will pay amounts necessary to fund New Sugar Creek’s remaining obligations under the liquidation account. The plan of conversion also provides that if New Sugar Creek is sold or liquidated apart from a sale or liquidation of Tempo Bank, then the rights of eligible account holders in the liquidation account maintained by New Sugar Creek will be surrendered and treated as a liquidation account in Tempo Bank. Depositors will have an equivalent interest in the bank liquidation account and the bank liquidation account will have the same rights and terms as the liquidation account.

Pursuant to the plan of conversion, after two years from the date of conversion and upon the written request of the Federal Reserve Board, New Sugar Creek will eliminate or transfer the liquidation account and the interests in such account to Tempo Bank and the liquidation account shall thereupon become the liquidation account of Tempo Bank and not be subject in any manner or amount to New Sugar Creek’s creditors.

Also, under the rules and regulations of the Federal Reserve Board, no post-conversion merger, consolidation, or similar combination or transaction with another depository institution in which New Sugar Creek or Tempo Bank is not the surviving institution would be considered a liquidation and, in such a transaction, the liquidation account would be assumed by the surviving institution.

Each eligible account holder and supplemental eligible account holder would have an initial interest in the liquidation account for each deposit account, including savings accounts, transaction accounts such as negotiable order of withdrawal accounts, money market deposit accounts, and certificates of deposit, with a balance of $50 or more held in Tempo Bank on September 30, 2012 or December 31, 2013, as applicable. Each eligible account holder and supplemental eligible account holder would have a pro rata interest in the total liquidation account for each such deposit account, based on the proportion that the balance of each such deposit account on September 30, 2012 or December 31, 2013 bears to the balance of all deposit accounts in Tempo Bank on such date.

If, however, on any December 31 annual closing date commencing after the effective date of the conversion, the amount in any such deposit account is less than the amount in the deposit account on September 30, 2012 or December 31, 2013 or any other annual closing date, then the interest in the liquidation account relating to such deposit account would be reduced from time to time by the proportion of any such reduction, and such interest will cease to exist if such deposit account is closed. In addition, no interest in the liquidation account would ever be increased despite any subsequent increase in the related deposit account. Payment pursuant to liquidation rights of eligible account holders and supplemental eligible account holders would be separate and apart from the payment of any insured deposit accounts to such depositor. Any assets remaining after the above liquidation rights of eligible account holders and supplemental eligible account holders are satisfied would be distributed to New Sugar Creek as the sole shareholder of Tempo Bank.

Delivery of Stock Certificates

All shares of common stock sold will be issued in book entry form. Stock certificates will not be issued. A statement reflecting ownership of shares of common stock issued in the subscription and community offerings will be mailed by our transfer agent to the persons entitled thereto at the registration address noted by them on their stock order forms as soon as practicable following consummation of the conversion and offering. We expect trading in the stock to begin on the day of completion of the conversion and offering or the next business day. It is possible that until a statement reflecting ownership of shares of common stock is available and delivered to purchasers, purchasers might not be able to sell the shares of common stock that they purchased, even though the common stock will have begun trading. Your ability to sell your shares of common stock before receiving your statement will depend on arrangements you may make with a brokerage firm.

Stock Information Center

Our banking office personnel may not, by law, assist with investment-related questions about the offering. If you have any questions regarding the offering, please call our Stock Information Center. The telephone number is (855) 824-9310. The Stock Information Center is open Monday through Friday from 10:00 a.m. to 4:00 p.m., Central time. The Stock Information Center will be closed weekends and bank holidays.

Restrictions on Repurchase of Stock

Under Federal Reserve Board regulations, for a period of one year from the date of the completion of the offering we may not repurchase any of our common stock from any person, except (1) in an offer made to all shareholders to repurchase the common stock on a pro rata basis, approved by the Federal Reserve Board, (2) the repurchase of qualifying shares of a director, or (3) repurchases to fund restricted stock plans or tax-qualified employee stock benefit plans. Where extraordinary circumstances exist, the Federal Reserve Board may approve the open market repurchase of up to 5% of our common stock during the first year following the conversion and offering. To receive such approval, we must establish compelling and valid business purposes for the repurchase to the satisfaction of the Federal Reserve Board. Based on the foregoing restrictions, we anticipate that we will not repurchase any shares of our common stock in the year following completion of the conversion and offering.

Restrictions on Transfer of Shares Applicable to Officers and Directors

Common stock purchased in the offering will be freely transferable, except for shares purchased by our directors and executive officers.

Shares of common stock purchased by our directors and executive officers may not be sold for a period of one year following the offering, except upon the death of the shareholder or unless approved by the Federal Reserve Board. Shares purchased by these persons in the open market after the offering will be free of this restriction. Shares of common stock issued to directors and executive officers and their associates will bear a legend giving appropriate notice of the restriction and, in addition, we will give appropriate instructions to our transfer agent with respect to the restriction on transfers. Any shares issued to directors and executive officers as a stock dividend, stock split or otherwise with respect to restricted common stock will be similarly restricted.

Persons affiliated with us, including our directors and executive officers, received subscription rights based only on their accounts with Tempo Bank as account holders. While this aspect of the offering makes it difficult, if not impossible, for insiders to purchase stock for the explicit purpose of meeting the minimum of the offering, any purchases made by persons affiliated with us for the explicit purpose of meeting the minimum of the offering must be made for investment purposes only, and not with a view towards redistribution. Furthermore, as set forth above, Federal Reserve Board regulations restrict sales of common stock purchased in the offering by directors and executive officers for a period of one year following the offering.

Purchases of outstanding shares of our common stock by directors, officers, or any person who becomes an executive officer or director after adoption of the plan of conversion, and their associates, during the three-year period following the offering may be made only through a broker or dealer registered with the Securities and Exchange Commission, except with the prior written approval of the Federal Reserve Board. This restriction does not apply, however, to negotiated transactions involving more than 1% of our outstanding common stock or to the purchase of stock under stock benefit plans.

We have filed with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 for the registration of the common stock to be issued in the offering. This registration does not cover the resale of the shares. Shares of common stock purchased by persons who are not affiliates of us may be resold without registration. Shares purchased by an affiliate of us will have resale restrictions under Rule 144 of the Securities Act. If we meet the current public information requirements of Rule 144, each affiliate of ours who complies with the other conditions of Rule 144, including those that require the affiliate’s sale to be aggregated with those of certain other persons, would be able to sell in the public market, without registration, a number of shares not to exceed, in any three-month period, the greater of 1% of our outstanding shares or the average weekly volume of trading in the shares during the preceding four calendar weeks. We may make future provision to permit affiliates to have their shares registered for sale under the Securities Act under certain circumstances.

Accounting Treatment

The conversion will be accounted for as a change in legal organization and form and not a business combination. Accordingly, the carrying amount of the assets and liabilities of Tempo Bank will remain unchanged from their historical cost basis.

Material Income Tax Consequences

Although the conversion may be effected in any manner approved by the Federal Reserve Board that is consistent with the purposes of the plan of conversion and applicable law, regulations and policies, it is intended that the conversion will be effected through various mergers. Completion of the conversion and offering is conditioned upon prior receipt of either a ruling or an opinion of counsel with respect to federal tax laws, and either a ruling or an opinion with respect to Illinois tax laws, that no gain or loss will be recognized by Tempo Bank, Old Sugar Creek or Sugar Creek MHC as a result of the conversion or by account holders receiving subscription rights, except to the extent, if any, that subscription rights are deemed to have fair market value on the date such rights are issued. We believe that the tax opinions summarized below address all material federal income tax consequences that are generally applicable to Tempo Bank, Old Sugar Creek, Sugar Creek MHC, New Sugar Creek, persons receiving subscription rights and shareholders of Old Sugar Creek.

Kilpatrick Townsend & Stockton LLP has issued an opinion to Old Sugar Creek, Sugar Creek MHC and New Sugar Creek that, for federal income tax purposes:

1. The merger of Sugar Creek MHC with and into Old Sugar Creek (the mutual holding company merger) will qualify as a tax-free reorganization within the meaning of Section 368(a)(1)(A) of the Internal Revenue Code. (Section 368(a)(l)(A) of the Internal Revenue Code.)

2. Sugar Creek MHC will not recognize any gain or loss on the transfer of its assets to Old Sugar Creek and Old Sugar Creek’s assumption of its liabilities, if any, in constructive exchange for a liquidation interest in Old Sugar Creek or on the constructive distribution of such liquidation interest to Sugar Creek MHC’s members who remain depositors of Tempo Bank. (Sections 361(a), 361(c) and 357(a) of the Internal Revenue Code.)

3. No gain or loss will be recognized by Old Sugar Creek upon the receipt of the assets of Sugar Creek MHC in the mutual holding company merger in exchange for the constructive transfer to the members of Sugar Creek MHC of a liquidation interest in Old Sugar Creek (Section 1032(a) of the Internal Revenue Code.)

4. Persons who have an interest in Sugar Creek MHC will recognize no gain or loss upon the constructive receipt of a liquidation interest in Old Sugar Creek in exchange for their voting and liquidation rights in Sugar Creek MHC. (Section 354(a) of the Internal Revenue Code.)

5. The basis of the assets of Sugar Creek MHC (other than stock in Old Sugar Creek) to be received by Old Sugar Creek will be the same as the basis of such assets in the hands of Sugar Creek MHC immediately prior to the transfer. (Section 362(b) of the Internal Revenue Code.)

6. The holding period of the assets of Sugar Creek MHC in the hands of Old Sugar Creek will include the holding period of those assets in the hands of Sugar Creek MHC. (Section 1223(2) of the Internal Revenue Code.)

7. The merger of Old Sugar Creek with and into New Sugar Creek (the holding company merger) will constitute a mere change in identity, form or place of organization within the meaning of Section 368(a)(1)(F) of the Internal Revenue Code and therefore will qualify as a tax-free reorganization within the meaning of Section 368(a)(1)(F) of the Internal Revenue Code. (Section 368(a)(1)(F) of the Internal Revenue Code.)

8. Old Sugar Creek will not recognize any gain or loss on the transfer of its assets to New Sugar Creek and New Sugar Creek’s assumption of its liabilities in exchange for shares of common stock in New Sugar Creek or on the constructive distribution of such stock to shareholders of Old Sugar Creek other than Sugar Creek MHC and the liquidation accounts to the eligible account holders and supplemental eligible account holders. (Sections 361(a), 361(c) and 357(a) of the Internal Revenue Code.)

9. No gain or loss will be recognized by New Sugar Creek upon the receipt of the assets of Old Sugar Creek in the holding company merger. (Section 1032(a) of the Internal Revenue Code.)

10. The basis of the assets of Old Sugar Creek (other than stock in Tempo Bank) to be received by New Sugar Creek will be the same as the basis of such assets in the hands of Old Sugar Creek immediately prior to the transfer. (Section 362(b) of the Internal Revenue Code.)

11. The holding period of the assets of Old Sugar Creek (other than stock in Tempo Bank) to be received by New Sugar Creek will include the holding period of those assets in the hands of Old Sugar Creek immediately prior to the transfer. (Section 1223(2) of the Internal Revenue Code.)

12. Old Sugar Creek shareholders will not recognize any gain or loss upon their exchange of Old Sugar Creek common stock for New Sugar Creek common stock. (Section 354 of the Internal Revenue Code.)

13. Eligible account holders and supplemental eligible account holders will not recognize any gain or loss upon their constructive exchange of their liquidation interests in Old Sugar Creek for the liquidation accounts in New Sugar Creek (Section 354 of the Internal Revenue Code.)

14. The payment of cash to shareholders of Old Sugar Creek in lieu of fractional shares of New Sugar Creek common stock will be treated as though the fractional shares were distributed as part of the holding company merger and then redeemed by New Sugar Creek. The cash payments will be treated as distributions in full payment for the fractional shares deemed redeemed under Section 302(a) of the Internal Revenue Code, with the result that such shareholders will have short-term or long-term capital gain or loss to the extent that the cash they receive differs from the basis allocable to such fractional shares. (Rev. Rul. 66-365, 1966-2 C.B. 116 and Rev. Proc. 77-41, 1977-2 C.B. 574.)

15. It is more likely than not that the fair market value of the nontransferable subscription rights to purchase Old Sugar Creek common stock is zero. Accordingly, it is more likely than not that no gain or loss will be recognized by eligible account holders, supplemental eligible account Holders and other voting members upon distribution to them of nontransferable subscription rights to purchase shares of Old Sugar Creek common stock. (Section 356(a) of the Internal Revenue Code.) Eligible account holders, supplemental eligible account holders and other voting members will not realize any taxable income as the result of the exercise by them of the nontransferable subscriptions rights. (Rev. Rul. 56-572, 1956-2 C.B. 182.)

16. It is more likely than not that the fair market value of the benefit provided by the bank liquidation account supporting the payment of the liquidation account in the event New Sugar Creek lacks sufficient net assets is zero. Accordingly, it is more likely than not that no gain or loss will be recognized by eligible account holders and supplemental eligible account holders upon the constructive distribution to them of such rights in the bank liquidation account as of the effective date of the holding company merger. (Section 356(a) of the Internal Revenue Code.)

17. It is more likely than not that the basis of common stock purchased in the offering by the exercise of the nontransferable subscription rights will be the purchase price thereof. (Section 1012 of the Internal Revenue Code.)

18. Each shareholder’s holding period in his or her New Sugar Creek common stock received in the exchange will include the period during which the common stock surrendered was held, provided that the common stock surrendered is a capital asset in the hands of the shareholder on the date of the exchange. (Section 1223(1) of the Internal Revenue Code.)

19. The holding period of the common stock purchased pursuant to the exercise of subscriptions rights shall commence on the date on which the right to acquire such stock was exercised. (Section 1223(5) of the Internal Revenue Code.)

20. No gain or loss will be recognized by New Sugar Creek on the receipt of money in exchange for common stock sold in the offering. (Section 1032 of the Internal Revenue Code.)

The statements set forth in paragraph (15) above are based on the position that the subscription rights do not have any market value at the time of distribution or at the time they are exercised. Whether subscription rights have a market value for federal income tax purposes is a question of fact, depending upon all relevant facts and circumstances. According to our counsel, the Internal Revenue Service will not issue rulings on whether subscription rights have a market value. Counsel has also advised us that they are unaware of any instance in which the Internal Revenue Service has taken the position that nontransferable subscription rights have a market value. Counsel also noted that the subscription rights will be granted at no cost to the recipients, will be nontransferable and of short duration, and will afford the recipients the right only to purchase our common stock at a price equal to its estimated fair market value, which will be the same price as the purchase price for the unsubscribed shares of common stock.

The statements set forth in paragraph (16) above are based on the position that the benefit provided by the bank liquidation account supporting the payment of the liquidation account if New Sugar Creek lacks sufficient net assets has a fair market value of zero. According to our counsel: (1) there is no history of any holder of a liquidation account receiving any payment attributable to a liquidation account; (2) the interests in the liquidation account and bank liquidation account are not transferable; (3) the amounts due under the liquidation account with respect to each eligible account holder and supplemental eligible account holder will be reduced as their deposits in Tempo Bank are reduced as described in the plan of conversion; and (4) the bank liquidation account payment obligation arises only if New Sugar Creek lacks sufficient net assets to fund the liquidation account. If such bank liquidation account rights are subsequently found to have an economic value, income may be recognized by each eligible account holder and supplemental eligible account holder in the amount of such fair market value as of the effective date of the holding company merger.

Michael Trokey & Company, P.C. has issued an opinion to us to the effect that, more likely than not, the income tax consequences under Illinois law of the conversion are not materially different than for federal tax purposes.

Unlike a private letter ruling issued by the Internal Revenue Service, an opinion of counsel is not binding on the Internal Revenue Service and the Internal Revenue Service could disagree with the conclusions reached in the opinion. If there is a disagreement, no assurance can be given that the conclusions reached in an opinion of counsel would be sustained by a court if contested by the Internal Revenue Service.

The opinions of Kilpatrick Townsend & Stockton LLP and Michael Trokey & Company, P.C. are filed as exhibits to the registration statement that we have filed with the Securities and Exchange Commission. See “Where You Can Find More Information.”

Interpretation, Amendment and Termination

All interpretations of the plan of conversion by our board of directors will be final, subject to the authority of the Federal Reserve Board. The plan of conversion provides that, if deemed necessary or desirable by the board of directors, the plan of conversion may be substantively amended by a majority vote of the board of directors as a result of comments from regulatory authorities or otherwise, at any time before the submission of proxy materials to the members of Sugar Creek MHC and shareholders of Old Sugar Creek. Amendment of the plan of conversion thereafter requires a majority vote of the board of directors, with the concurrence of the Federal Reserve Board. The plan of conversion may be terminated by a majority vote of the board of directors at any time before the earlier of the date of the special meeting of shareholders and the date of the annual meeting of members of Sugar Creek MHC, and may be terminated by the board of directors at any time thereafter with the concurrence of the Federal Reserve Board. The plan of conversion will terminate if the conversion and offering are not completed within 24 months from the date on which the members of Sugar Creek MHC approved the plan of conversion, and may not be extended by us or the Federal Reserve Board.

COMPARISON OF SHAREHOLDERS’ RIGHTS

As a result of the conversion, current holders of Old Sugar Creek common stock will become shareholders of New Sugar Creek. There are certain differences in shareholder rights arising from distinctions between the federal stock charter and bylaws of Old Sugar Creek and the articles of incorporation and bylaws of New Sugar Creek and from distinctions between laws with respect to federally chartered savings and loan holding companies and Maryland law.

In some instances, the rights of shareholders of New Sugar Creek will be less than the rights shareholders of Old Sugar Creek currently have. The decrease in shareholder rights under the Maryland articles of incorporation and bylaws are not mandated by Maryland law but have been chosen by management as being in the best interest of New Sugar Creek. In some instances, the differences in shareholder rights may increase management rights. In other instances, the provisions in New Sugar Creek’s articles of incorporation and bylaws described below may make it more difficult to pursue a takeover attempt that management opposes. These provisions will also make the removal of the board of directors or management, or the appointment of new directors, more difficult. We believe that the provisions described below are prudent and will enhance our ability to remain an independent financial institution and reduce our vulnerability to takeover attempts and certain other transactions that have not been negotiated with and approved by our board of directors. These provisions also will assist us in the orderly deployment of the conversion proceeds into productive assets and allow us to implement our business plan during the initial period after the conversion. We believe these provisions are in the best interests of New Sugar Creek and its shareholders.

The following discussion is not intended to be a complete statement of the differences affecting the rights of shareholders, but rather summarizes the more significant differences and certain important similarities. The discussion herein is qualified in its entirety by reference to the articles of incorporation and bylaws of New Sugar Creek.

Authorized Capital Stock. The authorized capital stock of Old Sugar Creek consists of 14,000,000 shares of common stock, par value $0.01 per share, and 1,000,000 shares of preferred stock, par value $0.01 per share. The authorized capital stock of the New Sugar Creek will consist of 14,000,000 shares of common stock, par value $0.01 per share and 1,000,000 shares of preferred stock, par value $0.01 per share.

Old Sugar Creek’s charter and New Sugar Creek’s articles of incorporation both authorize the board of directors to establish one or more series of preferred stock and, for any series of preferred stock, to determine the terms and rights of the series, including voting rights, dividend rights, conversion and redemption rates and liquidation preferences. Although neither board of directors has any intention at the present time of doing so, it could issue a series of preferred stock that could, depending on its terms, impede a merger, tender offer or other takeover attempt.

Issuance of Capital Stock. Currently, pursuant to applicable laws and regulations, Sugar Creek MHC is required to own not less than a majority of the outstanding common stock of Old Sugar Creek. There will be no such restriction applicable to New Sugar Creek following consummation of the conversion, as Sugar Creek MHC will cease to exist.

New Sugar Creek’s articles of incorporation do not contain restrictions on the issuance of shares of capital stock to the directors, officers or controlling persons of New Sugar Creek, whereas Old Sugar Creek’s federal stock charter provides that no shares may be issued to directors, officers or controlling persons other than as part of a general public offering, or to directors for purposes of qualifying for service as directors, unless the share issuance or the plan under which they would be issued has been approved by a majority of the total votes eligible to be cast at a legal meeting. Thus, New Sugar Creek could adopt stock-related compensation plans such as stock option plans without shareholder approval and shares of the capital stock of New Sugar Creek could be issued directly to directors or officers without shareholder approval. However, although generally not required, shareholder approval of stock-related compensation plans may be sought in certain instances to qualify such plans for favorable treatment under current federal income tax laws and regulations. We plan to submit the stock compensation plan discussed in this prospectus to shareholders for their approval.

Neither the federal stock charter and bylaws of Old Sugar Creek nor the articles of incorporation and bylaws of New Sugar Creek provide for preemptive rights to shareholders in connection with the issuance of capital stock.

Voting Rights. Neither the federal stock charter of Old Sugar Creek nor the articles of incorporation of New Sugar Creek permits cumulative voting in the election of directors. Cumulative voting entitles you to a number of votes equaling the number of shares you hold multiplied by the number of directors to be elected. Cumulative voting allows you to cast all your votes for a single nominee or apportion your votes among any two or more nominees. For example, when two directors are to be elected, cumulative voting allows a holder of 100 shares to cast 200 votes for a single nominee, apportion 100 votes for each nominee, or apportion 200 votes in any other manner.

Payment of Dividends. The ability of Tempo Bank to pay dividends on its capital stock is restricted by Office of the Comptroller of the Currency and Federal Reserve Board regulations and by tax considerations related to savings associations. Tempo Bank will continue to be subject to these restrictions after the conversion, and such restrictions will indirectly affect New Sugar Creek because dividends from Tempo Bank will be a primary source of funds for the payment of dividends to the shareholders of New Sugar Creek.

Maryland law generally provides that, unless otherwise restricted in a corporation’s articles of incorporation, a corporation’s board of directors may authorize and a corporation may pay dividends to shareholders. However, a distribution may not be made if, after giving effect thereto, the corporation would not be able to pay its debts as they become due in the usual course of business or the corporation’s total assets would be less than its total liabilities.

Board of Directors. The bylaws of Old Sugar Creek and the articles of incorporation of New Sugar Creek each require the board of directors to be divided into three classes as nearly equal in number as possible and that the members of each class be elected for a term of three years and until their successors are elected and qualified, with one class being elected annually. Under both the bylaws of Old Sugar Creek and the bylaws of New Sugar Creek, any vacancy occurring in the board of directors, however caused, may be filled by an affirmative vote of the majority of the directors then in office, whether or not a quorum is present. Any director of Old Sugar Creek so chosen shall hold office until the next annual meeting of shareholders, and any director of New Sugar Creek so chosen shall hold office for the remainder of the full term of the class of directors in which the vacancy occurred and until his or her successor shall have been elected and qualified.

The bylaws of New Sugar Creek provide that to be eligible to serve on the board of directors a person must not: (1) be under indictment for, or ever have been convicted of, a criminal offense involving dishonesty or breach of trust and the penalty for such offense could be imprisonment for more than one year, (2) be a person against whom a banking agency has, within the past ten years, issued a cease and desist order for conduct involving dishonesty or breach of trust and that order is final and not subject to appeal, or (3) have been found either by a regulatory agency whose decision is final and not subject to appeal or by a court to have (i) breached a fiduciary duty involving personal profit, or (ii) committed a willful violation of any law, rule or regulation governing banking, securities, commodities or insurance, or any final cease and desist order issued by a banking, securities, commodities or insurance regulatory agency.

Under the bylaws of Old Sugar Creek, directors may be removed only for cause at a meeting of shareholders called for such purpose by the vote of the holders of a majority of the shares of stock entitled to vote at an election of directors. The articles of incorporation and bylaws of New Sugar Creek provide that directors may be removed only for cause and only by the affirmative vote of the holders of at least a majority of the shares of stock entitled to vote in the election of directors.

Limitations on Liability. The articles of incorporation of New Sugar Creek provide that, to the fullest extent permitted under Maryland law, the directors and officers of New Sugar Creek shall have no personal liability to New Sugar Creek or its shareholders for money damages except (1) to the extent that it is proved that the person actually received an improper benefit or profit in money, property or services, for the amount of the benefit or profit in money, property or services actually received; (2) to the extent that a judgment or other final adjudication adverse to the person is entered in a proceeding based on a finding in the proceeding that the person’s action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding; or (3) to the extent otherwise provided by the Maryland General Corporation Law.

Currently, federal law does not permit federally chartered savings and loan holding companies like Old Sugar Creek to limit the personal liability of directors in the manner provided by Maryland law and the laws of many other states.

Indemnification of Directors, Officers, Employees and Agents. Federal regulations provide that Old Sugar Creek must indemnify its directors, officers and employees for any costs incurred in connection with any action involving any such person’s activities as a director, officer or employee if such person obtains a final judgment on the merits in his or her favor. In addition, indemnification is permitted in the case of a settlement, a final judgment against such person or final judgment other than on the merits, if a majority of disinterested directors determines that such person was acting in good faith within the scope of his or her employment as he or she could reasonably have perceived it under the circumstances and for a purpose he or she could reasonably have believed under the circumstances was in the best interest of Old Sugar Creek or its shareholders. Old Sugar Creek also is permitted to pay ongoing expenses incurred by a director, officer or employee if a majority of disinterested directors concludes that such person may ultimately be entitled to indemnification. Before making any indemnification payment, Old Sugar Creek is required to notify the Federal Reserve Board of its intention and such payment cannot be made if the Federal Reserve Board objects thereto.

The articles of incorporation of New Sugar Creek provide that it will indemnify its directors and officers, whether serving it or at its request any other entity, to the fullest extent required or permitted under Maryland law. Such indemnification includes the advancement of expenses. The articles of incorporation of New Sugar Creek also provide that New Sugar Creek will indemnify its employees and agents and any director, officer, employee or agent of any other entity to such extent as shall be authorized by the board of directors and be permitted by law.

Special Meetings of Shareholders. The bylaws of Old Sugar Creek provide that special meetings of the shareholders of Old Sugar Creek may be called by the Chairman, President, a majority of the board of directors or the holders of not less than one-tenth of the outstanding capital stock of Old Sugar Creek entitled to vote at the meeting. The bylaws of New Sugar Creek provide that special meetings of shareholders may be called by the Chairman, the President or by two-thirds of the total number of directors. In addition, Maryland law provides that a special meeting of shareholders may be called by the Secretary upon written request of the holders of a majority of all the shares entitled to vote at a meeting.

Shareholder Nominations and Proposals. The bylaws of Old Sugar Creek provide an advance notice procedure for shareholders to nominate directors or bring other business before an annual or special meeting of shareholders of Old Sugar Creek. A person may not be nominated for election as a director unless that person is nominated by or at the direction of the Old Sugar Creek board of directors or by a shareholder who has given appropriate notice to Old Sugar Creek before the meeting. Similarly, a shareholder may not bring business before an annual meeting unless the shareholder has given Old Sugar Creek appropriate notice of its intention to bring that business before the meeting.

New Sugar Creek’s bylaws establish a similar advance notice procedure for shareholders to nominate directors or bring other business before an annual meeting of shareholders of New Sugar Creek. A person may not be nominated for election as a director unless that person is nominated by or at the direction of the New Sugar Creek board of directors or by a shareholder who has given appropriate notice to New Sugar Creek before the meeting. Similarly, a shareholder may not bring business before an annual meeting unless the shareholder has given New Sugar Creek appropriate notice of its intention to bring that business before the meeting. New Sugar Creek’s secretary must receive notice of the nomination or proposal not less than 90 days before the annual meeting; provided, however, that if less than 100 days’ notice of prior public disclosure of the date of the meeting is given or made to the shareholders, notice by the shareholder to be timely must be received not later than the close of business on the 10th day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure was made. A shareholder who desires to raise new business must provide certain information to New Sugar Creek concerning the nature of the new business, the shareholder, the shareholder’s ownership in the New Sugar Creek and the shareholder’s interest in the business matter. Similarly, a shareholder wishing to nominate any person for election as a director must provide New Sugar Creek with certain information concerning the nominee and the proposing shareholder.

Advance notice of nominations or proposed business by shareholders gives New Sugar Creek’s board of directors time to consider the qualifications of the proposed nominees, the merits of the proposals and, to the extent deemed necessary or desirable by the board of directors, to inform shareholders and make recommendations about those matters.

Shareholder Action Without a Meeting. Under Maryland law, action may be taken by shareholders of New Sugar Creek without a meeting if all shareholders entitled to vote on the action give written consent to taking such action without a meeting. Similarly, the bylaws of Old Sugar Creek provide that action may be taken by shareholders without a meeting if all shareholders entitled to vote on the matter consent to the taking of such action without a meeting.

Shareholder’s Right to Examine Books and Records. A federal regulation, which is currently applicable to Old Sugar Creek, provides that shareholders holding of record at least $100,000 of stock or at least 1% of the total outstanding voting shares may inspect and make extracts from specified books and records of a federally chartered savings and loan association after proper written notice for a proper purpose.

Under Maryland law, a shareholder who has been a shareholder of record for at least six months or who holds, or is authorized in writing by holders of, at least 5% of the outstanding shares of any class or series of stock of a corporation has the right, for any proper purpose and upon at least 20 days’ written notice, to inspect in person or by agent, the corporation’s books of account and its stock ledger. In addition, under Maryland law, any shareholder or his agent, upon at least seven days’ written notice, may inspect and copy during usual business hours, the corporation’s bylaws, minutes of the proceedings of shareholders, annual statements of affairs and voting trust agreements.

Limitations on Voting Rights. The articles of incorporation of New Sugar Creek provide that in no event will any record owner of any outstanding common stock which is beneficially owned, directly or indirectly, by a person who, as of any record date for the determination of shareholders entitled to vote on any matter, beneficially owns in excess of 10% of the then-outstanding shares of common stock, be entitled, or permitted to any vote in respect of the shares held in excess of the limit. This limitation does not apply to any director or officer acting solely in their capacities as directors and officers, or any employee benefit plans of New Sugar Creek or any subsidiary or a trustee of a plan.

In addition, Federal Reserve Board regulations provide that for a period of three years following the date of the completion of the offering, no person, acting singly or together with associates in a group of persons acting in concert, may directly or indirectly offer to acquire or acquire the beneficial ownership of more than 10% of a class of New Sugar Creek’s equity securities without the prior written approval of the Federal Reserve Board. Where any person acquires beneficial ownership of more than 10% of a class of our equity securities without the prior written approval of the Federal Reserve Board, the securities beneficially owned by such person in excess of 10% may not be voted by any person or counted as voting shares in connection with any matter submitted to the shareholders for a vote, and will not be counted as outstanding for purposes of determining the affirmative vote necessary to approve any matter submitted to the shareholders for a vote.

The charter of Old Sugar Creek provides that no person, other than Sugar Creek MHC, shall directly or indirectly offer to acquire or acquire more than 10% of the then-outstanding shares of common stock. The foregoing restriction does not apply to:

•	the purchase of shares by underwriters in connection with a public offering; or

•	the purchase of shares by any employee benefit plans of Old Sugar Creek or any subsidiary.

Mergers, Consolidations and Sales of Assets. Federal regulations currently require the approval of two-thirds of the board of directors of Old Sugar Creek and the holders of two-thirds of the outstanding stock of Old Sugar Creek entitled to vote thereon for mergers, consolidations and sales of all or substantially all of its assets. Such regulation permits Old Sugar Creek to merge with another corporation without obtaining the approval of its shareholders if:

•	it does not involve an interim savings institution;

•	the charter of Old Sugar Creek is not changed;

•	each share of Old Sugar Creek stock outstanding immediately before the effective date of the transaction is to be an identical outstanding share or a treasury share of Old Sugar Creek after such effective date; and

•	either: (a) no shares of voting stock of Old Sugar Creek and no securities convertible into such stock are to be issued or delivered under the plan of combination or (b) the authorized unissued shares or the treasury shares of voting stock of Old Sugar Creek to be issued or delivered under the plan of combination, plus those initially issuable upon conversion of any securities to be issued or delivered under such plan, do not exceed 15% of the total shares of voting stock of Old Sugar Creek outstanding immediately before the effective date of the transaction.

Under Maryland law, a merger or consolidation of New Sugar Creek requires approval of two-thirds of all votes entitled to be cast by shareholders, except that no approval by shareholders is required for a merger if:

•	the plan of merger does not make an amendment of the articles of incorporation that would be required to be approved by the shareholders;

•	each shareholder of the surviving corporation whose shares were outstanding immediately before the effective date of the merger will hold the same number of shares, with identical designations, preferences, limitations, and rights, immediately after; and

•	the number of shares of any class or series of stock outstanding immediately after the effective time of the merger will not increase by more than 20% the total number of voting shares outstanding immediately before the merger.

The articles of incorporation of New Sugar Creek reduce the vote required for a merger or consolidation to a majority of the total shares outstanding.

In addition, under certain circumstances the approval of the shareholders shall not be required to authorize a merger with or into a 90% owned subsidiary of New Sugar Creek.

Under Maryland law, a sale of all or substantially all of New Sugar Creek’s assets other than in the ordinary course of business, or a voluntary dissolution of New Sugar Creek, requires the approval of its board of directors and the affirmative vote of two-thirds of the votes entitled to be cast on the matter.

Business Combinations with Interested Shareholders. Under Maryland law, “business combinations” between New Sugar Creek and an interested shareholder or an affiliate of an interested shareholder are prohibited for five years after the most recent date on which the interested shareholder becomes an interested shareholder. These business combinations include a merger, consolidation, statutory share exchange or, in circumstances specified in the statute, certain transfers of assets, certain stock issuances and transfers, liquidation plans and reclassifications involving interested shareholders and their affiliates or issuance or reclassification of equity securities. Maryland law defines an interested shareholder as: (1) any person who beneficially owns 10% or more of the voting power of New Sugar Creek’s voting stock after the date on which New Sugar Creek had 100 or more beneficial owners of its stock; or (2) an affiliate or associate of New Sugar Creek at any time after the date on which New Sugar Creek had 100 or more beneficial owners of its stock who, within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then-outstanding voting stock of New Sugar Creek. A person is not an interested shareholder under the statute if the board of directors approved in advance the transaction by which the person otherwise would have become an interested shareholder. However, in approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board.

After the five-year prohibition, any business combination between New Sugar Creek and an interested shareholder generally must be recommended by the board of directors of New Sugar Creek and approved by the affirmative vote of at least: (1) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of New Sugar Creek and (2) two-thirds of the votes entitled to be cast by holders of voting stock of New Sugar Creek other than shares held by the interested shareholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested shareholder. These super-majority vote requirements do not apply if New Sugar Creek’s common shareholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested shareholder for its shares.

Neither the charter or bylaws of Old Sugar Creek nor the federal laws and regulations applicable to Old Sugar Creek contain a provision that restricts business combinations between Old Sugar Creek and any interested stockholder in the manner set forth above.

Dissenters’ Rights of Appraisal. Under Maryland law, shareholders of New Sugar Creek have the right to dissent from any plan of merger or consolidation to which New Sugar Creek is a party, and to demand payment for the fair value of their shares unless the articles of incorporation provide otherwise. Pursuant to New Sugar Creek’s articles of incorporation, holders of New Sugar Creek common stock are not entitled to exercise the rights of an objecting shareholder.

Evaluation of Offers; Other Corporate Constituencies. The articles of incorporation of New Sugar Creek provide that its directors, in discharging their duties to New Sugar Creek and in determining what they reasonably believe to be in the best interest of New Sugar Creek, may, in addition to considering the effects of any action on shareholders, consider any of the following: (a) the economic effect, both immediate and long-term, upon New Sugar Creek’s shareholders, including shareholders, if any, choosing not to participate in the transaction; (b) effects, including any social and economic effects on the employees, suppliers, creditors, depositors and customers of, and others dealing with, New Sugar Creek and its subsidiaries and on the communities in which New Sugar Creek and its subsidiaries operate or are located; (c) whether the proposal is acceptable based on the historical and current operating results or financial condition of New Sugar Creek; (d) whether a more favorable price could be obtained for New Sugar Creek’s stock or other securities in the future; (e) the reputation and business practices of the offeror and its management and affiliates as they would affect the employees; (f) the future value of the stock or any other securities of New Sugar Creek; and (g) any antitrust or other legal and regulatory issues that are raised by the proposal. If on the basis of these factors the board of directors determines that any proposal or offer to acquire New Sugar Creek is not in the best interest of New Sugar Creek, it may reject such proposal or offer. If the board of directors determines to reject any such proposal or offer, the board of directors shall have no obligation to facilitate, remove any barriers to, or refrain from impeding the proposal or offer.

By having these standards in the articles of incorporation of New Sugar Creek, the board of directors may be in a stronger position to oppose such a transaction if the board of directors concludes that the transaction would not be in the best interest of New Sugar Creek, even if the price offered is significantly greater than the market price of any equity security of New Sugar Creek.

Amendment of Governing Instruments. No amendment of the charter of Old Sugar Creek may be made unless it is first proposed by the board of directors, then preliminarily approved by the Federal Reserve Board, and thereafter approved by the holders of a majority of the total votes eligible to be cast at a legal meeting. The articles of incorporation of New Sugar Creek generally may be amended by the holders of a majority of the shares entitled to vote, provided that any amendment of

Section C of Article Sixth (limitation on common stock voting rights), Section B of Article Seventh (classification of board of directors), Sections F and J of Article Eighth (amendment of bylaws and elimination of director and officer liability) and Article Tenth (amendment of certain provisions of the Articles), must be approved by the affirmative vote of the holders of at least 75% of the outstanding shares entitled to vote, except that the board of directors may amend the articles of incorporation without any action by the shareholders to the fullest extent allowed under Maryland law.

The bylaws of Old Sugar Creek may be amended in a manner consistent with regulations of the Federal Reserve Board and shall be effective after (1) approval of the amendment by a majority vote of the authorized board of directors, or by a majority of the votes cast by the shareholders of Old Sugar Creek at any legal meeting and (2) receipt of applicable regulatory approval. The bylaws of New Sugar Creek may be amended by the affirmative vote of a majority of the directors or by the vote of the holders of not less than 75% of the votes entitled to be cast by holders of the capital stock of New Sugar Creek entitled to vote generally in the election of directors (considered for this purpose as one class) at a meeting of the shareholders called for that purpose at which a quorum is present (provided that notice of such proposed amendment is included in the notice of such meeting).

RESTRICTIONS ON ACQUISITION OF NEW SUGAR CREEK

General

Certain provisions in the articles of incorporation and bylaws of New Sugar Creek may have antitakeover effects. In addition, regulatory restrictions may make it more difficult for persons or companies to acquire control of us.

Certificate of Incorporation and Bylaws of New Sugar Creek

Although our board of directors is not aware of any effort that might be made to obtain control of us after the offering, the board of directors believed it appropriate to adopt certain provisions permitted by federal and state regulations that may have the effect of deterring a future takeover attempt that is not approved by our board of directors. The following description of these provisions is only a summary and does not provide all of the information contained in our articles of incorporation and bylaws. See “Where You Can Find More Information” as to where to obtain a copy of these documents.

Limitation on Voting Rights. Our articles of incorporation provide that in no event will any record owner of any outstanding common stock which is beneficially owned, directly or indirectly, by a person who, as of any record date for the determination of shareholders entitled to vote on any matter, beneficially owns in excess of 10% of the then-outstanding shares of common stock, be entitled, or permitted to any vote in respect of the shares held in excess of the limit. This limitation does not apply to any director or officer acting solely in their capacities as directors and officers, or any employee benefit plans of New Sugar Creek or any subsidiary or a trustee of a plan.

Classified Board. Our board of directors is divided into three classes as nearly as equal in number as possible. The shareholders elect one class of directors each year for a term of three years. The classified board makes it more difficult and time consuming for a shareholder group to fully use its voting power to gain control of the board of directors without the consent of the incumbent board of directors of New Sugar Creek.

Filling of Vacancies; Removal. Our bylaws provide that any vacancy occurring in the board of directors, including a vacancy created by an increase in the number of directors, may be filled only by a vote of a majority of the directors then in office. A person elected to fill a vacancy on the board of directors will serve for the remainder of the full term of the class of directors in which the vacancy occurred and until his or her successor shall have been elected and qualified. Our bylaws provide that a director may be removed from the board of directors before the expiration of his or her term only for cause and only upon the vote of a majority of the shares entitled to vote in the election of directors. These provisions make it more difficult for shareholders to remove directors and replace them with their own nominees.

Qualification. Our bylaws provide that to be eligible to serve on the board of directors a person must not: (1) be under indictment for, or ever have been convicted of, a criminal offense involving dishonesty or breach of trust and the penalty for such offense could be imprisonment for more than one year, (2) be a person against whom a banking agency has, within the past ten years, issued a cease and desist order for conduct involving dishonesty or breach of trust and that order is final and not subject to appeal, or (3) have been found either by a regulatory agency whose decision is final and not subject to appeal or by a court to have (i) breached a fiduciary duty involving personal profit, or (ii) committed a willful violation of any law, rule or regulation governing banking, securities, commodities or insurance, or any final cease and desist order issued by a banking, securities, commodities or insurance regulatory agency. These provisions contained in our bylaws may prevent shareholders from nominating themselves or persons of their choosing for election to the board of directors.

Elimination of Cumulative Voting. Our articles of incorporation provide that no shares will be entitled to cumulative voting. The elimination of cumulative voting makes it more difficult for a shareholder group to elect a director nominee.

Special Meetings of Shareholders. Our shareholders must act only through an annual or special meeting. Special meetings of shareholders may only be called by the Chairman, the President, by two-thirds of the total number of directors or by the Secretary upon the written request of the holders of a majority of all the shares entitled to vote at a meeting. The limitations on the calling of special meetings of shareholders may have the effect of delaying consideration of a shareholder proposal until the next annual meeting.

Amendment of Articles of Incorporation. Our articles of incorporation provide that certain amendments to our articles of incorporation relating to a change in control of us must be approved by at least 75% of the outstanding shares entitled to vote.

Amendment of Bylaws. Our articles of incorporation provide that our bylaws may not be adopted, repealed, altered, amended or rescinded by stockholders except by the affirmative vote of the holders of at least 75% of the voting stock.

Advance Notice Provisions for Shareholder Nominations and Proposals. Our bylaws establish an advance notice procedure for shareholders to nominate directors or bring other business before an annual meeting of shareholders. A person may not be nominated for election as a director unless that person is nominated by or at the direction of our board of directors or by a shareholder who has given appropriate notice to us before the meeting. Similarly, a shareholder may not bring business before an annual meeting unless the shareholder has given us appropriate notice of the shareholder’s intention to bring that business before the meeting. Our Secretary must receive notice of the nomination or proposal not less than 90 days before the date of the annual meeting; provided, however, that if less than 100 days’ notice of prior public disclosure of the date of the meeting is given or made to the shareholders, notice by the shareholder to be timely must be received not later than the close of business on the 10th day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure was made. A shareholder who desires to raise new business must provide us with certain information concerning the nature of the new business, the shareholder, the shareholder’s ownership of New Sugar Creek and the shareholder’s interest in the business matter. Similarly, a shareholder wishing to nominate any person for election as a director must provide us with certain information concerning the nominee and the proposing shareholder.

Advance notice of nominations or proposed business by shareholders gives our board of directors time to consider the qualifications of the proposed nominees, the merits of the proposals and, to the extent deemed necessary or desirable by our board of directors, to inform shareholders and make recommendations about those matters.

Authorized but Unissued Shares of Capital Stock. Following the offering, we will have authorized but unissued shares of common and preferred stock. Our articles of incorporation authorize the board of directors to establish one or more series of preferred stock and, for any series of preferred stock, to determine the terms and rights of the series, including voting rights, dividend rights, conversion and redemption rates, and liquidation preferences. Such shares of common and preferred stock could be issued by the board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.

Regulatory Restrictions

Maryland Corporate Law and Business Combinations with Interested Stockholders. Under Maryland law, “business combinations” between New Sugar Creek and an interested shareholder or an affiliate of an interested shareholder are prohibited for five years after the most recent date on which the interested shareholder becomes an interested shareholder. These business combinations include a merger, consolidation, statutory share exchange or, in circumstances specified in the statute, certain transfers of assets, certain stock issuances and transfers, liquidation plans and reclassifications involving interested shareholders and their affiliates or issuance or reclassification of equity securities. Maryland law defines an interested shareholder as: (1) any person who beneficially owns 10% or more of the voting power of New Sugar Creek’s voting stock after the date on which New Sugar Creek had 100 or more beneficial owners of its stock; or (2) an affiliate or associate of New Sugar Creek at any time after the date on which New Sugar Creek had 100 or more beneficial owners of its stock who, within the two-year period before the date in question, was the beneficial owner of 10% or more of the voting power of the then-outstanding voting stock of New Sugar Creek. A person is not an interested shareholder under the statute if the board of directors approved in advance the transaction by which the person otherwise would have become an interested shareholder. However, in approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board.

After the five-year prohibition, any business combination between New Sugar Creek and an interested shareholder generally must be recommended by the board of directors of New Sugar Creek and approved by the affirmative vote of at least: (1) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of New Sugar Creek and (2) two-thirds of the votes entitled to be cast by holders of voting stock of New Sugar Creek other than shares held by the interested shareholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested shareholder. These super-majority vote requirements do not apply if New Sugar Creek’s common shareholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested shareholder for its shares.

Federal Reserve Board Regulations. Federal Reserve Board regulations provide that for a period of three years following the date of the completion of the offering, no person, acting singly or together with associates in a group of persons acting in concert, may directly or indirectly offer to acquire or acquire the beneficial ownership of more than 10% of a class of our equity securities without the prior written approval of the Federal Reserve Board. Where any person acquires beneficial ownership of more than 10% of a class of our equity securities without the prior written approval of the Federal Reserve Board, the securities beneficially owned by such person in excess of 10% may not be voted by any person or counted as voting shares in connection with any matter submitted to the shareholders for a vote, and will not be counted as outstanding for purposes of determining the affirmative vote necessary to approve any matter submitted to the shareholders for a vote.

The acquisition of 10% or more of our outstanding common stock may trigger provisions of the Bank Holding Company Act, the Change in Bank Control Act of 1978, the Federal Reserve Board’s Regulation Y and OCC regulations. The Federal Reserve Board and OCC also require persons who at any time intend to acquire control of a federally chartered savings association or its holding company to provide 60 days prior written notice and certain financial and other information to the Federal Reserve Board and the OCC.

The 60-day notice period does not commence until the information is deemed to be substantially complete. Control for these purposes exists in situations in which the acquiring party has voting control of at least 25% of any class of our voting stock or the power to direct our management or policies. However, under Federal Reserve Board and OCC regulations, control is presumed to exist where the acquiring party has voting control of at least 10% of any class of our voting securities if specified “control factors” are present. The statute and underlying regulations authorize the Federal Reserve Board and the OCC to disapprove a proposed acquisition on certain specified grounds.

DESCRIPTION OF NEW SUGAR CREEK CAPITAL STOCK

The common stock of New Sugar Creek represents nonwithdrawable capital, is not an account of any type, and is not insured by the FDIC or any other government agency.

General

New Sugar Creek is authorized to issue 14,000,000 shares of common stock having a par value of $0.01 per share and 1,000,000 shares of preferred stock having a par value of $0.01 per share. Each share of New Sugar Creek’s common stock has the same relative rights as, and is identical in all respects with, each other share of common stock. Upon payment of the purchase price for the common stock, as required by the plan of conversion, all stock will be duly authorized, fully paid and nonassessable. New Sugar Creek will not issue any shares of preferred stock in the conversion and offering.

Common Stock

Dividends. New Sugar Creek can pay dividends if, as and when declared by its board of directors. The payment of dividends by New Sugar Creek is limited by law and applicable regulation. See “Our Dividend Policy.” The holders of common stock of New Sugar Creek will be entitled to receive and share equally in dividends declared by the board of directors of New Sugar Creek. If New Sugar Creek issues preferred stock, the holders of the preferred stock may have a priority over the holders of the common stock with respect to dividends.

Voting Rights. The holders of common stock of New Sugar Creek will possess exclusive voting rights in New Sugar Creek. They will elect New Sugar Creek’s board of directors and act on other matters as are required to be presented to them under Maryland law or as are otherwise presented to them by the board of directors. Except as discussed in “Restrictions on Acquisition of New Sugar Creek,” each holder of common stock will be entitled to one vote per share and will not have any right to cumulate votes in the election of directors. If New Sugar Creek issues preferred stock, holders of New Sugar Creek preferred stock may also possess voting rights.

Liquidation. If there is any liquidation, dissolution or winding up of Tempo Bank, New Sugar Creek, as the sole holder of Tempo Bank’s capital stock, would be entitled to receive all of Tempo Bank’s assets available for distribution after payment or provision for payment of all debts and liabilities of Tempo Bank, including all deposit accounts and accrued interest. Upon liquidation, dissolution or winding up of New Sugar Creek, the holders of its common stock would be entitled to receive all of the assets of New Sugar Creek available for distribution after payment or provision for payment of all its debts and liabilities. If New Sugar Creek issues preferred stock, the preferred stock holders may have a priority over the holders of the common stock upon liquidation or dissolution.

Preemptive Rights; Redemption. Holders of the common stock of New Sugar Creek will not be entitled to preemptive rights with respect to any shares that may be issued. The common stock cannot be redeemed.

Preferred Stock

New Sugar Creek will not issue any preferred stock in the conversion and offering and it has no current plans to issue any preferred stock after the conversion and offering. Preferred stock may be issued with designations, powers, preferences and rights as the board of directors may from time to time determine. The board of directors can, without shareholder approval, issue preferred stock with voting, dividend, liquidation and conversion rights that could dilute the voting strength of the holders of the common stock and may assist management in impeding an unfriendly takeover or attempted change in control.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the common stock of New Sugar Creek will be Registrar and Transfer Company, Cranford, New Jersey.

REGISTRATION REQUIREMENTS

In connection with the conversion and offering, we will register our common stock with the Securities and Exchange Commission under Section 12(g) of the Securities Exchange Act of 1934, as amended, and will not deregister our common stock for a period of at least three years following the conversion and offering. As a result of registration, the proxy and tender offer rules, insider trading reporting and restrictions, annual and periodic reporting and other requirements of that statute will apply.

LEGAL AND TAX OPINIONS

The legality of our common stock has been passed upon for us by Kilpatrick Townsend & Stockton LLP, Washington, D.C. The federal income tax consequences of the conversion have been opined upon by Kilpatrick Townsend & Stockton LLP. Michael Trokey & Company, P.C. has provided an opinion to us regarding the Illinois income tax consequences of the conversion. Kilpatrick Townsend & Stockton LLP and Michael Trokey & Company, P.C. have consented to the references to their opinions in this prospectus. Certain legal matters will be passed upon for Keefe, Bruyette & Woods by Silver, Freedman, Taff & Tiernan LLP.

EXPERTS

The consolidated financial statements of Old Sugar Creek and subsidiary as of March 31, 2013 and 2012, and for each of the years then ended, have been included herein in reliance upon the report of Michael Trokey & Company, P.C., an independent registered public accounting firm, which is included herein and upon the authority of said firm as experts in accounting and auditing.

RP Financial has consented to the summary in this prospectus of its report to us setting forth its opinion as to our estimated pro forma market value and to the use of its name and statements with respect to it appearing in this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement under the Securities Act of 1933, as amended, that registers the common stock offered in the offering. This prospectus forms a part of the registration statement. The registration statement, including the exhibits, contains additional relevant information about us and our common stock. The rules and regulations of the Securities and Exchange Commission allow us to omit certain information included in the registration statement from this prospectus. You may read and copy the registration statement at the Securities and Exchange Commission’s public reference room at 100 F Street, NE, Room 1580, Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the Securities and Exchange Commission’s public reference rooms. The registration statement also is available to the public from commercial document retrieval services and at the Internet World Wide Web site maintained by the Securities and Exchange Commission at “http://www.sec.gov.”

Sugar Creek MHC has filed an application for approval of the plan of conversion with the Federal Reserve Board. This prospectus omits certain information contained in the application. The application may be inspected, without charge, at the offices of the Board of Governors of the Federal Reserve Board System, 20th Street and Constitution Avenue, NW, Washington, DC 20551 and at the Federal Reserve Bank of St. Louis, 1421 Dr. Martin Luther King Drive, St. Louis, Missouri 63106.

A copy of the plan of conversion is available without charge from Tempo Bank by contacting the Stock Information Center.

The appraisal report of RP Financial has been filed as an exhibit to our registration statement and to our application to the Federal Reserve Board. Portions of the appraisal report were filed electronically with the Securities and Exchange Commission and are available on its web site as described above. The entire appraisal report is available at the public reference room of the Securities and Exchange Commission and the offices of the Federal Reserve Board as described above.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF SUGAR CREEK FINANCIAL CORP.

* * *

All schedules are omitted as the required information either is not applicable or is included in the financial statements or related notes.

Separate financial statements for New Sugar Creek have not been included in this prospectus because New Sugar Creek, which has engaged only in organizational activities to date, has no significant assets, contingent or other liabilities, revenues or expenses.

MICHAEL TROKEY & COMPANY, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

10411 CLAYTON ROAD

ST. LOUIS, MISSOURI 63131

Report of Independent Registered Public Accounting Firm

Audit Committee, Board of Directors and Stockholders

Sugar Creek Financial Corp.

Trenton, Illinois

We have audited the accompanying consolidated balance sheets of Sugar Creek Financial Corp., (“Company”) as of March 31, 2013 and 2012, and the related consolidated statements of earnings, stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Sugar Creek Financial Corp. as of March 31, 2013 and 2012, and the results of their operations and their cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

St. Louis, Missouri June 14, 2013

SUGAR CREEK FINANCIAL CORP. AND SUBSIDIARY

Consolidated Balance Sheets

		September 30,		March 31,
Assets		2013		2013		2012
		(Unaudited)

Cash and due from banks	$	2,694,736	$	2,473,956	$	826,186
Federal funds sold		7,130,000		10,040,000		10,862,000
FHLB daily investment account		1,982,148		1,937,437		2,854,910

Cash and cash equivalents		11,806,884		14,451,393		14,543,096
Stock in Federal Home Loan Bank of Chicago (“FHLBC”)		1,165,513		1,165,513		1,165,513
Loans receivable, net of allowance for losses of $368,103 at September 30, 2013; $383,103 at March 31, 2013; and $361,707 at March 31, 2012		73,494,107		72,896,724		73,558,046
Premises and equipment, net		1,136,119		1,003,626		1,012,983
Foreclosed real estate		309,280		324,280		1,253,968
Accrued interest receivable on loans		250,602		258,173		282,292
Other assets		204,394		274,157		333,205

Total assets	$	88,366,899	$	90,373,866	$	92,149,103

Liabilities and Stockholders’ Equity

Deposits	$	72,602,318	$	74,273,673	$	76,617,688
Accrued interest payable on deposits		40,466		42,121		63,015
Advances from FHLBC		5,000,000		5,000,000		5,000,000
Advances from borrowers for taxes and insurance		116,956		373,185		373,647
Other liabilities		279,563		336,287		292,935
Accrued income taxes		-		162,877		20,825
Deferred tax liability		138,865		128,865		174,865

Total liabilities		78,178,168		80,317,008		82,542,975

Commitments and contingencies
Stockholders’ equity:
Preferred stock, $.01 par value, 1,000,000 shares authorized; none issued or outstanding		-		-		-
Common stock, $.01 par value, 14,000,000 shares authorized; 906,879 shares issued		9,069		9,069		9,069
Additional paid-in capital		3,290,511		3,285,387		3,268,753
Treasury stock, at cost, 11,852, 10,900 and 9,776 shares at September 30, 2013 and March 31, 2013 and 2012, respectively		(85,638)		(82,907)		(76,199)
Common stock acquired by Employee Stock Ownership Plan (“ESOP”)		(195,520)		(207,369)		(231,069)
Retained earnings - substantially restricted		7,170,309		7,052,678		6,635,574

Total stockholders’ equity		10,188,731		10,056,858		9,606,128

Total liabilities and stockholders’ equity	$	88,366,899	$	90,373,866	$	92,149,103

See accompanying notes to consolidated financial statements.

SUGAR CREEK FINANCIAL CORP. AND SUBSIDIARY

Consolidated Statements of Earnings

	Six Months Ended September 30,		Years Ended March 31,
	2013	2012	2013	2012
	(Unaudited)
Interest income:
Loans receivable	$1,726,185	$1,890,094	$3,727,716	$3,996,597
Stock in FHLBC	1,734	1,746	3,650	1,660
Other interest-earning assets	12,346	11,052	21,441	26,793

Total interest income	1,740,265	1,902,892	3,752,807	4,025,050

Interest expense:
Deposits	232,600	303,889	552,282	890,961
Advances from FHLBC	119,712	119,712	238,771	451,584

Total interest expense	352,312	423,601	791,053	1,342,545

Net interest income	1,387,953	1,479,291	2,961,754	2,682,505
Provision for (credit to) loan losses	(15,000)	4,783	26,466	287,276

Net interest income after provision for (credit to) loan losses	1,402,953	1,474,508	2,935,288	2,395,229

Noninterest income:
Loan service charges	10,811	12,220	24,719	30,102
Service charges on deposit accounts	63,043	67,214	125,300	150,580
Gain on involuntary conversion	-	-	15,258	-
Other	6,209	6,321	11,984	15,498

Total noninterest income	80,063	85,755	177,261	196,180

Noninterest expense:
Compensation and benefits	632,897	645,025	1,321,694	1,304,244
Occupancy expense	58,151	53,583	118,277	111,444
Equipment and data processing	176,252	162,759	334,073	346,003
FDIC premium expense	35,666	36,912	75,610	113,502
Operations of foreclosed real estate, net	24,318	67,482	168,768	176,554
Professional and regulatory fees	78,576	65,391	148,355	146,908
Other	132,157	125,715	251,571	247,030

Total noninterest expense	1,138,017	1,156,867	2,418,348	2,445,685

Earnings before income taxes	344,999	403,396	694,201	145,724
Income tax expense	139,998	173,330	277,097	50,971

Net earnings	$205,001	$230,066	$417,104	$94,753

Basic and diluted earnings per share	$0.23	$0.26	$0.48	$0.11

Dividends per share	$0.10	$-	$-	$0.10

See accompanying notes to consolidated financial statements.

SUGAR CREEK FINANCIAL CORP. AND SUBSIDIARY

Consolidated Statements of Stockholders’ Equity

For the Six Months Ended September 30, 2013 (Unaudited), and

For the Years Ended March 31, 2013 and 2012

	Common Stock	Additional Paid-in Capital	Treasury Stock	Common Stock Acquired by ESOP	Retained Earnings	Total Stockholders’ Equity
Balance at March 31, 2011	$9,069	$3,252,680	$(72,078)	$(254,768)	$6,578,127	$9,513,030

Net earnings	-	-	-	-	94,753	94,753

Dividends, $.10 per share	-	-	-	-	(37,306)	(37,306)

Repurchase of common stock	-	-	(4,121)	-	-	(4,121)

Amortization of ESOP award	-	(11,818)	-	23,699	-	11,881

Equity incentive plan expense	-	27,891	-	-	-	27,891

Balance at March 31, 2012	$9,069	$3,268,753	$(76,199)	$(231,069)	$6,635,574	$9,606,128

Net earnings	-	-	-	-	417,104	417,104

Repurchase of common stock	-	-	(6,708)	-	-	(6,708)

Amortization of ESOP award	-	(11,257)	-	23,700	-	12,443

Equity incentive plan expense	-	27,891	-	-	-	27,891

Balance at March 31, 2013	9,069	3,285,387	(82,907)	(207,369)	7,052,678	10,056,858

Unaudited:
Net earnings	-	-	-	-	205,001	205,001

Dividends, $.10 per share	-	-	-	-	(87,370)	(87,370)

Repurchase of common stock	-	-	(2,731)	-	-	(2,731)

Amortization of ESOP award	-	(5,101)	-	11,849	-	6,748

Equity incentive plan expense	-	10,225	-	-	-	10,225

Balance at September 30, 2013	$9,069	$3,290,511	$(85,638)	$(195,520)	$7,170,309	$10,188,731

See accompanying notes to consolidated financial statements.

SUGAR CREEK FINANCIAL CORP. AND SUBSIDIARY

Consolidated Statements of Cash Flows

	Six Months Ended September 30,		Years Ended March 31,
	2013	2012	2013	2012
	(Unaudited)
Cash flows from operating activities:
Net earnings	$205,001	$230,066	$417,104	$94,753
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation	37,512	32,367	76,511	74,885
ESOP expense	6,748	5,925	12,443	11,881
Equity incentive plan expense	10,225	13,945	27,891	27,891
Amortization of deferred loan fees, net	(16,123)	(16,511)	(31,551)	(31,438)
Provision for (credit to) loan losses	(15,000)	4,783	26,466	287,276
Provision for losses on foreclosed real estate	15,000	35,800	113,528	112,516
Gain on involuntary conversion	-	-	(15,258)	-
Decrease (increase) in accrued interest receivable	7,571	8,386	24,119	(4,929)
Decrease in other assets	69,763	95,581	59,048	73,789
Increase (decrease) in:
Accrued interest payable on deposits	(1,655)	(14,655)	(20,894)	(46,705)
Other liabilities	(56,724)	(12,114)	43,352	16,257
Accrued income taxes	(162,877)	80,649	142,052	(44,771)
Deferred income tax liability	10,000	(14,000)	(46,000)	(96,000)

Net cash provided by operating activities	109,441	450,222	828,811	475,405

Cash flows from investing activities:
Net (increase) decrease in loans receivable	(566,260)	(972,593)	666,407	(1,276,498)
FHLBC stock redemption	-	-	-	494,632
Proceeds from involuntary conversion	-	-	15,258	-
Purchase of premises and equipment	(170,005)	(37,002)	(67,154)	(40,082)
Proceeds from sale of foreclosed real estate	-	351,305	816,160	515,066

Net cash (used for) provided by investing activities	(736,265)	(658,290)	1,430,671	(306,882)

Cash flows from financing activities:
Net (decrease) increase in deposits	(1,671,355)	(1,495,253)	(2,344,015)	1,832,193
(Decrease) increase in advances from borrowers for taxes and insurance	(256,229)	(51,489)	(462)	59,194
Repayment of advances from FHLBC	-	-	-	(6,000,000)
Cash dividends paid	(87,370)	-	-	(37,306)
Repurchase of common stock	(2,731)	(6,708)	(6,708)	(4,121)

Net cash used for financing activities	(2,017,685)	(1,553,450)	(2,351,185)	(4,150,040)

Net decrease in cash and cash equivalents	(2,644,509)	(1,761,518)	(91,703)	(3,981,517)
Cash and cash equivalents at beginning of period	14,451,393	14,543,096	14,543,096	18,524,613

Cash and cash equivalents at end of period	$11,806,884	$12,781,578	$14,451,393	$14,543,096

Supplemental disclosures - cash paid:
Interest on deposits and advances from FHLBC	$354,621	$438,256	$811,947	$1,270,248
Federal and state income taxes	335,701	107,182	181,546	190,366
Real estate and repossessions acquired in settlement of loans	$-	$-	$-	$773,315

See accompanying notes to consolidated financial statements.

SUGAR CREEK FINANCIAL CORP. AND SUBSIDIARY

Notes To Consolidated Financial Statements

Six Months Ended September 30, 2013 and 2012 (Unaudited)

and Years Ended March 31, 2013 and 2012

(1)	Summary of Significant Accounting Policies

The Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) is the officially recognized source of authoritative accounting principles generally accepted in the United States of America (“GAAP”) recognized by FASB to be applied to nongovernmental entities. Revision of the ASC is accomplished by issuance of an Auditing Standards Update (“ASU”).

On April 3, 2007, Tempo Bank (“Bank”) completed its reorganization into a two-tier holding company structure and Sugar Creek Financial Corp. (“Company”) completed its initial public offering. As part of the reorganization, the Bank became a capital stock savings bank and a wholly-owned subsidiary of the Company, which became the majority-owned subsidiary of Sugar Creek MHC (“MHC”).

The consolidated financial statements of the Company at September 30, 2013 (unaudited) and for the six months ended September 30, 2013 and 2012 (unaudited) have been prepared in conformity with U.S. generally accepted accounting principles for interim financial information and predominant practices followed by the financial services industry; and are unaudited. However, in management’s opinion, the interim data at September 30, 2013 and for the six months ended September 30, 2013 and 2012 includes all adjustments, consisting of only normal recurring adjustments, necessary for a fair statement of the results of the interim periods. The results of operations for the interim periods are not necessarily indicative of the results of operations to be expected for the full year.

The significant accounting policies which the Company and Bank follow in preparing and presenting their consolidated financial statements were:

a. The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Tempo Bank. The Company’s principal business is the business of the Bank. All significant intercompany accounts and transactions have been eliminated.

b. For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks, federal funds sold and the FHLBC daily investment account, all with original maturities of three months or less. The Company maintains cash in correspondent bank accounts which at times exceed federally insured limits. The Company’s management monitors the balances in these accounts and periodically assesses the financial condition of the correspondent banks. Interest-bearing funds in cash and cash equivalents were $9,112,148, $11,977,437 and $13,716,910 at September 30, 2013 and March 31, 2013 and 2012, respectively.

c. Stock in FHLBC is recorded at cost, which represents redemption value. The Bank is required by law to own stock in the FHLBC and at September 30, 2013 had $491,014 of FHLBC stock in excess of the amount required as a condition of membership or for borrowings from the FHLBC. During the six months ended September 30, 2013 and the year ended March 31, 2013, the Bank did not exercise any redemption of its excess stock. The FHLBC plans to repurchase additional amounts of excess stock in the near term, subject to the FHLBC meeting certain financial targets.

   The Bank is required by law to own stock in the FHLBC and such stock is evaluated for impairment in accordance with FASB ASC 942-325-35, “Financial Services-Depository and Lending-Investments-Other.” Determination of whether the FHLBC stock is impaired Is based on the assessment of the

SUGAR CREEK FINANCIAL CORP. AND SUBSIDIARY

Notes To Consolidated Financial Statements

ultimate recoverability of cost rather than by recognizing declines in value. The determination of whether a decline affects the ultimate recoverability of costs is influenced by the significance of the decline in net assets compared to the capital of the FHLBC and the length of time this situation has persisted; the ability of the FHLBC to make payments required by law or regulation and operating performance; the impact of legislative and regulatory changes on member institutions and customer base and the liquidity of the FHLBC. Management believes that no impairment charge on FHLBC stock is necessary at September 30, 2013.

d. Loans receivable, net are carried at unpaid principal balances, less allowance for losses, deferred income and net deferred loan fees and loans in process. Loan origination and commitment fees and certain direct loan origination costs are deferred and amortized to interest income over the contractual life of the loan using the interest method.

The Bank considers a loan to be impaired when, based on current information and events, it is probable that the Bank will be unable to collect all amounts due according to the contractual terms of the loan agreement on a timely basis. The types of loans for which impairment is measured under FASB ASC 310-10-35, “Receivables,” include nonaccrual income property loans, large nonaccrual single-family loans and troubled debt restructurings, where concessions have been granted to borrowers experiencing financial difficulties. These concessions could include a reduction in the interest rate on the loan, payment extensions, forgiveness of principal, forbearance or other actions intended to maximize collection. A loan classified as a troubled debt restructuring will generally retain such classification until paid in full. However, a troubled debt restructuring that is performing with its modified terms for a sustained period of one year and yields a market rate of interest at the time of the restructuring is removed from such classification.

Allowance for losses is available to absorb losses incurred on loans receivable and represents additions charged to expense, less net charge-offs. Loans are charged-off in the period deemed uncollectible. Recoveries of loans previously charged-off are recorded when received. The allowance consists of allocated and general components. The allocated component relates to loans that are individually classified as impaired, for which the carrying value of the loan exceeds the fair value of the collateral or the present value of expected future cash flows, or loans otherwise adversely classified. The general component covers non-impaired loans and is based on the historical loan loss experience for the last three years, including adjustments to historical loss experience, maintained to cover uncertainties that affect the Bank’s estimate of probable losses for each loan type. The adjustments to historical loss experience are based on evaluation of several factors, including primarily changes in lending policies and procedures; changes in collection, charge-off and recovery practices; changes in the nature and volume of the loan portfolio; changes in the volume and severity of nonperforming loans; the existence and effect of any concentrations of credit and changes in the level of such concentrations; and changes in current, national and local economic and business conditions. Management believes that all known and inherent losses in the loan portfolio that are probable and reasonable to estimate have been recorded as of each balance sheet date.

e. Premises and equipment, net are carried at cost, less accumulated depreciation. Depreciation of premises and equipment is computed using the straight-line method based on the estimated useful lives of the related assets. Estimated lives are fifteen to forty years for the office buildings and improvements and three to ten years for furniture and equipment.

SUGAR CREEK FINANCIAL CORP. AND SUBSIDIARY

Notes To Consolidated Financial Statements

f. Foreclosed real estate held for sale is carried at the lower of cost or fair value less estimated selling costs. Costs relating to improvement of foreclosed real estate are capitalized. Allowance for losses are recorded when necessary to absorb losses incurred on foreclosed real estate and represents additions charged to expense, less net gains or losses. In determining the allowance for losses to be maintained, management evaluates current economic conditions, fair value of the underlying collateral and risk characteristics of foreclosed real estate held for sale. Foreclosed assets also include properties for which the Bank has taken physical possession, even though formal foreclosure proceedings have not taken place.

g. Interest on loans receivable is accrued as earned. Interest on loans receivable deemed uncollectible is excluded from income until collected. When a loan is classified as nonaccrual, accrued interest is reversed against current income. Subsequent collection of interest on nonaccrual loans is recorded as income when received or applied to reduce the loan balance. Accrual of interest is resumed on previously classified nonaccrual loans, when there is no longer any reasonable doubt as to the timely collection of interest.

h. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount that will more likely than not be realized. Income tax expense is the tax payable or refundable for the period plus or minus the net change in the deferred tax assets and liabilities.

A tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. The Company recognizes interest and penalties related to tax positions in income tax expense.

i. The cost of shares issued to the ESOP, but not yet committed to be released, is shown as a reduction of stockholders’ equity. For ESOP shares committed to be released, the Bank recognizes compensation expense equal to the average fair value of the shares committed to be released during the period in accordance with the provisions of FASB ASC 718-40-30, “Compensation-Stock Compensation-Employee Stock Ownership Plans.” To the extent that the fair value of the ESOP shares differs from the cost of such shares, the difference is charged or credited to stockholders’ equity as additional paid-in capital.

Compensation expense for restricted stock is recognized based on the fair value of awards at the grant date and is recognized on a straight-line basis over the requisite service period, defined as the vesting period.

j. Earnings per share are based upon the weighted-average shares outstanding. ESOP shares, which have been committed to be released, are considered outstanding. Unvested restricted stock awards that contain non-forfeitable rights to dividends are participating securities and are included in the EPS computation using the two-class method. Prior period EPS data is adjusted retrospectively.

SUGAR CREEK FINANCIAL CORP. AND SUBSIDIARY

Notes To Consolidated Financial Statements

	Six Months Ended September 30,		Years Ended March 31,
	2013	2012	2013	2012
	(Unaudited)
Basic and diluted earnings per share:

Net earnings	$205,001	$230,066	$417,104	$94,753
Less dividends paid:
Common stock	87,016	-	-	36,596
Participating securities	354	-	-	710

Undistributed earnings	$117,631	$230,066	$417,104	$57,447

Weighted-average basic and diluted shares and participating securities outstanding	875,659	874,381	874,412	873,056

Distributed earnings per share	$0.10	$-	$-	$0.04
Undistributed earnings per share	0.13	0.26	0.48	0.07

Net earnings per share	$0.23	$0.26	$0.48	$0.11

k. The following paragraphs summarize recent accounting pronouncements:

In May 2011, the FASB issued ASU 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.” The amendments improve consistency for measuring fair value and for disclosing information about fair value measurements in accordance with U.S. generally accepted accounting principles and International Financial Reporting Standards. For public entities, the amendments are effective for interim and annual periods beginning after December 15, 2011. Adoption of this new guidance did not have any material impact on the Company’s consolidated financial statements.

In September 2011, the FASB issued ASU No. 2011-09, “Disclosures about an Employer’s Participation in a Multi-employer Plan.” The amendments require that employers provide additional quantitative and qualitative disclosures about their involvement in multiemployer pension plans. Additional disclosures include a description of the multiemployer plan in which the employer participates; level of contributions made to the plan; and financial health of the multiemployer plan, including the funded status. The amendments do not change the current recognition and measurement guidance for a multiemployer plan. For public entities, the amendments are effective for annual periods for fiscal years ending after December 15, 2011. Adoption of this new guidance did not have any material impact on the Company’s consolidated financial statements.

(2)	Risks and Uncertainties

The Bank is a community oriented financial institution that provides traditional financial services within the areas it serves. The Bank is engaged primarily in the business of attracting deposits from the general public and using these funds to originate one- to four-family residential mortgage loans located in the Clinton, St. Clair, Madison and Bond County, Illinois area. Further, operations of the Bank are managed and financial performance is evaluated on an institution-wide basis. As a result, all of the Bank’s operations are considered by management to be aggregated in one reportable operating segment.

SUGAR CREEK FINANCIAL CORP. AND SUBSIDIARY

Notes To Consolidated Financial Statements

The financial statements have been prepared in conformity with U.S. generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions which affect the reported amounts of assets and liabilities as of the balance sheet dates and income and expenses for the periods covered. Actual results could differ significantly from these estimates and assumptions.

The Bank’s operations are affected by interest rate risk, credit risk, market risk and regulations by the Office of the Comptroller of the Currency (“OCC”). The Bank is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice more rapidly, or on a different basis, than its interest-earning assets. The Bank uses a net market value methodology provided by an outside consulting firm to measure its interest rate risk exposure. This exposure is a measure of the potential decline in the net portfolio value of the Bank based upon the effect of a rate shock of plus or minus 50 and 100 basis points in addition to the plus 200 and 300 basis point shocks. Net portfolio value is the expected net cash flows from the institution’s assets, liabilities and off-balance sheet contracts. Credit risk is the risk of default on the Bank’s loan portfolio that results from inability or unwillingness of borrowers to make contractually required payments. Market risk reflects changes in the value of collateral underlying loans receivable and the valuation of real estate held by the Bank.

The Bank is subject to periodic examination by the OCC that may require the Bank to record increases in the allowances based on their evaluation of available information. There can be no assurance that the OCC will not require further increases to the allowances.

(3)	Loans Receivable, Net

Loans receivable, net are summarized as follows:

	September 30, 2013	March 31,
		2013	2012
	(Unaudited)
Real estate loans:
Single-family, owner occupied	$57,501,316	$55,801,472	$54,215,374
Single-family, non-owner occupied	8,953,276	9,569,044	10,368,696
Multi-family, 5 or more units	903,188	941,128	991,055
Commercial	3,399,955	3,838,634	4,376,620
Land	1,634,752	1,500,922	1,585,867
Consumer loans	1,577,360	1,729,088	2,520,072

	73,969,847	73,380,288	74,057,684

Allowance for losses	(368,103)	(383,103)	(361,707)
Deferred income	(12,099)	-	(23,834)
Deferred loan fees, net	(95,538)	(100,461)	(114,097)

Total loans, 4.57%, 4.78% and 5.18%	$73,494,107	$72,896,724	$73,558,046

Balloon and adjustable-rate loans in the loan portfolio amounted to $31,633,089, $33,351,875 and $32,091,686 at September 30, 2013 and March 31, 2013 and 2012, respectively.

Single-family loans include real estate construction loans of $0 and $1,144,002 at September 30, 2013 and March 31, 2013, respectively.

SUGAR CREEK FINANCIAL CORP. AND SUBSIDIARY

Notes To Consolidated Financial Statements

The risk characteristics of each loan portfolio segment are as follows:

Single-family, owner occupied

Single-family, owner occupied loans are underwritten based on the applicant’s employment and credit history and the appraised value of the property. Repayment of these loans is primarily dependent on the personal income of the borrowers, which can be impacted by economic conditions in their market areas, such as unemployment levels. Repayment can also be impacted by changes in property values on residential properties. Risk is mitigated by the fact that the loans are of smaller individual amounts and spread over a large number of borrowers.

Single-family, non-owner occupied

Single-family, non-owner occupied loans carry greater inherent risks than single-family, owner occupied loans, since the repayment ability of the borrower is reliant on the success of the income generated from the property.

Multi-family, 5 or more units

Multi-family real estate loans are typically secured by apartment complexes.

Commercial real estate

Commercial real estate loans are secured primarily by office buildings and various income-producing properties. Commercial real estate loans are underwritten based on the economic viability of the property and creditworthiness of the borrower, with emphasis given to projected cash flow as a percentage of debt service requirements. These loans carry significant credit risks as they involve larger balances concentrated with single borrowers or groups of related borrowers. Repayment of loans secured by income-producing properties generally depends on the successful operation of the real estate project and may be subject to a greater extent to adverse market conditions and the general economy.

Consumer

Consumer loans include automobile, signature and other consumer loans. Potential credit risks include rapidly depreciable assets, such as automobiles, which could adversely affect the value of the collateral.

SUGAR CREEK FINANCIAL CORP. AND SUBSIDIARY

Notes To Consolidated Financial Statements

The following presents by portfolio segment, the activity in allowance for loan losses for the six months ended September 30, 2013 and 2012:

		Allowance for Loan Losses
		Beginning Balance		Provision for Losses		Charge-offs		Recoveries		Ending Balance
Six Months Ended September 30, 2013 (Unaudited):
Real estate loans:
Single-family, owner occupied	$	287,934	$	(466)	$	-	$	-	$	287,468
Single-family, non-owner occupied		30,865		(1,987)		-		-		28,878
Multi-family, 5 or more units		3,036		(123)		-		-		2,913
Commercial		12,793		(1,826)		-		-		10,967
Land		4,841		432		-		-		5,273
Consumer loans		4,627		(489)		-		-		4,138
Unallocated		39,007		(10,541)		-		-		28,466

	$	383,103	$	(15,000)	$	-	$	-	$	368,103

		Allowance for Loan Losses
		Beginning Balance		Provision for Losses		Charge-offs		Recoveries		Ending Balance
Six Months Ended September 30, 2012 (Unaudited):
Real estate loans:
Single-family, owner occupied	$	285,732		(30,444)		-		-		255,288
Single-family, non-owner occupied		40,820		(8,569)		-		-		32,251
Multi-family, 5 or more units		3,902		(750)		-		-		3,152
Commercial		17,230		(3,997)		-		-		13,233
Land		6,243		(1,212)		-		-		5,031
Consumer loans		7,780		2,833		(4,783)		-		5,830
Unallocated		-		46,922		-		-		46,922

	$	361,707		4,783		(4,783)		-		361,707

The following presents by portfolio segment, the activity in the allowance for loan losses for the years ended March 31, 2013 and 2012:

		Allowance for Loan Losses
		Beginning Balance		Provision for Losses		Charge-offs		Recoveries		Ending Balance
Year Ended March 31, 2013:
Real estate loans:
Single-family, owner occupied	$	285,732	$	2,202	$	-	$	-	$	287,934
Single-family, non-owner occupied		40,820		(9,955)		-		-		30,865
Multi-family, 5 or more units		3,902		(866)		-		-		3,036
Commercial		17,230		(4,437)		-		-		12,793
Land		6,243		(1,402)		-		-		4,841
Consumer loans		7,780		1,917		(5,070)		-		4,627
Unallocated		-		39,007		-		-		39,007

	$	361,707	$	26,466	$	(5,070)	$	-	$	383,103

SUGAR CREEK FINANCIAL CORP. AND SUBSIDIARY

Notes To Consolidated Financial Statements

		Allowance for Loan Losses
		Beginning Balance		Provision for Losses		Charge- offs		Recoveries		Ending Balance
Year Ended March 31, 2012:
Real estate loans:
Single-family, owner occupied	$	188,977	$	255,324	$	(165,340)	$	6,771	$	285,732
Single-family, non-owner occupied		19,348		21,472		-		-		40,820
Multi-family, 5 or more units		2,286		1,616		-		-		3,902
Commercial		10,915		6,315		-		-		17,230
Land		4,591		1,652		-		-		6,243
Consumer loans		6,883		897		-		-		7,780

	$	233,000	$	287,276	$	(165,340)	$	6,771	$	361,707

The following presents by portfolio segment, the recorded investment in loans and impairment method at September 30, 2013:

		Allowance for Loan Losses						Loans
		Individually Evaluated for Impairment		Collectively Evaluated for Impairment		Total		Individually Evaluated for Impairment		Collectively Evaluated for Impairment		Total
At September 30, 2013 (Unaudited):
Real estate loans:
Single-family, owner occupied	$	102,000	$	185,468	$	287,468	$	1,684,714	$	55,816,602	$	57,501,316
Single-family, non-owner occupied		-		28,878		28,878		-		8,953,276		8,953,276
Multi-family, 5 or more units		-		2,913		2,913		-		903,188		903,188
Commercial		-		10,967		10,967		-		3,399,955		3,399,955
Land		-		5,273		5,273		-		1,634,752		1,634,752
Consumer loans		-		4,138		4,138		9,494		1,567,866		1,577,360
Unallocated		-		28,466		28,466		-		-		-

	$	102,000	$	266,103	$	368,103	$	1,694,208	$	72,275,639	$	73,969,847

The following presents by portfolio segment, the recorded investment in loans and impairment method at March 31, 2013 and 2012:

		Allowance for Loan Losses						Loans
		Individually Evaluated for Impairment		Collectively Evaluated for Impairment		Total		Individually Evaluated for Impairment		Collectively Evaluated for Impairment		Total
At March 31, 2013:
Real estate loans:
Single-family, owner occupied	$	108,363	$	179,571	$	287,934	$	1,807,421	$	53,994,051	$	55,801,472
Single-family, non-owner occupied		-		30,865		30,865		-		9,569,044		9,569,044
Multi-family, 5 or more units		-		3,036		3,036		-		941,128		941,128
Commercial		-		12,793		12,793		-		3,838,634		3,838,634
Land		-		4,841		4,841		-		1,500,922		1,500,922
Consumer loans		-		4,627		4,627		21,975		1,707,113		1,729,088
Unallocated		-		39,007		39,007		-		-		-

	$	108,363	$	274,740	$	383,103	$	1,829,396	$	71,550,892	$	73,380,288

SUGAR CREEK FINANCIAL CORP. AND SUBSIDIARY

Notes To Consolidated Financial Statements

		Allowance for Loan Losses						Loans
		Individually Evaluated for Impairment		Collectively Evaluated for Impairment		Total		Individually Evaluated for Impairment		Collectively Evaluated for Impairment		Total
At March 31, 2012:
Real estate loans:
Single-family, owner occupied	$	72,000	$	213,732	$	285,732	$	1,415,960	$	52,799,414	$	54,215,374
Single-family, non-owner occupied		-		40,820		40,820		213,830		10,154,866		10,368,696
Multi-family, 5 or more units		-		3,902		3,902		-		991,055		991,055
Commercial		-		17,230		17,230		131,063		4,245,557		4,376,620
Land		-		6,243		6,243		8,926		1,576,941		1,585,867
Consumer loans		-		7,780		7,780		-		2,520,072		2,520,072

	$	72,000	$	289,707	$	361,707	$	1,769,779	$	72,287,905	$	74,057,684

The following presents impaired loans and allocated valuation allowances based upon class levels at September 30, 2013 and average recorded investment for the six months ended September 30, 2013 and 2012:

		Impaired Loans
		With Allowance for Losses		With no Allowance for Losses		Total		Unpaid Principal Balance		Allowance for Losses
At September 30, 2013 (Unaudited):
Real estate loans:
Single-family, owner occupied	$	1,253,473	$	431,241	$	1,684,714	$	1,697,663	$	102,000
Single-family, non-owner occupied		-		-		-		-		-
Multi-family, 5 or more units		-		-		-		-		-
Commercial		-		-		-		-		-
Land		-		-		-		-		-
Consumer loans		-		9,494		9,494		9,494		-

	$	1,253,473	$	440,735	$	1,694,208	$	1,707,157	$	102,000

		Six Months Ended September 30,
		2013		2012
		Average Recorded Investment		Average Recorded Investment
		(Unaudited)
Real estate loans:
Single-family, owner occupied	$	1,695,964	$	1,776,913
Single-family, non-owner occupied		-		211,959
Multi-family, 5 or more units		-		-
Commercial		-		-
Land		-		-
Consumer loans		10,547		38,409

	$	1,706,511	$	2,027,281

SUGAR CREEK FINANCIAL CORP. AND SUBSIDIARY

Notes To Consolidated Financial Statements

The following presents impaired loans and allocated valuation allowances based upon class level at March 31, 2013 and 2012 and average recorded investment for the years ended March 31, 2013 and 2012:

		Impaired Loans
		With Allowance for Losses		With no Allowance for Losses		Total		Unpaid Principal Balance		Allowance for Losses		Average Recorded Investment
At and for the Year Ended March 31, 2013:
Real estate loans:
Single-family, owner occupied	$	1,248,534	$	558,887	$	1,807,421	$	1,807,421	$	108,363	$	$1,824,223
Single-family, non-owner occupied		-		-		-		-		-		-
Multi-family, 5 or more units		-		-		-		-		-		-
Commercial		-		-		-		-		-		-
Land		-		-		-		-		-		-
Consumer loans		-		21,975		21,975		21,975		-		24,815

	$	1,248,534	$	580,862	$	1,829,396	$	1,829,396	$	108,363	$	1,849,038

		Impaired Loans
		With Allowance for Losses		With no Allowance for Losses		Total		Unpaid Principal Balance		Allowance for Losses		Average Recorded Investment
At and for the Year Ended March 31, 2012:
Real estate loans:
Single-family, owner occupied	$	959,685	$	456,275	$	1,415,960	$	1,432,464	$	72,000	$	582,284
Single-family, non-owner occupied		-		213,830		213,830		221,161		-		21,760
Multi-family, 5 or more units		-		-		-		-		-		-
Commercial		-		131,063		131,063		131,063		-		131,063
Land		-		8,926		8,926		8,926		-		745
Consumer loans		-		-		-		-		-		-

	$	959,685	$	810,094	$	1,769,779	$	1,793,614	$	72,000	$	735,852

The following presents nonperforming loans based upon class level at September 30, 2013:

		Nonperforming Loans
		Nonaccrual		Past Due 90 Days and More Still Accruing		Accruing Troubled Debt Restructurings		Total
At September 30, 2013 (Unaudited):
Real estate loans:
Single-family, owner occupied	$	722,249	$	-	$	962,465	$	1,684,714
Single-family, non-owner occupied		-		-		-		-
Multi-family, 5 or more units		-		-		-		-
Commercial		-		-		-		-
Land		-		-		-		-
Consumer loans		9,494		-		-	$	9,494

	$	731,743	$	-	$	962,465		1,694,208

For the six months ended September 30, 2013 and 2012, gross interest income that would have been recorded had the non-accruing loans been current in accordance with their original terms was $19,327 and $30,029, respectively. Interest income recognized on such loans for the six months ended September 30, 2013 and 2012 was $4,336 and $22,610, respectively.

SUGAR CREEK FINANCIAL CORP. AND SUBSIDIARY

Notes To Consolidated Financial Statements

The following presents nonperforming loans based upon class level at March 31, 2013 and 2012:

		Nonperforming Loans
		Nonaccrual		Past Due 90 Days and More Still Accruing		Accruing Troubled Debt Restructurings		Total
At March 31, 2013:
Real estate loans:
Single-family, owner occupied	$	1,335,824	$	-	$	471,597	$	1,807,421
Single-family, non-owner occupied		-		-		-		-
Multi-family, 5 or more units		-		-		-		-
Commercial		-		-		-		-
Land		-		-		-		-
Consumer loans		21,975		-		-		21,975

	$	1,357,799	$	-	$	471,597	$	1,829,396

		Nonperforming Loans
		Nonaccrual		Past Due 90 Days and More Still Accruing		Accruing Troubled Debt Restructurings		Total
At March 31, 2012:
Real estate loans:
Single-family, owner occupied	$	1,020,924	$	-	$	919,863	$	1,940,787
Single-family, non-owner occupied		19,981		-		193,849		213,830
Multi-family, 5 or more units		-		-		-		-
Commercial		131,063		-		-		131,063
Land		8,926		-		-		8,926
Consumer loans		11,601		-		-		11,601

	$	1,192,495	$	-	$	1,113,712	$	2,306,207

For the year ended March 31, 2013 and 2012, gross interest income that would have been recorded had the non-accruing loans been current in accordance with their original terms was $53,555 and $34,637, respectively. Interest income recognized on such loans for the year ended March 31, 2013 and 2012 was $43,672 and $25,072, respectively.

The following presents a summary of new troubled debt restructurings during the six months ended September 30, 2013 and 2012:

	Number of Contracts		Pre- modification Outstanding Recorded Investment		Post- modification Outstanding Recorded Investment
Six Months Ended September 30, 2013 (Unaudited):
Real estate loans:
Single-family, owner occupied	1	$	499,223	$	495,245
Single-family, non-owner occupied	-		-		-

	1	$	499,223	$	495,245

SUGAR CREEK FINANCIAL CORP. AND SUBSIDIARY

Notes To Consolidated Financial Statements

	Number of Contracts		Pre- modification Outstanding Recorded Investment		Post- modification Outstanding Recorded Investment
Six Months Ended September 30, 2012 (Unaudited):
Real estate loans:
Single-family, owner occupied	-	$	-	$	-
Single-family, non-owner occupied	-		-		-

	-	$	-	$	-

The following presents a summary of new troubled debt restructurings during the years ended March 31, 2013 and 2012:

	Number of Contracts		Pre- modification Outstanding Recorded Investment		Post- modification Outstanding Recorded Investment
Year Ended March 31, 2013:
Real estate loans:
Single-family, owner occupied	-	$	-	$	-
Single-family, non-owner occupied	-		-		-

	-	$	-	$	-

	Number of Contracts		Pre- modification Outstanding Recorded Investment		Post- modification Outstanding Recorded Investment
Year Ended March 31, 2012:
Real estate loans:
Single-family, owner occupied	1	$	463,597	$	464,297
Single-family, non-owner occupied	3		192,276		194,570

	4	$	655,873	$	658,867

None of the troubled debt restructurings were subsequently in default during the periods covered by the financial statements.

The following presents a summary of troubled debt restructurings at September 30, 2013 and March 31, 2013 and 2012:

	Number of Contracts		Recorded Investment
At September 30, 2013 (Unaudited):
Real estate loans:
Single-family, owner occupied	2	$	962,465
Single-family, non-owner occupied	-		-

	2	$	962,465

	Number of Contracts		Recorded Investment
At March 31, 2013:
Real estate loans:
Single-family, owner occupied	1	$	471,597
Single-family, non-owner occupied	-		-

	1	$	471,597

SUGAR CREEK FINANCIAL CORP. AND SUBSIDIARY

Notes To Consolidated Financial Statements

	Number of Contracts		Recorded Investment
At March 31, 2012:
Real estate loans:
Single-family, owner occupied	2	$	919,863
Single-family, non-owner occupied	3		193,849

	5	$	1,113,712

The following presents the Bank’s loan portfolio aging analysis as of September 30, 2013 and March 31, 2013 and 2012:

		Days Past Due
		30-59		60-89		90 or more		Current		Total
At September 30, 2013 (Unaudited):
Real estate loans:
Single-family, owner occupied	$	666,939	$	123,082	$	722,249	$	55,989,046	$	57,501,316
Single-family, non-owner occupied		190,866		-		-		8,762,410		8,953,276
Multi-family, 5 or more units		-		-		-		903,188		903,188
Commercial		-		-		-		3,399,955		3,399,955
Land		-		-		-		1,634,752		1,634,752
Consumer loans		-		35,808		9,494		1,532,058		1,577,360

	$	857,805	$	158,890	$	731,743	$	72,221,409	$	73,969,847

		Days Past Due
		30-59		60-89		90 or more		Current		Total
At March 31, 2013:
Real estate loans:
Single-family, owner occupied	$	340,059	$	548,238	$	1,335,824	$	53,577,351	$	55,801,472
Single-family, non-owner occupied		-		16,114		-		9,552,930		9,569,044
Multi-family, 5 or more units		-		-		-		941,128		941,128
Commercial		-		-		-		3,838,634		3,838,634
Land		-		-		-		1,500,922		1,500,922
Consumer loans		48,920		6,870		21,975		1,651,323		1,729,088

	$	388,979	$	571,222	$	1,357,799	$	71,062,288	$	73,380,288

		Days Past Due
		30-59		60-89		90 or more		Current		Total
At March 31, 2012:
Real estate loans:
Single-family, owner occupied	$	541,824	$	627,089	$	1,020,924	$	52,025,537	$	54,215,374
Single-family, non-owner occupied		-		-		19,981		10,348,715		10,368,696
Multi-family, 5 or more units		-		-		-		991,055		991,055
Commercial		142,905		-		131,063		4,102,652		4,376,620
Land		-		-		8,926		1,576,941		1,585,867
Consumer loans		43,873		67,885		11,601		2,396,713		2,520,072

	$	728,602	$	694,974	$	1,192,495	$	71,441,613	$	74,057,684

The Bank categorizes all classes of loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. Generally, smaller dollar consumer loans are excluded from this grading process and are reflected in the Pass category. The delinquency trends of these consumer loans are monitored on a homogeneous basis.

SUGAR CREEK FINANCIAL CORP. AND SUBSIDIARY

Notes To Consolidated Financial Statements

The Bank uses the following definitions for risk ratings:

The Pass asset quality rating encompasses assets that have performed as expected. With the exception of some smaller consumer and residential loans, these assets do not have delinquency. Loans assigned this rating include loans to borrowers possessing solid credit quality with acceptable risk.

The Special Mention asset quality rating encompasses assets that have potential weaknesses that deserve management’s close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan. Special mention assets are not adversely classified and do not expose an institution to sufficient risk to warrant adverse classification. This grade is intended to include loans to borrowers whose credit quality has clearly deteriorated and where risk of further decline is possible unless active measures are taken to correct the situation.

The Substandard asset quality rating encompasses assets that are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any; assets having a well-defined weakness based upon objective evidence; assets characterized by the distinct possibility that the Bank will sustain some loss if the deficiencies are not corrected; or the possibility that liquidation will not be timely. Loans categorized in this grade possess a well-defined credit weakness and the likelihood of repayment from the primary source is uncertain. Significant financial deterioration has occurred and very close attention is warranted to ensure the full repayment without loss. Collateral coverage may be marginal.

Doubtful asset quality rating encompasses assets that have all of the weaknesses of those classified as substandard. In addition, these weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions and values, highly questionable and improbable.

The Loss asset quality rating encompasses assets that are considered uncollectible and of such little value that their continuance as assets is not warranted. A loss classification does not mean that an asset has no recovery or salvage value; instead, it means that it is not practical or desirable to defer writing off or reserving all or a portion of a basically worthless asset, even though partial recovery may be realized in the future.

The following presents the credit risk profile for the Bank’s loan portfolio based upon rating category at September 30, 2013 and March 31, 2013 and 2012:

		Credit Quality Indicator-Credit Risk Profile by Grade or Classification
		Special Mention		Substandard		Doubtful		Loss		Pass		Total
At September 30, 2013 (Unaudited):
Real estate loans:
Single-family, owner occupied	$	-	$	1,684,714	$	-	$	-	$	55,816,602	$	57,501,316
Single-family, non-owner occupied		-		-		-		-		8,953,276		8,953,276
Multi-family, 5 or more units		-		-		-		-		903,188		903,188
Commercial		-		-		-		-		3,399,955		3,399,955
Land		-		-		-		-		1,634,752		1,634,752
Consumer loans		-		9,494		-		-		1,567,866		1,577,360

	$	-	$	1,694,208	$	-	$	-	$	72,275,639	$	73,969,847

SUGAR CREEK FINANCIAL CORP. AND SUBSIDIARY

Notes To Consolidated Financial Statements

		Credit Quality Indicator-Credit Risk Profile by Grade or Classification
		Special Mention		Substandard		Doubtful		Loss		Pass		Total
At March 31, 2013:
Real estate loans:
Single-family, owner occupied	$	-	$	1,807,421	$	-	$	-	$	53,994,051	$	55,801,472
Single-family, non-owner occupied		-		-		-		-		9,569,044		9,569,044
Multi-family, 5 or more units		-		-		-		-		941,128		941,128
Commercial		-		-		-		-		3,838,634		3,838,634
Land		-		-		-		-		1,500,922		1,500,922
Consumer loans		-		21,975		-		-		1,707,113		1,729,088

	$	-	$	1,829,396	$	-	$	-	$	71,550,892	$	73,380,288

		Credit Quality Indicator-Credit Risk Profile by Grade or Classification
		Special Mention		Substandard		Doubtful		Loss		Pass		Total
At March 31, 2012:
Real estate loans:
Single-family, owner occupied	$	-	$	1,940,787	$	-	$	-	$	52,274,587	$	54,215,374
Single-family, non-owner occupied		-		213,830		-		-		10,154,866		10,368,696
Multi-family, 5 or more units		-		-		-		-		991,055		991,055
Commercial		-		131,063		-		-		4,245,557		4,376,620
Land		-		8,926		-		-		1,576,941		1,585,867
Consumer loans		-		11,601		-		-		2,508,471		2,520,072

	$	-	$	2,306,207	$	-	$	-	$	71,751,477	$	74,057,684

Following is a summary of activity for loans to directors, executive officers and associates of such persons for the six months ended September 30, 2013 and year ended March 31, 2013:

	September 30, 2013	March 31, 2013
	(Unaudited)
Balance, beginning of period	$3,810,461	$3,791,602
Additions	527,000	655,800
Repayments	(626,092)	(636,941)

Balance, end of period	$3,711,369	$3,810,461

These loans were made on substantially the same terms as those prevailing at the time for comparable transactions with unaffiliated persons.

(4)	Premises and Equipment, Net

Premises and equipment, net are summarized as follows:

		September 30, 2013		March 31,
				2013		2012
		(Unaudited)
Land	$	349,032	$	349,032	$	349,032
Land for possible future branch location		152,263		152,263		152,263
Office buildings and improvements		1,498,914		1,352,246		1,315,445
Furniture and equipment		701,905		678,567		648,215

		2,702,114		2,532,108		2,464,955
Less accumulated depreciation		1,565,995		1,528,482		1,451,972

	$	1,136,119	$	1,003,626	$	1,012,983

SUGAR CREEK FINANCIAL CORP. AND SUBSIDIARY

Notes To Consolidated Financial Statements

Depreciation expense for the six months ended September 30, 2013 and 2012, and for the years ended March 31, 2013 and 2012 was $37,512, $32,367, $76,511 and $74,885, respectively.

During the year ended March 31, 2013, the Bank recognized a $15,258 gain on the involuntary conversion of a nonmonetary asset to a monetary asset. The involuntary conversion resulted from power surge damages to the Bank’s computer equipment and receipt of insurance proceeds of $15,258.

(5)	Foreclosed Real Estate

	September 30, 2013	March 31,
		2013	2012
	(Unaudited)
Foreclosed real estate	$309,280	$324,280	$1,253,968
Allowance for losses	-	-	-

	$309,280	$324,280	$1,253,968

Foreclosed real estate consists of one single-family property at September 30, 2013 and March 31, 2013 and three single-family properties at March 31, 2012.

Allowance for losses is summarized as follows:

	Six Months Ended September 30,		Years Ended March 31,
	2013	2012	2013	2012
	(Unaudited)
Balance, beginning of period	$-	$-	$-	$-
Charge-offs, net of gain on sale	(15,000)	(35,800)	(113,528)	(112,516)
Loss (gain) charged to operations	15,000	35,800	113,528	112,516

Balance, end of period	$-	$-	$-	$-

(6)	Deposits

Deposits are summarized as follows:

		September 30, 2013		March 31,
Description and Interest Rate				2013		2012
		(Unaudited)
Non-interest bearing NOW accounts	$	3,342,200	$	3,659,312	$	4,177,074
NOW accounts, .14%, .16% and .53%		5,477,456		5,746,490		5,667,737
Savings accounts, .25%, .30% and .57%		13,813,383		13,363,713		11,806,734
Money market accounts, .47%, .47% and .85%		17,026,455		17,498,812		17,160,437

Total transaction accounts		39,659,494		40,268,327		38,811,982

Certificates:
0.01 - 1.00%		18,599,186		21,322,499		17,560,321
1.01 - 2.00%		11,515,789		9,614,929		14,138,614
2.01 - 3.00%		2,602,513		2,604,412		5,472,253
3.01 - 4.00%		61,751		62,689		81,067
4.01 - 5.00%		163,585		400,817		553,451

Total certificates, .99%, 1.01% and 1.32%		32,942,824		34,005,346		37,805,706

Total deposits, .62%, .64% and .96%	$	72,602,318	$	74,273,673	$	76,617,688

SUGAR CREEK FINANCIAL CORP. AND SUBSIDIARY

Notes To Consolidated Financial Statements

The aggregate amount of transaction accounts and certificates in denominations of $100,000 or more at September 30, 2013 were $20,420,311 and $8,812,236, respectively. The aggregate amount of transaction accounts and certificates in denominations of $100,000 or more at March 31, 2013 were $20,248,844 and $8,869,803, respectively. The aggregate amount of transaction accounts and certificates in denominations of $100,000 or more at March 31, 2012 were $19,922,558 and $9,626,045, respectively.

Certificate maturities are summarized as follows:

		September 30, 2013		March 31,
				2013		2012
		(Unaudited)
First year	$	19,249,138	$	20,366,633	$	27,641,544
Second year		4,320,004		4,547,256		5,641,412
Third year		6,063,769		5,062,891		2,361,262
Fourth year		1,438,445		3,147,027		1,713,161
Fifth year		1,871,468		881,539		448,327

	$	32,942,824	$	34,005,346	$	37,805,706

Interest expense on deposits is summarized as follows:

		Six Months Ended September 30,				Years Ended March 31,
		2013		2012		2013		2012
		(Unaudited)
NOW accounts	$	3,967	$	7,297	$	11,776	$	27,753
Savings accounts		18,860		23,099		42,617		65,927
Money market accounts		40,267		51,467		92,736		130,794
Certificates		169,506		222,026		405,153		666,487

	$	232,600	$	303,889	$	552,282	$	890,961

(7)	Advances from FHLBC

Advances from FHLBC are summarized as follows:

	Interest Rate		September 30, 2013		March 31,
Final Maturity Date					2013		2012
			(Unaudited)
February 13, 2017	4.71%	$	5,000,000	$	5,000,000	$	5,000,000

At September 30, 2013 and March 31, 2013, advances are secured by FHLBC stock and mortgage loans totaling $46.6 million and $46.0 million, respectively. At September 30, 2013 and March 31, 2013, the Bank has remaining credit available under the FHLBC advance program of $26.8 million based upon 35% of the Bank’s assets.

(8)	Income Taxes

The Bank used the experience method bad debt deduction for all periods covered by the financial statements. The Bank’s tax bad debt reserves at September 30, 2013 and March 31, 2013 were approximately $888,000. The estimated deferred tax liability on such amount is approximately $302,000, which has not been recorded in the accompanying consolidated financial statements. If these tax bad debt

SUGAR CREEK FINANCIAL CORP. AND SUBSIDIARY

Notes To Consolidated Financial Statements

reserves are used for other than loan losses, the amount used will be subject to Federal income taxes at the then prevailing corporate rate.

The provision for income taxes differs from the Federal statutory corporate tax rate of 34% as follows:

	Percentage of earnings before income taxes
	Six Months Ended September 30,				Years Ended March 31,
	2013		2012		2013		2012
	(Unaudited)
Federal statutory income tax rate	34.0	%	34.0	%	34.0	%	34.0	%
Increases (decreases) in tax rate:
State taxes, net of Federal tax benefit	6.2		6.0		6.0		5.7
Surtax exemption	-		-		-		(7.2)
Other, net	0.6		3.5		(0.1)		2.5

Tax rate	40.8	%	43.5	%	39.9	%	35.0	%

The components of the net deferred tax liability are summarized as follows:

	September 30, 2013	March 31,
		2013	2012
	(Unaudited)
Deferred tax liabilities:
FHLB stock dividends	$99,636	$99,636	$99,636
Deferred loan costs	-	38	530
Tax over book depreciation	132,485	137,752	148,866
Accrued income and expense	88,507	79,227	95,977

Total deferred tax liabilities	320,628	316,653	345,009

Deferred tax assets:
Allowance for losses on loans	(149,410)	(149,410)	(141,066)
Book over tax ESOP expense	(23,643)	(19,021)	(17,059)
Book over tax equity incentive plan expense	-	(13,650)	(9,707)
Other	(8,710)	(5,707)	(2,312)

Total deferred tax assets	(181,763)	(187,788)	(170,144)

Net deferred tax liability	$138,865	$128,865	$174,865

Income taxes are summarized as follows:

	Six Months Ended September 30,		Years Ended March 31,
	2013	2012	2013	2012
	(Unaudited)
Current:
Federal	$96,825	$147,393	$250,990	$113,622
State	33,173	39,937	72,107	33,349

	129,998	187,330	323,097	146,971

Deferred:
Federal	11,000	(10,000)	(38,000)	(76,000)
State	(1,000)	(4,000)	(8,000)	(20,000)

	10,000	(14,000)	(46,000)	(96,000)

Total income taxes	$139,998	$173,330	$277,097	$50,971

SUGAR CREEK FINANCIAL CORP. AND SUBSIDIARY

Notes To Consolidated Financial Statements

The Company is subject to U.S. Federal and State of Illinois income taxes. Tax years ending March 31, 2010 through March 31, 2013 remain open to examination by these jurisdictions. At September 30, 2013 and March 31, 2013, there was no accrual for uncertain tax positions or related interest.

(9)	Employee Benefits

The Bank participates in the Pentegra Defined Benefit Plan for Financial Institutions (“Pentegra DB Plan”), which covers substantially all employees. The Pentegra DB Plan operates as a multiemployer plan under the Employee Retirement Income Security Act of 1974 and the Internal Revenue Code. The Pentegra DB Plan’s Employer Identification Number is 13-5645888 and the Plan Number is 333. There are no collective bargaining agreements in place that require contributions to the Pentegra DB Plan. The Pentegra DB Plan is a simple plan under Internal Revenue Code Section 413 (c) and, as a result, all of the assets stand behind all of the liabilities. Accordingly, under the Pentegra DB Plan contributions made by a participating employer may be used to provide benefits to participants of other participating employers.

As of June 30, 2013 and 2012 (the two most recent plan year ends), the Pentegra DB Plan was 100.19% and 99.44% funded. The Bank’s contributions during the plan years ending June 30, 2013 and 2012 represented less than 5% of the total contributions to the Pentegra DB Plan. During the six months ended September 30, 2013 and 2012 and the years ended March 31, 2013 and 2012, the Bank’s cash contributions made to the Pentegra DB Plan were $0, $0, $246,414 and $291,508, respectively.

Since this is a multiemployer plan, the plan’s administrators are unable to determine the actuarial present value of benefits attributable to the Bank’s participants. The (pension asset) and unfunded pension liability of the Bank was $(6,583) and $16,151 at June 30, 2013 (the most recent report available), and June 30, 2012, respectively. Pension expense was $92,853, $123,038, $236,329 and $259,199 for the six months ended September 30, 2013 and 2012 and for the years ended March 31, 2013 and 2012, respectively.

The Bank has a defined contribution plan which covers substantially all employees. Participants may contribute up to 20% of salary, subject to Internal Revenue Code limitations. The Bank matches the employee contribution, up to 4% of salary. Participants are fully vested after four years of service. Plan expense was $13,507, $13,719, $26,989 and $24,383 for the six months ended September 30, 2013 and 2012 and the years ended March 31, 2013 and 2012, respectively.

In conjunction with the 2007 stock offering, $355,490 was loaned by the Company to a trust for the ESOP, enabling it to acquire 35,549 shares of common stock. Eligible employees in the ESOP are those who also participated in the Bank’s defined contribution plan as of April 3, 2007 and employees hired thereafter which complete at least 1000 hours of service during the plan year, which begins January 1. Participant benefits become fully vested upon completion of 3 years of service; participants will be 0% vested prior to that time. The Bank makes annual contributions equal to the ESOP’s debt service, less dividends on unallocated and allocated (if any) shares used to repay the loan. Dividends on allocated ESOP shares are charged to retained earnings. The ESOP shares are pledged as collateral on the loan. As the loan is repaid, shares are released from collateral and allocated to participating employees, based on the proportion of loan principal and interest repaid and compensation of the participants. ESOP expense for the six months ended September 30, 2013 and 2012 and for the years ended March 31, 2013 and 2012 was $6,748, $5,925, $12,443 and $11,881, respectively.

The number of ESOP shares allocated, shares released for allocation and unreleased shares at September 30, 2013 were 13,328, 1,778 and 19,551, respectively. The number of ESOP shares allocated,

SUGAR CREEK FINANCIAL CORP. AND SUBSIDIARY

Notes To Consolidated Financial Statements

shares released for allocation and unreleased shares at March 31, 2013 were 13,328, 593 and 20,736, respectively. The number of ESOP shares allocated, shares released for allocation and unreleased shares at March 31, 2012 were 11,850, 593 and 23,106, respectively. The fair value of unreleased ESOP shares at September 30, 2013, March 31, 2013 and March 31, 2012 was $113,396, $114,048 and $115,530, respectively.

On November 19, 2007 stockholders approved the Sugar Creek Financial Corp. 2007 Equity Incentive Plan (the “Plan”). Under the Plan, the Company may grant to employees, officers and directors up to 62,211 shares of common stock, including 44,437 shares for stock options and 17,774 shares of restricted stock. On July 21, 2008, the Board of Directors granted 17,774 shares of restricted stock to officers and directors of the Company. Shares of common stock to fund these awards were repurchased in the open market at an average price of $8.10.

A summary of the Company’s restricted stock award expense under the Plan is as follows:

	Six Months Ended September 30,		Years Ended March 31,
	2013	2012	2013	2012
	(Unaudited)
Pre-tax	$10,225	$13,945	$27,891	$27,891
After-tax	6,053	7,879	16,735	18,129
Basic and diluted earnings per share	$0.01	$0.01	$0.02	$0.02

At September 30, 2013 and at March 31, 2013, the total unrecognized expense related to restricted stock awards was $0 and $10,225, respectively.

A summary of the Company’s non-vested stock award activity for the year ended March 31, 2013 and the six months ended September 30, 2013 is as follows:

	Number of Non-vested Shares	Weighted- Average Grant Date Fair Value
Nonvested at March 31, 2012	7,100	$7.90
Granted	-	-
Vested	(3,556)	7.90
Forfeited	-	-

Nonvested at March 31, 2013	3,544	7.90
Granted	-	-
Vested (Unaudited)	(3,544)	7.90
Forfeited	-	-

Nonvested at September 30, 2013 (Unaudited)	-	$-

(10)	Stockholders’ Equity and Regulatory Capital

The Bank may not declare or pay a cash dividend, if the effect of such dividends would be to cause the capital of the Bank to be reduced below the aggregate amount required by federal law. The Company may pay a dividend, if and when declared by its Board of Directors. Any dividends waived by the MHC, are subject to approval by the Federal Reserve Board (“FRB”). Any repurchases of the Company’s common stock will be conducted in accordance with applicable laws and regulations.

SUGAR CREEK FINANCIAL CORP. AND SUBSIDIARY

Notes To Consolidated Financial Statements

The FRB has adopted an interim final rule which requires the MHC to notify the FRB if it proposes to waive receipt of dividends from the Company. The rule also requires that the MHC obtain the approval of a majority of the eligible votes of members of the MHC (generally Bank depositors) before it can waive dividends. Since the MHC is a “grandfathered company” under the rule, the FRB may not object to a dividend waiver request if the board of directors of the mutual holding company expressly determines that a waiver of dividend is consistent with its fiduciary duties to members and the waiver would not be detrimental to the safe and sound operation of the Bank subsidiary of the Company. There can be no assurance as to the timing of changes to the interim final rule, if any, the form of the final dividend waiver regulations or the effect on such regulations on the MHC’s ability to waive dividends.

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can result in certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements. Under capital adequacy guidelines, the Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classifications are also subject to quantitative judgments by the regulators about components, risk-weightings and other factors. At September 30, 2013 and March 31, 2013 and 2012, the Bank met all capital adequacy requirements.

The Bank is also subject to the regulatory framework for prompt corrective action. At September 30, 2013 and March 31, 2013 and 2012, the most recent notification from the regulatory agencies categorized the Bank as well capitalized. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the following tables. There are no conditions or events since the aforementioned notifications that management believes have changed the Bank’s category.

The Bank’s actual and required capital amounts and ratios at September 30, 2013 are as follows:

		Actual		Minimum Required
				for Capital Adequacy		to be “Well Capitalized”
		Amount	Ratio	Amount	Ratio	Amount	Ratio
		(Dollars in Thousands)
		(Unaudited)
Equity of the Bank	$	9,761
General valuation allowance		368

Total capital to risk-weighted assets	$	10,129	22.7%	$3,577	8.0%	$4,472	10.0%

Tier 1 capital to risk-weighted assets	$	9,761	21.8%	$1,789	4.0%	$2,683	6.0%

Tier 1 capital to total assets	$	9,761	11.0%	$3,534	4.0%	$4,417	5.0%

SUGAR CREEK FINANCIAL CORP. AND SUBSIDIARY

Notes To Consolidated Financial Statements

The Bank’s actual and required capital amounts and ratios at March 31, 2013 was as follows:

		Actual		Minimum Required
				for Capital Adequacy		to be “Well Capitalized”
		Amount	Ratio	Amount	Ratio	Amount	Ratio
		(Dollars in Thousands)
Equity of the Bank	$	9,666
General valuation allowance		383

Total capital to risk-weighted assets	$	10,049	22.1%	$3,642	8.0%	$4,552	10.0%

Tier 1 capital to risk-weighted assets	$	9,666	21.2%	$1,821	4.0%	$2,731	6.0%

Tier 1 capital to total assets	$	9,666	10.7%	$3,615	4.0%	$4,519	5.0%

The Bank’s actual and required capital amounts and ratios at March 31, 2012 was as follows:

		Actual		Minimum Required
				for Capital Adequacy		to be “Well Capitalized”
		Amount	Ratio	Amount	Ratio	Amount	Ratio
		(Dollars in Thousands)
Equity of the Bank	$	9,206
General valuation allowance		362

Total capital to risk-weighted assets	$	9,568	21.7%	$3,527	8.0%	$4,409	10.0%

Tier 1 capital to risk-weighted assets	$	9,206	20.9%	$1,763	4.0%	$2,645	6.0%

Tier 1 capital to total assets	$	9,206	10.0%	$3,686	4.0%	$4,607	5.0%

(11)	Financial Instruments with Off-Balance Sheet Risk

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments typically include commitments to originate mortgage loans. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet.

The Company’s maximum exposure to credit loss in the event of nonperformance by the borrower is represented by the contractual amount and related accrued interest receivable of those instruments.

The Company minimizes this risk by evaluating each borrower’s creditworthiness on a case-by-case basis. Generally, collateral held by the Company consists of a first or second mortgage on the borrower’s property. Loan commitments to originate fixed-rate mortgage loans were $268,000 at September 30, 2013 and $1.1 million and $554,000 at March 31, 2013 and 2012, respectively.

SUGAR CREEK FINANCIAL CORP. AND SUBSIDIARY

Notes To Consolidated Financial Statements

(12)	Contingencies

At September 30, 2013, there were no known pending litigation or other claims that management believes will be material to the Company’s financial position.

(13)	Concentration of Credit Risk

The Bank originates loans to the general public, which includes military personnel and civilian employees of Scott Air Force Base, located in Belleville, Illinois. This concentration of credit risk could unfavorably impact the level of credit risk of the Bank should events occur, such as employment curtailments, temporary layoffs or other events. Management believes that the secured nature of the majority of these loans mitigates this risk based upon current economic conditions.

(14)	Fair Value Measurements and Fair Value of Financial Instruments

Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy prioritizes the assumptions that market participants would use in pricing the assets or liabilities (the “inputs”) into three broad levels.

The fair value hierarchy gives the highest priority (Level 1) to quoted prices in active markets for identical assets and liabilities and the lowest priority (Level 3) to unobservable inputs in which little, if any, market activity exists, requiring entities to develop their own assumptions and data.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. These inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in market areas that are not active, inputs other than quoted prices that are observable for the asset or liability (such as interest rates, volatilities, prepayment speeds, credit risks and default rates) or inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Valuation Techniques

Available for sale securities are carried at fair value utilizing Level 1 and Level 2 inputs. For debt securities, the Bank obtains fair value measurements from an independent pricing service. The fair value measurements consider observable data that may include dealer quotes, live trading levels, trade execution data, cash flows, market consensus prepayment speeds, market spreads, credit information and the U.S. Treasury yield curve. At September 30, 2013 and March 31, 2013 and 2012 the Company did not have any available for sale securities.

Impaired loans are carried at fair value utilizing Level 3 inputs, consisting of appraisals of underlying collateral (collateral method) adjusted for selling costs (unobservable input) and discounted cash flow analysis. See note 3.

SUGAR CREEK FINANCIAL CORP. AND SUBSIDIARY

Notes To Consolidated Financial Statements

Assets Measured at Fair Value on a Nonrecurring Basis

Assets measured at fair value on a nonrecurring basis at September 30, 2013 and March 31, 2013 and 2012 include impaired loans of $1,694,208, $1,829,396 and $1,769,779, respectively, utilizing level 3 inputs. The impaired loans are collateral dependent.

Following is a summary of the activity in the allowance for losses on impaired loans including troubled debt restructurings:

	Six Months Ended September 30,		Years Ended March 31,
	2013	2012	2013	2012
	(Unaudited)
Balance, beginning of period	$108,363	$72,000	$72,000	$48,000
Loan charge-offs	-	-	-	(106,000)
Loan recoveries	-	-	-	-
Provision charged to expense	(6,363)	5,000	36,363	130,000

Balance, end of period	$102,000	$77,000	$108,363	$72,000

Nonfinancial assets measured at fair value on a nonrecurring basis include foreclosed real estate which amounted to $309,280 at September 30, 2013 and $324,280 and $1,253,968 at March 31, 2013 and 2012, respectively. Foreclosed real estate is initially recorded at fair value utilizing level 2 units based on observable market data less costs to sell when acquired, establishing a new cost basis.

Fair Value of Financial Instruments

The carrying amount, fair value and the financial hierarchy of the Company’s financial instruments are summarized in the following table. Fair values of financial instruments have been estimated by the Company based upon available market information with the assistance of an independent consultant.

	September 30,
	2013
	Carrying	Fair	Fair Value Measurements Using
	Amount	Value	(Level 1)	(Level 2)	(Level 3)
	(Unaudited)
Non-trading instruments and nonderivatives:
Cash and cash equivalents	$11,806,884	$11,806,884	$11,806,884	$-	$-
Stock in FHLB of Chicago	1,165,513	1,165,513	-	1,165,513	-
Loans receivable, net	73,494,107	77,286,859	-	75,592,651	1,694,208
Accrued interest receivable on loans	250,602	250,602	-	250,602	-
Deposits	72,602,318	66,733,784	-	66,733,784	-
Accrued interest on deposits	40,466	40,466	-	40,466	-
Advances from FHLB of Chicago	$5,000,000	$5,527,742	$-	$5,527,742	$-

SUGAR CREEK FINANCIAL CORP. AND SUBSIDIARY

Notes To Consolidated Financial Statements

	March 31,
	2013
	Carrying	Fair	Fair Value Measurements Using
	Amount	Value	(Level 1)	(Level 2)	(Level 3)
Non-trading instruments and nonderivatives:
Cash and cash equivalents	$14,451,393	$14,451,393	$14,451,393	$-	$-
Stock in FHLB of Chicago	1,165,513	1,165,513	-	1,165,513	-
Loans receivable, net	72,896,724	77,921,388	-	76,091,992	1,829,396
Accrued interest receivable on loans	258,173	258,173	-	258,173	-
Deposits	74,273,673	71,419,238	-	71,419,238	-
Accrued interest on deposits	42,121	42,121	-	42,121	-
Advances from FHLB of Chicago	$5,000,000	$5,709,308	$-	$5,709,308	$-

	March 31,
	2012
	Carrying	Fair	Fair Value Measurements Using
	Amount	Value	(Level 1)	(Level 2)	(Level 3)
Non-trading instruments and nonderivatives:
Cash and cash equivalents	$14,543,096	$14,453,096	$14,453,096	$-	$-
Stock in FHLB of Chicago	1,165,513	1,165,513	-	1,165,513	-
Loans receivable, net	73,558,046	78,407,316	-	76,637,537	1,769,779
Accrued interest receivable on loans	282,292	282,292	-	282,292	-
Deposits	76,617,688	73,954,545	-	73,954,545	-
Accrued interest on deposits	63,015	63,015	-	63,015	-
Advances from FHLB of Chicago	5,000,000	$5,760,074	$-	$5,760,074	$-

The following methods and assumptions were used in estimating the fair values shown above:

.  Cash and cash equivalents are valued at their carrying amounts due to the relatively short period to maturity of instruments.

.  Stock in FHLB of Chicago is valued at cost, which represents historical redemption value and approximates fair value.

.  Fair values for the loan portfolio, certificates of deposit and advances from the FHLBC are computed using an analysis which considers the amount and timing of all future cash flows of the underlying instruments discounted at current market rates.

.  Fair values of non-maturing deposits, such as checking, NOW, savings and money market deposit accounts are computed using an analysis which uses decay rates to estimate the amount and timing of all future cash flows of the underlying instruments, which are discounted at current market rates.

.  The carrying amounts of accrued interest receivable and payable approximate fair value.

Off-balance sheet assets include the commitments to extend credit for which fair values were estimated based on interest rates and fees currently charged to enter into similar transactions. As a result of the short-term nature of the outstanding commitments, the fair values of fees on those commitments approximate the amount collected and the Company has not assigned a value to such instruments for purpose of this disclosure.

There were no transfers between Level 1 and Level 2 categorizations and into or out of Level 3 categorization for the periods presented.

SUGAR CREEK FINANCIAL CORP. AND SUBSIDIARY

Notes To Consolidated Financial Statements

(15)	Parent Company Only Financial Statements

The following balance sheets, statements of earnings and statements of cash flows for Sugar Creek Financial Corp. should be read in conjunction with the consolidated financial statements and the notes thereto.

Balance Sheets

	September 30, 2013	March 31,
		2013	2012
	(Unaudited)
Assets

Cash and cash equivalents	$148,182	$130,845	$122,986
Investment in Bank	9,761,191	9,665,567	9,206,344
ESOP note receivable	256,143	256,143	274,810
Accrued interest receivable	15,806	5,210	5,652
Other assets	19,869	-	-

Total assets	$10,201,191	$10,057,765	$9,609,792

Liabilities and Stockholders’ Equity

Other liabilities	$12,460	$907	$3,664

Common stock	9,069	9,069	9,069
Additional paid-in capital	3,290,511	3,285,387	3,268,753
Treasury stock	(85,638)	(82,907)	(76,199)
Common stock acquired by ESOP	(195,520)	(207,369)	(231,069)
Retained earnings - substantially restricted	7,170,309	7,052,678	6,635,574

Total stockholders’ equity	10,188,731	10,056,858	9,606,128

Total liabilities and stockholders’ equity	$10,201,191	$10,057,765	$9,609,792

Statements of Earnings

		Six Months Ended September 30,				Years Ended March 31,
		2013		2012		2013		2012
		(Unaudited)
Interest income on ESOP note receivable	$	10,595	$	11,367	$	22,255	$	23,772
Interest income - MMDA with Bank		324		365		646		1,149

Total interest income		10,919		11,732		22,901		24,921
Dividend from Bank		129,500		-		-		-
Other income		-		28		28		-
Noninterest expense		(16,072)		(10,126)		(26,073)		(37,845)

Earnings (loss) before income taxes and equity in undistributed earnings of Bank		124,347		1,634		(3,144)		(12,924)
Income tax benefit		2,003		(706)		1,359		5,589

Net earnings (loss) before equity in undistributed earnings of Bank		126,350		928		(1,785)		(7,335)
Equity in undistributed earnings of Bank		78,651		229,138		418,889		102,088

Net earnings	$	205,001	$	230,066	$	417,104	$	94,753

SUGAR CREEK FINANCIAL CORP. AND SUBSIDIARY

Notes To Consolidated Financial Statements

Statements of Cash Flows

	Six Months Ended September 30,		Years Ended March 31,
	2013	2012	2013	2012
	(Unaudited)
Cash flows from operating activities:
Net earnings	$205,001	$230,066	$417,104	$94,753
Adjustments to reconcile net earnings to net cash used for operating activities:
Equity in undistributed earnings of Bank	(78,651)	(229,138)	(418,889)	(102,088)
Decrease in accrued interest receivable	(10,596)	(11,368)	442	290
Decrease in other assets	(19,869)	-	-	1,750
Increase (decrease) in other liabilities	11,553	(5,392)	(2,757)	2,844

Net cash provided by (used for) operating activities	107,438	(15,832)	(4,100)	(2,451)

Cash flow from investing activities:
Repayment of ESOP loan	-	-	18,667	17,302

Net cash provided by investing activities	-	-	18,667	17,302

Cash flow from financing activities:
Cash dividends paid	(87,370)	-	-	(37,306)
Repurchase of common stock	(2,731)	(6,708)	(6,708)	(4,121)

Net cash used for financing activities	(90,101)	(6,708)	(6,708)	(41,427)

Net increase (decrease) in cash and cash equivalents	17,337	(22,540)	7,859	(26,576)
Cash and cash equivalents at beginning of period	130,845	122,986	122,986	149,562

Cash and cash equivalents at end of period	$148,182	$100,446	$130,845	$122,986

(16)	Subsequent Event – Plan of Conversion and Reorganization

On December 3, 2013, the Company, Bank and MHC adopted a Plan of Conversion and Reorganization (“Plan of Conversion”) in which the Bank will reorganize from the two-tier mutual holding company structure to a stock holding company structure. Pursuant to the Plan of Conversion, (1) the MHC will merge with and into the Company with the Company as the surviving entity (“MHC Merger”), (2) the Company will merge with and into the new Sugar Creek Financial Corp. (“Holding Company”), a newly formed Maryland corporation, with the Holding Company as the surviving entity, (3) the Bank will become a wholly-owned subsidiary of the Holding Company, (4) the shares of common stock of the Company held by persons other than the MHC will be converted into shares of common stock of the Holding Company pursuant to an exchange ratio designed to preserve the percentage ownership interests of such persons, (5) the Holding Company will offer and sell shares of common stock to certain depositors and borrowers of the Bank and others in the manner and subject to priorities set forth in the Plan of Conversion.

At the conversion date, liquidation accounts will be established in an amount equal to the percentage of the outstanding shares of the Company owned by the MHC before the MHC Merger, multiplied by the Company’s total stockholders’ equity as of the latest balance sheet date in the final offering circular used in the Conversion, plus the value of the net assets of the MHC as of the latest balance sheet date before the effective date of the Conversion. Each eligible account holder or supplemental account holder will be entitled to a proportionate share of this account in the event of a complete liquidation of the Bank or the Bank and the Holding Company, and only in such event.

SUGAR CREEK FINANCIAL CORP. AND SUBSIDIARY

Notes To Consolidated Financial Statements

Following completion of the Conversion, neither the Holding Company nor the Bank may declare or pay a dividend on any of its capital stock, if the effect thereof would cause equity to be reduced below the liquidation account amount or regulatory capital requirements.

The transaction is subject to certain conditions, including the required regulatory approvals and approval of the Plan of Conversion by the stockholders of the Company and the members of the MHC. The Plan of Conversion is expected to be approved in the first quarter of 2014.

Conversion costs will be deferred and reduce the proceeds from the shares sold in the Conversion. If the Conversion is not completed, all costs will be expensed. At September 30, 2013 (unaudited), there were deferred conversion costs of $38,000.

You should rely only on the information contained in this prospectus. Neither Tempo Bank nor Sugar Creek Financial Corp. has authorized anyone to provide you with different information. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered by this prospectus to any person or in any jurisdiction in which an offer or solicitation is not authorized or in which the person making an offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make an offer or solicitation in those jurisdictions. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

(Proposed Holding Company for Tempo Bank)

Up to

616,072 Shares

(subject to increase to 708,483 shares)

COMMON STOCK

Prospectus

February 11, 2014

Until May 22, 2014, all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.